Annual Accountability Report 2005 For what matters

2005 Accomplishments
Client satisfaction
>	Improved client satisfaction in a number of areas, including overall quality of client service, planning and advice in financial matters, branch staff and service

>	Extended branch hours in a number of urban centres
Creating a supportive work environment
>	Closed workforce representation gaps of women, visible minorities and persons with disabilities

>	Increased Employee Commitment Index score
Risk management
>	Gross impaired loans reduced 14.4% over last year

>	Carrying value of merchant banking portfolio reduced to $1.4 billion
Making a difference in society
>	Contributed to the social and economic development of communities where we do business through corporate donations and sponsorships of over $42 million

>	Demonstrated our commitment to the environment through enhancements to our environmental risk management policies and procedures
Financial performance
>	Realized revenue growth of 5.9% over last year

>	Returned $2.1 billion to common shareholders through share repurchases and dividends
Governance
>	For the second consecutive year, CIBC complied with all requirements of section 404 of the U.S. Sarbanes-Oxley Act, ahead of the current 2006 reporting requirements

>	CIBC scored 90 (out of 100) in The Globe and Mail’s Report on Business corporate governance ranking
2005 Disappointments
Enron settlements
>	US$2.4 billion class action

>	US$274 million bankruptcy case
Risk management
>	Poor consumer loan loss performance
Building
a roadmap for
long-term Growth
Who We Are
At CIBC, we are in the business of helping our clients achieve what matters to them. As important as knowing that, is knowing HOW we are going to do that. Values define the common character of an organization. Our ability to generate long-term growth rests on our ability to have one culture based on common values:
TRUST, TEAMWORK, ACCOUNTABILITY
Where We’re Going
Our Vision is to be the leader in client relationships.
To get there, we have made commitments to each of our stakeholders—

To Clients —	help our clients achieve what matters to them

To Employees —	create an environment where all employees can excel

To Communities —	make a real difference

To Shareholders —	generate a higher total return to shareholders than the average among Canadian banks
     Share Price Appreciation %

CIBC’s share price appreciation of 49% over the past five years well exceeded the appreciation of 8% for the broad market, but trailed the performance of the Bank Index. When combined with dividend yield, CIBC’s total return for the past five years was 75%.

Creating Value
Consistent, sustainable growth over the long term is a key priority. We believe the most important building blocks for long-term success are:
>	Client satisfaction

>	Creating a supportive work environment

>	Risk management

>	Making a difference in society

>	Financial performance

>	Governance
Business Priorities
Our priorities over the medium term are to:
>	Maintain business strength

>	Improve productivity

>	Build balance sheet strength
Performance Measurement
Disciplined measurement of our performance on all fronts is important to long-term success. CIBC has several measures to track its progress over the medium and longer term. Our scorecard is detailed on pages 6 and 7. This year for the first time we have included on page 186 an index of key performance metrics based on widely recognized global non-financial reporting frameworks.
“We believe that a successful company generates sustainable value for shareholders and makes a difference in society.”
Our Businesses
CIBC adopted a new reporting structure during the year and is now organized into two strategic business lines:
CIBC Retail Markets
CIBC Retail Markets comprises our retail markets, wealth management and cards businesses, which together provide a full range of financial products and services to more than 11 million individual and small business clients, primarily in Canada.
CIBC World Markets
CIBC World Markets is the wholesale banking arm of CIBC, providing a range of integrated credit and capital markets products, investment banking and merchant banking to clients in key financial markets in North America and around the world.
For what matters.

CIBC Annual Accountability Report 2005 For what matters	Financial Highlights 2
Financial Highlights 2005

As at or for the years ended October 31	2005		2004(1)	2003(1)	2002 (1)	2001 (1)

Common share information
Per share — basic earnings (loss)	$(0.46)		$5.60	$5.21	$1.37	$4.19
— diluted earnings (loss)	(0.46	)(2)	5.53	5.18	1.35	4.13
— dividends	2.66		2.20	1.64	1.60	1.44
Share price — closing	72.20		73.90	59.21	38.75	48.82
Shares outstanding(thousands) — end of period	334,008		347,488	362,043	359,064	363,188
Market capitalization ($ millions)	$24,115		$25,679	$21,437	$13,914	$17,731

Value measures
Price to earnings multiple (12-month trailing)	n/m		13.2	11.4	28.9	11.7
Dividend yield (based on closing share price)	3.7%		3.0%	2.8%	4.1%	2.9%
Dividend payout ratio	>100		39.2	31.5	> 100	34.2

Financial results ($ millions)
Total revenue	$12,473		$11,775	$11,463	$10,930	$11,058
Provision for credit losses	706		628	1,143	1,500	1,100
Non-interest expenses	10,840		8,251	8,128	9,129	8,226
Net (loss) income	(32)		2,091	1,950	542	1,582

Financial measures
Efficiency ratio	86.9%		70.1%	70.9%	83.5%	74.4%
Efficiency ratio (TEB)(3)	85.6		69.2	70.1	82.7	73.4
Return on equity	(1.6)		18.7	19.2	5.1	16.1
Net interest margin	1.71		1.87	1.94	1.84	1.59
Total shareholder return	1.3		28.9	57.8	(17.9)	3.8

Balance sheet information ($ millions)
Loans and acceptances	$146,902		$142,282	$139,073	$143,917	$139,661
Total assets	280,370		278,764	277,147	273,293	287,474
Deposits	192,734		190,577	188,130	196,630	194,352
Common shareholders’ equity	8,350		10,397	10,421	9,245	9,601

Balance sheet quality measures
Common equity to risk-weighted assets	7.2%		9.0%	9.0%	7.3%	7.4%
Risk-weighted assets ($ billions)	$116.3		$115.9	$116.3	$126.5	$129.9
Tier 1 capital ratio	8.5%		10.5%	10.8%	8.7%	9.0%
Total capital ratio	12.7		12.8	13.0	11.3	12.0

Other information
Retail/wholesale ratio(4)	70%/30%		72%/28%	64%/36%	48%/52%	49%/51%
Regular workforce headcount	37,308		37,281	36,630	42,552	42,315

(1)	Certain comparative information has been reclassified to conform to the presentation adopted in the current year.

(2)	In case of a loss, the effect of stock options potentially exercisable on diluted earnings (loss) per share will be anti-dilutive; therefore, basic and diluted earnings (loss) per share will be the same.

(3)	Taxable equivalent basis (TEB). For additional information, see the “Non-GAAP measures” section.

(4)	Retail includes CIBC Retail Markets and commercial banking (reported as part of CIBC World Markets). Wholesale reflects CIBC World Markets, excluding commercial banking. The ratio represents the amount of capital attributed to the business lines as at the end of the year. Prior to 2003, the ratio was based on the average capital attributed to the business lines in the year. For additional information, see the “Non-GAAP measures” section.

n/m — not meaningful due to the net loss.
Earnings (loss) per share (EPS) and dividends
Diluted EPS was $(0.46) in 2005, compared with $5.53 in 2004. Diluted EPS is a measure of net income less dividends and premiums on preferred shares, divided by the weighted-average number of diluted common shares for the year. CIBC’s dividends per common share for 2005 were $2.66 compared to $2.20 in 2004.
Return on equity (ROE)
ROE was(1.6)% in 2005 compared with 18.7% in 2004. ROE is a key measure of profitability. It is calculated as net income less preferred share dividends and premiums, expressed as a percentage of average common shareholders’ equity.
Risk-weighted assets and total assets
Risk-weighted assets were $116.3 billion in 2005, compared to $115.9 billion in 2004. Risk-weighted assets are calculated by applying risk-weighting factors specified by the industry regulator to all on-balance sheet assets and off-balance sheet instruments plus statistically estimated risk exposures in the trading book. CIBC’s total assets were $280.4 billion in 2005, compared to $278.8 billion in 2004.

Corporate Profile CIBC is a leading North American financial institution. Through its two distinct business lines, CIBC Retail Markets and CIBC World Markets, CIBC provides a full range of products and services to more than 11 million individual and small business clients, administers $203.2 billion of assets for individuals and meets the financial needs of corporate and institutional clients. In 2005, revenue was $12.5 billion. At year-end, total assets were $280.4 billion, market capitalization was $24.1 billion and Tier 1 capital ratio was 8.5%.
In this report
1	2005 Review

2	Financial Highlights

4	Governance — Chairman’s Letter

5	Moving forward — Chief Executive Officer’s Letter

6	Balanced Scorecard

10	CIBC-at-a-glance

186	Key Performance Indicators

2	Public Accountability Statement

16	CIBC in Society

16	Affiliates

18	Our Clients

22	Our People

26	Our Communities

30	Our Environment

34	Our Suppliers

172	Branch Openings and Closings

172	ABM Installations and Removals

176	Debt Financing to Firms in Canada

179	Employment in Canada

179	Taxes in Canada

180	Community Contributions
Inside Back Cover
  Contact information
3	Management’s Discussion and Analysis

37	A Note About Forward-looking Statements

38	Overview

53	Business Line Review and Functional Groups

63	Management of Risk

81	Off-balance Sheet Arrangements and Contractual Obligations

85	Other

4	Financial Results

95	Financial Reporting Responsibility

96	Independent Auditors’ Reports to Share holders

98	Consolidated Financial Statements

102	Notes to the Consolidated Financial Statements

152	Principal Subsidiaries

153	Supplementary Annual Financial Information

161	Quarterly Review

162	Ten-year Statistical Review

5	Governance

165	Board Structure and Members

166	Board Members

167	Board Committees

168	Senior Management

170	Senior Officers

171	Corporate Reporting

6	Shareholder and Other Information

188	Glossary

190	Shareholder Information

192	Corporate Information
Inside Back Cover
  What do you think?
About this report... This is the second year CIBC has produced an integrated report — one that provides a review of all our activities, financial and non-financial. We have put together our Public Accountability Statement with our annual financial review because we believe it provides our stakeholders with a better picture of our overall activities and performance. We believe that effectively managing all stakeholder strategies in a coordinated manner provides the foundation for long-term sustainable growth.

4 Chairman’s Letter	CIBC Annual Accountability Report 2005 For what matters

William A. Etherington
Chairman of the Board
Governance
“CIBC is a much different bank than it was four years ago. An extensive renewal of your Board and its associated processes has contributed significantly to strengthened governance across CIBC.”
We continue to believe that the strength of our governance is a key driver for CIBC’s long-term success. Over the past four years, CIBC has made significant investments in governance initiatives, in addition to refocusing its business strategies. We are positioned to leverage this work in order to sustain our business going forward.
A renewed Board During the year, three new members were appointed to your Board. Since 2001, over 40% of the Board has been renewed. This renewal was assisted by our ongoing review of CIBC’s needs against the capabilities of the directors, as prescribed in our competency matrix.
     We are confident that our renewed Board has the appropriate expertise to fulfill our oversight and advisory responsibilities to you, the shareholders. We recognize that CIBC’s businesses and the markets in which we operate are complex and will continue to change. To help directors address these evolving complexities we have increased our commitment to director education. In fact, a portion of each committee and Board meeting agenda is now dedicated to education, with a heightened focus on risk management.
Strengthening CIBC’s governance systems Your Board has been monitoring and supporting management’s implementation of updated governance, control and compliance policies and procedures across CIBC. These initiatives, including a renewed Code of Conduct, updated training on reputation and legal risk, as well as the new Privacy Office, all serve to reinforce CIBC’s values across the organization. We will continue to provide direction to management for the ongoing enhancement of CIBC’s overall governance framework.
Looking forward The efforts of CIBC’s employees and the solid operating results of the business units in 2005 were overshadowed by the settlements of the longstanding Enron-related litigation. Your Board believes however, that the extensive risk management and governance programs we have implemented will serve CIBC well in reducing the risk of a recurrence of the past events that led to these settlements. The Board fully supports and will work closely with the new management team led by Gerry McCaughey as they focus on moving CIBC forward.

For more about
CIBC’s governance,
see the Governance
section at page 165

CIBC Annual Accountability Report 2005 For what matters	Chief Executive Officer’s Letter 5

Gerry McCaughey
President and
Chief Executive Officer
Moving forward
“We are committed to sustainable, consistent performance over the long term.”
CIBC’s financial performance for 2005 was disappointing in what was a difficult period for the bank.
     For the year, CIBC reported a loss of $32 million. This included a $2.5 billion after-tax provision for Enron-related litigation matters.
     While the past year tested the organization, I am proud of how our employees responded and the resilience they have shown. We put the issues related to Enron materially behind us and made steady progress against our priorities to move CIBC forward.
     As we enter 2006, we are confident in our strategy and remain committed to positioning CIBC for sustainable, consistent performance over the long term.
CIBC’s priorities In support of this goal, your management team is focused on three priorities in 2006.
•	Maintaining the strength of our core businesses

•	Improving productivity

•	Building our balance sheet strength
Maintaining business strength CIBC’s retail businesses continued to perform well in 2005. CIBC experienced growth in all key retail areas, including deposits, cards, mortgages, personal lending and retail brokerage. We reorganized our retail operations to create a simplified management structure and increase focus on our clients. These actions will further strengthen this business moving forward. As we head into 2006, our retail businesses are strong and well positioned. In these businesses, we have well-established client bases, solid market share positions and a track record of delivering performance year after year. Our focus continues to be on strengthening our relationships with our clients and investing in our core retail businesses so that we can continue to strengthen our position. We will also continue to take steps to address our retail loan losses but do not expect to see improvement in 2006.
     Despite the Enron settlement, CIBC World Markets reported solid underlying results in 2005. In Canada, we delivered another strong year of performance and maintained our market leadership position. In the U.S., we continued to make progress and several businesses had a good year.

6 Chief Executive Officer’s Letter	CIBC Annual Accountability Report 2005 For what matters
Our performance also reflects the progress we have made in the last few years in reducing risk in our wholesale business. As a result of these actions, CIBC World Markets is better positioned to deliver more consistent and sustainable levels of earnings over the long term. In 2006, we will focus our attention and resources, particularly in the area of credit, in support of further strengthening our core client franchise, while continuing to further reduce our merchant banking portfolio.
Medium-Term Performance + Long-Term Performance
Financial Measures

Balanced Scorecard	Medium-term objectives	Comments	Results
Total Shareholder Return	Best total return of the major Canadian banks on a rolling five-year basis (based on capital appreciation plus common share dividends, reinvested)	For the first time in three years, CIBC did not outperform the other major Canadian banks. Our objective moving forward is to outperform the S&P/TSX Composite Banks Index on a rolling five-year basis.	75.5% — since October 31, 2000 1.3% — for the year ended October 31, 2005

Return on Equity (ROE)	14% to 18% return on average common equity through the cycle (calculated as net income less preferred share dividends and premiums expressed as a percentage of average common shareholders’ equity)	CIBC’s ROE was affected by items discussed in the Management’s discussion and analysis (MD&A), Executive overview section. Our objective moving forward is 17% to 20% return on average common equity through the cycle.	(1.6)%

Earnings Per Share (EPS) Growth	Diluted EPS growth of 10% per annum, on average, over the next 3 — 5 years	EPS was affected by items discussed in the MD&A, Executive overview section.	EPS decline of 108.3%

Capital Strength	Tier 1 capital ratio of not less than 8.5% Total capital ratio of not less than 11.5% (based on regulatory capital as a percentage of risk-weighted assets)	Capital ratios were affected by items discussed in the MD&A, Executive overview section.	Tier 1 capital ratio — 8.5% Total capital ratio — 12.7%

Business Mix(1)	65 — 75% retail/25 — 35% wholesale (as measured by economic capital)	Business mix is within our target range.	70%/30% retail/wholesale

Risk	Maintain provision for credit losses as a percent of loans and bankers’ acceptances, net of reverse repurchase agreements (loan loss ratio) between 50 and 65 basis points through the business cycle	Loan loss ratio is within our target range.	Loan loss ratio — 51 basis points

	Reduce the carrying value of the merchant banking portfolio to $1.5 billion by 2007	We have exceeded our merchant banking target ahead of schedule.	Merchant banking portfolio — $1.4 billion

Productivity and Efficiency (TEB)(1)	During 2005 we added a new efficiency objective to achieve a median ranking within our industry peer group, in terms of our non-interest expenses to total revenue (efficiency ratio).Our objective is to achieve annual expense reductions of $250 million by the end of 2006

	The medium-term objective previously stated was revenue growth to exceed expense growth, and an efficiency ratio of 60%	Results this year were affected by items discussed in the MD&A, Executive overview section.	Expense growth exceeded revenue growth. Efficiency ratio — 85.6%

Dividend Payout Ratio	40 — 50% (Common share dividends paid as a percentage of net income after preferred share dividends and premiums)	Net income was affected by items discussed in the MD&A, Executive overview section.	Dividend payout ratio — >100%
(1) For additional information, see the Non-GAAP measures section on page 42.

CIBC Annual Accountability Report 2005 For what matters	Chief Executive Officer’s Letter 7
Productivity We made steady progress in the last half of 2005 in improving CIBC’s core productivity ratios. Our focus has been on eliminating duplication of effort, reducing overlapping accountabilities and improving our overall effectiveness. These changes have been made in areas away from our revenue-producing and client-facing activities and will sharpen our focus moving forward. They have also provided some of our most talented people with new opportunities and increased responsibilities.
= Sustainable Returns to Shareholders
Non-Financial Measures

	Objectives	Accomplishments
In Society	To be a responsible company	•	Selected as a component of the Dow Jones Sustainability World Index for fourth consecutive year — one of only two Canadian banks included

		•	Constituent in the FTSE4GOOD Index since its inception in 2001

Clients	To be the leader in client relationships	•	Increased Client Satisfaction Index

		•	Established Privacy Office

		•	Increased special needs access points

Employees	To be an employer of choice	•	Increased Employee Commitment Index score from 68 to 72 between 2003 and 2005

		•	Invested $69 million globally in employee training

		•	Closed workforce representation gaps of women, visible minorities and persons with disabilities under Canada’s Employment Equity Act

Community	To make a difference in our communities	•	Contributed more than $28 million in communities across Canada

		•	Raised $21 million for breast cancer research in CIBC Run for the Cure

		•	Raised $17 million in the annual CIBC World Markets Children’s Miracle Day™

		•	Raised more than $8 million for United Way

		•	Increased participation in the Employee as Ambassador Program, recognizing volunteerism

		•	$854 million in taxes in Canada

Environment	To demonstrate environmental responsibility	•	Assessed our loan portfolio’s exposure to carbon risk

	in all activities	•	Signatory to and participant in the Carbon Disclosure Project (CDP3)

		•	Initiated a program to proactively assess environmental risks within the branch network

Suppliers	To make responsible product and service choices	•	Screened suppliers through the CIBC Request for Proposal process

		•	Monitored key suppliers for quality control and adherence to performance standards

Governance	To be a leader in governance practices	•	GovernanceMetrics International Score — better than 93% of global banking sector peers

		•	Ranked 10th overall in the KPMG/Ipsos-Reid annual survey of Canada’s Most Respected Corporations

8 Chief Executive Officer’s Letter	CIBC Annual Accountability Report 2005 For what matters
     Our objective is to achieve a median or better position in productivity ranking among the major Canadian banks. To do that, we targeted $250 million of annual expense reductions by the end of 2006. We remain confident that we will meet this target.
Building balance sheet strength We also made progress in the fourth quarter in strengthening our balance sheet. Our priority following the Enron settlements was to restore our Tier 1 capital ratio from 7.5% to our minimum objective of 8.5% by early 2006. We achieved this objective in the fourth quarter of 2005 due to the strength of our earnings and ongoing capital management discipline. We expect to continue to strengthen our balance sheet in 2006 and will review our options as they relate to capital deployment with our Board throughout the year.
Our employees I want to thank all CIBC employees for their performance in 2005. I am particularly proud of the way our employees have responded to the challenges over the past year. Their determination to make CIBC a stronger and better organization is clearly reflected in the progress we made against our priorities. Their commitment and dedication to deliver value — for our clients and our shareholders — provides me with confidence as we head into 2006.
CIBC — since 1867
1867 – 1895
Establishing foundations The Canadian Bank of Commerce, CIBC’s first founding bank, was established by William McMaster in 1867. McMaster was an ambitious businessman and the new bank expanded rapidly. CIBC’s second founding bank, Imperial Bank of Canada, was started by H.S. Howland, formerly a vice-president at The Commerce. Howland favoured a more conservative approach to expansion, so the Imperial grew slowly but steadily.
1896 – 1930
Consolidation and expansion The Canadian Bank of Commerce and Imperial Bank of Canada grew with Canada, expanding westward to serve the burgeoning communities in the Prairie provinces. Through amalgamations with 10 regional banks, The Commerce and Imperial extended their presence from coast-to-coast with over 1,000 branches by 1929.

CIBC Annual Accountability Report 2005 For what matters	Chief Executive Officer’s Letter 9
2006 and beyond Our priorities to maintain our business strength, improve our productivity and build our balance sheet strength are foundational and provide the framework required to move CIBC forward. Underlying our priorities will be a constant focus on CIBC’s core values of trust, teamwork and accountability. This focus will create an environment where we can provide exceptional client service and where our employees can excel. Our values drive our commitment to play a meaningful role in the communities in which we operate.
     In 2006, we intend to continue to build on the progress we have made. This progress will help improve CIBC’s performance over the short term and position the bank to deliver consistent, sustainable performance for our shareholders over the long term.
During 2005, John Hunkin retired after 36 years of service to CIBC including the last six years as Chief Executive Officer. The employees of CIBC thank John for the many contributions he has made and wish him well in his retirement.
SENIOR EXECUTIVE TEAM
(L-R)
Gerry McCaughey,
President and Chief Executive Officer
Sonia Baxendale,
Senior Executive Vice-President, CIBC Retail Markets
Ron Lalonde,
Senior Executive Vice-President and Chief Administrative Officer
Steven McGirr,
Senior Executive Vice-President and Chief Risk Officer
Brian Shaw,
Chairman and Chief Executive Officer, CIBC World Markets
Richard Venn,
Senior Executive Vice-President, Corporate Development
Mike Woeller,
Vice Chair and Chief Information Officer
Tom Woods,
Senior Executive Vice-President and Chief Financial Officer
1931 – 1960
Renewed growth The Depression devastated the Canadian economy and The Canadian Bank of Commerce and Imperial Bank of Canada were forced to close over 300 branches in the 1930s. Renewed and accelerated growth after World War II, however, saw The Commerce and the Imperial expanding into strip malls and new suburban communities to re-establish their comprehensive national branch network.
1961 to present
A new bank On June 1, 1961, The Canadian Bank of Commerce and Imperial Bank of Canada merged to create the Canadian Imperial Bank of Commerce. Given its expanding operations, this new bank needed a new head office; Commerce Court, a four-building complex in the heart of downtown Toronto, officially opened in 1973. CIBC expanded again in 1988 when it acquired a majority interest in Wood Gundy Inc.

10 CIBC-at-a-glance	CIBC Annual Accountability Report 2005 For what matters
CIBC
Retail
Markets
Strategy
CIBC’s goal is to develop strong and loyal relationships with our clients by delivering integrated solutions that satisfy their financial needs.
     We intend to leverage the strength we have built in advice-based distribution in our retail and wealth businesses to grow our franchise and to provide comprehensive solutions to our clients.
     We will also focus on delivering a consistent client experience.
During the year, CIBC adopted a new reporting structure. CIBC Retail Markets now comprises our retail markets, wealth management and cards businesses.
     Priorities
•	Grow our business by building strong relationships with our clients
•	Increase productivity and operational effectiveness
•	Improve the credit quality of our retail portfolio
Measures
•	Client satisfaction
•	Product market share
•	Funds managed
•	Credit quality

CIBC Annual Accountability Report 2005 For what matters	CIBC-at-a-glance 11

Operating Highlights
Efficiency ratio
(%)
Total funds managed
($ billions)
Net income
($ millions)
CIBC Retail Markets
Putting clients first We are focused on developing stronger client relationships by addressing our clients’ needs more fully at every life stage.
     CIBC provides a broad range of product solutions tailored to meet our clients’ financial needs through highly skilled employees and several delivery alternatives.
     This year we introduced the CIBC Financial HealthCheck™, which helps clients understand their current situation, identify their financial goals and then provides practical recommendations on how these goals can be achieved.
     At CIBC, we offer expertise that is customized to each client’s individual objectives.
     CIBC Imperial Service offers advice and solutions that meet the investment, credit and day-to-day banking needs of our clients.
     CIBC Wood Gundy offers clients a one-to-one advisory relationship for customized and sophisticated investment solutions that leverage global market opportunities.
     CIBC Private Wealth Management offers clients customized investment management, private banking and estate planning solutions in Canada, as well as in the Caribbean and Asia.
     To improve service delivery, CIBC Retail Markets extended branch hours this year in a number of urban centres across Canada, expanded automated telephone banking for our Mandarin- and Cantonese-speaking clients to 24/7 service in parts of southern Ontario and British Columbia and continued implementing a branch revitalization program to upgrade our branch network.
     We enhanced our ability to meet the borrowing needs of Canadian homeowners through the CIBC Home Power™ Plan, which brings together a line of credit and a mortgage to give clients more flexibility.
     We are focused on helping our clients realize their financial goals by delivering competitive investment products tailored to meet specific client investment needs. We enhanced our fee-based product offer to give clients broader access to leading investment managers with proven track records. We added a new monthly pay feature for our non-registered, 5-year CIBC Bonus Rate GIC™, which suits clients looking for long-term investments providing interest income. In addition, CIBC’s new succession planning program helps protect small business owners as they prepare for the transfer of their business upon retirement.
     Our retail and wealth businesses worked closely with our partners in CIBC World Markets to launch new, structured products that meet the needs of clients seeking equity-linked returns with guaranteed principal.
     Our focus on developing specialized products, strong advisory capabilities and comprehensive planning expertise in financial matters enables us to build deeper relationships with our clients, meet their financial needs more fully and help our clients achieve the goals that matter the most to them.
For more
financial information see MD&A
pages 37 – 93

12 CIBC-at-a-glance	CIBC Annual Accountability Report 2005 For what matters
Helping our people excel
Great people, who can build strong relationships and provide an exceptional client experience, are key to our business success.
CIBC Retail Markets at-a-glance
Areas of business

	Focus	Priorities

Retail Markets • Personal and small business banking • Imperial Service • Mortgages and personal lending
Our goals in retail markets are to deepen our relationships with our clients by meeting more of their financial needs and to leverage our leadership in branch-based advice by extending our CIBC Imperial Service offer to more of our affluent clients.
• Focus on a relationship-based client approach

• Extend our CIBC Imperial Service client experience to more of our affluent clients

• Provide high-quality and consistent client service delivery

• Improve credit quality

• Increase productivity

Wealth Management • Retail brokerage • Asset management	Our strategy centres on building leadership in advice-based distribution; to deliver market- leading product solutions to best meet client needs across life stages, levels of affluence and channel preferences; and to leverage scale to maximize market share and attain operating efficiencies.
• Maintain a leadership position in full-service brokerage

• Continued focus on growth in fee-based business

• Grow managed asset solutions featuring open architecture

• Solid and consistent investment performance

• Increase productivity

Cards	Doing what matters for our clients is our primary objective. We will continue to earn the loyalty of our clients by providing a superior client experience and credit card products that fit their individual needs.	• Build a consistent and meaningful client experience and reinvent products to meet clients’ needs • Maintain our #1 share position in outstandings and purchase volume • Increase productivity

CIBC Annual Accountability Report 2005 For what matters	CIBC-at-a-glance 13
     Our employees understand our strategic goals and the integral role they play in achieving them. We provide them the tools, incentives and support required to assist them in delivering a high-quality client experience. We also continue to provide support and development opportunities to help our employees succeed.
     We continued to focus on the accreditation and skills of our advisory sales force, supporting the Certified Financial Planner™ certification of our CIBC Imperial Service advisors and providing leadership training for our top CIBC Wood Gundy advisors.
Generating financial results CIBC Retail Markets delivered solid results this year. Continued low and stable interest rates led to volume growth across all business lines. Strong capital markets helped achieve overall asset appreciation and generate growth in fee-based equity and new issue revenue in our brokerage businesses.

Measures	Operating Highlights

• Client satisfaction • Product market share • Funds managed per advisor • Credit quality	Residential mortgages market share (%)	Deposits market share (%)

• Client satisfaction • Assets under administration per advisor • Product market share • Investment performance	Assets under administration ($ billions)	Assets under management ($ billions)

• Client satisfaction • Market position	Card purchase volumes ($ billions)	Card loans administered ($ billions)

14 CIBC-at-a-glance	CIBC Annual Accountability Report 2005 For what matters
CIBC World Markets
Strategy
CIBC World Markets’ strategy is to strengthen and expand our core client base and to generate consistent earnings by developing and delivering innovative products and services, while continuing to improve productivity. We are committed to maintaining and evolving our governance and control discipline that we have refined over the past several years. While we will continue to have differentiated approaches to each region, we will also collaborate to leverage the expertise of the entire CIBC franchise.
     Priorities
•	Generate steady returns through focusing on core clients

•	Sustain our governance discipline to manage financial as well as reputation and legal risks

•	Develop products and services to address our clients’ evolving needs and changing market conditions

•	Increase credit in support of core client franchise

•	Further reduce our merchant banking portfolio
     Measures
•	Net income from core operating businesses

•	Utilization of credit capital

•	Merchant banking portfolio

CIBC Annual Accountability Report 2005 For what matters	CIBC-at-a-glance 15
Operating Highlights
Large corporate
credit risk capital(1)
($ millions)
Market risk capital(1)
($ millions)
Merchant
banking private
equity oustandings
($ millions)
CIBC World Markets
For more financial
information see MD&A pages 37-93
Putting clients first With a commitment to delivering industry-leading products and services, CIBC World Markets continued to focus on the evolving needs of our clients in 2005.
     This client focus is evidenced by our achievements, as CIBC World Markets was again ranked #1 in Canadian equity underwriting, leading 124 issues with total value of $12.6 billion. We participated in some of the most notable Canadian deals of the year including acting as co-lead manager and joint bookrunner for the $1.4 billion offering of Yellow Pages Income Trust Units. In the U.S., we realized success in the mid-market sector and were a market leader in terms of number of equity new issues for companies with market capitalization under US$1.0 billion.
     CIBC World Markets is also the leader in the growing area of structuring and issuance of retail structured products, including income trusts. Our partnership with CIBC Retail Markets allows us to leverage the distribution of the entire CIBC network.
     CIBC World Markets also enhanced its non-traditional trading capabilities to better meet clients’ changing requirements. For our North American clients, CIBC World Markets continued to roll out its G.E.T.S.™ (Global Electronic Trading Service) for equity execution. We also implemented a web-based platform for the delivery of fixed-income products for institutional fixed-income businesses. In the U.S., we broadened our client base through expanded product offerings, such as institutional specialty sales and program trading.
Helping our people excel Our success relies on the experience and expertise of our people. Developing our employees continues to be an important focus and during the year almost half of our employees participated in formal training and development opportunities. To strengthen our platform and improve succession capacity, we are investing in rotation programs for directors and associates in addition to training. Ongoing development opportunities include specialized product and skills training which provide a forum for employees to learn about our businesses through sessions held by our own professionals. These programs, along with CIBC leadership development for senior management, help build the expertise of employees and prepare them to better meet the needs of our clients.
Generating financial results CIBC World Markets’ financial results were significantly affected by the provision for the Enron-related litigation matters. Operating results reflect strong Canadian equities markets as well as mergers and acquisition activity. Results also benefited from continued stability in wholesale credit quality. Merchant banking revenue was strong with improved market conditions and liquidity. These solid results were offset by lower activity in debt capital markets, U.S. investment banking and lower U.S. equity sales.

(1) For additional information, see the Non-GAAP measures section on page 42.

16 Public Accountability Statement	CIBC Annual Accountability Report 2005 For what matters

CIBC Annual Accountability Report 2005 For what matters	Public Accountability Statement 17
We are committed to being both financially successful and a responsible company. In fact, we believe the better we are at one, the better we will be at the other. Our framework for defining our responsibility to stakeholders, along with direction to our supporting policies and strategies, may be found below. For a comprehensive review, see our website at www.cibc.com.
Key Principles
Financial strength
We are committed to positioning CIBC for consistent performance over the long term. For more detail, see our opening pages, our Balanced Scorecard, and Management’s discussion and analysis and consolidated financial statements (pages 94–151) for more about our financial performance.
Governance
Starting with our Board of Directors, we have set clear mandates, policies and processes as well as the CIBC Director Code of Ethics. Our Code of Conduct outlines the required standards for the conduct of our employees and our obligation as a company. The Code, along with policies and procedures such as our Reputation and Legal Risk Policy, form important components of our integrated governance framework. See the Chairman’s letter (page 4), our discussion about the Management of risk
(pages 63–80) and the Governance section (pages 165–171) for more on how we govern our businesses.
Clients
We are focused on building long-term relationships with our clients by understanding what they need and by providing the right financial solutions. We can only do this if we treat our clients with respect. Our client charter, Our Service Commitment to You, is available at www.cibc.com. For more about how we provide affordable, accessible banking and responsible products and services, see Our Clients section (pages 18–21 and 172–178).
Employees
CIBC’s Vision cannot be fully realized without the commitment and dedication of our employees. We are creating a supportive and productive work environment which reflects CIBC’s Vision, Mission and Values where all employees can excel. Information regarding our global people strategy can be found in Our People section (pages 22–25, and 179).
Long-term success means
creating value for
all who have a stake in CIBC
Society
There are many ways in which CIBC demonstrates its commitment to corporate responsibility. Through more than $42 million in corporate contributions, employee volunteerism, by actively protecting our environment and by developing sustainable procurement policies, CIBC is committed to making a difference in our society.
Engagement
Our success creates value for our stakeholders. In return, we are dependent on these stakeholders – our clients, employees, shareholders, advocacy groups, media – for our success. Engaging our stakeholders to inform them, to seek their opinion and to understand their needs is key to our sustainability.
Disclosure
We are committed to being transparent and providing fair and timely disclosure on our performance. Our Disclosure Policy (available at www.cibc.com) outlines our processes by which we intend to live up to that commitment. For the second consecutive year, CIBC complied with all requirements of section 404 of the U.S. Sarbanes-Oxley Act, ahead of the current 2006 reporting requirements.
In addition, we have increased the level of disclosure around our non-financial activities in this report as we believe that, by providing details about all of the factors that drive value in CIBC, our stakeholders will be in a better position to evaluate our performance. See our Balanced Scorecard (pages 6–7).
This report includes key performance metrics based on widely recognized global non-financial reporting frameworks. We have used the 2002 Global Reporting Initiative (GRI) Guidelines, including the Financial Services Social Performance and Environmental Performance supplements, to help represent a balanced and reasonable presentation of CIBC’s economic, environmental and social performance. An index of our report may be found on page 186.

18 CIBC in Society > Our Clients	CIBC Annual Accountability Report 2005 For what matters
Our Clients
Strategy Being a leader in client relationships includes providing products and services to address the needs of our diverse clients. CIBC is committed to providing affordable, accessible and responsible banking, providing transparency and dealing with clients’ concerns quickly.
     Priorities
•	Consistent client experience
•	Protect our clients’ privacy
•	Resolve client issues quickly
•	Continue to provide products and services with enhanced social value
     Measures
•	Client satisfaction
•	Continue to enhance privacy protection for our clients through investment in improved procedures and training
•	Resolution of complaints escalated to Customer Care Centre
“Having access to expert financial advice is very important for my business. CIBC is invaluable in making it easy for me to go to them with an issue. They resolve it quickly, and to my complete satisfaction. My account manager always takes the time to explain matters clearly and thoroughly, to ensure I am headed in the right direction.”
Diane Cameron
President & CEO, Victoria Industries

CIBC Annual Accountability Report 2005 For what matters	CIBC in Society > Our Clients 19
Being a
Responsible
Bank
Providing affordable, accessible banking
To meet the needs of modest-income clients, we offer affordable banking products, like the CIBC Everyday Chequing Account. This account, offered at a low monthly fee, was developed for clients with up to 10 transactions monthly. CIBC also provides a range of service packages tailored to meet the banking needs of seniors, students and young clients. For example, the CIBC Advantage for Seniors program offers banking advantages for clients 60 years of age and over, including free daily banking transactions and no monthly fee on the CIBC Everyday Chequing Account as well as discounted safety deposit box rentals.
     Our variable-rate CIBC Better Than Prime Mortgage™ and our fixed-rate CIBC Better Than Posted Mortgage™ offer Canadians affordable mortgage choices.
Providing barrier free banking Through our CIBC Access for All™ ABM program, we’re making banking easier for visually impaired clients, the elderly and persons with restricted mobility. At year-end, most of our branches had been equipped with at least one CIBC Access for All ABM.
     CIBC Telephone Banking offers advanced speech recognition and teletype (TTY) technology for our hearing impaired clients. CIBC also offers clients large print and Braille statements for many of our accounts, on request.
We provide accessible banking to our clients through multiple channels. CIBC’s branch network continually evolves to meet the needs of our clients. At year-end, our national network consisted of 1,061 branches. When CIBC decides to close a branch, we consider the interests of the community, our clients and employees. For details as well as a complete list of branch openings and closings, see page 172. With 3,801 ABMs and almost 315 million transactions completed annually, CIBC’s ABM channel continues to be the most popular point of access for our clients. For a list of ABM installations and removals, see page 172.
Enabling online access
CIBC is firmly committed to ensuring access to its websites through screen readers and other devices for the visually challenged by designing our websites to meet evolving industry accessibility standards.
Branches with Access for All ABMs
CIBC Access for All ABMs are installed at a lower height for easier wheelchair access, and have grab bars for persons with mobility impairments and improved task lighting.
Providing accessible banking
President’s Choice Financial™
President’s Choice Financial, CIBC’s co-venture with Loblaw Companies Limited, offers an accessible banking option through in-store pavilions, telephone banking, ABMs and the Internet.

20 CIBC in Society > Our Clients	CIBC Annual Accountability Report 2005 For what matters
Protecting our clients’ financial health
The CIBC Financial HealthCheck helps clients identify their financial goals, and the products and services they can use to help achieve them.
Helping small businesses grow
•	Almost 500,000 clients
•	More than 1,400 small business employees
CIBC and its listed affiliates extended in excess of $23 billion in total credit authorizations to Canadian small businesses at different stages of development. To view 2005 detailed information on CIBC and its listed affiliates’ debt financing to firms in Canada, see page 176.
Providing alternative service points to meet our clients’ needs
CIBC’s call centres are ISO9000 certified.
315 million transactions completed annually, CIBC’s ABM channel continues to be the most popular point of access for our clients. For a list of ABM installations and removals, see page 172.
Using advanced technology, CIBC provides our clients round-the-clock access to financial services through our online banking and telephone banking channels. This year, we extended our 24/7 automated telephone banking capability, available in English and French across Canada, to our Cantonese- and Mandarin-speaking clients in selected areas.
Small business is vital to the long-term health and growth of Canada’s economy. CIBC is committed to delivering an exceptional banking experience to our small business clients.
Meeting the needs of small businesses
Our goal is to meet all the business and personal financial needs of our small business clients at every stage of their business growth. We are continually monitoring market trends and client needs to develop programs and services that will benefit the diverse requirements of these clients.
Understanding the needs of our clients Although 500,000 small business owners will retire in the next five years (Source: CIBC – Are Canadian Entrepreneurs Ready for Retirement?), only two in five small business owners have a clear plan for exiting their businesses. In January, CIBC launched a succession planning program to raise awareness of the importance of succession planning and to help small business owners ease the transfer or sale of their businesses when they retire.
     Recognizing the importance of specific expertise for assisting clients borrowing over $250,000, CIBC has more than doubled the number of specialists in the branch network supporting the credit needs of our clients.
By supporting financial literacy training for youth, women and Aboriginal Peoples, we are building capacity in our communities.

CIBC Annual Accountability Report 2005 For what matters	CIBC in Society > Our Clients 21
Aboriginal banking
We are seeking to better meet the financial needs of the Aboriginal Peoples in Canada. Our strategy involves a community approach to address the needs of the Aboriginal community at both a social and business level. In addition to our financial services for Métis and Inuit clients, CIBC is taking a more focused approach in providing a holistic offer for First Nations individuals and businesses.
     Recognizing the uniqueness of Canada’s Aboriginal community, CIBC established a centralized credit team with the required expertise to service the specific needs of this community.
     As part of our overall strategy, in 2005 we continued to invest in the Aboriginal community, providing more than $900,000 in support of national and local programs. These included the National Aboriginal Achievement Foundation, the Odawa Hockey Tournament and the Canadian Council for Aboriginal Business.
Treating our clients with respect
We are committed to treating our clients with professionalism and respect, honouring the confidentiality of the information shared with us and actively seeking our clients’ views to address any concerns they may have. Our goal is to keep privacy and the protection of client information top-of-mind for every employee. CIBC has established a Privacy Office under the Chief Privacy Officer to coordinate our efforts. Our Privacy Policy is consistent with the 10 principles of the Personal Information Protection and Electronic Document Act (PIPEDA), the highest standard in Canada. We will continue to invest in improved procedures and training and to leverage our learning from prior experience to prevent future issues.
     At CIBC, we recognize that we may not always live up to the high standards our clients expect of us. When this occurs, we are determined to resolve complaints as quickly as possible through our branches, our Customer Care Centre and the CIBC Ombudsman.
Products and services for the future
We are seeking to meet the needs of our clients who want socially and environmentally sustainable financial products and services. Currently, CIBC offers clients access to over 50 mutual funds that meet sustainable performance criteria set out by the Social Investment Organization. In addition, TAL Global Asset Management Inc. manages a portion of its assets under socially and environmentally sustainable mandates. We also support alternative energy companies by underwriting capital issuance. We will continue to evaluate the demands of our clients to determine how we can create value for all our stakeholders, both today and in the future.
For contact information for the CIBC Ombudsman, please visit our website: www.cibc.com
Aboriginal banking
CIBC’s centralized credit team has the expertise to provide financial services to the Aboriginal community.
Client choice in recordkeeping
Clients signed up as of September 30, 2005:
For our chequing and savings accounts, we provide clients with a choice in their recordkeeping: Paperless recordkeeping lets clients opt out of receiving paper statements, while quarterly statements allow customers to receive a paper statement once every three months.
Committed to transparency
As part of our service commitment to clients, we clearly explain the rates, terms and conditions that apply to our products and services.

22 CIBC in Society > Our People	CIBC Annual Accountability Report 2005 For what matters
Our
  People
Strategy Fulfilling our Mission to create a work environment where all employees can excel is fundamental to CIBC’s Vision to be the leader in client relationships. Our holistic approach blends business priorities with the diverse needs of our employees globally by supporting employee needs and aspirations and investing in the health and well-being of our people.
     Priorities
•	Creating a supportive and productive work environment for our employees which reflects CIBC’s Vision, Mission and Values
•	Maintaining a positive work culture that allows our employees to continually strive to perform at their best and be rewarded appropriately
•	Attracting and building CIBC’s talent and leadership pool and creating opportunities to leverage the skills of our employees
•	Ensuring all CIBC employees have a safe and healthy work environment where they are able to balance their work and life effectively and contribute to their communities
    Measures
•	Employee Commitment Index score
•	Representation rates of women, visible minorities, Aboriginal Peoples and persons with disabilities in the CIBC workforce
•	Alignment of individual and business goals
•	Expenditure per employee on training
•	New claim rates for short- and long-term disability

“ The Canadian Abilities Foundation recognizes CIBC’s contribution as the founding corporate sponsor of Access Guide Canada. Through their generous support and firm commitment to the principles of accessibility and inclusiveness, people with disabilities across Canada have greater access to an increasing range of opportunities.”

Raymond Cohen
President, Canadian Abilities Foundation

CIBC Annual Accountability Report 2005 For what matters	CIBC in Society > Our People 23
Creating a
Supportive
Work Environment
Creating a winning culture for our employees, for our clients and for our communities builds employee commitment that supports CIBC’s overall performance and success. We measure employee commitment through our bi-annual employee survey. The Employee Commitment Index score increased from 68 to 72 between 2003 and 2005 and survey results showed a high level of employee awareness of CIBC’s Vision, Mission and Values. CIBC’s Values Survey of Executives showed growing consensus around support for CIBC’s values of trust, teamwork and accountability.
     CIBC’s Code of Conduct promotes CIBC’s values and guarantees every employee the right to be respected, to receive fair and equitable treatment, to be free from harassment and discrimination, and to be protected from retaliation if they report contravention of the Code. In 2005, the Code was revised and simplified for easier understanding. We also implemented a process to ensure that all CIBC employees complete certification and testing on the Code each year. As of October 31, 2005, 43,038 employees completed this testing and certification.
     In 2005, there were 14 official complaints with human rights commissions and one official complaint with privacy commissions on employment issues in Canada.
     At CIBC, employment equity is a clear priority and CIBC has achieved the goal of full representation of women, visible minorities and persons with disabilities in its workforce. This goal is based on national labour market availability rates provided by Statistics Canada for each of the designated groups. We continue our efforts to recruit and retain Aboriginal Peoples to also close that representation gap.
     Through our sponsorship of the CIBC Access™ Awards, now in its fourth year, CIBC works with post-secondary educational institutions to help students with disabilities fund their education. This demonstrates our commitment to employment equity and to creating an inclusive work environment.
Senior management representation rates and goals
(as at Dec. 31, 2004)

%	Rate	Goal

Women	30.7	25.1

Visible minorities	8.7	8.2

Persons with disabilities	9.1	1.9

Aboriginal Peoples	0.4	2.6

Workforce representation rates and goals
(as at Dec. 31, 2004)

%	Rate	Goal

Women	69.5	62.4

Visible minorities	24.3	12.9

Persons with disabilities	4.8	3.7

Aboriginal Peoples	1.8	1.9

CIBC has closed the workforce representation gaps of women, visible minorities and persons with disabilities.
Michael “Pinball” Clemons Community Leadership Awards
CIBC co-sponsored the Michael “Pinball” Clemons Community Leadership Awards with the City of Toronto, to recognize the contributions of African-Canadians to community leadership. The awards are named after the Toronto Argonauts head coach to commemorate his outstanding dedication to the community.

24 CIBC in Society > Our People	CIBC Annual Accountability Report 2005 For what matters
Investment in training globally
($ millions)
In 2005 CIBC invested $69 million globally in employee training.
Performance Management and Measurement scorecard
(%)
Employees indicating they understand how day-to-day activities support goals on the scorecard.
Performance Management and Measurement scorecard
(%)
Employees indicating they understand how their goals support their line of business.
     At the Board of Directors level, women hold five of the 19 director positions, up from four positions in the previous year. As part of our ongoing Board renewal program, we regularly assess the skills and characteristics of CIBC Board members against current and anticipated needs. This enables the Board to maintain the appropriate skill set to oversee the businesses of CIBC.
     CIBC’s Retiree Advisory Committee was established in 1998 to give a voice to the views of CIBC’s 10,000 retirees on issues affecting them. Some of their key accomplishments are the establishment of a retiree website, a semi-annual retiree newsletter, a Retirees as Ambassadors donation program, and a pension hardship process.
Staying focused on our performance
CIBC’s Performance Management and Measurement (PMM) system uses a balanced scorecard that includes financial results, client relationships, operational efficiency, strategic priorities, and key competencies to assess employee and team performance. In 2005, the PMM scorecard for the Senior Leadership Team members was revised to reflect and reinforce our commitment to CIBC’s Vision, Mission and Values, and to promote high standards of ethical behaviour.
     In our 2005 Employee Survey, 88% of employees indicated they had an understanding of how their day-to-day activities support the goals on their scorecard, and 87% understand how their goals support the goals of their line of business.
     Recognizing employee achievement is equally important. CIBC’s pay-for-performance philosophy rewards individuals for both financial and non-financial results that are aligned with CIBC’s overall strategy for building sustainable, long-term value for all our stakeholders. In 2005, the CIBC group of companies paid almost $2.4 billion in salaries and benefits to our workforce based in Canada and $2.8 billion worldwide. Senior management earns a large part of its compensation in the form of equity, which aligns to the long-term success of CIBC.

CIBC Annual Accountability Report 2005 For what matters	CIBC in Society > Our People 25
We are committed to attracting and building CIBC’s talent and leadership pool and creating opportunities to leverage the skills of all employees productively.
Recruitment and development plans to attract and retain the best people
In 2005, we invested about $69 million globally, or $1,838 per employee, on training, including governance and regulatory compliance, client and customer service, product knowledge and a broad range of business and technical skills. New and updated CIBC-wide programs included Information Security General Awareness, e-orientation, Code of Conduct, Anti-money Laundering, and Global Reputation and Legal Risks. This year, our CIBC Enterprise e-learning System was launched, providing improved access to employee learning, and for employees and managers to track learning progress.
     New initiatives were also taken to build CIBC Vision, Mission and Values into the culture of the organization by embedding these principles in recruitment, orientation, training and development, and performance assessment. In 2005, almost $2.7 million was invested to support this goal. Ninety-seven percent of CIBC executives attended leadership workshops to enhance their understanding of these principles and how to apply them in their own areas of responsibility.
Creating a safe and healthy work environment where all employees can balance their work and life effectively and contribute to their communities is very important to us. CIBC continues to lead the industry with Employment Insurance top-up benefits during maternity, parental, adoption and compassionate care leave.
     Since Wellness Checkpoint was launched in 2001, 6,986 employees have completed the questionnaire on the global health website which provides a personalized assessment as well as resources and information for a healthier lifestyle.
     In 2004, CIBC reported a Disabling Injury Incidence Rate of 0.16, which indicates the number of disabling and fatal injuries on the job per 100 employees, in Canada.
In 2005, CIBC’s global turnover rate* was 13.5%.
For detailed
employment figures
see page 179
Wellness Checkpoint
Employees completing assessment questionnaire on Wellness Checkpoint.
Short-and long-term disability

	STD	LTD

New cases/1,000 employees	91.5	11.5

CIBC’s Coordinated Return to Work Program focuses on communication between the employee and the manager to manage disability leave and facilitate return to work.

*	Permanent employees, excluding retirements

26 CIBC in Society > Our Communities	CIBC Annual Accountability Report 2005 For what matters
Our Communities
Strategy Our aim is to make a difference in our communities through corporate donations, sponsorships and the volunteer spirit of employees. With a strategic focus on the education and skills development of youth, and employee commitment to causes supported by the CIBC Run for the Cure, the United Way and the CIBC World Markets Children’s Miracle Foundation, we are investing in the social and economic development of communities across the country.
    Priorities
•	Help young people achieve their full potential by investing in programs that provide education and skills development
•	Support greater employee participation and results in key initiatives such as the CIBC Run for the Cure and our United Way campaign
•	Encourage employee community volunteerism through the Employee as Ambassador Program
•	Promote the CIBC World Markets Children’s Miracle Day
    Measures
•	Imagine Caring Company designation, donating 1% of pre-tax profit to charity
•	Total number of employees who receive funding for community organizations through CIBC’s Employee as Ambassador Program
•	Total funds raised through the CIBC Run for the Cure, the CIBC United Way campaign and the CIBC World Markets Children’s Miracle Day
•	External rankings for corporate citizenship/philanthropy, such as the Globe and Mail’s Report on Business annual Corporate Social Responsibility Report
“As an Imagine Caring Company, CIBC is recognized for its leadership in corporate citizenship. Beyond its generous donations, CIBC demonstrates its tremendous commitment to community through its creative initiatives, addressing some of the key challenges facing community organizations today. We are proud to have CIBC as a Caring Company.”
Georgina Steinsky-Schwartz
President & CEO, Imagine Canada

CIBC Annual Accountability Report 2005 For what matters	CIBC in Society > Our Communities 27
Supporting
Communities
where we do business
In 2005, the CIBC group of companies contributed more than $42 million worldwide to charitable organizations and community initiatives. Of this, $28 million was invested in Canada, including more than $23 million in charitable donations, to support a wide variety of national, regional and local organizations in the areas of health, education, community, arts and culture, the environment and the United Way.
Canada’s youth is a priority. CIBC Youthvision™ includes all of our funding in support of youth. In 2005, we invested $11 million in a wide range of programs and initiatives in education, mentoring and skills development to help young people reach their full potential.
     Our CIBC Youthvision Scholarship Program awards 30 scholarships annually, valued at up to $34,000 each, to Grade 10 students enrolled in mentoring programs with Big Brothers Big Sisters of Canada and YMCA Canada. Through this unique program, in addition to tuition funding for college or university, students can earn while they learn. Following Grade 11, until the completion of their post-secondary education, they can participate in summer internships at YMCA agencies across the country. Since the program was introduced in 1998, CIBC has awarded 210 scholarships to students across Canada.
     Other examples of CIBC’s commitment to young people include the following:
     We continued our support of $75,000 over three years to Social and Enterprise Development Innovations (SEDI) to fund the Financial Literacy for Youth Project. It will provide youth-serving organizations with a financial literacy tool to deliver to young people in their local communities, thereby improving their long-term economic self-sufficiency.
     In B.C., we continued to support the Green Thumb Theatre for Young People, a professional not-for-profit theatre company that produces original issue-based Canadian plays for children, youth and young adults. Green Thumb Theatre tours its plays to elementary and high schools to entertain, engage, educate and encourage discussion, and to aid in the development of critical thinking skills.
Community contributions in Canada
($ millions)
In the Globe and Mail ’s Report on Business annual Corporate Social Responsibility Report, CIBC shared first place in the Community & Society section for the financial services sector.
Charitable donations in Canada by category
Contributions to youth
($ millions)
Through CIBC Youthvision, we fund hundreds of initiatives to assist young people in achieving their goals.

28 CIBC in Society > Our Communities	CIBC Annual Accountability Report 2005 For what matters
Employee as Ambassador Program
($ thousands)
CIBC contributed more than $625,000 to not-for-profit organizations where more than 900 employees and retirees volunteer.
CIBC EMPLOYEES AT UNICEF
The Ontario Retail Operations employees, Peter Beecroft, Joanne Varvaro, Luxy Sritharan, Sinna Sarvanaddan, Vela Subramaniam, Vigita Arulrasan and Eva Alfonso raised $10,000 for UNICEF Canada for the tsunami relief effort.
CIBC Run for the Cure
($ millions)
More funds are raised every year for the Canadian Breast Cancer Foundation to fight breast cancer.
     CIBC continued its commitment to CANFAR’s Have a Heart, a national youth awareness program that encourages students between the ages of 11 and 24 to get involved in the fight against HIV/AIDS. It promotes fact-based information that enables Canadian students to make safer, informed decisions.
     In Atlantic Canada, CIBC committed $25,000 to Moncton Youth Residences for the development of Youth Quest Central. This new facility will provide a wide range of services to youth aged 16 to 24 struggling with issues of homelessness and help them to take control of their future.
     With CIBC’s multi-year support, Learning for a Sustainable Future is integrating concepts and principles of sustainable development into education policy, school curricula and teacher education for kindergarten to Grade 12 in schools across Canada.
     More than 2,500 Grade 4, 5 and 6 students in Saskatchewan attended Canadian Red Cross “Hear the Children” Peace Day events supported by CIBC in Saskatoon, Moose Jaw and Regina. They participated in a morning of activities that promoted co-operation, mutual respect and non-violence.
     In Quebec, CIBC supports the Mental Illness Foundation, an organization committed to preventing mental illness and reducing suffering for those who are affected by it. The Foundation’s Partners for Life program works to raise the awareness of youth aged 14 to 18 and the adults who are close to them about the fact that depression is a risk factor in youth suicide.
     Our continuing support to the Foundation Fighting Blindness’ A Cure is in Sight campaign has assisted in the establishment of the CIBC Children’s Eye Patient Registry. The registry will ensure that, across the country, young patients receive timely access to new specialized treatments.
     In 2005, CIBC continued to support the Program for Early Parent Support (PEPS) through Save the Children Canada. PEPS is a community-based program for parents with children aged up to three years, who may be isolated or need encouragement. Its mission is to meet the challenges of parenting through mutual support and shared information in environments that are positive, safe and comfortable.
CIBC employees enrich the communities where they live and work through their volunteer efforts. We strongly encourage employees and retirees to volunteer and we proudly recognize their contributions through the Employee as Ambassador Program. Through this program, we contribute up to $1,000 to community-based organizations where they volunteer.

CIBC Annual Accountability Report 2005 For what matters	CIBC in Society > Our Communities 29
Making miracles happen for children
Every year, on the first Wednesday in December, CIBC World Markets sales and trading staff and CIBC Wood Gundy investment advisors around the world create miracles for children. On Miracle Day, they donate their fees and commissions to children’s charities. Last year, over $17 million was raised globally, including more than $4 million in Canada. Since it was founded in 1984, Children’s Miracle Day has raised more than $147 million for deserving children’s charities around the world. For more information, go to www.childrensmiracle.com.
A future without breast cancer
The Canadian Breast Cancer Foundation’s CIBC Run for the Cure is our flagship event and the largest, single-day annual fundraiser in Canada dedicated to creating a future without breast cancer. This year’s CIBC Run for the Cure, held on October 2, raised over $21 million for the Canadian Breast Cancer Foundation to support its fight against the disease. The 2005 event attracted over 170,000 participants in more than 40 communities across the country.
     A further commitment to this cause was demonstrated as CIBC and its employees joined forces with The Weekend to End Breast Cancer in Calgary, Montreal, Toronto and Vancouver, raising almost $38 million by the 11,984 people who participated.
Giving to the United Way
As a community leader, CIBC has a history of giving to the United Way dating back to 1943. Over the years, our employees have championed fundraising drives to support agencies all across the country. In 2004, our employees and retirees contributed more than $5.7 million through their personal contributions and fundraising efforts. CIBC’s corporate contribution was almost $3 million, for a total of more than $8 million.
     Recognizing the outstanding campaign CIBC employees ran for the United Way of Lower Mainland in British Columbia, the United Way presented them with the Employee Campaign Team of the Year Award.
For a more complete listing of CIBC’s contributions to community organizations see page 180
For information on taxes paid in Canada see page
179
Each year, the Foundation recognizes CIBC World Markets Miracle Makers™, individuals in our communities who have made extraordinary efforts on behalf of children’s charities and programs.
CIBC Wood Gundy Climb for the Cure™
Twenty-seven people, including employees Peter and Sandra Lochead, participated in the second annual CIBC Wood Gundy Climb for the Cure™ scaling Africa’s tallest peak, Mt. Kilimanjaro. They raised $295,000 for the Canadian Breast Cancer Foundation.
United Way heroes
CIBC celebrates the employees who raise funds, volunteer and contribute to United Way agencies across the country.

30 CIBC in Society > Our Environment	CIBC Annual Accountability Report 2005 For what matters
Our Environment
Strategy CIBC is committed to being an environmentally responsible organization. We demonstrate this commitment through continuing enhancements to our environmental risk management policies and procedures; initiatives to minimize CIBC’s impact on the environment; promotion of environmental stewardship practices; and support of strategically aligned environmental organizations.
     Priorities
•	Manage environmental risks inherent in our credit and investment activities
•	Refine policies and implement processes to support our commitment to the Equator Principles
•	Assess impacts of climate change and climate change mitigation policies on CIBC’s credit and merchant banking portfolios
•	Continue to demonstrate environmental responsibility in facilities and operations management
     Measures
•	Evaluate environmental risk in every small business, commercial, and corporate credit facility
•	All project financing over US$50 million is subjected to social and environmental risk assessment consistent with the requirements of the Equator Principles
•	Complete a study to assess the potential impact of climate change mitigation policies, such as the Kyoto Protocol, on large industrial borrowers in CIBC’s portfolio
•	Monitor and report on energy and water use, carbon dioxide emissions, and recycling efforts in our branch network and owned office buildings
“CIBC’s environmental policies and practices are advanced relative to those of other North American banks, addressing both direct and indirect risks as well as opportunities. New programs, including the carbon risk portfolio review, demonstrate CIBC’s efforts at continuous improvement and their awareness of the financial sector’s potential role in decreasing greenhouse gas emissions.”
Innovest Strategic Value Advisors

CIBC Annual Accountability Report 2005 For what matters	CIBC in Society > Our Environment 31
Building our
environmental
commitment
Since 1991, when CIBC first launched an environmental risk management program, we have demonstrated our commitment to the environment. From the approval of our first corporate environmental policy by the CIBC Board of Directors in 1993 to the revision of our Environmental Credit and Investment Risk Management Policy in 2004, we continue to integrate environmental considerations into our business activities and decision processes.
This includes lending and investment activities, supplier relations, facilities management and procurement.
     CIBC’s Corporate Environmental Program ensures that environmental issues are systematically addressed and procedures are continually improved to minimize environmental impacts, with their associated costs, while maximizing opportunities to support sustainable development.
     Our Environmental Management Committee, comprising representatives from business and functional units, meets regularly to coordinate initiatives across CIBC facilities, and to review organization-wide compliance with our Corporate Environmental Policy.
     CIBC takes a strategic, business-case approach to managing environmental issues and activities – our learnings are integrated into our planning processes, so that we can continue to evaluate and manage all forms of environmental risk associated with our activities and meet the requirements of our corporate policy.
Environmental engagement
In recent years, proactive dialogue with clients and investors has helped us to improve our environmental program. Interaction with all of our stakeholders is important, as it moves us towards common goals for environmental performance in our operations and services.
     Our “CIBC and the Environment” intranet and external website, environmental progress reports and our participation in a number of environmental initiatives, allow us
Paper recycling(1)
(tonnes)
With the full implementation of a national shredding contract, CIBC has significantly increased its ability to monitor and report accurately on the recycling of paper. In 2005, we recycled over 7,300 tonnes.
Water consumption(2)
(millions of litres)
In 2005, CIBC consumed 286 million litres of water, a reduction of 18% since last year.
Since 2003, CIBC has partnered with GWL Realty Advisors in celebrating Earth Week to promote environmental awareness with the tenants of Commerce Court in Toronto.
EARTH WEEK

(1)	2004 figures have been restated to include the figures from the national shredding contract (not available at the time of last year’s report). Figures provided by third-party service provider and based on best estimate.

(2)	In 2005, water consumption includes data from 560 branches and six owned office buildings.

32 CIBC in Society > Our Environment	CIBC Annual Accountability Report 2005 For what matters
Direct CO2 emissions(1)
(tonnes)
Carbon dioxide emissions from the combustion of natural gas and fuel oil decreased by 11% since last year.
Indirect CO2 emissions – Employee business travel(2)
(tonnes)
An increase in employee business travel (see Our Suppliers section) resulted in an 8% increase in associated carbon dioxide emissions since 2003.
Indirect CO2 emissions – Electricity purchases(3)(4)
(tonnes)
While electricity purchases across our branches and owned office buildings increased by 6% since last year, the associated CO2 emissions increased by just 3%.
to create an environmental stewardship mindset among our employees and to communicate more effectively with customers.
     CIBC is involved in a number of environmental initiatives, including the United Nations Environment Program Finance Initiative (UNEP FI), its North American Task Force, and the UNEP FI Climate Change Working Group. We are also members of the Canadian Bankers Association’s Environmental Issues Specialists Group; the Environmental Bankers Association; and Environment Canada’s informal Network on Linking Environmental Performance to Financial Value.
Environmental risk assessment
Environmental evaluations are fully integrated into our analysis of credit and investment banking transactions. Policies, procedures and guidelines to identify and manage these risks were first developed in the early 1990s and have evolved to reflect changing legal requirements and risk tolerances. For example, this year we continued the enhancement of our credit procedures, including refinement of project finance standards and procedures to reflect the requirements of the Equator Principles. CIBC’s commitment to understanding and evaluating environmental risks has also helped our clients to improve their own environmental risk mitigation programs, and to re-evaluate environmental risk within their businesses.
     The Environmental Risk Management Group supports credit risk assessment throughout the organization by providing expert advice on assessing and managing environmental risks. In 2005, there were 272 high-risk environmental credit enquiries subjected to further evaluation, compared to 260 in 2004. CIBC Environmental Risk Management is also involved in several initiatives to assess the potential impact of carbon risk on our business. Carbon risk includes the risks of global climate change, international greenhouse gas reduction policies such as the Kyoto Protocol, and Canada’s national plan to meet its Kyoto commitments. This year, CIBC partnered with ICF Consulting to assess our existing portfolio exposure to carbon risk and establish a framework for assessing carbon risk in our portfolio on an ongoing basis. To complement our internal study,

(1)	Source: Conversion factors were obtained from the Rocky Mountain Institute (www.rmi.org) and Carbon Dioxide Information Analysis Center. In 2005, natural gas consumption includes data from 734 branches and four owned office buildings. Fuel oil was used at 63 branches.

(2)	Source: Conversion factors were obtained from Rocky Mountain Institute (www.rmi.org).

(3)	In 2005, electricity consumption includes data from 1,045 branches and six owned office buildings.

(4)	Source: Environment Canada’s Annex A: Interim Guidance on Performance Measures for GHG Emissions (www.ec.gc.ca/emsInfo/pmsgoana_e.htm).

CIBC Annual Accountability Report 2005 For what matters	CIBC in Society > Our Environment 33
CIBC, along with other members of the UNEP FI North American Task Force, commissioned a study on climate change risks to the North American financial services industry and, more specifically, carbon risk to bank loans. CIBC is working with the UNEP FI’s Climate Change Working Group to examine future climate policy frameworks beyond Kyoto’s first commitment period, which runs from 2008 to 2012, and its implications for the financial services industry.
     Furthermore, CIBC was both a signatory to and participant in the Carbon Disclosure Project’s third information request (CDP3). This assessment by 155 institutional investors, representing over $21 trillion in assets, examines the extent to which the Financial Times Global 500 companies are responding to climate change risks and opportunities.
Facility management
CIBC’s environmental program is based on proactive environmental management. Throughout our leased and owned facilities, and with the help of our service providers, we strive to ensure that environmental impacts from our operations are minimized, from design considerations through to daily facility management practices. We continue to improve energy conservation through heating, ventilation and air conditioning system upgrades, lighting retrofits, and other initiatives during major renovation or new construction projects.
     CIBC’s real estate service providers include industry-leading design and manufacturing companies with a demonstrated commitment to sustainability and the environment. In 2005, our retail and corporate premises were furnished with 42,741 square metres of environmentally friendly Climate Neutral Carpet. These installations have collectively reduced global greenhouse gas (GHG) emissions by approximately 800 metric tonnes.
     Minimizing waste is another important component of our program, as we strive to maximize our recycling and reuse practices. We have increased the amount of our office paper that is recycled to nearly 100%. For further information, see Our Suppliers, page 34.
     For the second consecutive year, waste audits were conducted across 50 CIBC branch locations to track changes in our solid waste generation. Based on this year’s audit results, we estimate that our 2005 total waste generation for the branch network is 2,032 metric tonnes, which is similar to last year. Also, CIBC performed 361 environmental assessments across the branch network in 2005 to identify and remediate, where necessary, any known hazardous materials at each location.
For more on CIBC and the Environment visit www.cibc.com
Energy consumption(1)
(gigajoules)
In 2005, CIBC consumed 818,695 gigajoules (GJ) of energy, a slight increase over last year.
Energy consumption breakdown(2)
Electricity purchases comprise 74% of CIBC’s total energy mix, followed by natural gas (24%) and fuel oil (2%).
Computers for Schools
CIBC is a founding member and the largest corporate supporter of Industry Canada’s Computers for Schools program. Since established in 1993, we have donated computer components valued at more than $3 million when refurbished and donated to schools and libraries.

(1)	Source: Environment Canada’s Annex A: Interim Guidance on Performance Measures for GHG Emissions (www.ec.gc.ca/emsInfo/pmsgoana_e.htm).

(2)	Energy consumption from our retail branch network and owned office buildings.

34 CIBC in Society > Our Suppliers	CIBC Annual Accountability Report 2005 For what matters
Our Suppliers
Strategy CIBC is committed to taking a leadership role in the Canadian financial services sector by working with our suppliers and other stakeholders to procure high-quality, socially and environmentally sustainable services and products that allow us to continually improve our performance.
    Priorities
•	Select suppliers who demonstrate corporate responsibility by providing information for CIBC to make informed decisions when purchasing goods and services
•	Ensure key suppliers continue to meet CIBC performance standards
•	Make responsible product and service choices to reduce CIBC’s impact on the environment
•	Develop a framework for gathering and analysing pertinent supplier information to set and measure key performance targets
    Measures
•	Screen suppliers through criteria incorporated into the CIBC Request for Proposal process
•	Monitor suppliers for quality control and adherence to standards of performance
•	Procure high-quality products and services that help reduce CIBC’s environmental footprint
•	Build supplier relationships with companies that maintain sustainability practices in their operations
“HP’s relationship with CIBC goes far beyond the role of simply a vendor or supplier. As one of CIBC’s largest business partners, we understand the tremendous responsibility of helping to provide CIBC customers with outstanding service and value. I believe this is a model for the financial services industry today.”
Paul Tsaparis
President and CEO, Hewlett-Packard Canada Co.

CIBC Annual Accountability Report 2005 For what matters	CIBC in Society > Our Suppliers 35
Managing our
Supplier Relationships
Responsibly
Managing CIBC’s supplier relationships is a key factor in ensuring that we run our operations responsibly, efficiently and successfully. Promoting and maintaining CIBC as a sustainable organization is a top priority that entails purchasing guaranteed products and services from companies who demonstrate environmentally responsible practices within their own operations. At CIBC, we stand by our commitment to purchase products and services from suppliers who can best provide quality service and sustainable merchandise that will help reduce our impact on the environment. These products include Energy Star™ compliant office products and Eco-Choice certified office supplies.
     As part of our supplier selection process, CIBC has incorporated environmental criteria into our standard request for proposal. Prospective new suppliers are actively screened by questionnaire to ensure that these criteria are met. The environmental measure is then weighted alongside traditional criteria, such as quality, and factored into the final selection decision. Once approved, suppliers are monitored on an ongoing basis to track the quality of their products and services, and to ensure that standards of environmental performance are maintained.
     Through money invested in outside goods and services, CIBC supports thousands of jobs in many sectors, from janitorial services to high-tech consultants. The total for 2005 was $2.6 billion worldwide, with approximately $2.0 billion spent in Canada.
Creating a high-quality sustainable supplier environment demands the best possible standards for the products and services we use, and for guaranteeing their safe and environmentally responsible disposal.
At CIBC, we recognize the importance of establishing and maintaining relationships with environmentally responsible suppliers to reduce our environmental footprint. Working with suppliers, we continue with initiatives that will help us to further advance our sustainability management practices.
Share of purchased expenditures actively monitored(%)
Since 2003, CIBC’s share of purchased expenditures actively monitored has increased by 12%.
Paper purchases(1)
(kg millions)
CIBC’s paper purchases increased from 2.1 million kg in 2003 to 2.2 million kg in 2005. All purchases are 100% elemental chlorine free.
Employee business travel mileage
(km millions)
Since 2003, CIBC has increased its employee business travel by 8%.

(1)	Based on Canadian paper sales only from CIBC preferred vendor. Figures estimated based on orders and weight.

36 Chief Financial Officer’s Letter	CIBC Annual Accountability Report 2005 For what matters
Results
“In 2005, the cost of settling Enron-related litigation caused CIBC to record a loss for the year.”
A summary of CIBC’s financial results

($ millions)	2005	2004

We earned interest on loans and other products	$11,256	$10,188
We incurred interest on deposits and other liabilities	6,319	4,930

We earned Net interest income	4,937	5,258

We also earned revenue (non-interest income) on investment products, financial services and other products	7,536	6,517

Total Revenue was	$12,473	$11,775	(A)

The risk associated with our credit products resulted in loan losses of	$706	$628	(B)

We incurred costs to settle Enron-related litigation	2,830	300

We invested in our people and our franchise:

Salaries and benefits	4,324	4,399
Our people need technology	1,166	1,138
A place to work and	641	634
Other support	2,049	1,795

We incurred income taxes	789	790

This added up to	$11,799	$9,056	(C)

Leaving us with Net (loss) income of	$(32)	$2,091	(A)-(B)-(C)

Earnings (loss) per share (EPS)($)
Return on equity (ROE) (%)

CIBC Annual Accountability Report 2005 For what matters	Management’s Discussion and Analysis 37
Management’s discussion and analysis (MD&A) should be read in conjunction with the consolidated financial statements and independent auditors’ reports included in this Annual Accountability Report. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are expressed in Canadian dollars. The effect of significant differences between Canadian and U.S. GAAP is disclosed in Note 27 to the consolidated financial statements. Certain comparative amounts have been reclassified to conform to the presentation adopted in the current year. This MD&A is current as of November 30, 2005. Additional information relating to CIBC is available on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s (SEC) website at www.sec.gov. No information on CIBC’s website (www.cibc.com) should be considered incorporated herein by reference. A glossary of terms used in the MD&A and the consolidated financial statements is provided on pages 188 and 189 of this Annual Accountability Report.
Management’s Discussion and Analysis
Management’s discussion and analysis of CIBC’s 2005 results and operations is organized into five sections:
OVERVIEW
To facilitate an understanding of CIBC’s 2005 results, this section presents an executive overview that includes key business priorities. This section also discusses the economic environment of 2005, how CIBC reports and non-GAAP measures. Results of operations and financial position including significant events are also discussed.
BUSINESS LINE REVIEW AND FUNCTIONAL GROUPS
This section reviews CIBC’s business lines. Business line profiles, operating highlights for the year and the outlook for 2006 are outlined. In addition, a review of the financial results is presented. This section also provides a description of the functional groups, which provide support services to the business lines.
MANAGEMENT OF RISK
This section discusses how CIBC manages risk and balance sheet resources.
OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS
This section provides a discussion of CIBC’s off-balance sheet arrangements and details of contractual obligations.
OTHER
This section provides a discussion of critical accounting policies and estimates, financial and other instruments, recent regulatory and accounting developments and other matters.
38 Executive Overview
40 Economic Environment
42 How CIBC Reports
42 Non-GAAP Measures
45 Review of Results of Operations and Financial Position
53 CIBC Retail Markets
56 CIBC World Markets
59 Corporate and Other
60 Review of 2004 Financial Performance
62 Functional Groups
63 Overview
64 Management of Credit Risk
69 Management of Market Risk
74 Management of Operational Risk
75 Management of Liquidity Risk
77 Management of Capital Resources
81 Off-balance Sheet Arrangements
84 Contractual Obligations
85 Critical Accounting Policies and Estimates
90 Financial and Other Instruments
91 Regulatory Developments
92 Accounting Developments
92 Related-party Transactions
93 Controls and Procedures
A NOTE ABOUT FORWARD-LOOKING STATEMENTS
From time to time, CIBC makes written or oral forward-looking statements within the meaning of certain securities laws, including in this Annual Accountability Report, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications. These statements include, but are not limited to, statements about the operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies and outlook of CIBC for 2006 and subsequent periods. Forward-looking statements are typically identified by the words “believe,” “expect,” “anticipate,” “intend,” “estimate” and other similar expressions or future or conditional verbs such as “will,” “should,” “would” and “could.” By their nature, these statements require us to make assumptions and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond CIBC’s control, affect the operations, performance and results of CIBC and its business lines, and could cause actual results to differ materially from the expectations expressed in any of CIBC’s forward-looking statements. These factors include: legislative or regulatory developments in the jurisdictions where CIBC operates, including developments in Canadian laws regulating financial institutions and U.S. regulatory changes affecting foreign companies listed on a U.S. exchange; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions; the resolution of legal proceedings and related matters; the effect of applying future accounting changes; changes in tax laws; political conditions and developments; the possible effect on CIBC’s business of international conflicts and the war on terror; acts of God; reliance on third parties to provide components of CIBC’s business infrastructure; the accuracy and completeness of information provided to CIBC by clients and counterparties; intensifying competition from established competitors and new entrants in the financial services industry; technological change; global capital market activity; interest rate fluctuations; currency value fluctuations; general economic conditions worldwide, as well as in Canada, the U.S. and other countries where CIBC has operations; changes in market rates and prices which may adversely affect the value of financial products; CIBC’s success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; and CIBC’s ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of CIBC’s forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on CIBC’s forward-looking statements. CIBC does not undertake to update any forward-looking statement that is contained in this Annual Accountability Report or in other communications.

38 Management’s Discussion and Analysis	CIBC Annual Accountability Report 2005 For what matters
Overview
EXECUTIVE OVERVIEW
Business overview
CIBC is a leading North American financial institution with assets of $280.4 billion, market capitalization of $24.1 billion and a Tier 1 capital ratio of 8.5% at year-end. CIBC provides financial services to retail, small business and corporate and institutional clients.
     In 2005, we adopted a new reporting structure that combined CIBC Retail Markets and CIBC Wealth Management into one strategic business line, CIBC Retail Markets, as discussed in the “How CIBC reports” section. As a result of the reorganization, CIBC now has two strategic business lines: CIBC Retail Markets and CIBC World Markets, which are supported by Corporate and Other.
Financial overview
     FINANCIAL PERFORMANCE

$ millions, except per share amounts,
as at or for the years ended October 31	2005	2004	2003

Total revenue	$12,473	$11,775	$11,463
Net (loss) income	(32)	2,091	1,950
Earnings (loss) per share — basic	(0.46)	5.60	5.21
— diluted(1)	(0.46)	5.53	5.18
Dividends per share	2.66	2.20	1.64
Total assets	280,370	278,764	277,147
Return on equity	(1.6)%	18.7%	19.2%
Efficiency ratio	86.9%	70.1%	70.9%
Total shareholder return	1.3%	28.9%	57.8%
Share price	72.20	73.90	59.21

Tier 1 capital ratio	8.5%	10.5%	10.8%
Total capital ratio	12.7%	12.8%	13.0%

(1)	In case of a loss, the effect of stock options potentially exercisable on diluted earnings (loss) per share will be anti-dilutive; therefore, basic and diluted earnings (loss) per share will be the same.
CIBC’s results for the year were significantly affected by a $2,533 million after-tax provision for Enron-related litigation matters (as discussed in the “Significant events” section).
     CIBC benefited from the continued expansion of the North American economy in 2005. Both the U.S. and Canada gradually increased interest rates during the year. However, rates still remained low by historical standards, driving volume growth in lending and deposits. Brisk growth in corporate earnings and continuing low interest rates led to strong Canadian equity markets, which benefited our wholesale and retail brokerage businesses. Improved market conditions and liquidity resulted in higher merchant banking gains.
     Net loss for the year was $32 million, compared with net income of $2,091 million in 2004, primarily due to the higher Enron-related litigation provision.
     Revenue increased $698 million or 6%, primarily due to higher merchant banking revenue (including gains on GPI and Shoppers of $294 million, as discussed in the “Significant events” section), higher foreign exchange revenue of $301 million arising on the repatriation of capital and retained earnings from our foreign operations (discussed in “Corporate and Other”), volume growth in personal lending and deposits, higher fee income, a $115 million gain on the Juniper sale, an $85 million gain on the Republic Bank sale (these sales are discussed in the “Significant events” section), and a $34 million gain on the sale of shares of ACE Aviation Holdings Inc. (ACE sale). These increases were partially offset by reduced activity in investment banking and credit products and capital markets.
     Non-interest expenses increased $2,589 million or 31%, primarily due to the higher Enron-related litigation provision. Lower revenue-related compensation was partially offset by higher severance costs.
     Income taxes were down $1 million, as discussed in the “Taxes” section.
     Diluted earnings (loss) per share (EPS) and return on equity (ROE) for the year were $(0.46) and (1.6)%, respectively, down from $5.53 and 18.7% for 2004.
     Our total regulatory capital was $14.8 billion as at October 31, 2005, down $114 million from 2004. Our Tier 1 and total capital ratios were 8.5% and 12.7%, respectively, compared with 10.5% and 12.8% in 2004.
     Our common share price was $72.20 as at October 31, 2005, compared with $73.90 at the end of 2004. Our dividends were $0.68 per share in the fourth quarter of 2005, implying an annual dividend of $2.72 and a dividend yield of 3.7%, based on the closing share price for the year. From the end of 2004, we increased our quarterly common share dividend from $0.60 per share to $0.68 per share. Book value per common share was $25.00, down from $29.92 in 2004.
     CIBC’s total shareholder return for 2005 was 1.3%, compared with 28.9% for the prior year.
Summary of segmented results
CIBC Retail Markets
Net income was $1,573 million, up $167 million or 12% from 2004, which included a $32 million after-tax recovery related to the Air Canada contract (discussed in the “Significant events” section). Revenue was up $449 million, primarily due to volume growth across all business lines, higher fee income, the gain on the Republic Bank sale, the gain on the ACE sale and increased equity trading and new issue activity. Non-interest expenses were up $287 million, primarily due to higher corporate support and compensation costs.

CIBC Annual Accountability Report 2005 For what matters	Management’s Discussion and Analysis 39
CIBC World Markets
Net loss was $1,671 million, compared with net income of $660 million in 2004, primarily due to the higher provision for Enron-related litigation matters. Higher merchant banking gains net of write-downs were partially offset by reduced sales of non-core loans, lower U.S. investment banking revenue, the exit of our international asset securitization activities and lower debt capital markets activity.
Corporate and Other
Net income was $66 million, up $41 million from 2004, primarily due to the impact of the Juniper sale and higher unallocated treasury revenue, partially offset by lower interest income on tax refunds, higher unallocated corporate support costs and a lower reversal of the general allowance for credit losses.
Net income (loss)
($ millions)

Business priorities
At CIBC, our objective is to deliver consistent, sustainable returns over the long term. To that end, we are focusing our energies on three key business priorities: maintaining business strength, improving productivity, and balance sheet strength. By executing on these priorities, while prudently managing our risk levels, we will position CIBC to deliver sustainable growth over the long term.
Maintaining business strength
CIBC has a strong core franchise and is well positioned for growth.
     CIBC Retail Markets, consisting of our retail banking, wealth management and cards operations, has a solid history of performance and market share positions as well as a well-established client base. CIBC continues to have particular strengths in the mortgages and cards businesses. In residential mortgages, we hold a strong #2 position in the market, having increased our share by 240 basis points over the past five years. In cards, despite intense competitive conditions in the marketplace, we continue to be #1 in Canada in market share for purchase volumes and outstanding balances. CIBC Wood Gundy is the #2 full-service brokerage in Canada in assets under administration. Our branch-based advisory offer, CIBC Imperial Service, continues to grow assets and has a retail sales force of almost 1,250 licensed advisors and investment specialists. Moving forward, we expect our retail and wealth businesses to continue to perform at levels consistent with the recent past and in line with industry growth rates.
     In CIBC World Markets, we have achieved the objectives set in 2002 to reduce risk and volatility. Overall, we have accomplished most of what we set out to do, while maintaining the strength of the franchise in Canada. As a result, CIBC World Markets is better positioned for more stable earnings.
     Moving forward, we will increase flexibility in our corporate loan book to support our core client franchise. In merchant banking, we intend to further reduce our portfolio while continuing to capitalize on the competitive advantage this business offers for our investment banking platform. In Canada, we will build on our continuing leadership position in key businesses. In the U.S., while we have made progress in refocusing our operations, we will continue to take a targeted approach, with specific emphasis on improving performance in investment and corporate banking and cash equities. Internationally, we will focus on activities that are aligned to our North American franchise as well as on those businesses that are well positioned in local markets.
Improving productivity
CIBC is committed to improving its productivity. Our objective is to have an efficiency ratio that is at the median or better among our Canadian bank peers. To meet our strategic objective, we set a goal during 2005 to reduce our expenses by $250 million by the end of 2006.
     We expect about half of our targeted reduction to come from lower project spending next year. In 2005, project spending was higher than historical levels.
     We are focusing on costs in other areas as well, including discretionary spending and opportunities for efficiencies in our organizational structure.
Balance sheet strength
The litigation provision recorded in the third quarter of 2005 reduced our Tier 1 capital ratio to 7.5%. Our immediate focus was to restore our Tier 1 capital ratio to our objective of 8.5% or higher, which we established several years ago.
     With the strength of our earnings and disciplined balance sheet management, including the purchase of residential mortgage insurance, our Tier 1 capital ratio has returned to 8.5% as of the end of 2005.

40 Management’s Discussion and Analysis	CIBC Annual Accountability Report 2005 For what matters
     Having achieved this immediate goal, and with our Tier 1 capital ratio well above the regulatory minimum of 7%, we are in the process of assessing our capital deployment alternatives moving forward. Our capital plan over the medium term will be established in consideration of the financial objectives we have set in our balanced scorecard.
Outlook
The North American economy is expected to see another year of moderate growth in 2006. High energy prices will serve as a braking force on the U.S. economy, while Canada’s growth will be moderated by the ongoing toll of a strong Canadian dollar on manufacturing. Interest rates are expected to rise gradually through 2006, which could slow the growth rate of consumer and mortgage lending and cause a modest increase in personal bankruptcies.
     The outlook for CIBC’s retail businesses is for sustained growth despite increasing interest rates and higher levels of competition. Although the performance of our wholesale business will be driven largely by market conditions, we are well positioned, having significantly improved our risk profile over the last few years.
     We intend to focus on growing our core businesses, maintaining business strength, improving productivity and building our balance sheet, while maintaining a prudent risk-return profile. We will also remain committed to high standards of governance practices. The key to achieving our business priorities is to continue to strengthen our client relationships and successfully engage our employees.
Forward-looking information
This Annual Accountability Report contains forward-looking statements. In particular, the “Business priorities” and “Outlook” sections above, and the “Outlook for 2006” and “Outlook” sections in the CIBC Retail Markets and CIBC World Markets Business Line Reviews in this MD&A are based upon our views and the actual outcomes are uncertain. For more information, see “A note about forward-looking statements” on page 37.
ECONOMIC ENVIRONMENT
The North American expansion continued in 2005, with both the U.S. and Canada supported by consumers’ responses to improved job prospects, rising wealth (particularly in housing) and what were still low interest rates by historical standards.
     In Canada, domestic demand was the engine of growth. Although job and wage growth were healthy, consumer spending still outpaced incomes, as households tapped into rising home equity for new loans. Higher energy prices shifted economic growth in favour of western Canada, and helped the Canadian dollar reach its strongest level since 1992. Although the dollar value of exports was also supported by resource prices, real net exports and factory employment were weakened as manufacturers faced the challenges posed by the strong Canadian dollar.
     Aside from energy prices, inflation remained tame in both the U.S. and Canada. But with the labour market showing better momentum and less need for interest rate stimulus, the U.S. Federal Reserve remained on its slow but steady path towards higher short-term interest rates. The Bank of Canada allowed the drag from a strong currency to substitute for interest rate hikes, and delayed resuming its course towards higher rates until October 2005. Both central banks continued to suggest that monetary policy is still too stimulative.
     Global liquidity and tame core inflation held down longer term interest rates. In the U.S., long-term rates were essentially range-bound, while in Canada, long bond yields declined through most of the year as the Bank of Canada kept short rates anchored. Sustained low rates supported volume growth in consumer loans and mortgages. Low yields on government bonds, and strong corporate balance sheets, supported tight spreads for corporate bonds and loans.
     Canadian corporate earnings saw solid growth, enhanced by high resource prices that offset the negative impacts of a rising currency. Together with low interest rates, this led to a strong performance for Canadian equities. U.S. equity markets were a bit less buoyant, hit by rising interest rates and energy costs.

CIBC Annual Accountability Report 2005 For what matters	Management’s Discussion and Analysis 41
Stock price indices
Total Canadian household credit and interest rate
Canadian and U.S. GDP growth
Outlook
Both the U.S. and Canada are expected to see another year of moderate growth in 2006, in the 3% range for real gross domestic product (GDP). High energy prices will serve as a braking force on the U.S. economy, while Canada’s growth will be moderated by the ongoing toll of a strong Canadian dollar on manufacturing. With core consumer price index (CPI) inflation remaining tame, even as energy prices push up overall price levels, central banks should soon reach a point at which they can pause on short-term rate hikes. Earnings growth in most sectors is likely to see the typical late cycle deceleration, which could temper equity market gains, but we expect only modest increases in corporate credit spreads and business bankruptcies.
     A likely levelling off after a long run of house price appreciation in North America should see a slower growth rate in consumer and mortgage lending. Low unemployment rates should generally support consumer credit quality, but the heavy debt loads now carried by the household sector could result in a modest increase in personal bankruptcies in Canada.

42 Management’s Discussion and Analysis	CIBC Annual Accountability Report 2005 For what matters
     HOW CIBC REPORTS
In 2005, we adopted a new reporting structure that combined CIBC Retail Markets and CIBC Wealth Management into one strategic business line, CIBC Retail Markets, to reflect a new organizational structure that was established to align our products, services and distribution channels to their relevant customer segments. As a result of the reorganization, CIBC now has two strategic business lines: CIBC Retail Markets which services retail customers and CIBC World Markets which services wholesale customers. These strategic business lines are supported by Corporate and Other. Comparative figures have been reclassified to reflect the new reporting structure.
     To measure and report the results of operations of the two strategic business lines, we use a Manufacturer/Customer Segment/Distributor Management Model. The model uses certain estimates and allocation methodologies in the preparation of segmented financial information. Under this model, internal payments for sales and trailer commissions and distribution service fees are made among the business lines. As well, revenue, expenses and balance sheet resources relating to certain activities are fully allocated to other business lines. Management uses this model to better understand the economics of our customer segments, products and delivery channels. Each year, the sales and trailer commissions paid to segments for certain products are renegotiated. Comparative figures have not been reclassified to reflect these commission changes.
     Concurrent with the changes in the reporting structure, the following changes were made to the management model on a retroactive basis:
•	The lending products business, which previously fully allocated its revenue, expenses and balance sheet resources to the other business lines, now makes internal payments for sales and trailer commissions.
•	The fixed-term business, which previously made internal payments for sales and trailer commissions, now fully allocates its revenue, expenses and balance sheet resources to the other business lines.
During the year, we moved the management of balance sheet resources from Treasury, Balance Sheet and Risk Management (TBRM) into Finance. TBRM was subsequently renamed Treasury and Risk Management (TRM).
     During the year, we reclassified revenue between capital markets and investment banking and credit products within the CIBC World Markets strategic business line. This reclassification did not impact total revenue and was adopted retroactively.
     NON-GAAP MEASURES
We use a number of financial measures to assess the performance of our business lines. Some measures are calculated in accordance with GAAP, while other measures do not have a standardized meaning under GAAP, and, accordingly, these measures, described below, may not be comparable to similar measures used by other companies. Investors may find these non-GAAP financial measures useful in analysing financial performance.
Net interest income, taxable equivalent basis (TEB)
We adjust net interest income to reflect tax-exempt income on an equivalent before-tax basis. This measure enables comparability of net interest income arising from both taxable and tax-exempt sources. Net interest income (TEB) is used to calculate the efficiency ratio, trading revenue, net interest margin and net interest margin on average interest-earning assets, all on a taxable equivalent basis (TEB). Management believes these measures permit uniform measurement, which enables users of our financial information to make comparisons more readily.
Economic capital
Economic capital provides the financial framework to understand the returns of each business line, commensurate with the risk taken.
     Economic capital is an estimate of the amount of equity capital required to support the risks in our businesses in line with our overall strategic objectives, including targeted credit rating and liquidity requirements. It comprises credit, market, operational and strategic risk capital. The capital methodologies employed quantify the level of risk within products, clients and business lines, as required. The difference between CIBC’s total equity capital and economic capital allocated to the business lines is held in Corporate and Other. From time to time, CIBC’s economic capital model may be enhanced as part of the risk measurement process, with any changes being made prospectively.
     There is no comparable GAAP measure for economic capital.
Economic profit
Net income, adjusted for a charge on economic capital, determines economic profit. This measures the return generated by each business line in excess of our cost of equity capital, thus enabling users of our financial information to identify relative contributions to shareholder value.
Segmented return on equity
We use ROE on a segmented basis as one of the measures for performance evaluation and resource allocation decisions.

CIBC Annual Accountability Report 2005 For what matters	Management’s Discussion and Analysis 43
     While ROE for total CIBC provides a measure of return on common equity, ROE on a segmented basis provides a similar metric related to the capital allocated to the segments. We use economic capital to calculate ROE on a segmented basis. As a result, segmented ROE is a non-GAAP measure.
Managed loans
Managed basis loans exclude the impact of securitizations on loans. Through securitizations, we sell groups of loans to variable interest entities (VIEs) that issue securities to investors. The loans are removed from the consolidated balance sheets. Management uses this measure to evaluate the credit performance and the overall financial performance of the underlying loans.
Retail/Wholesale ratio
While we manage commercial banking operations within CIBC World Markets, some financial institutions include commercial banking in their retail operations. From time to time, some measures will be presented on the basis of CIBC Retail Markets and commercial banking operations for comparison purposes. Such measures include revenue, net income, and economic capital.
Reconciliation of non-GAAP measures
The following table provides a reconciliation of non-GAAP to GAAP measures:
STATEMENT OF OPERATIONS MEASURES

		CIBC	CIBC
		Retail	World	Corporate	CIBC
$ millions, for the years ended October 31		Markets	Markets	and Other	Total

2005	Total revenue	$8,160	$3,384	$929	$12,473
	Add: adjustment for TEB	—	191	—	191

	Revenue (TEB)	$8,160	$3,575	$929	$12,664

	Net income (loss)	$1,573	$(1,671)	$66	$(32)
	Less: charge for economic capital	484	254	16	754

	Economic profit (loss)	$1,089	$(1,925)	$50	$(786)

	Efficiency ratio	62.8%	152.1%	n/m	86.9%
	Less: adjustment for impact of TEB	—	8.1	n/m	1.3

	Efficiency ratio (TEB)	62.8%	144.0%	n/m	85.6%

2004	Total revenue	$7,711	$3,497	$567	$11,775
	Add: adjustment for TEB	—	150	—	150

	Revenue (TEB)	$7,711	$3,647	$567	$11,925

	Net income	$1,406	$660	$25	$2,091
	Less: charge for economic capital	489	310	27	826

	Economic profit (loss)	$917	$350	$(2)	$1,265

	Efficiency ratio	62.7%	78.4%	n/m	70.1%
	Less: adjustment for impact of TEB	—	3.2	n/m	0.9

	Efficiency ratio (TEB)	62.7%	75.2%	n/m	69.2%

2003	Total revenue	$7,455	$3,434	$574	$11,463
	Add: adjustment for TEB	—	132	—	132

	Revenue (TEB)	$7,455	$3,566	$574	$11,595

	Net income	$1,186	$334	$430	$1,950
	Less: charge for economic capital	489	444	78	1,011

	Economic profit (loss)	$697	$(110)	$352	$939

	Efficiency ratio	68.0%	70.5%	n/m	70.9%
	Less: adjustment for impact of TEB	—	2.6	n/m	0.8

	Efficiency ratio (TEB)	68.0%	67.9%	n/m	70.1%

n/m – not meaningful

44 Management’s Discussion and Analysis	CIBC Annual Accountability Report 2005 For what matters
     RETAIL INFORMATION

$ millions, for the years ended October 31	2005	2004	2003

Revenue
CIBC Retail Markets	$8,160	$7,711	$7,455
Add: commercial banking	449	452	436

	$8,609	$8,163	$7,891

Net income
CIBC Retail Markets	$1,573	$1,406	$1,186
Add: commercial banking	110	124	92

	$1,683	$1,530	$1,278

     WHOLESALE INFORMATION

$ millions, for the years ended October 31	2005	2004	2003

Revenue
CIBC World Markets	$3,384	$3,497	$3,434
Less: commercial banking	449	452	436

	$2,935	$3,045	$2,998

Net (loss) income
CIBC World Markets	$(1,671)	$660	$334
Less: commercial banking	110	124	92

	$(1,781)	$536	$242

     TRADING REVENUE

$ millions, for the years ended October 31	2005	2004	2003

Trading revenue	$820	$725	$778
Add: adjustment for TEB	176	138	118

Trading revenue (TEB)	$996	$863	$896

     MANAGED LOANS (net of allowance)

$ millions, as at October 31		Reported	Securitized	Managed

2005	Residential mortgages	$77,179	$17,500	$94,679
	Credit card	6,448	4,100	10,548

2004	Residential mortgages	$72,553	$11,800	$84,353
	Credit card	8,347	3,200	11,547

CIBC Annual Accountability Report 2005 For what matters	Management’s Discussion and Analysis 45
     REVIEW OF RESULTS OF OPERATIONS AND FINANCIAL POSITION
REVIEW OF CONSOLIDATED STATEMENTS OF OPERATIONS
Revenue
Revenue was up $698 million or 6% from 2004 due to an increase in non-interest income of $1,019 million, partially offset by a decrease in net interest income of $321 million.
Net interest income
Net interest income was down $321 million or 6% from 2004, primarily due to the impact of higher levels of securitized assets in cards and lower treasury revenue. In addition, trading-related net interest income was lower primarily due to increased funding costs. Higher interest expense related to U.S. income tax reassessments and reduced non-core loans also contributed to the decline. These decreases were partially offset by volume increases in deposits, mortgages, personal lending and cards. The prior year included higher interest income on tax refunds.
     Additional information on net interest income and margin is provided in the “Supplementary annual financial information.”
     NET INTEREST INCOME AND MARGIN

$ millions, for the years ended October 31	2005	2004	2003

Average assets	$288,845	$280,810	$284,739
Net interest income	4,937	5,258	5,517
Net interest margin	1.71%	1.87%	1.94%

Non-interest income
Non-interest income was up $1,019 million or 16% from 2004.
     NON-INTEREST INCOME

$ millions, for the years ended October 31	2005	2004	2003

Underwriting and advisory fees	$727	$797	$870
Deposit and payment fees	794	760	713
Credit fees	346	314	386
Card fees	317	407	359
Investment management and custodial fees	391	353	340
Mutual fund fees	690	615	536
Insurance fees	265	176	168
Commissions on securities transactions	912	892	884
Trading revenue	801	618	627
Investment securities gains (losses)	577	236	(107)
Income from securitized assets	362	191	216
Foreign exchange other than trading	555	280	273
Other	799	878	681

Total non-interest income	$7,536	$6,517	$5,946

Underwriting and advisory fees were down $70 million or 9%, primarily due to lower U.S. new issue revenue and decreased mergers and acquisition activity in the U.S.
     Deposit and payment fees were up $34 million or 4%, primarily due to an increase in service fees from higher business volumes.
     Credit fees were up $32 million or 10%, primarily due to increased deal volume in CIBC World Markets.
     Card fees were down $90 million or 22%, primarily due to higher levels of securitized assets.
     Investment management and custodial fees were up $38 million or 11%, primarily due to increased asset balances.
     Mutual fund fees were up $75 million or 12%, primarily due to higher balances of assets under management.
     Insurance fees were up $89 million or 51%, primarily due to an increase in reinsurance revenue.
     Commissions on securities transactions were up $20 million or 2%, primarily due to higher trading volumes.
     Trading revenue was up $183 million or 30%, primarily due to the consolidation of VIEs. See “Trading revenue” section for further details.
     Investment securities gains (losses) includes realized gains and losses on disposals, net of write-downs, to reflect other-than-temporary impairments in the value of investment securities. Revenue was up $341 million, primarily due to the GPI and Shoppers sales. For further details, see the “Significant events” section.
     Income from securitized assets was up $171 million or 90%, primarily due to the higher levels of securitized assets in cards.

46 Management’s Discussion and Analysis	CIBC Annual Accountability Report 2005 For what matters
     Foreign exchange other than trading was up $275 million or 98%, due to the repatriation of capital and retained earnings from our foreign operations (discussed in “Corporate and Other”).
     Other includes gains and losses on the disposal of fixed assets, sales of subsidiaries and corporate assets, realized gains and losses on sales and write-downs of equity-accounted and limited partnership investments and loans held for sale, and other commissions and fees. Other was down $79 million or 9%, primarily due to reduced sales of non-core loans and lower other commissions and fees, partially offset by the gains on the Juniper and Republic Bank sales.
Trading revenue
Trading revenue was up $95 million or 13% from 2004 due to the consolidation of VIEs, partially offset by lower net interest income primarily due to increased funding costs.
     TRADING REVENUE

$ millions, for the years ended October 31	2005	2004	2003

Trading revenue consists of:
Net interest income	$19	$107	$151
Non-interest income	801	618	627

Total trading revenue	$820	$725	$778

By type:
Interest rates	$198	$231	$308
Foreign exchange	169	169	171
Equities(1)	225	115	199
Commodities	31	54	34
Other(2)	197	156	66

Total trading revenue	$820	$725	$778

(1)	Includes $156 million (2004: nil; 2003: nil) of non-controlling interests in VIEs.

(2)	Includes credit derivatives and secondary loan trading and sales.
Provision for credit losses
The provision for credit losses was up $78 million or 12% from 2004, primarily due to higher loan losses in personal and small business lending and reduced recoveries of large corporate loans, partially offset by the impact of higher levels of securitized assets in cards.
     PROVISION FOR CREDIT LOSSES

$ millions, for the years ended October 31	2005	2004	2003

Provision for credit losses	$706	$628	$1,143

Non-interest expenses
Non-interest expenses were up $2,589 million or 31% from 2004, primarily due to the higher provision for Enron-related litigation matters.
     NON-INTEREST EXPENSES

$ millions, for the years ended October 31	2005	2004	2003

Employee compensation and benefits
Salaries	$2,220	$2,126	$2,260
Incentive bonuses	912	1,147	1,164
Commissions	590	522	460
Benefits	602	604	533

	4,324	4,399	4,417
Occupancy costs	641	634	605
Computer and office equipment	1,166	1,138	1,143
Communications	324	331	360
Advertising and business development	260	279	289
Professional fees	325	326	241
Business and capital taxes	118	138	133
Other	3,682	1,006	940

Total non-interest expenses	$10,840	$8,251	$8,128

Employee compensation and benefits were down $75 million or 2%, primarily due to a decrease in revenue-related and other compensation costs, partially offset by higher severance costs.
     Computer and office equipment were up $28 million or 2%, primarily due to increased spending on technology and regulatory initiatives.
     Advertising and business development were down $19 million or 7%, primarily due to a decrease in marketing expenses.
     Business and capital taxes were down $20 million or 14%, primarily due to reduced shareholders’ equity.
     Other, comprising outside services, operational losses, other personnel costs and donations was up $2,676 million, primarily due to higher provisions for the Enron-related litigation matters and hedge funds settlements.
     As at October 31, 2005, we had a regular workforce headcount of 37,308, up 27 from 2004.
Non-controlling interests
Non-controlling interests were up $155 million from 2004, primarily due to the consolidation of VIEs.
     NON-CONTROLLING INTERESTS

$ millions, for the years ended October 31	2005	2004	2003

Non-controlling interests	$170	$15	$3

CIBC Annual Accountability Report 2005 For what matters	Management’s Discussion and Analysis 47
Taxes
Income taxes include those imposed on the non-consolidated CIBC, as well as on CIBC’s domestic and foreign subsidiaries. Indirect taxes comprise capital, property and business, payroll, and the goods and services tax (GST) and sales taxes. Indirect taxes are included in non-interest expenses.
     Total income and indirect taxes were up $4 million from 2004.
     TAXES

$ millions, for the years ended October 31	2005	2004	2003

Income tax expense	$789	$790	$239

Indirect taxes
Capital taxes	112	132	126
Property and business taxes	45	34	35
Payroll taxes	211	203	212
GST and sales taxes	250	244	242

Total indirect taxes	618	613	615

Total taxes	$1,407	$1,403	$854

Combined Canadian federal and provincial tax rate	35.0%	35.3%	36.6%
Income taxes as a percentage of net income before income taxes	85.1%	27.3%	10.9%
Total taxes as a percentage of net income before deduction of total tax	91.1%	40.0%	30.4%

Income tax expense for the year was higher than would be expected, given that income before income taxes and non-controlling interests decreased by $2.0 billion from 2004. This was due to the income tax recovery on the $2.83 billion Enron-related litigation provision being limited to $297 million. In addition, we repatriated capital and retained earnings from our foreign operations, which resulted in a $375 million increase in income tax expense arising from the reversal of related accumulated balances in the foreign currency translation adjustments component of shareholders’ equity. These increases were partially offset by the recognition of a related $67 million future tax asset arising from the prior year’s foreign exchange losses and a $59 million reversal of a portion of the valuation allowance relating to the future tax asset from our U.S. operations. In 2004, income tax expense was reduced by $50 million as a result of the cancellation of planned Ontario tax rate reductions.
     The combined Canadian federal and provincial income tax rate of 35.0% (2004: 35.3%; 2003: 36.6%) is the non-consolidated CIBC’s statutory income tax rate. Variations in this rate can result from legislative changes to corporate income tax rates enacted by the federal and provincial governments and from changes in the proportion of income earned in each of the provinces and in offshore branches of the non-consolidated CIBC. The rate declined in 2005, primarily due to minor reductions in federal and provincial income tax rates. For a reconciliation of our income taxes in the consolidated statements of operations with the combined Canadian federal and provincial income tax rate, see Note 19 to the consolidated financial statements.
     Under Canadian GAAP, we are required to establish a future income tax asset in respect of expenses recorded currently for which a tax deduction will be available in a future period, such as the general allowance for credit losses and loss carryforwards. The future income tax asset is established using tax rates that will apply in future periods. Accounting standards also require a valuation allowance when it is more likely than not that all or a portion of a future income tax asset will not be realized prior to its expiration.
     Included in the tax loss carryforwards amount as indicated in Note 19 is $705 million of future tax assets related to losses in our U.S. operations (2004: $545 million) which expire in five to 20 years from origination. In addition, as other future income tax assets naturally reverse into tax losses in the U.S., we will have between five to 20 years from the date such temporary differences become tax losses to use them before they would begin to expire under current tax law. The total amount of the future income tax asset related to our U.S. operations, net of the valuation allowance, is $365 million (2004: $576 million). Also included in the tax loss carryforwards amount is a $131 million future tax asset related to Canadian capital losses, which have no expiry date. We believe that, based on all available evidence, it is more likely than not that all of the future income tax asset, net of the valuation allowance, will be realized prior to its expiration.

48 Management’s Discussion and Analysis	CIBC Annual Accountability Report 2005 For what matters
REVIEW OF CONSOLIDATED BALANCE SHEETS
     CONDENSED CONSOLIDATED BALANCE SHEETS

$ millions, as at October 31	2005	2004

Assets
Cash and deposits with banks	$11,852	$12,203

Securities
Investment	14,342	15,517
Trading	53,422	51,799

	67,764	67,316

Securities borrowed or purchased under resale agreements	18,514	18,165

Loans
Residential mortgages	77,216	72,592
Personal	28,198	26,311
Credit card	6,655	8,689
Business and government	31,350	31,737
Allowance for credit losses	(1,636)	(1,825)

	141,783	137,504

Derivative instruments market valuation	20,309	23,710
Other assets	20,148	19,866

	$280,370	$278,764

Liabilities and shareholders’ equity
Deposits	$192,734	$190,577
Derivative instruments market valuation	20,128	23,990
Obligations related to securities sold short	14,883	12,220
Obligations related to securities lent or sold under repurchase agreements	14,325	16,790
Other liabilities and acceptances	21,121	18,036
Subordinated indebtedness	5,102	3,889
Preferred share liabilities	600	1,043
Non-controlling interests	746	39
Shareholders’ equity	10,731	12,180

	$280,370	$278,764

Assets
Total assets as at October 31, 2005 were $280.4 billion, up $1.6 billion from 2004. Increases in residential mortgages ($4.6 billion), personal loans ($1.9 billion) and trading securities ($1.6 billion) were partially offset by reductions in derivative instruments market valuation ($3.4 billion), credit card loans ($2.0 billion) and investment securities ($1.2 billion).
     The increase in residential mortgages is primarily due to normal business growth, net of securitizations, and the consolidation of a VIE. Personal loans increased due to normal business growth. A detailed discussion of the loan portfolio is included in the “Management of credit risk” section.
     Trading securities increased primarily due to normal trading activity in our wholesale business and the consolidation of VIEs.
     Derivative instruments market valuation decreased primarily due to movements in interest rates and foreign currency exchange rates.
     Credit card loans decreased primarily due to higher levels of securitizations.
     Investment securities decreased primarily due to normal treasury activity.
Liabilities
Total liabilities as at October 31, 2005 were $269.7 billion, up $3.1 billion from 2004, primarily due to increases in other liabilities and acceptances ($3.1 billion), obligations related to securities sold short ($2.7 billion), deposits ($2.2 billion), and subordinated indebtedness ($1.2 billion). These increases were partially offset by reductions in derivative instruments market valuation ($3.9 billion) and obligations related to securities lent or sold under repurchase agreements ($2.5 billion).
     Other liabilities and acceptances increased primarily due to the higher provision for Enron-related litigation matters.
     The increase in obligations related to securities sold short represents normal trading activity in our wholesale business.
     The increase in deposits represents normal business growth. Further details on the composition of deposits are provided in Note 10 to the consolidated financial statements and in the “Supplementary annual financial information.”
     Subordinated indebtedness increased due to the issuance of new debentures. Further details on subordinated indebtedness are provided in Note 12 to the consolidated financial statements.
     Derivative instruments market valuation decreased due to the reasons noted above under “Assets”.
     The decrease in obligations related to securities lent or sold under repurchase agreements represents normal treasury funding activities.
Shareholders’ equity
Shareholders’ equity as at October 31, 2005 was $10.7 billion, down $1.5 billion from 2004 due to lower retained earnings which were the result of the higher provision for Enron-related litigation matters.
SIGNIFICANT EVENTS
     ENRON
During the year, certain Enron litigation matters facing CIBC, Newby, et al. v. Enron Corp., et al., and the so called Megaclaims bankruptcy court action, were settled, both subject to court approval. To settle Newby, CIBC agreed to pay US$2.4 billion. To settle the Megaclaims action, CIBC agreed to pay US$250 million, and in exchange for US$24 million, Enron allowed the inclusion of approximately US$81 million in claims filed against the Enron bankruptcy estate and CIBC agreed to subordinate approximately US$42 million in other claims, which have been written off in prior years.
     CIBC is a defendant in a number of remaining Enron-related actions. During the year, we recorded a provision of $2.83 billion

CIBC Annual Accountability Report 2005 For what matters	Management’s Discussion and Analysis 49
pre-tax ($2.53 billion after-tax) to increase our accrual to cover the settlements and to reserve against the remaining Enron matters. Provisions to date take into account expected insurance recoveries. We have recorded a tax benefit of $297 million relating to the current year provision. There is significant uncertainty associated with the ultimate tax benefits to be realized in respect of these settlements. Accordingly, we have recognized the expected minimum tax benefits.
Hedge funds
During the year, CIBC reached settlements with the SEC and the Office of the New York State Attorney General (NYAG) regarding their investigations relating to financing and brokerage services provided by CIBC to certain hedge funds that engaged in mutual fund market timing. Pursuant to those settlements, without admitting or denying liability, CIBC agreed to pay a fine of US$25 million and to disgorge US$100 million, all of which will be distributed to the affected parties. During the year, we increased our accrual by $108 million to $158 million to cover the settlements. The provisions were allocated equally to CIBC Retail Markets and CIBC World Markets.
     In addition, two CIBC subsidiaries and a former employee were named as defendants in a number of class and derivative actions, brought on behalf of certain alleged affected parties who were shareholders of several families of mutual funds, claiming that CIBC knew or recklessly disregarded the fact that its hedge fund clients were engaging in deceptive market timing and late trading of mutual fund shares. CIBC successfully moved to dismiss a majority of these actions. The court has yet to rule on CIBC’s motion to dismiss the remaining actions, which are consolidated before the U.S. District Court for the District of Maryland.
Regulatory matters
On December 22, 2003, we agreed with the staff of the SEC to a settlement resolving the SEC’s investigation regarding certain structured finance transactions between CIBC and Enron. Without admitting or denying any wrongdoing, CIBC consented to an injunction enjoining it from violations of the anti-fraud provisions of U.S. federal securities laws. Under the settlement, we paid a total of US$80 million in disgorgement, penalties and interest, which was provided for in the 2003 consolidated financial statements. This settlement concluded the SEC’s investigation into Enron-related matters with respect to CIBC. On the same day, we entered into an agreement with the U.S. Department of Justice (DOJ). The DOJ agreed not to prosecute CIBC for violations of criminal law that, in the DOJ’s view, were committed by CIBC and its employees related to certain structured finance transactions between CIBC and Enron, subject to certain understandings for a three-year period ending December 22, 2006, including: our continued cooperation with the DOJ; our acceptance of responsibility for conduct of our employees; our agreement to exit certain structured finance businesses and transactions; our agreement to adopt and implement new policies and procedures related to the integrity of client and counterparty financial statements and quarter- and year-end transactions; and our retention of a law firm to monitor our compliance with these new policies and procedures. We also agreed with the Federal Reserve Bank of New York and the Office of the Superintendant of Financial Institutions, Canada (OSFI) to implement the policies and procedures outlined in our agreement with the DOJ and, for three years, to retain an independent firm to review and monitor our compliance with these policies.
Significant merchant banking dispositions
During 2004, we sold three million shares of Global Payments Inc. (GPI) resulting in a gain of $118 million ($97 million after-tax). In addition, in respect of the remaining six million shares held, we entered into a series of derivative hedges (collars) with scheduled maturities ranging from March 2006 to April 2007, that provided us with the opportunity to participate in a portion of any price increase while simultaneously protecting us against any significant price decrease.
     We had 1.8 million shares of Shoppers Drug Mart Corporation (Shoppers) at the end of 2004, which were hedged by forward contracts maturing in January 2007.
     During the year, we sold the remaining six million shares of GPI and 1.8 million shares of Shoppers through the early termination of the derivative hedging contracts and the concurrent sale of these investments. We recognized an aggregate gain of $294 million ($241 million after-tax) on the sales.
INTRIA Items Inc.
On November 1, 2005, we purchased the non-controlling interest in INTRIA Items Inc. held by Fiserv Solutions of Canada Inc. INTRIA Items Inc. is now a wholly-owned subsidiary.
     The purchase will not have a significant impact on our ongoing results of operations.
Sale of Juniper Financial Corp.
On December 1, 2004, we sold Juniper Financial Corp. (Juniper) to Barclays Bank PLC for gross consideration of US$293 million and recognized a gain of $115 million ($64 million after-tax) on the sale, which is included in other non-interest income. Prior to the sale, we had a 98% interest in Juniper and Juniper’s senior management owned the remaining 2%. The sale will not have a significant impact on our ongoing results of operations.

50 Management’s Discussion and Analysis	CIBC Annual Accountability Report 2005 For what matters
Sale of holdings in Republic Bank Limited
During the year, we sold our holdings in Republic Bank Limited, based in Trinidad and Tobago, and recognized a gain of $25 million ($25 million after-tax). Concurrent with this sale, FirstCaribbean International Bank, in which we hold an equity interest, also sold its holdings in Republic Bank Limited. Equity income arising from the gain on sale was $60 million ($60 million after-tax). In total, we recognized a gain of $85 million after-tax on the sale (Republic Bank sale).
Sale of EDULINX Canada Corporation
During the year, we sold our wholly-owned subsidiary, EDULINX Canada Corporation (EDULINX sale), a student loan service provider in Canada. The gain on the sale was not significant and the sale will not have a significant impact on our ongoing results of operations.
Leveraged leases
Prior to 2004, we engaged in various structured leasing investments in the U.S. that are accounted for in the consolidated financial statements as leveraged leases using guidance contained in Statement of Financial Accounting Standard (SFAS) 13, “Accounting for Leases,” as allowed under Canadian Institute of Chartered Accountants (CICA) Emerging Issues Committee Abstract (EIC) 46, “Leveraged Leases.” SFAS 13 requires total income over the term of a lease to be recognized into income on a proportionate basis in those years in which the net investment in a lease is positive. The net investment is based on net cash flows from the lease, including those that are tax related.
     The U.S. Internal Revenue Service (IRS) has challenged the tax position taken for these transactions. We believe that the tax position related to these transactions was proper, based upon applicable statutes, regulations and case law in effect at the time the transactions were entered into. We have continued to pursue a negotiated settlement with the IRS in respect of tax adjustments proposed by them for these transactions. However, while we continue to believe that a settlement is possible, negotiations have not concluded and the matter may yet be litigated. We have recorded a provision for interest charges that are expected to result from a settlement. Tax adjustments could result in an underpayment of prior years’ income taxes and interest charges thereon.
     Under existing accounting guidance in SFAS 13, any changes in estimates or assumptions not affecting estimated total net income from a lease, do not change the timing of income recognition. However, the Financial Accounting Standards Board (FASB) issued a proposed FASB Staff Position (FSP) FAS 13-a, “Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction,” which amends leveraged lease accounting. The proposed FSP requires that a change in the timing of the realization of the tax benefits results in a recalculation of the timing of income recognition from the leveraged lease. We currently estimate that adopting the proposed FSP would result in a pre-tax charge to opening retained earnings of $100 million to $125 million. An amount approximating that charge will then be recognized into income over the remaining lease terms. The proposed FSP is currently expected to be effective for CIBC for interim and annual periods, beginning on or after November 1, 2005. After adoption of this new standard, we will continue to meet the offsetting criteria on the investment in the leveraged lease and the related debt financing.
New York premises
During the year, we completed the consolidation of our New York-based business operations into two buildings. As a result, we vacated the rest of our existing temporary New York premises and recorded net sub-lease losses of $27 million (2004: $34 million).
     During 2004, we signed a 30-year agreement to lease to a tenant approximately 800,000 square feet of space in a 1.2 million square foot building at 300 Madison Avenue in New York. As part of the lease agreement, we paid leasing concessions of approximately US$34 million in 2005 and US$70 million in 2004, which are being deferred and amortized over the lease term.
Air Canada
In 2003, as a result of Air Canada filing for protection under the Companies’ Creditors Arrangement Act, we recorded a $128 million pre-tax charge, included in other non-interest expenses, to write down the deferred asset related to our Air Canada contract. During 2004, we sold our proven claims as an unsecured creditor of Air Canada to a third party for cash, and recorded a gain of $49 million ($32 million after-tax) related to the contract. This amount was booked as a recovery in other non-interest expenses. In addition, for an investment of approximately $70 million, we exercised rights to acquire approximately 3.5 million voting shares of ACE Aviation Holdings Inc. (ACE), which became the parent holding company of Air Canada on completion of Air Canada’s plan of reorganization, effective September 30, 2004.

CIBC Annual Accountability Report 2005 For what matters	Management’s Discussion and Analysis 51
REVIEW OF FOURTH QUARTER RESULTS
Net income was $728 million for the quarter, up $326 million from the fourth quarter of 2004.
     Net interest income was $1,172 million, down $115 million from the fourth quarter of 2004, primarily due to lower non-core loans and a $53 million interest expense relating to U.S. income tax reassessments, partially offset by higher retail revenue driven by volume growth.
     Non-interest income was $2,251 million, up $637 million from the fourth quarter of 2004, due to higher merchant banking gains and $301 million in foreign exchange revenue on the repatriation of capital and retained earnings from our foreign operations.
     Provision for credit losses was $170 million, down $5 million from the fourth quarter of 2004, primarily due to higher recoveries in large corporate loans and a higher reversal of the general allowance for credit losses, partially offset by a net $23 million adjustment in the retail portfolios, higher loan losses in the personal lending portfolio due to volume growth and higher loss ratios and the reversal of the provision for credit losses in the student loan portfolio in the fourth quarter of 2004.
     Non-interest expenses were $2,057 million, down $209 million from the fourth quarter of 2004, which included a $300 million provision in respect of Enron-related litigation matters. Higher severance expense, a $23 million payroll tax expense reassessment in our U.K. operations, $19 million of New York premises sub-lease losses and higher project expense were partially offset by lower incentive bonuses.
     Income tax expense was $436 million, up $390 million from the fourth quarter of 2004, which included an $85 million tax recovery relating to the resolution of various income tax audits. A net increase in income tax expense of $308 million on the repatriation of capital and retained earnings from our foreign operations noted above and higher taxes due to increased income were partially offset by a tax recovery of $59 million on the reversal of a portion of the valuation allowance related to the future income tax asset from our U.S. operations and a $38 million net tax recovery on the resolution of various income tax audits and contingencies.
Net income was $728 million, compared with net loss of $1,907 million in the prior quarter, which included the provision for the Enron-related litigation matters.
     Net interest income was $1,172 million, down $47 million from the prior quarter, primarily due to the $53 million interest expense relating to U.S. income tax reassessments.
     Non-interest income was $2,251 million, up $319 million from the prior quarter, primarily due to higher merchant banking gains and foreign exchange revenue of $301 million on the repatriation noted above, partially offset by lower revenue from consolidated VIEs.
     Provision for credit losses was $170 million, down $29 million from the prior quarter, primarily due to the $50 million reversal of the general allowance for credit losses and a lower loss ratio in cards, partially offset by the net $23 million adjustment in the retail portfolios and higher loan losses in the personal lending portfolio.
     Non-interest expenses were $2,057 million, down $2,793 million from the prior quarter, which included the provision for the Enron-related litigation matters. In addition, non-interest expenses were up due to the reasons noted above.
     Income tax expense was $436 million, up $542 million from the prior quarter, primarily due to higher income and the net increase in income tax expense of $308 million on the repatriation of capital and retained earnings noted above, partially offset by the tax recoveries noted above.

52 Management’s Discussion and Analysis	CIBC Annual Accountability Report 2005 For what matters
REVIEW OF QUARTERLY FINANCIAL INFORMATION
     QUARTERLY FINANCIAL INFORMATION

				2005				2004
$ millions, except per share amounts,
for the three months ended	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31

Total revenue	$3,423	$3,151	$2,820	$3,079	$2,901	$2,906	$3,027	$2,941
Net income (loss)	728	(1,907)	440	707	402	596	507	586
Per share — basic earnings (loss)	2.08	(5.77)	1.21	1.96	1.08	1.62	1.35	1.56
— diluted earnings (loss)(1)	2.06	(5.77)	1.20	1.94	1.06	1.60	1.33	1.54

(1) In case of a loss, the effect of stock options potentially exercisable on diluted earnings (loss) per share will be anti-dilutive; therefore, basic and diluted earnings (loss) per share will be the same.
2005
•	Net income for the first quarter was up $305 million or 76% from the prior quarter, primarily due to the gains on sale of Republic Bank, Juniper and ACE and reduced provision for credit losses in CIBC World Markets, partially offset by reduced merchant banking gains net of write-downs. The prior quarter included a $300 million provision ($194 million after-tax) in respect of Enron-related litigation matters, an $85 million tax recovery related to the resolution of various income tax audits, a $62 million reversal ($40 million after-tax) of allowance for credit losses and a $49 million ($32 million after-tax) recovery on the Air Canada contract write-down.
•	Net income for the second quarter was down $267 million or 38% from the prior quarter. The prior quarter included the gains on sale of Republic Bank, Juniper and ACE. A higher hedge funds provision and lower capital markets activities were partially offset by improved merchant banking gains net of write-downs.
•	Net loss for the third quarter was $1,907 million, compared with net income of $440 million for the prior quarter due to the $2,533 million after-tax provision for the Enron-related litigation matters. Higher merchant banking gains net of write-downs, a lower hedge funds legal provision and a reduction in income tax expense resulting from the hedge funds settlements and the impact of three more days were partially offset by an increased provision for credit losses.
•	Net income for the fourth quarter was $728 million, compared with a net loss of $1,907 million for the prior quarter, which included the provision for the Enron-related litigation matters. Higher merchant banking gains and a lower provision for credit losses were partially offset by higher severance expense and a $53 million interest expense ($33 million after-tax) related to U.S. income tax reassessments.
2004
•	Net income for the first quarter was up $99 million or 20% from the prior quarter, primarily due to lower non-interest expenses and higher trading revenue, commissions earned on securities resulting from larger trading volumes, and fixed income and equity structured products revenue.
•	Net income for the second quarter was down $79 million or 13% from the prior quarter, primarily due to lower net interest income, an increase in the provision for credit losses and higher revenue-related compensation. These decreases were partially offset by higher merchant banking gains net of write-downs, gains on loans held for sale, and equity trading and new issue revenue.
•	Net income for the third quarter was up $89 million or 18% from the prior quarter, primarily due to a reduction in the provision for credit losses due to favourable market conditions, a $50 million ($32 million after-tax) reversal of the general allowance for credit losses, and lower revenue-related compensation, partially offset by lower trading revenue.
•	Net income for the fourth quarter was down $194 million or 33% from the prior quarter, primarily due to the $300 million ($194 million after-tax) provision for Enron-related litigation matters, partially offset by a tax recovery and higher merchant banking gains net of write-downs.
For further details of our quarterly results, refer to our quarterly reports to shareholders available on www.cibc.com.

CIBC Annual Accountability Report 2005 For what matters	Management’s Discussion and Analysis 53
CIBC Retail Markets
CIBC Retail Markets provides a full range of financial products and services to almost 11 million individual and small business clients primarily in Canada. We serve clients through a variety of distribution channels including our branch network, telephone banking, online banking, full-service and self-directed brokerage and ABMs, as well as President’s Choice Financial, a co-venture with Loblaw Companies Limited. We also provide investment management services to retail and institutional clients through our CIBC Asset Management business.

	OPERATING HIGHLIGHTS	OUTLOOK FOR 2006

Personal and small business banking provides solutions for home ownership, lending, retirement and investment to individuals and small owner-operated businesses (clients other than those in Imperial Service).

Growth in deposits and lending volumes and fee income helped drive strong results in personal and small business banking. Focusing on what matters to clients is paying dividends through increased client satisfaction. The consolidation of management infrastructure for personal and small business banking with CIBC Imperial Service was completed.
In light of expected economic growth in 2006, personal and small business banking plans to grow its share of wallet by increasing funds managed for, and product sales to, existing clients, leveraging increases in client satisfaction levels. Low interest and unemployment rates should provide growth in investment volumes and lending volumes. Our focus will continue to be on developing sales and service staff capabilities.

Imperial Service offers comprehensive planning advice in financial matters for clients’ day-to-day banking, credit and investment needs.	Focusing on asset consolidation, CIBC Imperial Service continued to improve the client experience.

	This led to strong investment growth, particularly in mutual funds and fixed — term, with 13.5% and 4.2% growth in assets under administration, respectively, in 2005 versus industry growth of 13.9% and 0.8%.	CIBC Imperial Service is well positioned to capitalize on the anticipated strong asset growth in our target market. Strategies include building on our market position in the branch-based advice channel, continuing to improve our advisor capability to meet client needs, offering industry-leading solutions and extending the CIBC Imperial Service offer to more clients and new markets across Canada. Low interest and unemployment rates should encourage the purchase of investment products.

Retail brokerage provides leading investment, retirement and estate planning advisory solutions to affluent clients through CIBC Wood Gundy. CIBC Investor’s Edge™ provides online brokerage services.	CIBC Wood Gundy achieved a milestone with assets under administration reaching a record $109.1 billion. Wood Gundy Portfolio Partner,™ our fee-based brokerage offer, grew assets by 41.1% to over $7.1 billion, and the discretionary asset management program, Investment Consulting Service, led the industry with 42.2% market share.	Delivering integrated investment solutions through a qualified investment advisor, CIBC Wood Gundy is well positioned to capitalize on anticipated strong equity markets in 2006. Access to, and expertise in, CIBC’s broad range of solutions help our almost 1,400 investment advisors continue to provide one of the industry’s leading full-service advice offers to affluent Canadians.

Cards comprises a portfolio of credit cards.	Cards has sustained growth in outstandings and purchase volumes in an increasingly competitive market. Our cards business continued to be the industry leader — maintaining its #1 position in purchase volumes and outstanding balances.	In an increasingly competitive marketplace, we intend to continue delivering products and services that build and maintain client loyalty, maintain our market position and increase profitability. Strong consumer spending and low interest and unemployment rates will encourage volume growth in cards.

Mortgages and personal lending combines our mortgage and personal and small business lending businesses to deliver credit solutions across CIBC’s retail client base.	CIBC maintained a strong #2 market share in the competitive residential mortgages market throughout 2005. Through our unique multi-brand, multi-channel approach to the marketplace, we realized a record year in new residential mortgage volume in 2005.

In our personal lending portfolio, our loan losses remain too high. Our goal is to improve our mix of business and overall portfolio quality.	Mortgages and personal lending will continue to focus on growth opportunities across credit products, specifically aiming to grow our secured line of credit and mortgage portfolios. Real estate prices will continue to be a key driver and are expected to rise, but at a slower growth rate.

In an interest rate environment that is expected to remain favourable, we will also continue to pursue share of wallet opportunities to grow our lending portfolio within our existing client base. Overall loan losses in our retail lending portfolio are not expected to improve in 2006.

Asset management combines our investment management business with our institutional and retail investment product businesses.	CIBC Asset Management is ranked as the second largest bank-owned mutual fund provider in Canada. Although overall mutual fund market share has declined, our CIBC Personal Portfolio Services™ continues to lead the industry with an 18.0% share of the fund wrap market. In 2005, TAL Global successfully introduced institutional investment management capabilities in the U.S. marketplace.	Supported by expected strong Canadian equity markets, CIBC Asset Management will focus on growing assets by strengthening and expanding distribution, particularly within CIBC, but also through third-party channels. Having combined our mutual fund business in 2005, we will focus our consolidated capabilities to best meet client needs, realize efficiencies and establish best practices. We will increase our focus on institutional pension fund management services and targeted money management growth opportunities in the U.S. market.

54 Management’s Discussion and Analysis	CIBC Annual Accountability Report 2005 For what matters
Results
     RESULTS — CIBC RETAIL MARKETS

$ millions, for the years ended October 31	2005	2004	2003

Revenue
Personal and small business banking	$2,492	$2,367	$2,199
Imperial Service	941	883	878
Retail brokerage	1,131	1,036	1,108
Cards	1,447	1,384	1,278
Mortgages and personal lending	1,065	974	1,111
Asset management	378	366	335
Other	706	701	546

Total revenue	8,160	7,711	7,455
Provision for credit losses	772	740	625
Non-interest expenses	5,126	4,839	5,066

Income before taxes	2,262	2,132	1,764
Income taxes	689	726	578

Net income	$1,573	$1,406	$1,186

Efficiency ratio	62.8%	62.7%	68.0%
ROE (1)(2)	42.2%	37.0%	30.9%
Economic profit (1)(2)	$1,089	$917	$697

(1)	For additional information, see the “Non-GAAP measures” section.

(2)	For additional segmented information, see Note 26 to the consolidated financial statements.
Financial overview
CIBC Retail Markets benefited from continued low and stable interest rates that encouraged deposit and loan volume growth. Increased investor confidence led to higher capital markets volumes.
     Net income was up $167 million or 12% from 2004, which included the $32 million after-tax recovery related to the Air Canada contract. Revenue was up $449 million, primarily due to volume growth across all business lines, higher fee income, the $85 million pre-tax gain on the Republic Bank sale, the $34 million pre-tax gain on the ACE sale and increased equity trading and new issue activity. Non-interest expenses were up $287 million, primarily due to higher corporate support and compensation costs.
Revenue
Revenue was up $449 million or 6% from 2004.
     Personal and small business banking revenue was up $125 million from 2004, primarily due to deposit volume growth, higher commissions received from other businesses and increased fee income, partially offset by lower deposit spreads.
     Imperial Service revenue was up $58 million from 2004, primarily due to higher revenue from investment product sales and growth in average funds managed.
     Retail brokerage revenue was up $95 million from 2004, primarily due to higher fee-based revenue, and increased equity trading and new issue activity.
     Cards revenue was up $63 million from 2004, primarily due to volume growth, the gain on the ACE sale, favourable spreads and higher fee revenue, partially offset by the impact of higher levels of securitized assets.
     Mortgages and personal lending revenue was up $91 million from 2004, primarily due to volume growth, higher transaction and prepayment fees and favourable spreads in personal lending, partially offset by higher commissions paid to other businesses.
     Asset management revenue was up $12 million from 2004, primarily due to growth in average funds managed, partially offset by higher commissions paid to other businesses.
     Other revenue was up $5 million from 2004, as the gain on the Republic Bank sale, higher insurance revenue and volume growth in President’s Choice Financial were largely offset by lower treasury revenue allocations and lower revenue in student loans due to the EDULINX sale.

Total revenue	Non-interest expenses	Net income
($ millions)	($ millions)	($ millions)

CIBC Annual Accountability Report 2005 For what matters	Management’s Discussion and Analysis 55
Provision for credit losses
Provision for credit losses was up $32 million or 4% from 2004, which included a $37 million reversal of the allowance for credit losses in student loans. Higher losses in personal and small business lending were partially offset by the impact of higher levels of securitized assets in cards and lower agricultural losses.
Non-interest expenses
Non-interest expenses were up $287 million or 6% from 2004, primarily due to higher corporate support costs and revenue-related and other compensation costs, partially offset by lower expenses in student loans due to the EDULINX sale. The prior year included the $49 million recovery related to the Air Canada contract.
        The regular workforce headcount totalled 24,085 at year-end, down 84 from 2004, primarily due to the EDULINX sale, partially offset by additional customer staff in branches.
Income taxes
Income taxes were down $37 million or 5% from 2004, primarily due to the gain on the Republic Bank sale not being subject to income tax and the impact of the hedge funds settlements.
Average assets
Average assets were $185.1 billion, up $4.2 billion or 2% from 2004, primarily due to increases in residential mortgages and personal lending.
Assets under administration
Assets under administration were up $21.6 billion or 10% from 2004.

$ billions, as at October 31	2005	2004	2003

Individual	$139.5	$128.3	$121.9
Institutions	60.9	53.4	43.7
Retail mutual funds	43.4	40.5	35.7

	$243.8	$222.2	$201.3

Outlook
The economic outlook suggests a positive environment for CIBC Retail Markets in the coming year. Continuing low interest and unemployment rates, coupled with strong consumer spending and real estate prices, encourage continuing volume growth in mortgages, retail lending, and cards. These factors also encourage the purchase of investment products. While continuing to be strong, the rate of growth of lending products may moderate with a potential slowing of housing price appreciation. Interest rate increases are predicted to be modest and, therefore, product spreads should remain comparable to 2005.
     Equity markets are expected to remain strong throughout 2006, which will have a positive impact on the retail brokerage and mutual funds businesses. The outlook for Canadian new issue activity is reasonably good.
     We have undertaken several strategies to reduce loan losses in the personal lending portfolios. We do not expect these actions to realize benefits in 2006.

56 Management’s Discussion and Analysis	CIBC Annual Accountability Report 2005 For what matters
CIBC World Markets
CIBC World Markets is the wholesale banking arm of CIBC, providing a range of integrated credit and capital markets products, investment banking, and merchant banking to clients in key financial markets in North America and around the world. We deliver innovative full capital solutions to growth-oriented companies and are active in major global capital markets. We offer advisory expertise across a wide range of industries and provide top-ranked research for our corporate, government and institutional investor clients.

	OPERATING HIGHLIGHTS	OUTLOOK FOR 2006

Capital markets operates trading, sales and research activities serving institutional, corporate and government clients.
CIBC World Markets maintained leadership in Canada, ranking #1 in income trusts and retail structured products, #1 in Canadian debt research and #1 in overall equity sales, research and trading quality. In the U.S., we have been focused on broadening our client base to cover mid-market clients and have also advanced our product offerings with our institutional speciality sales and portfolio trading groups. We also realized growth in the development of structured credit products for our global client base.
The outlook for capital markets is reasonably good. We will continue to invest in technology to provide alternative trading tools and equity market access for Canadian and U.S. clients. In addition, we will continue to target a broader client base to build our mid-market cash equities business in the U.S. We also continue to invest in technology to create new functionality for clients and to enhance our risk management capabilities across debt capital markets.

Through ongoing collaboration within CIBC World Markets and with other CIBC partners, we plan to expand the development and distribution of innovative structured products.

Investment banking and credit products provides advisory services and underwriting of debt, credit and equity for corporate and government clients.	In 2005, CIBC settled certain Enron-related litigation matters and, in this regard, recorded a provision of $2.8 billion ($2.5 billion after-tax), which significantly affected financial results. In the U.S., we have refocused our business to improve delivery of products to key clients. As a result, we realized success in targeted segments such as health care and consumer in terms of number of equity deals for mid-market issuers. Our U.S. real estate finance group continued to deliver strong results in 2005. In Canada, CIBC World Markets was again ranked #1 in equity underwriting and maintained its leadership in mergers and acquisitions (M&A), ranked the #1 advisor.	In Canada, the M&A market appears strong. We will strive to maintain our leadership position by providing the highest level of client service and through ongoing investment in core relationships. In the U.S., our approach is to continue to capitalize on new markets and build our mid-market franchise in select sectors. We will work to increase market penetration in an increasingly competitive market in real estate finance.

Merchant banking provides capital in the form of private equity, bridge and mezzanine debt financing to create, grow and re-capitalize companies across a host of industries.	The merchant banking portfolio has been reduced to $1.4 billion, below the objective of $1.5 billion. The reduction has been achieved two years ahead of target. The business is now strategically aligned to support our global investment banking platform. During the year, we were successful in realizing net gains on a number of our investments.	As our portfolio matures, we will continue to seek profitable opportunities to further reduce the size of the portfolio. Notwithstanding new investments, we anticipate a further overall reduction in 2006 and gains at lower levels than in 2005.

Commercial banking originates financial solutions centred around credit, cash management and trade finance products for medium- sized businesses in Canada.	We continued to work to improve the client experience with heightened focus on core clients and through initiatives to improve account team effectiveness. Strong real estate and oil and gas markets buoyed financial results in 2005. We continued to experience strong competition in the market, resulting in some compression of interest margins.	In 2006, we will continue to enhance our ability to deliver core products and cash management offerings to help our clients align their financial capacity with their business goals. We expect steady growth in our business. Managing commodity, interest rate and foreign exchange risks remains a focus and an opportunity to expand our client relationships.

CIBC Annual Accountability Report 2005 For what matters	Management’s Discussion and Analysis 57
Results
     RESULTS — CIBC WORLD MARKETS

$ millions, for the years ended October 31	2005	2004	2003

Revenue (TEB)(1)(2)
Capital markets	$1,391	$1,497	$1,583
Investment banking and credit products	1,074	1,329	1,510
Merchant banking	714	351	(47)
Commercial banking	449	452	436
Other	(53)	18	84

Total revenue (TEB)(1)(2)	3,575	3,647	3,566
TEB adjustment	191	150	132

Total revenue	3,384	3,497	3,434
(Recovery of) provision for credit losses	(17)	(55)	653
Non-interest expenses	5,149	2,741	2,421

(Loss) income before taxes and non-controlling interests	(1,748)	811	360
Income taxes	(148)	139	28
Non-controlling interests	71	12	(2)

Net (loss) income	$(1,671)	$660	$334

Efficiency ratio	152.1%	78.4%	70.5%
Efficiency ratio (TEB)(1)(2)	144.0%	75.2%	67.9%
ROE (1)(2)	(89.1)%	27.1%	9.1%
Economic (loss) profit(1)(2)	$(1,925)	$350	$(110)

(1)	For additional information, see the “Non-GAAP measures” section.

(2)	For additional segmented information, see Note 26 to the consolidated financial statements.
Financial overview
CIBC World Markets’ results were significantly affected by the $2,533 million after-tax provision for the Enron-related litigation matters.
     Underlying results continued to benefit from strong Canadian equity markets and M&A activity. Improved market conditions and liquidity resulted in increased merchant banking gains net of write-downs. Wholesale credit quality remained stable.
     Net loss was $1,671 million, compared with net income of $660 million in 2004, primarily due to the higher provision for Enron-related litigation matters. Higher merchant banking gains net of write-downs were partially offset by reduced sales of non-core loans, lower U.S. investment banking revenue, the exit of our international asset securitization activities and lower debt capital markets activity.
Revenue
Revenue was down $113 million or 3% from 2004.
     Capital markets revenue was down $106 million from 2004, primarily due to lower revenue in debt capital markets, lower U.S. equity sales and lower activity in equity structured products.
     Investment banking and credit products revenue was down $255 million from 2004, primarily due to reduced sales of non-core loans, lower activity in U.S. investment banking and the exit of our international asset securitization activities, partially offset by higher European leveraged finance revenue.
     Merchant banking revenue was up $363 million from 2004, primarily due to increased gains net of write-downs (including gains on GPI and Shoppers of $294 million, as discussed in the “Significant events” section) and the consolidation of a VIE.
     Other revenue was down $71 million from 2004, primarily due to lower treasury revenue allocations and higher interest expense related to U.S. income tax reassessments, partially offset by the gain on sale of an investment.

Total revenue	Non-interest expenses	Net (loss) income
($ millions)	($ millions)	($ millions)

58 Management’s Discussion and Analysis	CIBC Annual Accountability Report 2005 For what matters
Recovery of credit losses
Net recovery of credit losses was down $38 million or 69% from 2004, primarily due to reduced recoveries of large corporate loans.
Non-interest expenses
Non-interest expenses were up $2,408 million or 88% from 2004, primarily due to higher provisions for Enron-related and other litigation matters, partially offset by lower revenue-related compensation and corporate support costs.
     The regular workforce headcount totalled 2,299 at year-end, down 67 from 2004, primarily due to reductions in U.S. equities, the exit of our international asset securitization activities and reductions in European investment banking.
Income taxes
CIBC World Markets conducts business in a number of tax jurisdictions that are subject to varying rates of taxation. As such, the aggregate tax expense recognized in each period is determined, in part, by the relative proportion of earnings generated in each tax jurisdiction.
     Income taxes were down $287 million from 2004, primarily due to the reduction in income tax expense in respect of the Enron-related litigation matters and hedge funds settlements.
Non-controlling interests
Non-controlling interests were up $59 million from 2004, primarily due to the consolidation of VIEs.
Average assets
Average assets were $103.0 billion, up $3.8 billion from 2004.
Outlook
While investment banking activities and capital markets are difficult to predict, the outlook for new issue underwriting is reasonably good. We expect Canadian and U.S. equity sales activities to improve marginally.
     The M&A market appears strong. Commercial banking is expected to grow in line with nominal Canadian GDP growth. As the size of our merchant banking portfolio continues to decrease, we expect to see lower revenue opportunities in this area. Wholesale credit quality remains stable and we continue to monitor credit risk to minimize future credit losses.

CIBC Annual Accountability Report 2005 For what matters	Management’s Discussion and Analysis 59
     CORPORATE AND OTHER
Corporate and Other comprises the five functional groups —Administration; Corporate Development; Finance; Technology and Operations; and TRM — that support CIBC’s business lines, as well as Juniper Financial Corp. (sold on December 1, 2004), CIBC Mellon joint ventures, Oppenheimer Holdings Inc. debentures, and other income statement and balance sheet items not directly attributable to the business lines. The revenue and expenses of the functional groups are generally allocated to the business lines.
     TRM generates revenue from funding, hedging and interest earning activities that is generally allocated to the business lines; the amount not allocated remains in Corporate and Other.
Results
     RESULTS — CORPORATE AND OTHER

$ millions, for the years ended October 31	2005	2004	2003

Total revenue	$929	$567	$574
Recovery of credit losses	(49)	(57)	(135)
Non-interest expenses	565	671	641

Income (loss) before taxes and non-controlling interests	413	(47)	68
Income taxes	248	(75)	(367)
Non-controlling interests	99	3	5

Net income	$66	$25	$430

Financial overview
Net income was up $41 million from 2004, primarily due to the impact of the Juniper sale and higher unallocated treasury revenue, partially offset by lower interest income on tax refunds, higher unallocated corporate support costs and a lower reversal of the general allowance for credit losses.
     During the year, capital and retained earnings from our foreign operations were repatriated. This resulted in the reversal of related accumulated balances previously recorded in the foreign currency translation adjustments component of shareholders’ equity. These balances were recognized in foreign exchange other than trading and income taxes in the consolidated statements of operations. In addition, a related $67 million future tax asset arising from prior year’s foreign exchange losses on foreign operations was recognized, for a net after-tax loss of $7 million.
Revenue
Total revenue was up $362 million or 64% from 2004, primarily due to higher foreign exchange revenue of $301 million arising on the repatriation noted above, consolidation of a VIE and the impact of the Juniper sale, partially offset by lower interest income on tax refunds and lower revenue related to hedging of stock appreciation rights (SARs).
Recovery of credit losses
Recovery of credit losses was down $8 million or 14% from 2004, primarily due to a lower reversal of the general allowance, partially offset by reduced loan losses due to the Juniper sale.
Non-interest expenses
Non-interest expenses were down $106 million or 16% from 2004, primarily due to the Juniper sale and reduced expenses related to SARs, partially offset by higher unallocated corporate support costs.
     The regular workforce headcount totalled 10,924 at year-end, up 178 from 2004, primarily due to increased governance activities and the centralization of certain back-office functions, partially offset by the Juniper sale.
Income taxes
Income taxes were up $323 million from 2004, primarily due to a net increase of $308 million resulting from the $375 million expense arising on the repatriation noted above, partially offset by the recognition of the related future tax asset noted above. In addition, tax expense increased as a result of the Juniper sale and benefited from the $59 million reversal of a portion of the valuation allowance relating to the future income tax asset from our U.S. operations.
Non-controlling interests
Non-controlling interests were up $96 million from 2004, primarily due to the consolidation of a VIE.

60 Management’s Discussion and Analysis	CIBC Annual Accountability Report 2005 For what matters
     REVIEW OF 2004 FINANCIAL PERFORMANCE

	CIBC	CIBC
	Retail	World	Corporate	CIBC
$ millions, for the years ended October 31	Markets	Markets	and Other	Total

2004 Net interest income	$4,484	$515	$259	$5,258
Non-interest income	3,438	2,769	310	6,517
Intersegment revenue	(211)	213	(2)	—

Total revenue	7,711	3,497	567	11,775
Provision for (recovery of) credit losses	740	(55)	(57)	628
Non-interest expenses	4,839	2,741	671	8,251

Income (loss) before taxes and non-controlling interests	2,132	811	(47)	2,896
Income taxes	726	139	(75)	790
Non-controlling interests	—	12	3	15

Net income	$1,406	$660	$25	$2,091

2003 Net interest income	$4,477	$795	$245	$5,517
Non-interest income	3,184	2,429	333	5,946
Intersegment revenue	(206)	210	(4)	—

Total revenue	7,455	3,434	574	11,463
Provision for (recovery of) credit losses	625	653	(135)	1,143
Non-interest expenses	5,066	2,421	641	8,128

Income before taxes and non-controlling interests	1,764	360	68	2,192
Income taxes	578	28	(367)	239
Non-controlling interests	—	(2)	5	3

Net income	$1,186	$334	$430	$1,950

The following discussion provides a comparison of our results of operations for the years ended October 31, 2004 and 2003.
Overview
Net income was up $141 million or 7% from 2003, primarily due to a lower provision for credit losses, higher merchant banking gains net of write-downs and higher gains on loans held for sale, and an income tax recovery of $85 million related to the resolution of various income tax audits. These increases were partially offset by a $300 million ($194 million after-tax) provision in respect of the Enron-related litigation matters. The prior year included a $475 million after-tax recovery and interest on overpayment of income taxes net of a valuation allowance related to the U.S. future income tax asset, a $152 million after-tax loss on loans held for sale, an $81 million after-tax write-down related to the Air Canada contract and an $87 million after-tax provision for CIBC’s Enron settlement with the SEC.
Net interest income
Net interest income was down $259 million or 5% from 2003, primarily due to lower revenue from CIBC World Markets, where corporate lending assets and merchant banking investments were significantly reduced, and narrower GIC spreads due to a low interest rate environment.
Non-interest income
Non-interest income was up $571 million or 10% from 2003, primarily due to higher merchant banking gains net of write-downs, gains on sales of equity-accounted investments and loans held for sale.
Provision for credit losses
The provision for credit losses was down $515 million or 45% from 2003, primarily due to the combination of favourable market conditions and our ongoing commitment to reduce risk in our corporate loan portfolio, partially offset by higher loss ratios and volume growth in our personal and small business lending portfolios.
Non-interest expenses
Non-interest expenses were up $123 million or 2% from 2003, primarily due to the provision for Enron-related litigation matters noted above, increased spending on governance projects and higher legal fees. The prior year included the provision for CIBC’s Enron settlement with the SEC and the write-down related to the Air Canada contract noted above.

CIBC Annual Accountability Report 2005 For what matters	Management’s Discussion and Analysis 61
Income taxes
Income tax expense was up $551 million from 2003. The prior year included the income tax recovery net of valuation allowance as noted above. Income tax on increased earnings was partially offset by an income tax recovery related to the resolution of various income tax audits and an increase in our future income tax asset as a result of the cancellation of planned Ontario tax rate reductions.
CIBC Retail Markets
Net income was up $220 million or 19% from 2003. Revenue was up $256 million or 3%, primarily due to growth in personal lending and deposit volumes, higher transaction-based fee income, fee-based asset values, and equity and new issue activity. These increases were partially offset by the loss of ongoing revenue and the pre-tax gain of $58 million on the Oppenheimer sale in January 2003 and lower spreads. Provision for credit losses was up $115 million or 18%, primarily due to higher loss ratios and volume growth in personal and small business lending portfolios. Non-interest expenses were down $227 million or 4%, primarily due to lower expenses resulting from the Oppenheimer sale and the $128 million write-down related to the Air Canada contract in the prior year. These decreases were partially offset by higher revenue-related compensation in retail brokerage and legal provisions.
CIBC World Markets
Net income was up $326 million or 98% from 2003. Revenue was comparable to the prior year. Higher merchant banking gains net of write-downs were partially offset by lower investment banking and credit products, capital markets and treasury revenue. The net recovery of credit losses compared favourably with the provision for credit losses in 2003, reflecting an improved credit environment and lower credit risk profile. Non-interest expenses were up $320 million or 13%, primarily due to the $300 million ($194 million after-tax) provision for the Enron-related litigation matters.
Corporate and Other
Net income was down $405 million or 94% from 2003. Revenue was comparable to the prior year. Recovery of credit losses was down $78 million due to a lower reversal of the general allowance for credit losses of $75 million, compared to $150 million in the prior year. Non-interest expenses were up $30 million, primarily due to increased spending on infrastructure projects, including those related to governance. Income tax benefit was down $292 million due to the recovery on overpayment of income taxes, net of the valuation allowance related to the U.S. future income tax asset in 2003.

62 Management’s Discussion and Analysis	CIBC Annual Accountability Report 2005 For what matters

FUNCTIONAL GROUPS	OUR PRIORITIES

Administration
The Administration group comprises compliance, communications and public affairs, corporate secretary, human resources, internal audit and corporate security, legal, ombudsman, privacy, donations and sponsorship. Collectively, this group provides leadership on governance and control issues and engages in a wide range of support services. During the year, the group led a number of initiatives, including the enhancement of our integrated control framework, the renewal of our Code of Conduct, the launch of a privacy office and the implementation of a new policy framework to support the development and renewal of policies. Administration launched an enhanced e-learning system to deliver targeted business training as well as regulatory, legal and reputation training across all of CIBC. Administration also led the ongoing work in reinforcing CIBC’s Vision, Mission and Values, delivering executive leadership training and developing e-orientation programs for new employees, managers, contractors and executives.

• Sustain a leadership position in control and governance processes
• Continue to foster a corporate culture that supports CIBC’s Vision, Mission and Values
• Develop and deliver programs to enhance CIBC’s reputation and build trust and confidence among stakeholders
• Improve productivity in Administration services

Corporate Development
Corporate Development is a key participant in creating long-term value by fostering an owner-manager mindset and directing CIBC’s strategic planning processes. The group works to maximize the value of CIBC’s portfolio of businesses through the identification, assessment and execution of transactions, including acquisitions, divestitures and other alliances. During 2005, Corporate Development was integral to the sale of Juniper Financial Corp. and EDULINX Canada Corporation, as well as the disposition of the remainder of CIBC’s interest in Global Payments Inc. and the sale of a shareholding in Trinidad-based Republic Bank Limited. In addition, the group assisted in the November 1, 2005 acquisition of the non-controlling interest in CIBC’s subsidiary INTRIA Items Inc. that was held by Fiserv Solutions of Canada Inc. Corporate Development continued to partner with CIBC’s business lines to identify opportunities for their growth and to increase the value of existing businesses by divesting or acquiring contracts or assets. Corporate Development also manages CIBC’s strategic relationship with FirstCaribbean International Bank (FCIB) and the CIBC Mellon joint ventures in order to maximize their contribution to shareholders.

• Continue to team with CIBC’s strategic business lines to further enhance the value of CIBC’s portfolio of businesses
• Drive strategic planning and major transaction execution
• Enhance earnings to CIBC from its investments in FCIB and CIBC Mellon
• Develop options and opportunities for future acquisitions, divestitures and joint ventures

Finance
The Finance group provides financial services to CIBC’s businesses through effective governance and decision-support processes. These services include financial, management and regulatory reporting, maintenance of accounting records, financial analysis and planning, tax planning and compliance, liaison with CIBC’s investors, and the internal controls and corporate services groups, the latter comprising corporate real estate, consulting services and global sourcing and payment processing. Finance also conducts regular reviews of business line performance, which are important inputs to the resource allocation and incentive compensation processes. In addition, Finance provides financial advice regarding CIBC’s business opportunities and transactions. During the year, Finance continued to focus on enhancing control processes to meet increasing governance requirements, leading CIBC’s efforts to maintain compliance with the U.S. Sarbanes-Oxley Act, section 404 and contributing to CIBC’s Basel II Capital Accord Program.

• Continue to improve and strengthen control systems and processes
• Develop and lead initiatives across CIBC to achieve long-term cost efficiencies
• Continue to enhance the level and quality of disclosure to investors

Technology and Operations (T&O)
T&O provides the technology systems and operational processes that run CIBC’s businesses worldwide. During 2005, T&O delivered major technology projects that contributed to the growth of CIBC’s core businesses and continued to deliver to its strategic plan to provide better service at lower cost. Consolidation and integration of technology platform and telecommunications infrastructure continued, driving efficiency and cost savings. T&O made significant progress in the fundamental re-engineering of back-office process and controls, including technology enhancements that automated and standardized manual tasks and the conversion of all branches across Canada to a single operating environment, which freed up branch employees to focus on client sales and service. T&O was also instrumental in helping CIBC meet the ongoing regulatory and compliance requirements that were a priority for CIBC in 2005. Systems enhancements, employee tools and client service training all contributed to CIBC’s commitment to provide top quality service.

• Strengthen T&O’s established client service and continuous improvement culture
• Deliver on the long-term programs to simplify and rationalize technology infrastructure and re-engineer operations processes and service delivery to achieve savings, enhanced service and heightened controls
• Focus on people through the further delivery of enhanced recognition, learning, communications and career development programs

Treasury and Risk Management (TRM)
TRM’s management of risk is a fundamental element of CIBC’s strategy in building a foundation for sustainable growth. In 2005, TRM and CIBC World Markets continued to partner to reduce our corporate loan and merchant banking investment exposures and outstandings, as CIBC exceeded its targets in both of these areas. Enhancement of CIBC’s retail credit risk management infrastructure is a key priority to support business growth. Key to CIBC’s ongoing strength is its capital position. TRM and others are working on various initiatives to maintain CIBC’s capital ratios. Market risk exposures were maintained at low levels. Interest rate and liquidity and related resources and risks are measured, monitored and controlled by TRM. Although CIBC employees manage operational risk including our ongoing reputation and legal risk efforts, TRM is responsible for measurement, monitoring and control. TRM, together with T&O, is leading CIBC’s Basel II Capital Accord Program efforts.

• Manage and re-allocate risk resources to higher return and/or strategic growth activities to support CIBC’s objectives
• Maintain CIBC Tier 1 capital ratio objective of not less than 8.5% and total capital ratio objective of not less than 11.5%
• Ongoing measurement, monitoring and control of credit, market, liquidity and operational (including reputation and legal) risks

CIBC Annual Accountability Report 2005 For what matters	Management’s Discussion and Analysis 63
Management of Risk
     OVERVIEW
This section provides details on how we manage risk and balance sheet resources, as well as our efforts to comply with the Basel II Capital Accord. We manage risk and related balance sheet resources within tolerance levels established by our management committees and approved by the Board of Directors and its committees. This is achieved through a comprehensive framework of measurement, monitoring and control policies, procedures and standards that support active and effective management of our risk and balance sheet resources. Our risk management structure is presented in the diagram below. During 2005, all risk management policies were approved or renewed by the applicable Board and management committees. Further details on the Board and management committees, as applicable to the management of risk, are provided in the “Governance” section.
         Several groups contribute to the management of risk, including:
•	Treasury — provides enterprise-wide funding and asset/liability, liquidity, cash and collateral management; ensures that we are strongly and effectively capitalized; and manages capital in our subsidiaries, affiliates and legal entities;
•	Credit and Investment Risk Management — provides independent, enterprise-wide oversight of the adjudication, management and monitoring of retail and wholesale credit risk. They apply market-based techniques and models to the measurement, monitoring and control of risks in the corporate and commercial credit portfolios and merchant banking investments;
•	Trading Room Risk Measurement, Monitoring and Control — provides independent, enterprise-wide oversight of the management and related measurement, monitoring and control of market (both trading and non-trading) risk throughout CIBC, and of credit risk in CIBC’s trading businesses;
•	Operational Risk Department — is responsible, in a collaborative fashion with the production and infrastructure divisions, for the identification, measuring, monitoring and control of operational risk enterprise-wide; and
•	Balance Sheet Measurement, Monitoring and Control — oversees the balance sheet resource allocation process; and provides independent, enterprise-wide oversight of the measurement, monitoring and control of economic capital and other elements of the balance sheet.
Risk Management Governance Structure

64 Management’s Discussion and Analysis	CIBC Annual Accountability Report 2005 For what matters
     MANAGEMENT OF CREDIT RISK
Credit risk primarily arises from our direct lending activities, and, to a lesser extent, from our trading, investment and hedging activities. Credit risk is defined as the risk of loss due to borrower, issuer or counterparty default.
Infrastructure
The Capital and Risk Committee (CRC) is responsible for reviewing our key credit risk management policies. These policies are approved annually by the Risk Management Committee (RMC). The CRC is also responsible for ensuring that these policies are implemented and that procedures are in place to manage and control credit risk, as well as overseeing the quality of the credit portfolio in accordance with these policies.
     Senior management reports regularly, but not less than quarterly, to the RMC on material credit risk matters, including individual credit transactions, compliance with policies, portfolio trends, impaired loans and credit loss provisioning levels. In addition, they review impaired loan balances, and allowances and credit loss provisioning levels with the Audit Committee on a quarterly basis.
Policies, procedures and standards
Our credit risk policies, procedures and standards outline our credit risk appetite, as well as the detailed parameters under which credit risk is to be controlled. Policies establish the basis for how credit is granted, measured and reported. We have policies for the control of credit risk within both the consumer loan portfolio and the business and government loan portfolio, including all hedging-related activities.
     Environmental risk is integrated into the overall credit assessment process, with environmental risk management standards in place covering lending to small and medium-sized businesses and the large corporate sector.
Measurement, monitoring and control
The day-to-day responsibility for measuring and monitoring credit risk is delegated to TRM. This is accomplished through the establishment of lending policies; the approval of all models used for risk rating of business and government loans and credit scoring of individual loans; the exercising of approval authority for credit transactions; the monitoring of exposures against policies and limits; and the management of past due, high-risk and impaired loans by specialized groups.
     TRM also uses market-based techniques in the management of the credit risk component of economic capital. It applies enhanced credit models to the analysis of large corporate credit portfolio. Higher risk or concentrated positions are reduced through the use of direct loan sales, credit derivative hedges or structured transactions. In addition, selected credit exposures are added to the portfolio to enhance diversification and increase returns.
Consumer loans
Consumer loans, which comprise residential mortgages, credit cards and personal loans, including student loans, are managed through statistical techniques, such as credit scoring and computer-based loan models. These techniques are well suited to the identification and management of risk for portfolios that consist of a large number of relatively small transactions. Our consumer loan portfolio is well diversified to ensure that concentrations by client and product type are within acceptable limits.
     Consumer loans constitute 75.7% (2004: 75.0%) of our net loan portfolio, including acceptances. These loans represent borrowers with relatively small individual loan balances. Residential mortgages, which constitute 69.4% (2004: 68.0%) of the total consumer loan portfolio, exhibit very low levels of credit risk. Consistent with our managed growth strategy for this business, residential mortgages increased by $4.6 billion from the prior year on a balance sheet basis, and by $10.3 billion or 12.2% on a managed basis(1). Our consumer loan growth strategy also produced an increase of 9.8% in the personal loan portfolio (excluding the discontinued $1.6 billion student loan portfolio). The managed credit card portfolio decreased by 8.7% due to the sale of our Juniper credit card business(1). On a balance sheet basis, the credit card portfolio decreased by 22.8% due to the net securitization of $2.3 billion of credit card receivables during the year. The discontinued student loan portfolio continued to decrease in 2005, down 24.6% from the prior year.
     Loss provision from CIBC’s consumer loan portfolio in 2005 was higher than anticipated due to higher than acceptable write-offs in unsecured personal lending. Management is reviewing the underlying policies, procedures and standards in order to improve performance in this area.
Business and government loans
Within the business and government loan portfolio, qualified lenders undertake a detailed assessment of credit transactions and assign internal risk ratings according to an approved methodology. All business and government loans have ratings appropriate for their businesses, which reflect probability of default of the counterparty and/or loss given default and/or probability of loss of the credit facility.
     The internal risk ratings standardize the quantification of risk across portfolios, assist in monitoring the portfolio and are key inputs used in our risk-based models for the attribution of the credit risk component of economic capital. The risk ratings also affect the level of seniority of approval required.

(1)	For additional information, see the “Non-GAAP measures” section.

CIBC Annual Accountability Report 2005 For what matters	Management’s Discussion and Analysis 65
     The approval process is highly centralized, with all significant credit requests submitted to a credit risk management unit of TRM that is independent of the origination businesses. Approval authorities are well defined and are a function of the risk rating and amount of credit requested. In certain cases, credit requests must be referred to the RMC for approval.
     Individual credit exposures are monitored on an ongoing basis with a full risk assessment documented not less than annually. Higher-risk accounts are subject to close monitoring and are reviewed not less than quarterly. In addition, a specialized loan workout group handles the management of the highest risk loans to minimize loss.
     We diversify the business and government loan portfolio by monitoring exposures against concentration limits established for individual borrowers or groups of related borrowers, industry sectors, geographic regions and selected products and/or types of lending.
     Business and government loans (including acceptances) constitute 24.3% (2004: 25.0%) of our total net credit portfolio, 0.3% higher than last year. We manage our exposure to any single name/group of related borrowers’ concentrations by adhering to strict underwriting standards, loan sales and hedging activities.
     The portfolio is diversified by industry, with the largest industry group, non-residential mortgages, constituting 18.9% (2004: 13.9%) of total business and government loans (including acceptances).
     Geographically, 90.8% (2004: 90.3%) of the business and government loan portfolio is in North America, with the remaining balance predominantly in Europe, the U.K. and Asia Pacific. Country risk is the risk of doing business in or with the country and reflects economic, political, social, institutional and other risks. Country risk ratings assigned to individual countries are reviewed annually. We actively manage country risk through limits on exposures to individual countries outside of North America. These limits establish the maximum amount of acceptable country risk including its subcomponents, such as bank deposits and trade finance.
     The majority of our credit risk exposure relates to the loan and acceptances portfolio. However, we also engage in activities that expose us to off-balance sheet credit risk. These include credit-related arrangements and derivative instruments, as explained in Notes 22, 24 and 25 to the consolidated financial statements. We manage these exposures through the credit risk management framework, as described above.
Credit derivatives
We are active in the credit derivatives market, both as a market maker facilitating the credit hedging needs of our clients and as a principal when managing our own credit portfolios. We are an active user of single-name credit derivatives in addition to synthetic collateralized loan obligations (CLOs) to reduce credit risk as part of managing our overall credit portfolio. Credit derivatives are used to mitigate industry sector concentrations and single-name exposure, or as part of portfolio diversification techniques.
Business and government loans (including acceptances) by industry group(1)

(1)	Industry classifications provided have been summarized. For further details, see the “Supplementary annual financial information.”

66 Management’s Discussion and Analysis	CIBC Annual Accountability Report 2005 For what matters
     The largest sector concentrations hedged through these programs were oil and gas ($2.1 billion) in the resource-based industries group, financial intermediaries ($1.3 billion) and manufacturing-capital goods ($451 million). The notional amount outstanding relating to credit protection purchased (including synthetic CLOs) was $6.2 billion, as at October 31, 2005, including single-name credit derivatives of $4.0 billion.
Counterparty credit exposure
We have counterparty credit exposure that arises from our interest rate, foreign exchange, equity, commodity and credit derivatives trading, hedging and portfolio management activities. We measure and manage the credit exposure on our derivative contracts, taking into account both the current mark-to-market value of each contract, as well as a prudent estimate of potential future exposure for each transaction. This is based upon statistically driven simulation approaches and takes into account any legally enforceable risk-mitigating arrangements for each obligor, such as netting and margin. Under such an agreement, we obtain collateral from, and/or pledge collateral to, our counterparties, consisting primarily of cash or marketable securities that are revalued on a regular basis.
     Our derivative credit exposure represents a variety of product types. Investment grade counterparties account for 92.5% (2004: 91.1%) of our derivative credit exposure. We actively measure and monitor our credit exposure arising from our derivative activities.
Impaired loans
While we impose a disciplined approach to risk by continuously monitoring all credit exposures, we aggressively manage all impaired accounts.
     During the year, $1.7 billion of loans were newly classified as impaired, down $239 million from 2004. Overall, new Canadian classifications increased by $88 million, while new foreign classifications decreased by $327 million, of which $153 million were related to classifications in the U.S.
     Reductions in gross impaired loans through remediation, repayment or sale were $861 million, down $387 million from 2004. The decrease included $335 million related to business and government loans and a $52 million decrease in consumer loans. For the year, write-offs totalled $1.0 billion, up $41 million from the prior year. Business and government loan write-offs accounted for $49 million of this increase, while consumer loan write-offs decreased by $8 million.
     CHANGES IN NET IMPAIRED LOANS(1)

	Business and			Business and			Business and
$ millions, as at or for	government	Consumer	2005	government	Consumer	2004	government	Consumer	2003
the years ended October 31	loans	loans (2)	Total	loans	loans (2)	Total	loans	loans (2)	Total

Gross impaired loans
Balance at beginning of year	$723	$386	$1,109	$975	$401	$1,376	$1,864	$411	$2,275
New additions	476	1,226	1,702	717	1,224	1,941	1,098	1,114	2,212
Returned to performing status, repaid or sold	(428)	(433)	(861)	(763)	(485)	(1,248)	(1,371)	(428)	(1,799)

Gross impaired loans prior to write-offs	771	1,179	1,950	929	1,140	2,069	1,591	1,097	2,688
Write-offs	(255)	(746)	(1,001)	(206)	(754)	(960)	(616)	(696)	(1,312)

Balance at end of year	$516	$433	$949	$723	$386	$1,109	$975	$401	$1,376

Specific allowance
Balance at beginning of year	$414	$387	$801	$437	$418	$855	$595	$443	$1,038
Write-offs	(255)	(746)	(1,001)	(206)	(754)	(960)	(616)	(696)	(1,312)
Provisions	88	668	756	86	617	703	741	552	1,293
Transfer to loans held for sale	—	—	—	—	—	—	(292)	—	(292)
Recoveries	41	83	124	109	106	215	74	108	182
Foreign exchange and other adjustments	(8)	(11)	(19)	(12)	—	(12)	(65)	11	(54)

Balance at end of year(3)	$280	$381	$661	$414	$387	$801	$437	$418	$855

Net impaired loans
Balance at beginning of year	$309	$(1)	$308	$538	$(17)	$521	$1,269	$(32)	$1,237
Net change in gross impaired	(207)	47	(160)	(252)	(15)	(267)	(889)	(10)	(899)
Net change in allowance	134	6	140	23	31	54	158	25	183

Balance at end of year(3)	$236	$52	$288	$309	$(1)	$308	$538	$(17)	$521

Gross impaired loans less specific allowance as a percentage of related assets(4)			0.17%			0.19%			0.33%

(1)	Impaired loans include loans held for sale of nil (2004: nil; 2003: $58 million), loan substitute securities of nil (2004: $1 million; 2003: $30 million) and allowances for credit losses of nil (2004: $1 million; 2003: $3 million) relating to loan substitute securities.

(2)	Specific allowances for large numbers of homogenous balances of relatively small amounts are established by reference to historical ratios of write-offs to balances outstanding. This may result in negative net impaired loans as individual loans are generally classified as impaired when repayment of principal or payment of interest is contractually 90 days in arrears.

(3)	Balance excludes allowances on letters of credit totalling $2 million (2004: $2 million; 2003: $1 million).

(4)	The related assets include loans, securities borrowed or purchased under resale agreements, acceptances, loan substitute securities, and loans held for sale.

CIBC Annual Accountability Report 2005 For what matters	Management’s Discussion and Analysis 67
Allowance for credit losses
The total allowance for credit losses consists of specific and general allowance components carried on the balance sheet.
     Specific allowances are typically recorded only when loans are identified as impaired. For business and government loans, specific allowances are established through ongoing assessments of the portfolio on an account-by-account basis when impaired loans are identified. Specific allowances for consumer loans are determined by reference to historical ratios of write-offs to balances in arrears.
     The general allowance provides for credit losses that are present in the credit portfolios, but which have not yet been specifically identified. The credit portfolios to which the general allowance applies include business loans and acceptances, consumer loans, and off-balance sheet credit instruments, such as credit commitments and letters of credit. The general allowance does not apply to loans or credit facilities that are impaired, as appropriate specific provisions are taken on these.
     The methodology for determining the appropriate level of the general allowance reflects a number of factors, including the portfolio’s size, expected loss rates associated with different credit portfolios, the relative risk profiles of the portfolios, estimates of the time periods over which losses that are present would be specifically identified and a specific provision taken, our view of current economic and portfolio trends, and evidence of credit quality improvements or deterioration. The parameters that drive the general allowance calculation are reviewed and updated quarterly, based on our experience and that of the market in general. Management reviews the resulting general allowance calculation on a quarterly basis.
     Expected loss rates for business loan portfolios are based on the risk rating of each credit facility and on the probability of default factors associated with each risk rating, as well as estimates of loss given default. The probability of default factors reflects our historical experience over an economic cycle, and is supplemented by data derived from defaults in the public debt markets. Loss given default estimates are based on our experience over past years. For consumer loan portfolios, expected losses are based on our historical loss rates and aggregate balances.
     As at October 31, 2005, the specific allowance for credit losses was $663 million, down $140 million from 2004. The change was the result of a decrease of $134 million in respect of the business and government loan portfolio and a decrease of $6 million in the consumer loan portfolio. The decrease in the consumer portfolio was related to credit card securitizations and the reduction in the allowance for the discontinued student loans portfolio, partially offset by increases in personal loans.
     Management believes the total allowance for credit losses as at October 31, 2005, including the general allowance of $1.6 billion, was appropriate in light of the composition of the credit portfolio, as well as continued positive economic performance in our major lending markets.
     Future additions to or drawdowns from the allowance will be influenced by the continuing evaluation of risks in the loan portfolio and changing economic conditions.
Provision for (recovery of) credit losses
Provision for credit losses is the amount charged to income that increases the total allowance for credit losses to a level that management considers appropriate to cover all probable credit-related losses in the portfolio, giving due regard to existing economic conditions and credit protection purchased.
     Provision for credit losses charged to income was $706 million (2004: $628 million; 2003: $1,143 million). Specific provision for credit losses was $756 million (2004: $703 million; 2003: $1,293 million). Specific provision for credit losses attributable to consumer loans in 2005 increased to $668 million due to continued portfolio growth and higher loss ratios in unsecured personal loans, partially offset by securitizations and improved credit quality in credit cards. The business and government loan portfolio increased marginally reflecting an improvement in financial institutions and agriculture, offset by increases in manufacturing, real estate and resource-based industries.
     The general allowance was reduced in 2005 by $50 million to $975 million, primarily due to reductions in the cards and student loan portfolios, partially offset by increases in the personal loan portfolio.

68 Management’s Discussion and Analysis	CIBC Annual Accountability Report 2005 For what matters
     PROVISION FOR (RECOVERY OF) CREDIT LOSSES

$ millions, for the years ended October 31	2005	2004	2003

Canada
Residential mortgages	$7	$2	$3
Student	—	(37)	—
Personal	378	265	170
Credit card	282	370	366

Total consumer loans	667	600	539

Non-residential mortgages	(2)	(4)	2
Financial institutions	3	3	1
Service and retail industries	50	45	97
Manufacturing, consumer and capital goods	41	31	28
Real estate and construction	5	(11)	(1)
Agriculture	18	63	35
Resource-based industries	(3)	(2)	4
Telecommunications, media and technology	6	5	(10)
Transportation	2	—	17
Utilities	—	(1)	8
Other	2	2	6

Total business and government loans	122	131	187

	789	731	726

United States
Total consumer loans	1	17	13
Financial institutions	(1)	(1)	7
Service and retail industries	(4)	(5)	37
Manufacturing, consumer and capital goods	(1)	(16)	36
Real estate and construction	—	(5)	(1)
Resource-based industries	(13)	(29)	18
Telecommunications, media and technology	(1)	(26)	20
Transportation	—	2	7
Utilities	—	—	12

	(19)	(63)	149

Other countries
Financial institutions	(3)	54	(1)
Service and retail industries	(3)	(7)	117
Real estate and construction	—	(3)	(3)
Agriculture	(1)	—	—
Resource-based industries	—	(9)	6
Telecommunications, media and technology	(6)	1	30
Utilities	(1)	(1)	41

	(14)	35	190
Loans held for sale portfolio	—	—	228

Credit losses charged to income
Specific provision	756	703	1,293
General provision	(50)	(75)	(150)

Total credit losses charged to the consolidated statements of operations	$706	$628	$1,143

As a percentage of total net loans and acceptances	0.48%	0.44%	0.82%

CIBC Annual Accountability Report 2005 For what matters	Management’s Discussion and Analysis 69
MANAGEMENT OF MARKET RISK
Market risk arises from positions in securities and derivatives held in our trading portfolios, and from our retail banking, investment portfolios and other non-trading activities. Market risk is defined as the potential for financial loss from adverse changes in underlying market factors, including interest and foreign exchange rates, credit spreads, and equity and commodity prices.
Infrastructure
We manage market risk through an integrated internal control framework. Each business has a dedicated market risk manager, supplemented by regional risk managers located in all of our major trading centres, facilitating comprehensive risk coverage.
     Data from trading systems are consolidated in a central market risk management database. We generate a daily detailed risk report and limit-monitoring summary, based on the previous day’s trading. This report provides an organization-wide view of market risk and is integral to the review of risk exposure. Each day, all risk positions are monitored, and those that exceed authorized limits are promptly reported to senior management. Reports on overall compliance with risk limits are also produced and reviewed weekly.
Policies, procedures and standards
Market risk policies, procedures and standards are approved by the RMC and the CRC.
     We have comprehensive policies for market risk management related to identification and measurement of the various types of market risk, and to the establishment of limits within which we manage our overall exposures. The policies explicitly state risk tolerance levels, expressed in terms of both statistically based Value-at-Risk (VaR) measures and potential worst-case stress losses.
     We use a three-tiered approach to set market risk and stress limits on the amounts of risk that we can assume in our trading and non-trading activities, as follows:
•	Tier 1 limits are our overall market risk and worst-case scenario limits.
•	Tier 2 limits are designed to control the risk profile in each business.
•	Tier 3 limits are at the desk level and designed to monitor risk concentration and the impact of book-specific stress events.
Tier 1 limits are established by the Senior Executive Team (SET) consistent with the risk tolerance policies approved by the RMC; Tier 2 and Tier 3 limits are approved at levels of management commensurate with the risk taken.
     Policies also outline requirements for yield curve and valuation model construction, and align with accounting policies with respect to mark-to-market methodologies and the independent valuation of positions.
Measurement, monitoring and control
Market risk exposures are monitored daily against approved risk limits, and control processes are in place to ensure that only authorized activities are undertaken. We use several different risk measures:
•	VaR, which enables the meaningful comparison of the risks in different businesses and asset classes;
•	Stress testing and scenario analysis, which provide insight into portfolio behaviour under extreme circumstances; and
•	Backtesting, which validates the effectiveness of risk quantification through analysis of actual and theoretical profit and loss outcomes.
Value-at-Risk
Our VaR methodology is a statistically defined, probability-based approach that uses volatilities and correlations to quantify risk in dollar terms. VaR measures the potential loss from adverse market movements that can occur overnight with less than a 1% probability of occurring under normal market conditions, based on historical data and recent market experience. VaR uses numerous risk factors as inputs and is computed through the use of historical volatility of each risk factor and the associated historical correlations among them, updated on a regular basis. Aggregate VaR is determined by the combined modelling of VaR for each of interest rate, credit spread, equity, foreign exchange and commodity risks, along with the reduction due to the portfolio effect of combining the risks.
Stress testing and scenario analysis
Stress testing and scenario analysis are designed to add insight to the possible outcomes of abnormal market conditions.
     Our stress testing measures the effect on portfolio values of a wide range of extreme moves in market prices. The stress test methodology assumes that no actions are taken during the stress event to mitigate risk, reflecting the decreased liquidity that frequently accompanies market shocks.
     Our scenario analysis approach simulates the impact on earnings of extreme market events up to a period of one quarter. Scenarios are developed using actual historical market data during periods of market disruption, or are based on the hypothetical occurrence of economic events, political events and natural disasters suggested and designed by economists, business leaders and risk managers.

70 Management’s Discussion and Analysis	CIBC Annual Accountability Report 2005 For what matters
     Among the historical scenarios used were the 1987 equity market crash, the 1994 period of U.S. Federal Reserve tightening, the 1998 Russian-led crisis, and the market events following September 11, 2001. The hypothetical scenarios used include potential market crises originating in North America and Asia.
     Our core stress tests and scenario analyses are run daily, and further ad hoc analysis is carried out as required. Limits are placed on the maximum acceptable loss to the aggregate portfolio under any worst-case scenario and on the impact of stress testing at the detailed portfolio level and by asset class.
Backtesting
For each of our trading portfolios, and in aggregate, the backtesting process serves to confirm that actual profit and loss outcomes are consistent with the statistical assumptions of the VaR model. This process is further enhanced through the calculation of a hypothetical or static profit and loss. This represents the theoretical change in value of the prior day’s closing portfolio due to each day’s price movements, on the assumption that the contents of the portfolio remained unchanged. The comparison of the daily static profit and loss with VaR is required by OSFI.
Trading activities
We hold positions in traded financial instruments to meet client investment and risk management needs, and for proprietary trading purposes. Trading revenue (net interest income or non-interest income) is generated from these transactions. Traded instruments include debt and equity securities, as well as interest rate, foreign exchange, equity, commodity, and credit derivative products. Positions are recorded at fair value.
     The VaR by risk type table below shows the mix of market risks by type of risk and in aggregate. The risks are interrelated and the diversification effect reflects the reduction of risk due to portfolio effects among the trading positions. Our trading risk exposures to interest rates and credit spreads arise from activities in the global debt and derivative markets, particularly from transactions in the Canadian, U.S. and European markets. The primary instruments are government and corporate debt, and interest rate and credit derivatives. The bulk of the trading exposure to foreign exchange risk arises from transactions involving the U.S. dollar, Euro, British pound, and Japanese yen, whereas the primary risks of loss in equities are in the U.S., Canadian and European markets. Trading exposure to commodities arises primarily from transactions involving North American natural gas and oil product indices. During 2005, aggregate risk levels were generally slightly higher than in 2004, with higher levels of equity risk, partially offset by reduced foreign exchange and commodity risk. Limitations on significant directional exposure and active securities inventory management were major components in constraining risk.
VaR BY RISK TYPE — TRADING PORTFOLIO(1)

	2005						2004
$ millions, as at or for the years ended October 31	Year-end	Average	High		Low		Year-end	Average	High		Low

Interest rate risk	$3.4	$4.3	$7.4		$2.2		$6.0	$4.4	$8.8		$2.1
Credit spread risk	2.6	2.7	4.0		2.0		2.9	2.7	5.0		2.2
Equity risk	5.1	6.0	8.1		4.2		4.7	5.2	7.4		4.3
Foreign exchange risk	0.1	0.3	1.3		0.1		0.2	0.7	2.1		0.2
Commodity risk	1.1	1.3	2.9		0.8		2.0	1.5	3.2		0.8
Diversification effect(2)	(6.0)	(6.7)	n/m	(3)	n/m	(3)	(7.0)	(7.2)	n/m	(3)	n/m	(3)

Total risk	$6.3	$7.9	$9.8		$6.0		$8.8	$7.3	$10.5		$5.4

(1)	Trading portfolio is defined under CIBC policy, consistent with OSFI capital adequacy guidelines.

(2)	Aggregate VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from portfolio diversification effect.

(3)	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.
Trading revenue in 2005 was $820 million (2004: $725 million; 2003: $778 million) and trading revenue (TEB)(1) was $996 million (2004: $863 million; 2003: $896 million). The histogram below presents the frequency distribution of daily trading revenue (TEB)(1) for 2005, excluding $181 million (2004: nil) related to the consolidation of VIEs, which cannot be meaningfully allocated to specific days. Trading revenue (TEB)(1) was positive for 81% of the days in 2005, compared with 90% in 2004 and 85% in 2003. Trading losses did not exceed VaR for any day during the year. Average daily trading revenue (TEB)(1) was $3.1 million in 2005, compared with $3.5 million in 2004 and $3.7 million in 2003. The trading revenue (TEB)(1) and VaR backtesting graph below compares the 2005 actual daily trading revenue (TEB)(1) with the previous day’s VaR measures.

(1)	For additional information, see the “Non-GAAP measures” section.

CIBC Annual Accountability Report 2005 For what matters	Management’s Discussion and Analysis 71
Frequency distribution of daily 2005 trading revenue (TEB)(1)
Backtesting of trading revenue (TEB)(1) vs. VaR

(1)	For additional information, see the “Non-GAAP measures” section.
Non-trading activities
Market risks also arise from our retail banking business, investment portfolios and other non-trading activities. We offer and originate a broad array of retail products with various market risk characteristics. Changes in market conditions, customer behaviour and competitive market pressures can have an impact on the market risk exposure and retail margins earned from these products.
     Foreign exchange exposures arising from net earnings from, and investments in, foreign operations are also included in non-trading activities. Our approach to non-trading foreign exchange risk is designed to ensure this exposure is minimized.
     The largest component of non-trading market risk (excluding the investment portfolios) is interest rate risk; the table below shows our non-trading interest rate VaR. During 2005, risk levels were generally higher than in 2004, with the increase due to positioning in anticipation of rising interest rates.

72 Management’s Discussion and Analysis	CIBC Annual Accountability Report 2005 For what matters
     VaR FOR INTEREST RATE RISK — NON-TRADING PORTFOLIO

	2005				2004
$ millions, as at or for the years ended October 31	Year-end	Average	High	Low	Year-end	Average	High	Low

Interest rate risk	$29.9	$24.9	$31.8	$19.4	$22.3	$21.8	$31.5	$14.1

Interest rate risk
Non-trading interest rate risk consists primarily of risk inherent in asset/liability management (ALM) activities and the activities of domestic and foreign subsidiaries. Interest rate risk results from differences in the maturities or repricing dates of assets and liabilities, both on- and off-balance sheet, as well as from embedded optionality in retail products. This optionality arises predominantly from the prepayment exposures of mortgage products, mortgage commitments and some GIC products with early redemption features. A variety of cash instruments and derivatives, principally interest rate swaps, futures and options, are used to manage and control these risks. Derivatives are used to modify the interest rate characteristics of related balance sheet instruments and to hedge anticipated exposures.
     Our total non-trading interest rate risk exposure, as at October 31, 2005, is included in Note 15 to the consolidated financial statements. On- and off-balance sheet assets and liabilities are generally reported based on the earlier of their contractual repricing or maturity date; however, our disclosure includes the assumed interest rate sensitivity of certain assets and liabilities (including core deposits and credit card balances), reflecting how we manage interest rate risk. The interest rate position reported in Note 15 presents our risk exposure only at a point in time. Exposure can change depending on client preference for products and terms, including mortgage prepayment or other options exercised, and the nature of our management of the various and diverse portfolios that comprise the consolidated interest rate risk position.
     The table below shows the potential impact of a 100 basis point increase and decrease in interest rates over the next 12 months, as adjusted for estimated prepayments:
     INTEREST RATE SENSITIVITY (AFTER-TAX)

$ millions, for the years ended	2005	2004

100 basis points increase in interest rates
Impact on net interest income	$63	$100
Impact on shareholders’ equity(1)	245	220

100 basis points decrease in interest rates
Impact on net interest income	$(32)	$(51)
Impact on shareholders’ equity(1)	(237)	(213)

(1)	Measured on a present value basis.
Derivatives held for ALM purposes
Derivatives are used for ALM purposes. Hedge accounting is applied to derivative hedges that satisfy specific designation, documentation and effectiveness testing requirements. When hedge accounting is applied, we modify the timing of income recognition for the derivative hedges to match the earnings recognition for the hedged item. Derivative hedges that do not qualify for hedge accounting treatments are referred to as economic hedges and are recorded at fair value on the consolidated balance sheet with changes in fair value recognized in the consolidated statements of operations. Economic hedges introduce accounting income volatility because the hedged items are recorded on a cost or amortized cost basis while the derivative hedges are carried at fair value. For economic hedges of foreign currency exposures, the impact of timing differences is reflected within non-interest income — foreign exchange other than trading. For other economic hedges, including hedges of interest rate and credit risk, changes in the fair value of derivative hedges are reported through other non-interest income, whereas income from the hedged items is reported through net interest income. The asymmetry in accounting treatment, between the derivative hedges and the hedged items, causes income volatility that is not representative of the true changes in overall risk exposures. See Notes 1, 22 and 23 to the consolidated financial statements for more details on the accounting treatment, impact and application of derivative hedges.
Investment portfolio
Non-trading equity risk arises primarily in our merchant banking activities. We have $1.4 billion (2004: $1.9 billion) in the active and strategic merchant banking portfolios as set out in the following table. Merchant banking investments are subject to oversight by the Investment Committee, as described in the “Governance” section. The active portfolio was down 18% from the prior year, primarily due to asset sales and a reduced pace of new investing. The reduction in the strategic portfolio was primarily due to the sale of shares of GPI, referenced in the “Significant events” section.

CIBC Annual Accountability Report 2005 For what matters	Management’s Discussion and Analysis 73
     MERCHANT BANKING PORTFOLIOS

$ millions, as at October 31		Active	Strategic	Total	Fair value

2005	Investment securities	$466	$1	$467	$595
	Trading securities(1)	110	—	110	110
	Other assets(2)	806	—	806	1,037

		$1,382	$1	$1,383	$1,742

2004	Investment securities	$618	$163	$781	$1,226
	Loans	39	25	64	64
	Other assets(2)	1,028	2	1,030	1,159

		$1,685	$190	$1,875	$2,449

(1)	Represents investment net of non-controlling interests in VIEs.

(2)	Includes investments in limited partnerships, equity-accounted investments and derivative instruments market valuation.
The active portfolio is diversified from an industry perspective with 13 principal industry groups.
Active merchant banking portfolio industry diversification(1)

(1)	The industry classifications represent those for debt and equity securities, including the underlying investees of the fund investments.
Non-exchange traded commodity derivatives
We control and manage our commodity derivatives risk through the VaR and stress testing methodologies described above. The following table indicates the fair value based upon maturity of non-exchange traded commodity contracts:

$ millions, as at October 31, 2005	Positive	Negative	Net

Maturity less than 1 year	$1,244	$(1,125)	$119
Maturity 1 - 3 years	925	(998)	(73)
Maturity 4 - 5 years	299	(386)	(87)
Maturity in excess of 5 years	18	(61)	(43)

Gross fair value of contracts	$2,486	$(2,570)	$(84)

During the year, we had exposure to energy and other commodity derivatives. Wherever possible, we independently verify the fair value of the positions using third-party pricing sources. In the event that these are not available, independently approved modelling techniques or other valuation methodologies are used. The table below summarizes the sources of the fair value of the commodity exposures.
     SOURCES OF FAIR VALUE OF THE NON-EXCHANGE TRADED COMMODITY DERIVATIVES

	Gross fair value of contracts
	Maturity			Maturity in
	less than	Maturity	Maturity	excess of	2005	2004
$ millions, as at October 31	1 year	1 - 3 years	4 - 5 years	5 years	Total	Total

Sources of fair value
Quoted prices from external sources	$—	$—	$—	$—	$—	$4
Prices based upon models or other valuation methodologies	119	(73)	(87)	(43)	(84)	(84)

	$119	$(73)	$(87)	$(43)	$(84)	$(80)

74 Management’s Discussion and Analysis	CIBC Annual Accountability Report 2005 For what matters
     MANAGEMENT OF OPERATIONAL RISK
Operational risk is the loss resulting from inadequate or failed internal processes, systems, or from human error or external events.
Infrastructure
Under our integrated internal control framework, businesses have responsibility for the day-to-day management of operational risk. TRM is responsible for measuring, monitoring and controlling operational risk on an organization-wide basis and also for ensuring that businesses are managing operational risk in compliance with policies, procedures and standards that were affirmed by the RMC and the Governance and Control Committee (GCC) during 2005.
     The GCC directs the management of operational risk and oversees the effectiveness of our internal control framework within the parameters and strategic objectives established by the SET. The SET is accountable to the Board and its Audit Committee and RMC for maintaining a strong internal control environment.
     Our infrastructure and governance groups support the businesses in this regard by maintaining a comprehensive risk and control self-assessment process that encompasses measuring, monitoring and controlling the effectiveness of controls. The results of this self-assessment are reported to the Board, the Audit Committee, the RMC, the SET and the GCC. Our independent Internal Audit function also plays an important role in the governance process by regularly reporting to the Audit Committee, the SET and the GCC on the effectiveness of, and adherence to, internal control policies, procedures and standards.
Policies, procedures and standards
We have a comprehensive set of policies, procedures and standards that are designed to measure, monitor and control operational risk associated with people, processes and systems, and to promote a sound internal control structure. Operational risks driven by people and processes are mitigated through human resource policies and practices, and operational procedural controls, respectively. Operational risks driven by systems are managed through controls over technology development and change management.
     While operational risk can be minimized through a sound internal control structure, it can never be fully eliminated. The risk of catastrophic loss is covered through risk avoidance and control programs that reduce the probability or potential severity of such losses to acceptable levels. We maintain a comprehensive corporate insurance program to protect our earnings from potential high-severity losses arising from certain criminal activity, property loss or damage, and liability exposures. We evaluate each type of coverage on the basis of a cost-benefit analysis. We also have a global business continuity plan in place to ensure that our key business functions will continue and normal operations will be restored effectively and efficiently in the event of a major disaster affecting our operations. The business continuity plan is regularly updated and tested.
     Enhancing the management of reputation and legal risk continues to receive focus and is overseen by the Financial Transactions Oversight Committee.
     We have in place a corporate environmental management program to ensure responsible conduct towards the environment in all activities, and to safeguard the interests of the organization and its stakeholders from all forms of environmental risk.
Regulatory risk
Regulatory risk is the risk of non-compliance with regulatory requirements. Non-compliance with these requirements may lead to regulatory sanctions and harm to CIBC’s reputation.
     CIBC’s regulatory compliance philosophy is to manage regulatory risk through the promotion of a strong compliance culture, and the integration of sound controls within the business and infrastructure groups. The foundation of this approach is a comprehensive legislative compliance management (LCM) framework. The LCM framework maps regulatory requirements to internal policies, procedures and controls that govern regulatory compliance.
     CIBC’s Compliance Department is responsible for the development and maintenance of a comprehensive regulatory compliance program, including oversight of the LCM framework. The department is independent of business management, has the authority to communicate directly to the Audit Committee, and reports regularly to that committee.
     Primary responsibility for compliance with all applicable regulatory requirements rests with senior management of the business and infrastructure groups, and extends to all employees. The Compliance Department’s activities support those groups, with particular emphasis on those regulatory requirements that govern the relationship between CIBC and its customers. Specific activities that assist the business and infrastructure groups include communication of regulatory requirements, advice, training, testing and monitoring, and reporting and escalation of control deficiencies and regulatory risks.
Measurement, monitoring and control
We have developed and continue to enhance our operational risk measurement methodology with the objective of receiving regulatory approval to attribute operational risk capital using the Advanced Measurement Approach in respect of the Bank for International Settlements (BIS) Capital Accord proposals, effective November 1, 2007, and are utilizing them in managing operational risk at CIBC.

CIBC Annual Accountability Report 2005 For what matters	Management’s Discussion and Analysis 75
This measurement methodology uses historical loss information, where available, supplemented by scenario analyses, to produce loss event frequencies and severities. These loss event frequencies and severities (or combined, expected losses) are used to determine the operational risk component of economic capital that is attributed to all of our businesses, infrastructure and governance groups. In line with BIS proposals, our operational risk measurement methodology attributes operational risk capital to expected and unexpected losses arising from the following loss event types:
•	Legal liability (with respect to third parties, clients and employees)
•	Client restitution
•	Regulatory, compliance and taxation violations
•	Loss or damage to assets
•	Transaction processing errors
•	Theft, fraud and unauthorized activities
     MANAGEMENT OF LIQUIDITY RISK
Liquidity risk arises from our general funding activities and in the course of managing our assets and liabilities. It is the risk of having insufficient cash resources to meet current financial obligations without raising funds at unfavourable prices or selling assets on a forced basis.
     Our liquidity risk management strategies seek to maintain sufficient liquid financial resources to continually fund our balance sheet in all market environments.
Infrastructure
In its oversight capacity, the Board establishes the liquidity risk framework that recognizes the credit-sensitive nature of our business activities and the importance of depositor confidence. The established management framework consists of policies, limits and independent monitoring structures governing major regional funding centres and operating subsidiaries in North America, Europe and Asia. Global liquidity management within CIBC is the responsibility of TRM.
     As we operate in a variety of jurisdictions and through various subsidiaries, the liquidity management framework is designed to ensure compliance with applicable regulatory restrictions and to ensure appropriate liquidity in each region and subsidiary.
Policies, procedures and standards
Our liquidity policies and standards are reviewed and approved annually by the RMC. Limits are established on net cash outflows in both Canadian dollars and foreign currencies, and minimum liquid asset inventories. Guidelines are set to ensure adequate diversification of funds. Policies, procedures and standards govern measurement requirements and define approved liquidity limits. The RMC is informed of current and prospective liquidity conditions, ongoing monitoring measures and the implementation of enhanced measurement tools.
Measurement, monitoring and control
Liquidity measurement is integral to the containment of risk exposure through the use of a prudent distribution of liability maturities, to ensure manageable net cash outflows in any given time horizon. The measurement of our liquidity reflects our estimates and judgment pertaining to the behaviour of clients under certain market conditions.
     Our measurement systems provide daily monitoring of both actual and anticipated inflows and outflows of funds generated from on- and off-balance sheet exposures. These measurement systems generate detailed liquidity reports, subject to independent monitoring and review.
     We maintain and periodically update a liquidity contingency plan for responding to stress events. Stress event impacts are measured through scenario analyses, performed periodically on cash flow assumptions. Scenarios are designed to measure the potential impact of abnormal market conditions on the liquidity risk profile.
Term funding sources and strategies
We manage our liquidity so that we are able to meet both short- and long-term cash requirements. Ongoing funding for current operations is managed within a set of short-term net cash outflow limits and individual depositor concentration guidelines.
     Strategies include maintaining diversified sources of funding, an active program of wholesale funding term extension, asset securitization initiatives, capital and subordinated debt issuance, and maintenance of segregated pools of higher-quality liquid assets that can be sold or pledged as security to provide a ready source of cash. Collectively, these strategies result in lower short-term wholesale funding needs.
     Planning for funding requirements under liquidity stress events includes liquidity stress modelling. By stressing our balance sheet under various liquidity event scenarios, we can plan responses that

76 Management’s Discussion and Analysis	CIBC Annual Accountability Report 2005 For what matters
ensure the availability of sufficient funds without having to access wholesale markets for additional funding for a specified period.
     We obtain funding through wholesale and retail sources. Access to wholesale funding sources, and the cost of that funding, are dependent on various factors, including credit ratings.
     Following the announcement of our Enron settlement on August 2, 2005, our credit ratings were reviewed by each of the monitoring rating agencies. Moody’s Investors Service, Standard & Poor’s Ratings Services and Fitch Ratings all affirmed our short- and long-term ratings. Standard & Poor’s revised its outlook on our ratings from “stable” to “negative.” Dominion Bond Rating Service (DBRS) downgraded our long-term rating by one notch while confirming our short-term rating. Moody’s, Fitch and DBRS all affirmed a “stable” outlook on our credit ratings, while Moody’s lowered its outlook on our Bank Financial Strength Rating from “stable” to “negative.” The impact of the rating reviews has resulted in a marginal increase in the cost of our long-term wholesale funding.
     Consistent with liquidity risk mitigation strategies, we continue to source term funding in the wholesale markets from a variety of clients and geographic locations, borrowing across a range of maturities using a mix of funding instruments. We use derivative instruments in the management of liquidity risk and funding to help achieve our desired interest rate risk profile.
     Core personal deposits remain a prime source of dependable retail funding for the balance sheet. As at October 31, 2005, Canadian dollar deposits from individuals totalled $69.6 billion (2004: $67.5 billion).
     We have historically securitized various financial assets, including credit card receivables and guaranteed residential mortgages. For further discussion of our off-balance sheet arrangements and contractual obligations affecting liquidity and funding, see the “Off-balance sheet arrangements and contractual obligations” section.
     We also address potential liquidity risk exposure through the maintenance of segregated term-funded pools of unencumbered high-quality liquid assets. These liquid assets may be sold or pledged to secure borrowings to provide a readily available cash resource. The following table summarizes our liquid assets:
     LIQUID ASSETS

$ billions, as at October 31	2005	2004

Cash	$0.9	$1.0
Deposits with banks	11.0	11.2
Securities	54.6	54.4
Securities borrowed or purchased under resale agreements	18.5	18.2

Total liquid assets	$85.0	$84.8

In the course of our regular business activities, certain assets are pledged as part of collateral management, including those necessary for day-to-day clearing and settlement of payments and securities. Pledged assets as at October 31, 2005 totalled $15.2 billion (2004: $15.7 billion). An organization-wide pledging policy has been implemented and includes consolidated aggregate net maximum pledge limits for financial and non-financial assets.
     Liquidity of our major subsidiaries is continually evaluated, factoring in foreign jurisdiction regulatory restrictions, and operational, tax, economic and other business impediments relating to the movement of funds between subsidiaries and the domestically regulated parent bank. This enables us to manage and minimize the existence of pockets of “trapped liquidity.”
     We consider our liquidity profile to be sound and there are no known trends, demands, commitments, events or uncertainties that are likely to materially change our current liquidity position.

CIBC Annual Accountability Report 2005 For what matters	Management’s Discussion and Analysis 77
     MANAGEMENT OF CAPITAL RESOURCES
Capital resources comprise common and preferred shareholders’ equity, preferred share liabilities and subordinated debt. Capital is managed in accordance with our own capital policies and OSFI guidelines.
     Being a strongly capitalized bank protects our depositors and creditors from risks inherent in our business, allows us to absorb unexpected losses and enables us to take advantage of attractive business opportunities. It also enables us to maintain a favourable credit standing, facilitating the raising of capital and funding on attractive terms.
Infrastructure
TRM is responsible for managing capital in our legal entities, as well as in the consolidated bank, and for ensuring that we remain well capitalized.
Policies, procedures and standards
Policies and associated guidelines are approved annually by the Board, and are intended to balance the need to be well capitalized and to maintain a cost-effective capital structure.
Management of capital resources
Consistent with our policies and guidelines, we continually rebalance our capital by redeeming and refinancing preferred shares and debentures. Overall, the mix of capital instruments has normally not been materially different from year to year. However, this year our retained earnings were reduced by $2.1 billion from 2004, primarily due to the Enron-related litigation provision and the premium on repurchase of common shares. With the introduction of new accounting standards, certain preferred share structures, for example, those with a holder’s option to convert to common shares, may be gradually replaced by alternative capital instruments, such as trust preferred securities or perpetual preferred shares with no conversion features.
The following were the main capital initiatives undertaken in 2005:
Share repurchase program
Under the terms of a normal course issuer bid, which commenced on December 24, 2004, we purchased and cancelled approximately 16.2 million common shares during the period ended October 31, 2005 at an average price of $72.64, representing an aggregate consideration of $1.2 billion. We have determined that no further purchases will be made under this issuer bid, which expires on December 23, 2005.
Issuance
•	Common shares: Pursuant to stock option plans, 2.9 million new common shares were issued for a total consideration of $134 million for the year ended October 31, 2005.
•	Preferred shares: Over the course of the year, on three conversion dates, 13.2 million Class A Series 28 Preferred Shares, with a par value of $10 per share, were converted into Class A Series 29 Preferred Shares, together with the exercise of the same number of Series 29 Purchase Warrants and the receipt of $15 per Warrant, resulting in the creation of 13.2 million Class A Series 29 Preferred Shares with a par value of $25 each, and a total capital value for the Class A Series 29 Preferred Shares of $331 million. The total paid up share capital of the converted Series 28 Preferred Shares was correspondingly reduced by $133 million. On March 10, 2005, we issued 16 million 4.80% Non-cumulative Class A Series 30 Preferred Shares, at a price of $25 per share, for a total consideration of $400 million.
•	Subordinated indebtedness: On September 9, 2005, we issued $1.3 billion principal amount of 3.75% Debentures due September 9, 2015.
Redemptions/maturities
•	Subordinated indebtedness: On May 12, 2005, our 8.55% Debentures due May 12, 2005, matured for their outstanding principal amount of $1 million. The 8.55% Debentures were initially issued in 1995 for $70 million, and on May 12, 2001, $69 million was converted to 8.55% Deposit Notes due May 12, 2005, which also matured on that date. In June 2005, we repurchased for cancellation US$16 million of our Floating Rate Debenture Notes due 2084 and US$16 million of our Floating Rate Subordinated Capital Debentures due 2085. On August 22, 2005, our 8.65% Debentures due August 22, 2005, matured for their outstanding principal amount of $24 million. The 8.65% Debentures were initially issued in 1995 for $200 million, and on August 22, 2001, $176 million was converted to 8.65% Deposit Notes due August 22, 2005, which also matured on that date. Subsequent to the year-end, we announced our intention to redeem all of our outstanding 7.40% Debentures due January 31, 2011, in accordance with their terms on January 31, 2006, for their outstanding principal amount of $250 million, plus unpaid interest accrued to the redemption date.

78 Management’s Discussion and Analysis	CIBC Annual Accountability Report 2005 For what matters
•	Preferred share liabilities: On August 2, 2005, we redeemed (a) all eight million of the Class A Series 21 Preferred Shares at a price of $26 per share including a redemption premium of $1.00 per share, for an aggregate consideration of $208 million and (b) all four million of the Class A Series 22 Preferred Shares at a price of US$26 per share including a redemption premium of US$1.00 per share, for an aggregate consideration of US$104 million. On October 31, 2005, we redeemed all four million of the Class A Series 20 Preferred Shares at a price of US$25.50 per share including a redemption premium of US$0.50 per share, for an aggregate consideration of US$102 million.
•	Preferred shares: On November 25, 2005, we announced our offer to repurchase for cancellation all outstanding Class A Series 28 Preferred Shares at a price of $10.00 per share. The offer will remain open for acceptance for a minimum period of one year and will expire on the earlier of June 17, 2009 or the date the offer is withdrawn by CIBC.
Dividends
Common and preferred share dividends are declared quarterly at the discretion of the Board. Our common share dividend policy is reviewed periodically and approved by the Board. From the end of 2004, we increased our quarterly common share dividend from $0.60 per share to $0.68 per share. The declaration and payment of dividends is also governed by Section 79 of the Bank Act (Canada) as explained in Note 14 to the consolidated financial statements.
Measurement, monitoring and control
Regulatory capital
     Regulatory capital requirements are determined in accordance with guidelines issued by OSFI. Total regulatory capital is the sum of Tier 1 and Tier 2 capital less certain deductions.
     The components of our regulatory capital are shown in the table below. Tier 1 capital decreased by $2.3 billion during 2005, primarily due to lower retained earnings which were the result of the higher provision for Enron-related litigation matters. Tier 2 capital increased by $1.7 billion during 2005, primarily due to the net effect of issuance and redemptions of subordinated indebtedness. Including the effect of prescribed adjustments to regulatory capital, our total regulatory capital decreased by $114 million during 2005.
     REGULATORY CAPITAL

$ millions, as at October 31	2005	2004	2003

Tier 1 capital
Common shares(1)	$2,935	$2,929	$2,950
Contributed surplus	58	59	50
Foreign currency translation adjustments	(327)	(376)	(180)
Retained earnings	5,667	7,745	7,601
Non-cumulative preferred shares(2)	2,472	2,826	3,132
Certain non-controlling interests in subsidiaries	27	39	21
Goodwill	(946)	(1,055)	(1,045)

	9,886	12,167	12,529

Tier 2 capital
Perpetual debentures	377	428	488
Preferred shares — other(3)	509	—	225
Other debentures (net of amortization)	4,725	3,435	2,621
General allowance for credit losses(4)	975	1,015	1,018

	6,586	4,878	4,352

Total Tier 1 and Tier 2 capital	16,472	17,045	16,881
Securitization-related deductions	(45)	(308)	(299)
Investments in unconsolidated subsidiaries and other substantial investments	(1,656)	(1,852)	(1,417)

Total capital available for regulatory purposes	$14,771	$14,885	$15,165

(1)	Does not include hedge-related trading short positions of $17 million (2004: $40 million; 2003: nil) in CIBC common shares.

(2)	Includes non-cumulative preferred shares totalling $600 million (2004: $1,043 million; 2003: $1,707 million) that are redeemable by the holders and as such, are shown as preferred liabilities on the consolidated balance sheets pursuant to adoption of the amendments to the CICA handbook section, “Financial Instruments — Disclosure and Presentation.” For further details, see Note 1 to the consolidated financial statements.

(3)	Represents the amount of non-cumulative preferred shares in excess of 25% of Tier 1 capital.

(4)	The amount of general allowance for credit losses eligible for inclusion in Tier 2 capital is the lesser of the total general allowance or 0.875% of risk-weighted assets.

CIBC Annual Accountability Report 2005 For what matters	Management’s Discussion and Analysis 79
Risk-weighted assets
Risk-weighted assets arising from credit risk are calculated by applying the weighting factors specified in OSFI guidelines to on-balance sheet assets and off-balance sheet instruments. Risk-weighted assets reflecting market risk in the trading portfolio are calculated based on our VaR simulation models approved by OSFI.
     RISK-WEIGHTED ASSETS

	2005	Risk-weighted amounts
$ millions, as at October 31	Amount	2005	2004	2003

On-balance sheet assets
Cash and deposits with banks	$11,852	$788	$1,111	$804
Securities issued or guaranteed by Canada, provinces, municipalities, OECD banks and governments	36,082	154	176	253
Other securities	31,682	3,059	2,594	3,611
Securities borrowed or purchased under resale agreements	18,514	551	850	957
Loans to or guaranteed by Canada, provinces, territories, municipalities, OECD banks and governments	3,173	244	199	292
Mortgage loans	83,862	27,939	28,430	25,356
Other loans	54,748	54,070	56,534	54,657
Acceptances	5,119	4,422	4,010	4,348
Other assets	35,338	6,886	6,649	8,641

Total on-balance sheet assets	$280,370	$98,113	$100,553	$98,919

Off-balance sheet instruments
Credit-related arrangements
Lines of credit	55,247	6,828	3,780	4,677
Guarantees and letters of credit	6,858	2,973	3,128	4,456
Securities lending(1)(2)	45,817	141	234	190
Other	414	411	541	357

	108,336	10,353	7,683	9,680
Derivatives	1,143,880	4,320	3,665	5,128

Total off-balance sheet instruments	$1,252,216	$14,673	$11,348	$14,808

Total risk-weighted assets before adjustments for market risk		$112,786	$111,901	$113,727
Add: market risk for trading activity(3)		3,491	4,049	2,613

Total risk-weighted assets		$116,277	$115,950	$116,340

(1)	Includes the full contract amount of custodial client securities totalling $30.3 billion (2004: $21.7 billion) lent by CIBC Mellon Global Securities Services, which is a 50/50 joint venture between CIBC and Mellon Financial Corp.

(2)	Securities lending of $2.5 billion (2004: $3.8 billion) for cash is excluded from the table above because it is reported on the consolidated balance sheets as obligations related to securities lent or sold under repurchase agreements.

(3)	Under the BIS 1998 Capital Accord, trading assets are subject to market risk calculations. Loans in trading books are not included in market risk calculations consistent with OSFI’s Capital Adequacy Requirements.
Regulatory capital ratios
CIBC’s ratios are well in excess of OSFI’s target Tier 1 and total capital ratios of 7% and 10%, respectively. The capital ratio targets presented in “Balanced scorecard” (see page 6 of this Annual Accountability Report) were established in accordance with our capital policies.
CAPITAL RATIOS AND ASSETS-TO-CAPITAL MULTIPLE

As at October 31	2005		2004		2003

Tier 1 capital	8.5%		10.5%		10.8%
Total capital	12.7		12.8		13.0
Assets-to-capital multiple	18.4	x	17.9	x	17.6	x

80 Management’s Discussion and Analysis	CIBC Annual Accountability Report 2005 For what matters
Basel II Capital Accord
Bank regulators, under the auspices of the Basel Committee on Banking Supervision, have introduced new rules for the calculation of regulatory capital that enhance risk measurement and sensitivity to on- and off-balance sheet activities. These changes will bring regulatory capital into closer alignment with economic capital, that is, the capital required to support the underlying risk of the asset or activity. Regulatory capital will, for the first time, include a charge for operational risk. In addition, the new rules will permit wider discretion by bank regulators to increase or decrease capital requirements in line with the circumstances of individual banks. The new rules will require greater transparency of risk management information intrinsic to underlying risks and capital adequacy. The domestic implementation framework and timetable have been established by OSFI. This timetable requires banks to be in compliance with, and operate under, the new framework from November 1, 2007. In this regard, we are making the appropriate enhancements to risk management and financial information systems and operations.
Outstanding share data

	Conversion for common shares
	Shares outstanding			CIBC’s	Shareholders’
As at November 25, 2005	No. of shares	$ millions		conversion date	conversion date

Class A Preferred Shares
Series 18	12,000,000	$300		not convertible	not convertible
Series 19(1)	8,000,000	200		April 30, 2008	April 30, 2013
Series 23(1)	16,000,000	400		October 31, 2007	July 31, 2011
Series 24	16,000,000	400		January 31, 2007	not convertible
Series 25	16,000,000	400		July 31, 2007	not convertible
Series 26	10,000,000	250		April 30, 2008	not convertible
Series 27	12,000,000	300		October 31, 2008	not convertible
Series 28	17,658	—	(2)	not convertible	not convertible
Series 29	13,232,342	331		May 1, 2010	not convertible
Series 30	16,000,000	400		not convertible	not convertible

Common shares(3)	334,140,332	$2,957

(1)	Reclassified to liability pursuant to adoption of the Canadian Institute of Chartered Accountants (CICA) handbook section “Financial Instruments — Disclosure and Presentation,” on November 1, 2004.

(2)	Due to rounding.

(3)	Includes treasury shares outstanding as at October 31, 2005.
Each series of Class A Preferred Shares, except as noted in the table above, provides CIBC and the shareholders with the right to convert the shares to CIBC common shares on or after a specified conversion date. Each share is convertible into a number of common shares determined by dividing the then applicable cash redemption price by 95% of the average common share price (as defined in the short form prospectus or prospectus supplement), subject to a minimum price of $2.00 per share. Where shareholders exercise their conversion right, we have the right, subject to OSFI’s consent, to elect to redeem for cash any shares tendered for conversion or to arrange for their cash sale to another purchaser.

CIBC Annual Accountability Report 2005 For what matters	Management’s Discussion and Analysis 81
Off-Balance Sheet Arrangements and Contractual Obligations
    OFF-BALANCE SHEET ARRANGEMENTS
We enter into several types of off-balance sheet arrangements in the normal course of our business. These off-balance sheet arrangements include VIEs, derivatives, credit-related arrangements and guarantees.
Variable interest entities
VIEs are used for securitizing our own assets or third-party assets. VIEs are an important part of the financial markets, providing market liquidity by facilitating investors’ access to specific portfolios of assets and risks. VIEs may be formed as corporations, partnerships, limited liability companies or trusts. In a securitization, an entity transfers assets to a VIE in exchange for cash. A VIE may also buy certain pre-defined assets for cash in the marketplace (where the seller may at times be CIBC). The VIE will fund these purchases by issuing ownership interests and debt securities in the form of commercial paper and other evidence of indebtedness to third-party investors. VIEs can be structured to be bankruptcy remote, thereby insulating investors from the impact of the creditors of other entities, including the asset seller. Investors can benefit from, and may have recourse to, the VIE assets, such as a cash collateral account and over-collateralization in the form of excess assets, a liquidity facility or a guarantee facility. Accordingly, the VIE may obtain a more favourable credit rating from rating agencies than the transferor could obtain for its own debt issuance, resulting in lower financing costs.
Securitization of our own assets
Securitization of our own assets provides us with an additional source of liquidity. It may also reduce our risk exposure and provide regulatory capital relief. Securitizations are accounted for as asset sales only when we surrender control of the transferred assets and receive consideration other than beneficial interests in the transferred assets. Accounting standards require a determination to be made as to whether the VIE should be consolidated into our financial statements. Where the criteria for allowing recognition of the securitization as a sale of assets and for non-consolidation for financial reporting purposes are met, we record the sale. When such asset sales occur, we may retain residual components of the securitized assets, such as interest-only strips, one or more senior or subordinated tranches of debt and cash reserve accounts, all of which are considered retained interests in the securitized assets. We periodically review the carrying value of retained interest for impairment, and when a decline in value is identified that is other-than-temporary, the affected carrying amount is written down to its fair value. We continue to service all securitized assets after transfer.
    SECURITIZED ASSETS

$ millions, as at or for the years ended October 31	2005	2004

Securitized assets outstanding	$21,600	$15,100
Retained interest(1)	573	349
Securitization revenue(2)	362	191

(1)	2004 does not include $63 million carrying value of retained interest for Juniper due to its impending disposition in December 2004.

(2)	Includes gain on sale of securitized assets of $50 million (2004: $52 million).
Credit card receivables
Credit card receivables are securitized through trusts which are established to purchase the receivables with the proceeds of securities issued by the trust. We sell receivables to the trusts on a non-recourse basis but continue to maintain credit card client account relationships and provide servicing for receivables sold to the trusts. Our credit card securitizations are revolving securitizations, with new credit card receivables sold to the trusts each period to replenish receivable amounts as clients repay their balances. We retain some risk of loss with respect to the receivables held by the trusts to the extent of our retained interest. These trusts meet the criteria for a Qualifying Special Purpose Entity (QSPE) pursuant to the CICA Accounting Guideline (AcG) 12, “Transfers of Receivables,” and, accordingly, we are precluded from consolidating these trusts.
     In Canada, trusts are established to purchase credit card receivables from CIBC. We are one of several underwriters that distribute securities issued by the trusts. As at October 31, 2005, total assets in the trusts were $4.1 billion (2004: $1.7 billion), all of which secured senior and subordinated notes that had been sold to investors, except for $192 million (2004: $92 million) of subordinated notes which we hold. In addition, we retained seller interests in the trust in the form of interest-only strips, representing future excess spreads, that arose from the calculation of gain or loss at the time assets were sold to the trusts.
     In the U.S., prior to the disposition of Juniper, we sold credit card receivables through a bankruptcy-remote corporation to a trust that was established to purchase the receivables via trust-issued securities. We provided credit enhancement to the trust by retaining a subordinated interest in the trust, funding cash reserve accounts and subordinating our accrued interest receivable. Third-party underwriters sponsor facilities that purchase certificates from the trust. These purchased securities are combined with larger pools of third parties’ securitized assets from which securities are issued to investors. Upon disposition of Juniper, our arrangement and relationship with the securitization trust ceased.

82 Management’s Discussion and Analysis	CIBC Annual Accountability Report 2005 For what matters
     CREDIT CARDS SECURITIZED

$ millions, for the years ended	2005		2004

Securitized and sold	$2,345	(1)	$1,551
Net cash proceeds	2,345	(1)	1,552
Retained interest	210		163
Gain on sale, net of transaction costs	18		—	(2)
Securitization revenue	244		92

(1)	Net of $350 million related to the wind-down of a previous securitization.

(2)	Not significant.
Residential mortgage loans
We securitize certain fixed- and variable-rate residential mortgage loans through the creation of mortgage-backed securities. Substantially all of the securities are sold through the Canada Mortgage Bond Program, sponsored by Canada Mortgage and Housing Corporation, to a trust that issues securities to investors. We maintain the client account relationships and continue to service the securitized loans. There are no expected credit losses on the securitized loans as they are guaranteed. We also enter into swap arrangements with the trust to receive monthly cash flows from the securitized assets and pay non-amortizing bond cash flows with fixed interest payments and principal at maturity. Cash flows from the swap arrangements relating to principal repayments on the securitized assets are used to purchase replacement assets for the trust. As at October 31, 2005, outstanding securitized residential mortgage loans were $17.5 billion (2004: $11.8 billion) and retained interest amounted to $264 million (2004: $231 million).
     RESIDENTIAL MORTGAGES SECURITIZED

$ millions, for the years ended	2005	2004

Securitized	$10,178	$7,900
Sold	7,876	7,327
Net cash proceeds	7,842	7,282
Retained interest	170	153
Securitization revenue(1)	98	96
Other non-interest income	43	29

(1)	Includes gain on sale, net of transaction costs, of $32 million (2004: $52 million).
Commercial mortgage loans
We have also securitized commercial mortgage loans in prior years and retain some risk of loss from these securitizations to the extent of our retained interest. As at October 31, 2005, there were no outstanding securitized commercial mortgage loans (2004: $100 million) and retained interest (2004: $11 million). During the year, we recorded $2 million (2004: $3 million) in securitization revenue from the securitized commercial mortgage loans.
     For additional details of our securitization activities involving our own assets and the sensitivity analysis on the retained interest, see Note 6 to the consolidated financial statements.
Securitization of third-party assets
We administer several VIEs in Canada that purchase pools of third-party financial assets, such as collateralized debt obligations (CDOs), mortgages, trade receivables, loans and credit cards. These VIEs are commonly referred to as multi-seller conduits. These conduits provide third parties with access to liquidity in the debt capital markets by allowing them to sell assets to the conduits, which fund the purchases through the issue of commercial paper or other notes to investors. Third parties that transfer assets to the conduits may continue to service the assets and may be exposed to credit losses realized on these assets, typically through the provision of over-collateralization or other retained interest. We have no ownership interests in these conduits. The conduits may obtain credit enhancement from third-party providers. We may provide commercial paper back-stop liquidity facilities, credit enhancements, securities distribution, accounting, cash management and operations services. We may be required to provide funding under the liquidity facilities in the event that funding for such conduits becomes unavailable in the debt market. We are not required to fund under the liquidity facilities to the extent that the assets in the conduits are in default. We may also act as the counterparty to derivative contracts entered into by the conduits in order to convert the yield of the underlying assets to match the needs of the conduits’ investors or to limit or change the interest rate risk of the conduit. All fees earned in respect of these activities are on a market basis.
     We also act as an administrator or financial advisor to conduits that purchase clients’ financial assets.
     In addition, we may provide liquidity facilities together with other financial institutions, hold notes in, and act as counterparty to derivative contracts entered into by third-party administered conduits.
     Although actual losses are not expected to be material, as at October 31, 2005, our maximum exposure to loss as a result of involvement with these conduits was approximately $14.8 billion (2004: $17.0 billion). For this purpose, maximum exposure to loss is considered to be the amount of liquidity facilities, credit enhancements and investments in these conduits.
     We act as structuring and placement agent for certain asset-backed investment vehicles, known as CDOs. We receive market-rate fees for these activities. In addition, we may lend to, or invest in, the debt or equity tranches of these CDOs, and may act as counterparty to derivative contracts. In a number of transactions structured on behalf of clients, we first purchase the collateral at their request and warehouse them until the CDO transaction is completed. CIBC or a third-party manager typically manages the CDO’s collateral, which generally consists of rated debt securities, on behalf of equity and debt investors. Any net income or loss is allocated to the CDO’s equity investors; further losses, if any, are allocated to the debt investors in reverse order of seniority. The creditors of the CDOs have

CIBC Annual Accountability Report 2005 For what matters	Management’s Discussion and Analysis 83
no recourse to our general credit. Although actual losses are not expected to be material, as at October 31, 2005, our maximum exposure to loss as a result of involvement with the CDOs was approximately $418 million (2004: $485 million). For this purpose, maximum exposure to loss is considered to be the amount of liquidity facilities provided to, and investments in, the CDOs.
     For the year ended October 31, 2005, revenue from all of the above activities amounted to approximately $24 million (2004: $41 million).
Other financial transactions
We provide a wide range of financial products, including structured notes and other financial instruments, for institutional and private banking clients, including VIEs as counterparties, as well as retail clients. These financial products are created, from time to time, using a VIE as issuer or obligor of the financial products. We may provide certain administrative services and other financial facilities to the VIEs in exchange for market-rate compensation. In all cases, we would have nominal or no ownership interest in such VIEs.
     We are the sponsor of several mutual and pooled funds, in the form of trusts. We are the administrator of these funds. In addition, we may act in other capacities, including custodian, trustee and broker. We earn fees at market rates from these trusts. We do not guarantee either principal or returns to investors in these funds, except in very limited circumstances.
     We act as a trustee of a number of personal trusts and have a fiduciary responsibility to act in the best interests of the beneficiaries of the trusts. We earn a fee for acting as a trustee.
     We participate in transactions to modify the cash flows of trusts managed by third-party asset managers to create investments with specific risk profiles, or to assist clients in the efficient management of other risks. Typically, these involve the use of derivative products, which transfer the risks and returns to or from a trust.
Derivatives
We use derivatives for both trading and ALM. For further details, see Note 22 to the consolidated financial statements. In addition, Note 1 to the consolidated financial statements explains how we account for both trading and ALM derivatives.
Credit-related arrangements
The table below summarizes our credit-related arrangements. For a detailed description of these arrangements, see Note 24 to the consolidated financial statements.
     CREDIT-RELATED ARRANGEMENTS

	Contract amounts expiration per period
	Less than	1 - 3	4 - 5	Over	2005	2004
$ millions, as at October 31	1 year	years	years	5 years	Total	Total

Lines of credit(1)	$44,730	$3,727	$6,098	$692	$55,247	$52,970
Securities lending(2)(3)	45,817	—	—	—	45,817	33,813
Financial guarantees and standby letters of credit	3,736	581	1,096	1,309	6,722	6,999
Documentary and commercial letters of credit	134	—	—	2	136	182
Other(4)	414	—	—	—	414	568

	$94,831	$4,308	$7,194	$2,003	$108,336	$94,532

(1)	Includes irrevocable lines of credit totalling $39.1 billion (2004: $39.6 billion), of which $28.6 billion (2004: $31.2 billion) will expire in one year or less, and excludes personal lines of credit and credit card lines, as the lines are short-term in nature and are revocable at our discretion.

(2)	Includes the full contract amount of custodial client securities totalling $30.3 billion (2004: $21.7 billion) lent by CIBC Mellon Global Securities Services, which is a 50/50 joint venture between CIBC and Mellon Financial Corp.

(3)	Securities lending of $2.5 billion (2004: $3.8 billion) for cash is excluded from the table above because it is reported on the consolidated balance sheets as obligations related to securities lent or sold under repurchase agreements.

(4)	Includes forward asset purchases.
Guarantees
Guarantees include contracts that contingently require the guarantor to make payments to a guaranteed party based on (a) changes in an underlying economic characteristic that is related to an asset, liability or an equity security of the guaranteed party; (b) failure of another party to perform under an obligating agreement; or (c) failure of another third party to pay its indebtedness when due. For a detailed description of guarantees, see Note 24 to the consolidated financial statements.

84 Management’s Discussion and Analysis	CIBC Annual Accountability Report 2005 For what matters
     CONTRACTUAL OBLIGATIONS
The following table includes aggregated information about our contractual obligations:
     CONTRACTUAL OBLIGATIONS(1)(2)

	Less than	1-3	3-5	Over
$ millions, as at October 31, 2005	1 year	years	years	5 years	Total

Subordinated indebtedness	$—	$—	$—	$5,102	$5,102
Investment commitments(3)	471	—	—	—	471
Operating leases	328	523	393	1,050	2,294
Purchase obligations(4)	597	705	300	49	1,651
Deposits(5)	147,604	29,283	11,013	4,834	192,734
Pension contributions(6)	154	—	—	—	154

	$149,154	$30,511	$11,706	$11,035	$202,406

(1)	Includes obligations that are enforceable and legally binding on CIBC.

(2)	Excluded from the table are a number of obligations to be settled in cash, primarily under one year. These obligations are reflected on our consolidated balance sheets and include: securities lent or sold under repurchase agreements; securities sold short; purchases of debt and equity instruments that settle within standard market timeframes (e.g. regular way); derivatives payable that do not require physical delivery of the underlying instrument; and certain purchases of instruments that result in settlement failures.

(3)	As an investor in merchant banking activities, we enter into commitments to fund external private equity funds and investments in equity and debt securities at market value at the time the commitments are drawn. As the timing of future investment commitments is non-specific and callable by the counterparty, obligations have been included as less than one year.

(4)	Obligations that are legally binding agreements whereby we agree to purchase products or services with specific minimum or baseline quantities defined at fixed, minimum or variable prices over a specified period of time are defined as purchase obligations. Purchase obligations are included through to the termination date specified in the respective agreements, even if the contract is renewable. Many of the purchase agreements for goods and services include clauses that would allow CIBC to cancel the agreement prior to expiration of the contract within a specific notice period. However, the amount above includes CIBC’s obligations without regard to such termination clauses (unless actual notice of CIBC’s intention to terminate the agreement has been communicated to the counterparty).

(5)	As the timing of deposits payable on demand, and deposits payable after notice, is non-specific and callable by the depositor, obligations have been included as less than one year.

(6)	Subject to change since contribution decisions are affected by various factors, such as market performance, regulatory requirements, and management’s ability to change funding policy. Also, funding requirements after 2006 are excluded due to the significant variability in the assumptions required to project the timing of future cash flows.

CIBC Annual Accountability Report 2005 For what matters	Management’s Discussion and Analysis 85
Other
     CRITICAL ACCOUNTING POLICIES AND ESTIMATES
A summary of significant accounting policies is presented in Note 1 to the consolidated financial statements. Certain accounting policies are critical to understanding the results of operations and the financial condition of CIBC. These critical accounting policies require management to make certain judgments and estimates, some of which may relate to matters that are uncertain. Changes in these judgments and estimates could have a material impact on our financial results and financial condition. Management has established control procedures which are intended to ensure that accounting policies are applied consistently and that the processes for changing methodologies are well controlled and occur in an appropriate and systematic manner. Details of our critical accounting policies that require management’s judgment and estimates are described below.
Valuation of financial instruments
Certain of our financial instruments (including debt and equity trading securities, certain investment securities and derivative contracts) require management to make judgments and estimates in the determination of the valuation for such instruments, as there is often limited market information.
     We have a number of control procedures in place to ensure that valuations involving estimates and judgments are appropriate.
Trading instruments
Our trading instruments include debt and equity trading securities, obligations related to securities sold short and derivative contracts traded over-the-counter or through exchanges.
     All trading instruments are carried at fair value, which is defined as the amount at which a financial instrument could be exchanged in an arm’s length transaction between knowledgeable and willing parties, under no compulsion to act, carried out in the normal course of business. Fair value is based on quoted market prices for the same instrument or for similar instruments, adjusted for any difference in terms. If a market price is not available, the fair value is estimated on the basis of valuation models. The table below summarizes our trading portfolios by valuation methodology as at October 31, 2005.
     Valuation models may incorporate multiple observable market inputs, including interest rates, foreign currency rates, equity and equivalent synthetic instrument prices, index levels, credit spreads, counterparty credit quality, corresponding market volatility levels, and other market-based pricing factors, as well as any appropriate, highly correlated proxy market valuation data.
     SOURCES OF FAIR VALUE

	Trading assets		Trading liabilities
	Securities		Securities
	purchased(1)	Derivatives(2)	sold(3)	Derivatives(2)

Fair value(4) based on:
Quoted market prices	97.8%	3.7%	100.0%	4.7%
Internal models with significant observable market parameters	1.6	95.4	—	94.0
Internal models with significant unobservable market parameters	0.6	0.9	—	1.3

Total	100.0%	100.0%	100.0%	100.0%

(1)	Reflected as trading securities on the consolidated balance sheets.

(2)	Reflected as derivative instruments market valuation on the consolidated balance sheets.

(3)	Reflected as obligations related to securities sold short on the consolidated balance sheets.

(4)	Inception revenue arising from marking to market embedded derivatives in equity-linked notes is recognized over ther term of the issued notes. As at October 31, 2005, the unamortized inception revenue is $85 million. These equity-linked notes are non-trading liabilities and therefore are not included in the analysis.
If the fair value of a derivative is not determinable based upon quoted market prices in an active market, and a suitable market proxy is not available, the transaction price would be considered to be the best indicator of market value, such that any gains or losses would be recognized only in future periods. Such gains or losses are recognized in income when the market quote or data become observable or through various appropriate methods over the life of the transaction.
     To ensure that valuations are appropriate, a number of policies and controls have been put in place. Independent validation of fair value is performed at least on a monthly basis. Valuations are verified to external sources such as exchange quotes, broker quotes or other management-approved independent pricing sources. Key model inputs, such as yield curves and volatilities, are independently verified. Valuation models used, including analytics for the construction of yield curves and volatility surfaces, are vetted and approved, consistent with our model risk policy.
     Management’s judgment is applied in the establishment of valuation adjustments that take into account various factors that may

86 Management’s Discussion and Analysis	CIBC Annual Accountability Report 2005 For what matters
have an impact on the valuation. Such factors include, but are not limited to, the bid-offer spread, illiquidity due to lack of market depth, parameter uncertainty and other market risks, model risk, credit risk and future administration costs.
Investment securities
Our investment securities include debt and equity securities over which we have no significant influence and retained interest in securitized assets.
     Equity investment securities are stated at cost, and debt investment securities and retained interest in securitized assets at amortized cost. They are subject to ongoing impairment reviews and are adjusted to reflect other-than-temporary declines in value. Factors that are reviewed for impairment assessment include, but are not limited to, operating performance and future expectations, liquidity and capital adequacy, external credit ratings, underlying asset quality deterioration, management changes, industry valuation levels for comparable public companies, and any changes in market and economic outlook. Realized gains and losses on disposal and write-downs to reflect other-than-temporary impairments in value are recognized in investment securities gains (losses).
Allowance for credit losses
Management establishes and maintains an allowance for credit losses that it considers the best estimate of probable credit-related losses existing in our portfolio of on- and off-balance sheet financial instruments, giving due regard to current conditions. The allowance for credit losses consists of specific and general components. Our allowance for credit losses is based on management’s assessment of probabilities of default, internal risk ratings (based on the borrowers’ financial stability, external credit ratings, management strength, earnings and operating environment), expected loss and recovery rates, and the degree of risk inherent in the loan portfolios.
Consumer loans
Management evaluates homogeneous loan portfolios (including residential mortgages, and personal and credit card and certain small business loan portfolios) for specific allowances by reference to historical ratios of write-offs to balances in arrears. Further analysis and evaluation of the allowance is performed to account for the aging of the portfolios, along with the impact of economic trends and conditions.
Business and government loans
For portfolios of large individual loans, management establishes specific allowances against impaired loans based on continuous monitoring. A loan is classified as impaired when management is of the opinion that there is no longer a reasonable assurance of the full and timely collection of principal and interest. Impaired loans are carried at their estimated net realizable value determined by discounting the expected future cash flows at the interest rate inherent in the loan. When the amount and timing of future cash flows cannot be estimated reliably, the impaired loan is carried at either the fair value of the security underlying the loan or the fair value of the loan.
General allowance
The general allowance is based on expected loss rates associated with different credit portfolios and the estimated time period for losses that are present but yet to be specifically identified to become evident, adjusted for management’s view of the current and ongoing economic and portfolio trends. The credit portfolios to which the general allowance applies include business loans and acceptances, consumer loans, and off-balance sheet credit instruments, such as credit commitments and letters of credit. The methodology for determining the appropriate level of the general allowance reflects a number of factors, including the portfolios’ size, expected loss rates associated with different credit portfolios, the relative risk profiles of the portfolios, estimates of the time periods over which losses that are present would be specifically identified and a specific provision taken, management’s view of current economic and portfolio trends, and evidence of credit quality improvements or deterioration. On a regular basis, the parameters that drive the general allowance calculation are updated, based on our experience and that of the market in general.
     Expected loss rates for business loan portfolios are based on the risk rating of each credit facility and on the probability of default factors associated with each risk rating, as well as estimates of loss given default. The probability of default factors reflect our historical experience over an economic cycle, and is supplemented by data derived from defaults in the public debt markets. Loss given default estimates are based on our experience over past years. For consumer loan portfolios, expected losses are based on our historical loss rates and aggregate balances. As at October 31, 2005, our model indicated a range of outcomes for the general allowance between $584 million and $1,033 million. The general allowance of $975 million, which represents our best estimate of losses inherent in our loan portfolios, was selected from within the range based on a qualitative analysis of the economic environment and the risk profile of the loan portfolios.
     For a further discussion of the methodologies used in establishing our allowance for credit losses, see the “Management of credit risk” section. For details of the allowance for credit losses, see Note 4 to the consolidated financial statements.
Securitizations and variable interest entities
We periodically transfer groups of loans or receivables to VIEs that issue securities to investors. These investors are entitled to a return of cash flows, based on the principal and interest provided by the group of loans or receivables transferred. This process is referred to as securitization.

CIBC Annual Accountability Report 2005 For what matters	Management’s Discussion and Analysis 87
     Securitizations are accounted for as sales when we surrender control of the transferred assets and receive consideration other than beneficial interests in the transferred assets.
     Gains or losses on transfers accounted for as sales depend, in part, upon the allocation of previous carrying amounts to assets sold and retained interest. These carrying amounts are allocated in proportion to the relative fair value of the assets sold and the retained interest. As market prices are generally not available for retained interest, we estimate fair value based on the present value of expected future cash flows. This requires management to estimate expected future cash flows, which incorporate expected credit losses, scheduled payment and prepayment rates, discount rates and other factors that influence the value of retained interest.
     There are two key accounting determinations to be made relating to securitizations. First, accounting rules require a determination to be made as to whether a transfer of a group of loans or receivables should be considered a sale or a secured borrowing for accounting purposes. Second, if considered a sale, a further decision is required as to whether a securitization VIE should be consolidated into our financial statements. If the activities of the VIE are sufficiently restricted to meet certain accounting requirements for it to be considered a QSPE, the entity is not consolidated under the requirements of the CICA AcG-15, “Consolidation of Variable Interest Entities.”
     On November 1, 2004, we adopted AcG-15, which provides guidance on applying consolidation principles to certain entities (other than QSPEs) that are subject to control on a basis other than ownership of voting interests. We had to exercise judgment in applying AcG-15 to determine which VIEs required consolidation under AcG-15 through identification of our variable interests and comparing them with other variable interests held by unrelated parties to determine if we were exposed to a majority of each of these entities’ expected losses or expected residual returns as defined under AcG-15. In applying the guidance for AcG-15, we consolidated certain VIEs in which we determined that we were exposed to a majority of the expected losses or residual returns. For additional details, see Note 6 to the consolidated financial statements.
     In applying the above noted guidelines for sale accounting and VIE consolidations, we have determined that all our securitizations qualify as sales and the related VIEs are not consolidated because they are QSPEs or we are not the primary beneficiary under AcG-15.
     We also administer several VIEs that purchase pools of third-party financial assets and are involved in other financial transactions involving VIEs.
     For additional information on our securitizations, including key economic assumptions used in measuring the fair value of retained interest and the sensitivity of the changes to those assumptions, see the “Off-balance sheet arrangements” section and Note 6 to the consolidated financial statements.
Asset impairment
Goodwill, other intangible assets and long-lived assets
Goodwill and other intangible assets with an indefinite life are subject to at least an annual assessment for impairment by applying a fair value-based test. An impairment loss is recognized to the extent that, at the reporting unit level, the carrying amount of goodwill exceeds the implied fair value. An acquired intangible asset should be separately recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, rented, or exchanged, regardless of the acquirer’s intent to do so. Determining the useful lives of intangible assets requires judgment and fact-based analysis.
     As at October 31, 2005, we had goodwill of $946 million (including $864 million allocated to retail brokerage and asset management under CIBC Retail Markets) and other intangible assets with an indefinite life amounting to $116 million, which are substantially related to business acquisitions made in previous years. The fair value of the reporting units and intangible assets with an indefinite life are derived from internally and externally developed valuation models, using a market or income approach. Under a market approach, the models consider various factors, including normalized earnings, projected forward earnings, price earnings multiples and book to market multiples. Under an income approach, the models consider various factors, including projected cash flows, terminal growth values and discount rates.
     Management uses judgment to estimate the fair value of the reporting units and intangible assets with an indefinite life. Imprecise estimates can affect the value reported for goodwill and other intangible assets with an indefinite life. If we were to change the key assumptions in these models adversely by 20% as at October 31, 2005, there would still be no impairment in our goodwill and other intangible assets with an indefinite life. For details of goodwill and other intangible assets, see Note 8 to the consolidated financial statements.
     In addition, we review for impairment our long-lived assets and other identifiable intangibles with a definite life whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. In performing the review for recoverability, management estimates the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, an impairment loss is recognized. Measurement of an impairment loss for long-lived assets and other identifiable intangibles would be based on the fair value of the asset.
Income taxes
     Management uses judgment in the estimation of income taxes and future income tax assets and liabilities. As part of the process of preparing our consolidated financial statements, we are required to estimate income taxes in each of the jurisdictions where we operate.

88 Management’s Discussion and Analysis	CIBC Annual Accountability Report 2005 For what matters
This process involves estimating actual current tax exposure, together with assessing temporary differences that result from the different treatments of items for tax and accounting purposes, and any tax loss carryforwards.
     As at October 31, 2005, we had available future income tax assets in excess of future income tax liabilities of $1.1 billion before a valuation allowance of $125 million. A substantial portion of our tax loss carryforwards originated from our U.S. operations. Under U.S. tax law, income tax loss carryforwards expire in 20 years from origination and capital loss carryforwards expire in five years from origination. In addition, as other future income tax assets naturally reverse into tax losses in the U.S., we will have five to 20 years from the date such temporary differences become tax losses to use them before they would begin to expire under current tax law.
     Management is required to assess whether it is more likely than not that future income tax assets will be realized prior to their expiration and, based on all the available evidence, determine if a valuation allowance is required on all or a portion of our future income tax assets. The factors used to assess the likelihood of realization are our past experience of income and capital gains, forecast of future net income before taxes, available tax planning strategies that could be implemented to realize the net future income tax assets and the remaining expiration period of tax loss carryforwards. We carry a valuation allowance of $125 million (2004: $201 million) related to a future income tax asset from our U.S. operations, primarily as a result of the effect of the acceleration of our loan sale program, a reduction in the investment securities portfolio and reduced interest income from a prolonged period of lower interest rates. Although realization is not assured, management believes, based on all the available evidence, it is more likely than not that the remaining future income tax assets will be realized prior to their expiration; our analysis indicates that they will be realized in three to five years. The amount of the future income tax asset considered realizable, however, could be reduced in the future if forecasted income and capital gains during the carryforward period is further reduced. Factors that may adversely affect our ability to achieve sufficient forecasted taxable income include, but are not limited to, a deterioration of capital and credit markets, loss of market share and higher expense levels, including litigation provisions.
     For details of our income taxes, see Note 19 to the consolidated financial statements.
Contingent liabilities
CIBC is a party to a number of legal proceedings, including regulatory investigations, in the ordinary course of its business. In certain of these matters, claims for substantial monetary damages are asserted against CIBC and its subsidiaries. In accordance with Canadian GAAP, amounts are accrued for the financial resolution of claims if, in the opinion of management, it is both likely that a future event will confirm that a liability had been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. In some cases, however, it is either not possible to determine whether such a liability has been incurred or to reasonably estimate the amount of loss until the case is closer to resolution, in which case no accrual can be made until that time. If the reasonable estimate of loss involves a range within which a particular amount appears to be a better estimate, that amount would be accrued. If no such better estimate within a range is indicated, the minimum amount in the range is required to be accrued. We regularly assess the adequacy of CIBC’s contingent liabilities accrual and make the necessary adjustments to incorporate new information as it becomes available. Adjustments to the accrual in any quarter may be material in situations where significant new information becomes available. While there exists an inherent difficulty in predicting the outcome of such matters, based on current knowledge and consultation with legal counsel, we do not expect that the outcome of any of these matters, individually or in aggregate, would have a material adverse effect on our consolidated financial position. However, the outcome of any such matters, individually or in aggregate, may be material to our operating results for a particular year. For further details, see Note 24 to the consolidated financial statements.
Employee future benefit assumptions
We are the sponsor of defined benefit pension and post-retirement benefit plans for eligible employees. The pension and post-retirement benefit expense and obligations are dependent upon assumptions used in calculating such amounts. These assumptions include discount rates, projected salary increases, expected return on assets, health care cost trend rates, turnover of employees, retirement age and mortality rates. These assumptions are reviewed annually in accordance with accepted actuarial practice and approved by management. The discount rate assumption used in determining pension and post-retirement benefit obligations and net benefit expense reflects the market yields, as of the measurement date, on high-quality debt instruments with cash flows that match expected benefit payments. The expected rate of return on the plan assets assumption is based on expected returns for the various asset classes, weighted by portfolio allocation. Anticipated future long-term performance of individual asset categories is considered, reflecting expected future inflation and expected real yields on fixed-income securities and equities. Other assumptions are based on actual plan experience and management’s best estimates.
     In accordance with Canadian GAAP, actual results that differ from the assumptions are accumulated and amortized over future periods and, therefore, generally affect recognized expense and the recorded obligation in future periods. As at October 31, 2005, the net amount of the unamortized actuarial losses was $1,053 million (2004: $860 million) in respect of the pension plans and $252 million (2004: $124 million) in respect of the other benefit plans.

CIBC Annual Accountability Report 2005 For what matters	Management’s Discussion and Analysis 89
     Our approach to managing our benefit plans is based upon a comprehensive framework to ensure that benefit plans are properly governed, managed and operated in each region. The framework is built upon an effective system that holds its decision-makers accountable for results under changing conditions. These plans are funded to or above the amounts required by relevant legislation. During 2005, we contributed $231 million (2004: $309 million) to the pension plans, which included $114 million (2004: $193 million) above the minimum required. For the year ended October 31, 2005, pension expense was $173 million (2004: $145 million). The post-retirement benefit plans are unfunded. CIBC funds benefit payments as incurred. For 2005, these benefit payments totalled $15 million (2004: $14 million). The long-term disability plan is funded through a health and welfare trust. During the year, we contributed $3 million (2004: $23 million) to this trust. Effective June 1, 2004, this plan was closed to new claims.
     For further details on our annual pension and post-retirement expense and liability, see Note 18 to the consolidated financial statements.
     For our Canadian plans, which represent greater than 90% of our pension and post-retirement benefit plans, the assumptions approved by management for the 2006 expense calculation include applying a discount rate of 5.25% for pension and post-retirement benefit plans and an expected long-term rate of return on plan assets of 6.50% for the defined benefit pension plan. These assumptions reflect the downward trend in market yields and represent a 1.00% to 1.25% decrease from the discount rate used to measure the 2005 expense and a 0.50% reduction in the expected long-term rate of return on assets used for the 2005 expense determination. The aggregate impact of these changes on expense recognition for 2006 is expected to be an increase of $78 million for the defined benefit pension plans and $15 million for the post-retirement benefit plan.
     Actual future experience different from that assumed or future changes in assumptions may affect our pension and other post-retirement benefit obligations and future expense. The following table outlines the potential impact of changes in certain key assumptions used in measuring the accrued benefit obligations and related expenses:
     2005 SENSITIVITY OF KEY ASSUMPTIONS

	Pension benefit plans		Other benefit plans
$ millions	Obligation	Expense	Obligation	Expense

Impact of a change of 0.5% in key assumptions:
Discount rate
Decrease in assumption	$229	$29	$59	$3
Increase in assumption	(206)	(27)	(52)	(2)
Expected long-term rate of return on plan assets
Decrease in assumption	n/a	13	n/a	1
Increase in assumption	n/a	(13)	n/a	(1)
Rate of compensation increase
Decrease in assumption	(66)	(14)	(1)	—
Increase in assumption	71	14	2	—

The sensitivity analysis contained in this table should be used with caution as the changes are hypothetical and the impact of changes in each key assumption may not be linear.

90 Management’s Discussion and Analysis	CIBC Annual Accountability Report 2005 For what matters
FINANCIAL AND OTHER INSTRUMENTS
As a leading North American financial institution that offers a broad range of products and services across retail banking, wealth management and investment banking, CIBC originates, manages and trades financial and other instruments on a routine basis while generating earnings through net interest, trading, investment and other fee income.
     Types of financial instruments involved include deposits, securities, loans, financial derivatives, acceptances, repurchase agreements, subordinated debt and preferred shares. Other instruments include commodity contracts. See Notes 3, 4, 5, 10, 12, 13, 14, 22, 23, 24 and 25 to the consolidated financial statements for details on these instruments.
     Financial and other instruments are used for both trading and non-trading activities.
     Trading activities include the purchase and sale of securities, and transacting in foreign exchange and other derivative instruments in the course of facilitating client trades and taking proprietary trading positions. We take limited proprietary trading positions in the interest rate, foreign exchange, debt, equity and commodity markets, with the objective of income generation through taking advantage of market pricing inefficiencies or by correctly anticipating future changes in these markets.
     Non-trading activities generally include the business of lending, long-term investing, funding and ALM.
     Lending activities involve the origination of multiple types of loans including personal, business, government, credit card and mortgages for the generation of interest as well as fee income.
     Instruments held for investment comprise debt and equity securities originally purchased with the intention of holding for a period of time and which may be sold in response to changes in investment objectives arising from changing market conditions or due to funding and liquidity considerations.
     In addition, to provide for funding needs for CIBC, financial instruments, such as deposits, subordinated debt and preferred shares, are taken or issued.
     Securitization of our own financial assets, such as mortgages and credit card receivables, provides us with another source of funding. Securitization may also reduce our risk exposure and provide regulatory capital relief. See Note 6 to the consolidated financial statements for details on securitizations.
     Derivatives, such as swaps, futures, forward rate agreements and option contracts, are utilized for trading or ALM purposes. When used for ALM purposes, these instruments are used for hedging activities or to modify characteristics of certain on-balance sheet assets and liabilities, and as hedges of firm commitments of anticipated transactions and net investment in foreign operations.
     The usage of financial and other instruments may either introduce or mitigate exposures to market, credit and/or liquidity risks. See the “Management of risk” section for details on how these risks are managed.
     Financial and other instruments are accounted for according to their purpose. Trading securities and trading derivatives are recorded at fair value in the consolidated financial statements. Investment securities are accounted for on a cost or an amortized cost basis, and adjusted to reflect other-than-temporary declines in value, on the consolidated balance sheets. Derivatives in effective hedge relationships are accounted for within the consolidated statements of operations in the same manner as the underlying financial instrument for which risk is being hedged. Derivatives that do not qualify for hedge accounting but are retained for economic hedging purposes are recorded at fair value on the consolidated balance sheets with changes in fair value recognized in other non-interest income or foreign exchange other than trading, as appropriate. Income and expenses arising from financial and other instruments are generally recorded within interest income, interest expense and/or non-interest income.
     For significant assumptions made in determining the valuation of financial and other instruments, see the “Critical accounting policies and estimates” section.

CIBC Annual Accountability Report 2005 For what matters	Management’s Discussion and Analysis 91
     REGULATORY DEVELOPMENTS
Our principal regulators include the federal, provincial and territorial governments in Canada, as well as the governments of the U.S. and other countries where we conduct business. Our activities are also regulated by securities regulators, such as the Canadian Securities Administrators (CSA) and the SEC; stock exchanges, such as the Toronto Stock Exchange (TSX) and New York Stock Exchange (NYSE); and various self-regulatory organizations. Important regulatory developments which affected us in 2005 are described below.
Corporate governance
Canadian and U.S. regulators continued to propose and adopt new laws relating to corporate governance and director and officer accountability.
     During 2005, the CSA adopted guidelines on corporate governance standards and implemented rules requiring disclosure of corporate governance practices. In addition, many of the provincial securities regulators, through the CSA, proposed rules regarding management reporting on internal control over financial reporting. These proposed rules are derived from section 404 of the Sarbanes-Oxley Act (SOX) in the U.S., including the SEC’s implementing rules. For the second year, we are voluntarily including in our Annual Accountability Report our management’s report on internal control over financial reporting and an attestation by our external auditors regarding management’s report.
     The NYSE issued amendments to its corporate governance rules. These amendments strengthened director and audit committee independence standards and provided for additional corporate governance disclosure.
     The Government of Canada proposed new financial services legislation that will amend the corporate governance framework for Canada’s federally regulated financial institutions, including banks. These proposals better align this framework to the framework applicable to other federally regulated companies and include provisions to clarify the role of directors and enhance the rights of shareholders.
Bank Act review
The Bank Act (Canada) is the federal legislation governing how banks operate in Canada. The Bank Act is reviewed and updated periodically, along with other financial services legislation, usually every five years. The last major revision of the Bank Act was completed in 2001.
     As part of its 2005 budget, the federal government announced the launch of a consultation process seeking input on how the Bank Act can be amended to enhance the interests of consumers, increase regulatory efficiency and adapt to new developments. We are participating in this consultation process. The review of the Bank Act is scheduled to be completed by October 2006.
Securities laws
Effective December 31, 2005, the Government of Ontario will proclaim into force amendments to the Securities Act (Ontario) that introduce civil liability for secondary market disclosure.
Basel II
The Basel Committee on Banking Supervision has provided guidance for changes to bank capital requirements for implementation by regulators in Canada and other jurisdictions. We are working on the implementation of these changes. For additional details, see the “Management of capital resources” section.

92 Management’s Discussion and Analysis	CIBC Annual Accountability Report 2005 For what matters
     ACCOUNTING DEVELOPMENTS
Changes in accounting policies
Variable interest entities
On November 1, 2004, we adopted the CICA AcG-15, “Consolidation of Variable Interest Entities,” which provides a framework for identifying a VIE and requires a primary beneficiary to consolidate a VIE. A primary beneficiary is the enterprise that absorbs a majority of the VIE’s expected losses or receives a majority of the VIE’s expected residual returns, or both.
     We were considered the primary beneficiary of VIEs with total assets of approximately $2.6 billion as at November 1, 2004. The consolidation of these VIEs resulted in an increase to assets and liabilities of approximately $2.5 billion as at November 1, 2004. This change in accounting policy resulted in an after-tax credit to opening retained earnings of $10 million ($21 million pre-tax) as at November 1, 2004, representing the difference between the net amount added to the consolidated balance sheet and the amount of any previously recognized interest in the newly consolidated entities. We were also considered the primary beneficiary of certain compensation trusts with assets of approximately $420 million as at November 1, 2004.
     Additional considerations regarding the guideline are detailed in Note 6 to the consolidated financial statements.
Liabilities and equity
On November 1, 2004, we retroactively adopted the amendments to the CICA handbook section, “Financial Instruments — Disclosure and Presentation.” The amended standard requires that preferred shares that are convertible into a variable number of common shares at the option of the holder be presented as liabilities rather than as equity, and dividend payments and premium on redemptions arising from such preferred shares be treated as interest expense within the consolidated statements of operations. The impact of the change is detailed in Note 1 to the consolidated financial statements.
Future accounting policy changes
Financial instruments
In January 2005, the CICA issued new accounting standards comprising handbook sections 3855 “Financial Instruments — Recognition and Measurement,” 3865 “Hedges,” 1530 “Comprehensive Income,” and 3251 “Equity,” which will become effective for CIBC beginning November 1, 2006.
     These standards provide guidance on the recognition, measurement and classification of financial assets, financial liabilities and non-financial derivatives. All financial assets, including derivatives, will be measured at fair value with the exception of loans, receivables and investments intended to be held to maturity, which should be measured at amortized cost.
     The new standards also establish the accounting requirement on hedges. Any hedge ineffectiveness will be recognized immediately to income.
     Other comprehensive income will be included on the consolidated balance sheets as a separate component of shareholders’ equity.
     The changes in carrying value of financial instruments as a result of adopting these new standards will be recognized in beginning retained earnings in the period of adoption. We are currently evaluating the impact of adopting these standards.
     For further details, see Note 29 to the consolidated financial statements.
     RELATED-PARTY TRANSACTIONS
In the ordinary course of business, we provide normal banking services to and enter into contractual arrangements and other transactions with affiliated companies on terms similar to those offered to non-related parties. Loans, at varied rates and terms, are made to directors and senior officers.
     For further details, see Note 21 to the consolidated financial statements.

CIBC Annual Accountability Report 2005 For what matters	Management’s Discussion and Analysis 93
     CONTROLS AND PROCEDURES
Disclosure controls and procedures
CIBC’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of CIBC’s disclosure controls and procedures (as defined in the rules of the SEC and the CSA) and has concluded that such disclosure controls and procedures are effective.
Management’s annual report on internal control over financial reporting
The following report is provided by management in respect of CIBC’s internal control over financial reporting (as defined in the rules of the SEC and the CSA):
(1)	CIBC’s management is responsible for establishing and maintaining adequate internal control over financial reporting for CIBC.
(2)	CIBC’s management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of CIBC’s internal control over financial reporting. Management believes that the COSO framework is a suitable framework for its evaluation of CIBC’s internal control over financial reporting because it is free from bias, permits reasonably consistent qualitative and quantitative measurements of CIBC’s internal controls, is sufficiently complete so that those relevant factors that would alter a conclusion about the effectiveness of CIBC’s internal controls are not omitted and is relevant to an evaluation of internal control over financial reporting.
(3)	Management has assessed the effectiveness of CIBC’s internal control over financial reporting, as at October 31, 2005, and has concluded that such internal control over financial reporting is effective. There are no material weaknesses in CIBC’s internal control over financial reporting that have been identified by management.
(4)	Ernst & Young LLP, who has audited the consolidated financial statements of CIBC for the year ended October 31, 2005, has also issued a report on financial statements and internal controls under Auditing Standard No. 2 of the Public Company Accounting Oversight Board (United States). This report is located on page 97 of this Annual Accountability Report.
Changes in internal control over financial reporting
There have been no changes in CIBC’s internal control over financial reporting during the year ended October 31, 2005, that have materially affected, or are reasonably likely to materially affect its internal control over financial reporting.

94 Consolidated Financial Statements	CIBC Annual Accountability Report 2005 For what matters
CONTENTS
95	Financial Reporting Responsibility

96	Independent Auditors’ Reports to Shareholders

98	Consolidated Balance Sheets

99	Consolidated Statements of Operations

100	Consolidated Statements of Changes in Shareholders’ Equity

101	Consolidated Statements of Cash Flows

102	Notes to the Consolidated Financial Statements
102	Note 1 — Summary of Significant Accounting Policies

108	Note 2 — Significant Disposition

108	Note 3 — Securities

110	Note 4 — Loans

111	Note 5 — Loans Held for Sale

111	Note 6 — Securitizations and Variable Interest Entities

115	Note 7 — Land, Buildings and Equipment

115	Note 8 — Goodwill and Other Intangible Assets

116	Note 9 — Other Assets

116	Note 10 — Deposits

117	Note 11 — Other Liabilities

117	Note 12 — Subordinated Indebtedness

118	Note 13 — Preferred Share Liabilities

119	Note 14 — Share Capital

122	Note 15 — Interest Rate Sensitivity

123	Note 16 — Trading Revenue

123	Note 17 — Stock-based Compensation

125	Note 18 — Employee Future Benefits

129	Note 19 — Income Taxes

131	Note 20 — Earnings (Loss) per Share

132	Note 21 — Related-party Transactions

132	Note 22 — Derivative Instruments

135	Note 23 — Fair Value of Financial Instruments

139	Note 24 — Commitments, Guarantees, Pledged Assets and Contingent Liabilities

142	Note 25 — Concentration of Credit Risk

143	Note 26 — Segmented Information

146	Note 27 — Reconciliation of Canadian and United States Generally Accepted Accounting Principles

150	Note 28 — Regulatory Matters

151	Note 29 — Future Canadian Accounting Policy Changes

CIBC Annual Accountability Report 2005 For what matters	Consolidated Financial Statements 95
     FINANCIAL REPORTING RESPONSIBILITY
The management of Canadian Imperial Bank of Commerce (CIBC) is responsible for the preparation of the Annual Accountability Report, which includes the consolidated financial statements, management’s discussion and analysis (MD&A) and other information, and for the timeliness and reliability of the information disclosed. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles as well as the requirements of the Bank Act. The MD&A has been prepared in accordance with the requirements of securities regulators including National Instrument 51-102 of the Canadian Securities Administrators, as well as Item 303 of Regulation S-K of the U.S. Securities Exchange Act and their related published requirements.
     The consolidated financial statements and MD&A, of necessity, contain items that reflect the best estimates and judgments of the expected effects of current events and transactions with appropriate consideration to materiality. All financial information appearing throughout the Annual Accountability Report is consistent with that in the consolidated financial statements.
     Management has developed and maintains effective systems, controls and procedures to ensure that information used internally and disclosed externally is reliable and timely. During the past year, we have continued to improve and document the design and operating effectiveness of internal control over external financial reporting. The results of our work have been subjected to audit by the shareholders’ auditors. As at year-end, we have determined that internal control over financial reporting is effective and CIBC has achieved compliance with the requirements set by the U.S. Securities and Exchange Commission (SEC) under section 404 of the U.S. Sarbanes-Oxley Act (SOX). CIBC initially achieved compliance with these requirements for the year ended October 31, 2004, two years in advance of the current effective date for these requirements. In compliance with Section 302 of SOX, CIBC’s Chief Executive Officer and Chief Financial Officer provide to the SEC a certification related to CIBC’s annual disclosure document in the U.S. (Form 40-F). The same certification is provided to the Canadian Securities Administrators.
     The Chief Auditor and his staff review and report on CIBC’s internal controls, including computerized information system controls and security, the overall control environment, and accounting and financial controls. The Chief Auditor has full and independent access to the Audit Committee.
     The Board of Directors oversees management’s responsibilities for financial reporting through the Audit Committee, which is composed of directors who are not officers or employees of CIBC. The Audit Committee reviews CIBC’s interim and annual consolidated financial statements and MD&A and recommends them for approval by the Board of Directors. Other key responsibilities of the Audit Committee include monitoring CIBC’s system of internal control, monitoring its compliance with legal and regulatory requirements, selecting the shareholders’ auditors and reviewing the qualifications, independence and performance of shareholders’ auditors and internal auditors.
     Ernst & Young LLP, the shareholders’ auditors, obtain an understanding of CIBC’s internal controls and procedures for financial reporting to plan and conduct such tests and other audit procedures as they consider necessary in the circumstances to express their opinions in the reports that follow. The shareholders’ auditors have full and independent access to the Audit Committee to discuss their audit and related matters.
     The Office of the Superintendent of Financial Institutions, Canada, examines and enquires into the business and affairs of CIBC as deemed necessary to ensure that the provisions of the Bank Act, having reference to the safety of depositors and creditors of CIBC, are being duly observed and that CIBC is in sound financial condition.

Gerald T. McCaughey	T.D. Woods
President and Chief Executive Officer	Chief Financial Officer	November 30, 2005

96 Consolidated Financial Statements	CIBC Annual Accountability Report 2005 For what matters
     INDEPENDENT AUDITORS’ REPORTS TO SHAREHOLDERS
REPORT ON FINANCIAL STATEMENTS
We have audited the consolidated balance sheets of Canadian Imperial Bank of Commerce (CIBC) as at October 31, 2005 and 2004 and the consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the years in the three year period ended October 31, 2005. These financial statements are the responsibility of CIBC’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of CIBC as at October 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three year period ended October 31, 2005 in conformity with Canadian generally accepted accounting principles.
     As explained in Note 1 to the consolidated financial statements, CIBC adopted the accounting guideline for the consolidation of variable interest entities.
     We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of CIBC’s internal control over financial reporting as of October 31, 2005, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 30, 2005 expressed an unqualified opinion thereon.
Ernst & Young LLP
Chartered Accountants
Toronto, Canada
November 30, 2005

CIBC Annual Accountability Report 2005 For what matters	Consolidated Financial Statements 97
REPORT ON INTERNAL CONTROLS UNDER STANDARDS OF THE PUBLIC COMPANY ACCOUNTING
OVERSIGHT BOARD (UNITED STATES)
We have audited management’s assessment included on page 93 of this Annual Accountability Report, that Canadian Imperial Bank of Commerce (CIBC) maintained effective internal control over financial reporting as at October 31, 2005, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). CIBC’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of CIBC’s internal control over financial reporting based on our audit.
     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
     A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenses of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.
     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
     In our opinion, management’s assessment that CIBC maintained effective internal control over financial reporting as of October 31, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, CIBC maintained, in all material respects, effective internal control over financial reporting as of October 31, 2005 based on the COSO criteria.
     We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of CIBC as at October 31, 2005 and 2004 and the consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the years in the three year period ended October 31, 2005 and our report dated November 30, 2005 expressed an unqualified opinion thereon.
Ernst & Young LLP
Chartered Accountants
Toronto, Canada
November 30, 2005

98 Consolidated Financial Statements	CIBC Annual Accountability Report 2005 For what matters
     CONSOLIDATED BALANCE SHEETS

$ millions, as at October 31	2005	2004

ASSETS
Cash and non-interest-bearing deposits with banks	$1,310	$1,374

Interest-bearing deposits with banks	10,542	10,829

Securities (Note 3)
Investment	14,342	15,517
Trading	53,422	51,799

	67,764	67,316

Securities borrowed or purchased under resale agreements	18,514	18,165

Loans (Note 4)
Residential mortgages	77,216	72,592
Personal	28,198	26,311
Credit card	6,655	8,689
Business and government	31,350	31,737
Allowance for credit losses	(1,636)	(1,825)

	141,783	137,504

Other
Derivative instruments market valuation (Note 23)	20,309	23,710
Customers’ liability under acceptances	5,119	4,778
Land, buildings and equipment (Note 7)	2,136	2,107
Goodwill (Note 8)	946	1,055
Other intangible assets (Note 8)	199	244
Other assets (Note 9)	11,748	11,682

	40,457	43,576

	$280,370	$278,764

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits (Note 10)
Personal	$73,790	$72,049
Business and government	108,409	106,705
Bank	10,535	11,823

	192,734	190,577

Other
Derivative instruments market valuation (Note 23)	20,128	23,990
Acceptances	5,119	4,778
Obligations related to securities sold short	14,883	12,220
Obligations related to securities lent or sold under repurchase agreements	14,325	16,790
Other liabilities (Note 11)	16,002	13,258

	70,457	71,036

Subordinated indebtedness (Note 12)	5,102	3,889

Preferred share liabilities (Notes 1, 13)	600	1,043

Non-controlling interests	746	39

Shareholders’ equity
Preferred shares (Note 14)	2,381	1,783
Common shares (Note 14)	2,952	2,969
Contributed surplus	58	59
Foreign currency translation adjustments	(327)	(376)
Retained earnings	5,667	7,745

	10,731	12,180

	$280,370	$278,764

The accompanying notes are an integral part of these consolidated financial statements.

Gerald T. McCaughey	Gary F. Colter
President and Chief Executive Officer	Director

CIBC Annual Accountability Report 2005 For what matters	Consolidated Financial Statements 99
     CONSOLIDATED STATEMENTS OF OPERATIONS

$ millions, for the years ended October 31	2005	2004	2003

Interest income
Loans	$7,640	$7,551	$8,138
Securities borrowed or purchased under resale agreements	1,107	524	528
Securities	2,173	1,961	2,375
Deposits with banks	336	152	135

	11,256	10,188	11,176

Interest expense
Deposits	4,346	3,391	3,776
Other liabilities	1,668	1,219	1,567
Subordinated indebtedness	239	212	203
Preferred share liabilities (Notes 1, 13)	66	108	113

	6,319	4,930	5,659

Net interest income	4,937	5,258	5,517

Non-interest income
Underwriting and advisory fees	727	797	870
Deposit and payment fees	794	760	713
Credit fees	346	314	386
Card fees	317	407	359
Investment management and custodial fees	391	353	340
Mutual fund fees	690	615	536
Insurance fees	265	176	168
Commissions on securities transactions	912	892	884
Trading revenue (Note 16)	801	618	627
Investment securities gains (losses) (Note 3)	577	236	(107)
Income from securitized assets	362	191	216
Foreign exchange other than trading	555	280	273
Other (Note 2)	799	878	681

	7,536	6,517	5,946

Total revenue	12,473	11,775	11,463

Provision for credit losses (Note 4)	706	628	1,143

Non-interest expenses
Employee compensation and benefits	4,324	4,399	4,417
Occupancy costs	641	634	605
Computer and office equipment	1,166	1,138	1,143
Communications	324	331	360
Advertising and business development	260	279	289
Professional fees	325	326	241
Business and capital taxes	118	138	133
Other (Note 24)	3,682	1,006	940

	10,840	8,251	8,128

Income before income taxes and non-controlling interests	927	2,896	2,192
Income tax expense (Note 19)	789	790	239

	138	2,106	1,953
Non-controlling interests	170	15	3

Net (loss) income	$(32)	$2,091	$1,950

Earnings (loss) per share (in dollars) (Note 20) — Basic	$(0.46)	$5.60	$5.21
— Diluted	$(0.46)	$5.53	$5.18
Dividends per common share (in dollars) (Note 14)	$2.66	$2.20	$1.64

The accompanying notes are an integral part of these consolidated financial statements.

100 Consolidated Financial Statements	CIBC Annual Accountability Report 2005 For what matters
     CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

$ millions, for the years ended October 31	2005	2004	2003

Preferred shares (Note 14)
Balance at beginning of year	$1,783	$1,650	$1,100
Issue of preferred shares	731	133	550
Conversion of preferred shares	(133)	—	—

Balance at end of year	$2,381	$1,783	$1,650

Common shares (Note 14)
Balance at beginning of year	$2,969	$2,950	$2,842
Issue of common shares	134	162	108
Purchase of common shares for cancellation	(140)	(154)	—
Treasury shares	(11) (1)	11	—

Balance at end of year	$2,952	$2,969	$2,950

Contributed surplus
Balance at beginning of year	$59	$50	$26
Stock option expense	8	9	24
Stock options exercised	(9)	(6)	—
Net premium on treasury shares	—	6	—

Balance at end of year	$58	$59	$50

Foreign currency translation adjustments
Balance at beginning of year	$(376)	$(180)	$42
Foreign exchange gains (losses) from investment in subsidiaries and other items	667	(1,241)	(3,201)
Foreign exchange (losses) gains from hedging activities	(738)	1,662	4,391
Income tax benefit (expense)	120	(617)	(1,412)

Balance at end of year	$(327)	$(376)	$(180)

Retained earnings
Balance at beginning of year, as previously reported	$7,745	$7,601	$6,335
Adjustment for change in accounting policy	10 (2)	6 (3)	—

Balance at beginning of year, as restated	7,755	7,607	6,335
Net (loss) income	(32)	2,091	1,950
Dividends (Note 14)	(1,027)	(881)	(666)
Premium on purchase of common shares for cancellation	(1,035)	(1,084)	—
Other	6	12	(18)

Balance at end of year	$5,667	$7,745	$7,601

Shareholders’ equity at end of year	$10,731	$12,180	$12,071

(1)	Assets and liabilities in the form of CIBC common shares amounting to approximately $312 million, held within certain compensation trusts, have been offset. Refer to Note 6 for more details.

(2)	Represents the effect of implementing the Canadian Institute of Chartered Accountants (CICA) Accounting Guideline (AcG) 15, “Consolidation of Variable Interest Entities.” Refer to Note 1 for more details.

(3)	Represents the effect of implementing the CICA AcG-17, “Equity-linked Deposit Contracts” in 2004. Refer to Note 1 for more details.
The accompanying notes are an integral part of these consolidated financial statements.

CIBC Annual Accountability Report 2005 For what matters	Consolidated Financial Statements 101
     CONSOLIDATED STATEMENTS OF CASH FLOWS

$ millions, for the years ended October 31	2005	2004	2003

Cash flows provided by (used in) operating activities
Net (loss) income	$(32)	$2,091	$1,950
Adjustments to reconcile net (loss) income to cash flows provided by (used in) operating activities:
Provision for credit losses	706	628	1,143
Amortization of buildings, furniture, equipment and leasehold improvements	214	264	275
Amortization of intangible assets	12	16	20
Stock-based compensation	5	58	114
Restructuring reversal, net	—	(18)	(31)
Future income taxes	252	139	309
Investment securities (gains) losses	(577)	(236)	107
Gains on divestitures	(115)	—	(53)
Write-down relating to Air Canada contract	—	—	128
(Gains) losses on disposal of land, buildings and equipment	(8)	4	(1)
Changes in operating assets and liabilities
Accrued interest receivable	21	187	332
Accrued interest payable	393	245	(374)
Amounts receivable on derivative contracts	3,404	(914)	1,921
Amounts payable on derivative contracts	(3,900)	2,045	(2,849)
Net change in trading securities	(259)	483	(7,654)
Current income taxes	173	(2,706)	293
Restructuring payments	—	(52)	(336)
Insurance proceeds received	—	11	80
Other, net	(398)	2,470	3,227

	(109)	4,715	(1,399)

Cash flows provided by (used in) financing activities
Deposits, net of withdrawals	2,157	2,447	(8,500)
Obligations related to securities sold short	2,663	561	3,223
Net obligations related to securities lent or sold under repurchase agreements	(2,465)	(2,503)	9,678
Issue of subordinated indebtedness	1,300	1,250	250
Redemption/repurchase of subordinated indebtedness	(65)	(493)	(484)
Redemption of preferred share liabilities	(445)	(630)	(200)
Issue of preferred shares, net of conversions	598 (1)	133	550
Issue of common shares	134	162	108
Purchase of common shares for cancellation	(1,175)	(1,238)	—
Net proceeds from treasury shares (purchased)/sold	(11)	11	—
Dividends	(1,027)	(881)	(666)
Other, net	282	(522)	(219)

	1,946	(1,703)	3,740

Cash flows provided by (used in) investing activities
Interest-bearing deposits with banks	287	(1,968)	(649)
Loans, net of repayments	(13,927)	(13,040)	(5,121)
Proceeds from securitizations	10,187	8,834	5,280
Purchase of investment securities	(8,238)	(12,977)	(24,009)
Proceeds from sale of investment securities	7,138	11,377	21,396
Proceeds from maturity of investment securities	2,894	3,138	5,050
Net securities borrowed or purchased under resale agreements	(349)	1,664	(3,809)
Proceeds from divestitures	347	—	181
Purchase of land, buildings and equipment	(263)	(235)	(265)
Proceeds from disposal of land, buildings and equipment	28	18	3

	(1,896)	(3,189)	(1,943)

Effect of exchange rate changes on cash and non-interest-bearing deposits with banks	(5)	(42)	(105)

Net increase (decrease) in cash and non-interest-bearing deposits with banks during year	(64)	(219)	293
Cash and non-interest-bearing deposits with banks at beginning of year	1,374	1,593	1,300

Cash and non-interest-bearing deposits with banks at end of year	$1,310	$1,374	$1,593

Cash interest paid	$5,926	$4,685	$6,033
Cash income taxes paid (recovered)	$364	$3,356	$(364)

(1)	Includes issue of $331 million Class A Series 29 Preferred Shares (consisting of $133 million conversion of Class A Series 28 Preferred Shares and $198 million in cash on exercise of Series 29 Purchase Warrants).
The accompanying notes are an integral part of these consolidated financial statements.

102 Notes to the Consolidated Financial Statements	CIBC Annual Accountability Report 2005 For what matters
     Note 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Canadian Imperial Bank of Commerce and its subsidiaries (CIBC) prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (GAAP).
     A reconciliation of the impact on assets, liabilities, shareholders’ equity and net income arising from differences between Canadian and U.S. GAAP is provided in Note 27.
     The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the balance sheet date, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.
     The following paragraphs describe our significant accounting policies. New accounting policies which have been adopted are described in the “Accounting changes” section of this note.
Basis of consolidation
The consolidated financial statements include the accounts of all subsidiaries and variable interest entities (VIEs) for which we are determined to be the primary beneficiary. Inter-company balances and transactions have been eliminated. Non-controlling interests in subsidiaries and consolidated VIEs are included as a separate line item on the consolidated balance sheets and statements of operations.
     Investments in companies, including investments over which we have significant influence, are accounted for by the equity method, and are included in other assets. Our share of earnings from these investments is included in other non-interest income.
     Investments over which we exercise joint control are accounted for using the proportionate consolidation method, whereby our share of the assets, liabilities, revenue and expenses of these joint ventures is included in the consolidated financial statements.
Foreign currency translation
Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at prevailing exchange rates at the dates of the consolidated financial statements. Revenue and expenses are translated using average monthly exchange rates. Realized and unrealized gains and losses arising from the translation are included in the consolidated statements of operations.
     Assets and liabilities of foreign operations with a functional currency other than the Canadian dollar are translated into Canadian dollars using month-end exchange rates at balance sheet dates, while revenue and expenses of these foreign operations are translated into Canadian dollars at the average monthly exchange rates. Exchange gains and losses arising from the translation of foreign operations and from the results of hedging these positions, net of applicable taxes, are reported in foreign currency translation adjustments, which is a component of shareholders’ equity.
     A future income tax asset or liability is not recognized in respect of a translation gain or loss arising from an investment in a foreign subsidiary, where the gain or loss is not expected to be realized in the foreseeable future.
     An appropriate portion of the accumulated exchange gains and losses and any applicable taxes in foreign currency translation adjustments is recognized into income where there is a reduction in the net investment in a foreign operation.
Securities
Investment securities comprise debt and equity securities, including investments over which we have no significant influence, purchased with the intention of holding for a period of time in accordance with our originally established investment objectives but which may be sold in response to changes in such investment objectives arising from changing market conditions. Equity securities are stated at cost and debt securities at amortized cost. Realized gains and losses on disposal, determined on an average cost basis, and write-downs to reflect other-than-temporary impairments in value are included in investment securities gains (losses). Realized and unrealized gains on securities used in hedging activities are included in earnings in the same period as the earnings from the items hedged.
     Dividends and interest income on all securities, including the amortization of premiums and discounts on debt securities held for investment, are included in interest income.
     Trading securities are purchased for resale generally within a short period of time and are stated at fair value. Fair value is determined based on market value or, where market prices are not readily available, on quoted market prices for similar securities or on other third-party evidence, as available. Gains and losses realized on disposal and unrealized gains and losses from market fluctuations are included in trading activities. Dividends and interest income are included in interest income.
     Obligations related to securities sold short are recorded as liabilities and are carried at fair value. Realized and unrealized gains and losses on securities sold short that are used in hedging activities are included in earnings in the same period as the earnings from the items hedged. Realized and unrealized gains and losses on securities sold short for trading purposes are included in trading revenue.
Securities borrowed or purchased under resale agreements and obligations related to securities lent or sold under repurchase agreements
Securities purchased under resale agreements are treated as collateralized lending as they represent the purchase of securities effected with a simultaneous agreement to sell them back at a future date, which is generally near term. Interest income is accrued and separately disclosed in the consolidated statements of operations. Obligations related to securities sold under repurchase agreements are treated as collateralized borrowing and represent the borrowing equivalent of securities purchased under resale agreements. Interest expense is accrued and reflected in interest expense -other liabilities.
     The right to receive back cash collateral paid and the obligation to return cash collateral received on borrowing and lending of securities are recorded as securities borrowed and securities lent under repurchase agreements, respectively. We monitor the market value of the securities borrowed and lent on a daily basis and call for additional collateral when appropriate. Interest on cash collateral paid and received is recorded in interest income and interest expense, respectively.
Loans
Loans are stated net of unearned income and allowance for credit losses except for loans that are designated as trading. Interest income is recognized on an accrual basis.

CIBC Annual Accountability Report 2005 For what matters	Notes to the Consolidated Financial Statements 103
Loan fees and origination costs
Fees relating to loan origination, including commitment, restructuring and renegotiation fees, are considered an integral part of the yield earned on the loan, and are deferred as unearned income and amortized to interest income over the term of the loan. Incremental direct costs for originating or acquiring a loan are netted against origination fees. Deferred loan origination costs that exceed fees are recognized within other assets and amortized to interest income over the term of the loan. Fees received for commitments that are not expected to result in a loan are included in non-interest income over the commitment period. Loan syndication fees are included in non-interest income on completion of the syndication arrangement, provided that the yield on the portion of the loan we retain is at least equal to the average yield earned by the other lenders involved in the financing; otherwise, an appropriate portion of the fee is deferred as unearned income and amortized to interest income to produce an equal average yield over the term of the loan.
Impaired loans
We classify loans as impaired when, in our opinion, there is no longer reasonable assurance of the timely collection of the full amount of principal and interest. Generally, loans on which repayment of principal or payment of interest is contractually 90 days in arrears are automatically considered impaired unless they are fully secured and in the process of collection. Notwithstanding management’s assessment of collectibility, such loans are considered impaired if payments are 180 days in arrears. Exceptions are as follows:
•	Credit card loans are not classified as impaired but are instead fully written off when payments are contractually 180 days in arrears.

•	Loans guaranteed or insured by the Canadian government, the provinces or a Canadian government agency are classified as impaired only when payments are contractually 365 days in arrears.
When a loan is classified as impaired, accrual of interest ceases. All uncollected interest is recorded as part of the loan’s carrying value for the purpose of determining the loan’s estimated realizable value and establishing allowances for credit losses. No portion of cash received on any impaired loan is recorded as income until such time as any prior write-off has been recovered and any specific allowance has been reversed, and it is determined that the principal and interest are fully collectible in accordance with the original contractual terms of the loan.
     Impaired loans are carried at their estimated net realizable values determined by discounting the expected future cash flows at the interest rate inherent in the loan. When the amount and timing of future cash flows cannot be estimated reliably, the loan is carried at either the fair value of the security underlying the loan or the fair value of the loan.
Allowance for credit losses
We establish and maintain an allowance for credit losses that we consider the best estimate of probable credit-related losses existing in our portfolio of on- and off-balance sheet financial instruments, giving due regard to current conditions. The allowance for credit losses consists of specific and general components.
Specific allowance
We conduct ongoing credit assessments of the business and government loan portfolio on an account-by-account basis and establish specific allowances when impaired loans are identified. Residential mortgages, personal loan and credit card, and certain small business loan portfolios consist of large numbers of homogeneous balances of relatively small amounts, for which specific allowances are established by reference to historical ratios of write-offs to balances in arrears.
General allowance
The general allowance is provided for losses which we estimate are inherent in the portfolio at the balance sheet date, but not yet identified and, therefore, not yet captured in the determination of specific allowances.
     The credit portfolios to which the general allowance applies include business loans and acceptances, consumer loans, and off-balance sheet credit instruments, such as credit commitments and letters of credit.
     The general allowance is established based on expected loss rates associated with different credit portfolios at different risk levels and the estimated time period for losses that are present but yet to be specifically identified, adjusting for our view of the current and ongoing economic and portfolio trends.
     Expected loss rates for business loan portfolios are based on the risk rating of each credit facility and on the probability of default factors associated with each risk rating, as well as estimates of loss given default. The probability of default factors reflects our historical experience over an economic cycle, and is supplemented by data derived from defaults in the public debt markets. Loss given default estimates are based on our experience over past years. For consumer loan portfolios, expected losses are based on our historical loss rates and aggregate balances.
     The level of the general allowance is determined by a number of factors, including the size, relative risk profiles and changes in credit quality of the portfolios, as well as economic trends. The parameters that drive the general allowance calculation are updated regularly, based on our experience and that of the market in general.
Loans designated as trading
Loans designated as trading are purchased or originated either for resale generally within a short period of time or to hedge other elements of the trading book. These trading loans are stated at fair value. Fair value is determined based on market prices or, where market prices are not readily available, fair value is estimated using pricing models that are based on current market data, wherever possible. Gains and losses realized on disposition and unrealized gains and losses from market fluctuations are included in trading revenue. Interest income from loans that are designated as trading is included in interest income.
Loans held for sale
Loans transferred into a held for sale portfolio are recorded at the lower of their carrying or fair values on a loan-by-loan basis. Losses on transfer to loans held for sale determined to be credit related are charged to the provision for credit losses. Losses determined to be other than credit related are charged to other non-interest income. Subsequent to transfer, each loan held for sale is revalued at the lower of its fair value or carrying amount at initial designation as held for sale. Unrealized gains or losses arising from subsequent revaluations and realized gains and losses on sale are recognized in other non-interest income.
Securitizations
Securitizations are accounted for as sales when we surrender control of the transferred assets and receive consideration other than beneficial interests in the transferred assets. When such sales occur, we may retain interest-only strips, one or more subordinated tranches and, in some cases, a cash reserve account, all of which are considered retained interests in the securitized assets.

104 Notes to the Consolidated Financial Statements	CIBC Annual Accountability Report 2005 For what matters
     Gains or losses on transfers accounted for as sales are recognized in non-interest income and depend, in part, upon the allocation of previous carrying amounts to assets sold and retained interests. These carrying amounts are allocated in proportion to the relative fair value of the assets sold and retained interests. Quoted market prices, if available, are used to obtain fair value. However, as market prices are generally not available for retained interests, we estimate fair value based on the present value of expected future cash flows. This may require us to estimate credit losses, the rate of prepayments, forward yield curves, discount rates and other factors that influence the value of retained interests.
     Retained interests in securitized assets are classified as investment securities and stated at their original carrying amounts, and are reviewed for impairment on a quarterly basis.
     Non-interest income from securitized assets comprises income from retained interests, losses under recourse arrangements and servicing income, and is reported separately in the consolidated statements of operations.
Derivative instruments
We use derivatives in two broadly defined activities: trading and asset/liability management (ALM).
Derivatives held for trading purposes
Our derivative trading activities are primarily driven by client trading activities. Clients transact with CIBC as part of their own risk management, investing and trading activities. To facilitate these activities, we act as a derivatives dealer or market maker, and are prepared to transact with clients by quoting bid and offer prices. We also take limited proprietary trading positions in the interest rate, foreign exchange, debt, equity and commodity markets, with the objective of earning income.
     All financial and commodity derivative instruments held for trading purposes are stated at fair value. Quoted market prices, when available, are used to determine the fair value of derivatives held for trading. Otherwise, fair value is estimated, using pricing models that are based on current market quotations, where available. Where appropriate, the estimates include a valuation adjustment to cover market, model and credit risks, as well as administrative costs. Gains at inception of derivative transactions are recognized when the fair value of those derivatives are obtained from quoted market prices, are supported by reference to other observable market transactions, or are based upon valuation techniques that incorporate either directly observable market data or highly correlated and observable proxy market data. Realized and unrealized trading gains and losses are included in trading activities. Derivatives with positive fair value are reported as assets, while derivatives with negative fair value are reported as liabilities, in both cases as derivative instruments market valuation.
     Gains at inception on derivatives embedded in financial instruments (hybrid instruments) bifurcated for accounting purposes are not recognized at inception, instead they are amortized over the life of the hybrid instrument.
Derivatives held for ALM purposes
We use derivative instruments, primarily interest rate swaps and, to a lesser degree, futures, forward rate agreements and options contracts, to manage financial risks, such as movements in interest rates and foreign exchange rates. These instruments are used for hedging activities, including offsetting or modifying the interest rate risk of specific non-trading on-balance sheet assets and liabilities, or groups of non-trading on-balance sheet assets and liabilities, and as hedges of firm commitments or anticipated transactions.
Derivatives that qualify for hedge accounting
In order for derivatives to qualify for hedge accounting, the hedge relationship must be designated and formally documented at its inception, outlining the particular risk management objective and strategy, the specific asset, liability or cash flow being hedged, as well as how effectiveness is assessed. Hedge relationships are designated as a fair value hedge, a cash flow hedge, or a hedge of foreign currency exposure of a net investment in a foreign operation. The derivatives must be effective in offsetting either changes in the fair value or cash flow attributable to the risk being hedged both at inception and over the term of the hedging relationship.
     When derivative instruments have been designated within a hedge relationship and are highly effective in offsetting the identified risk characteristics of specific financial assets and liabilities, or groups of financial assets and liabilities, hedge accounting is applied to these derivative instruments. Hedge accounting requires that gains, losses, revenue and expenses of a hedging item be recognized in the same period that the associated gains, losses, revenue and expenses of the hedged item are recognized. For interest rate swaps, this accounting treatment generally results in interest income or expense on non-trading on-balance sheet assets and liabilities being reflected in the consolidated statements of operations at their hedged rates rather than their original contractual interest rates. Derivative instruments designated within effective hedge relationships are generally included at their accrued values in other assets or other liabilities.
     Certain deposits, whose values are determined based on an underlying non-equity based index or asset, are accounted for on a modified accrual basis. Under this method, the carrying value of these deposits is adjusted to reflect changes in the current value of the underlying index or asset, subject to a minimum guaranteed redemption value, if any. These adjustments are recorded as interest expense. Derivatives that hedge the fair value of these deposits are carried at fair value. Amounts arising from these derivatives are deferred and then recognized in interest expense to offset changes in the carrying value of those deposits.
     Foreign currency derivative instruments that hedge foreign currency exposures arising from foreign currency denominated assets and liabilities are revalued each month, using the spot foreign exchange rate, and are included in other assets or other liabilities. Resulting gains and losses are recognized as foreign exchange other than trading within non-interest income. The hedged items are also revalued using the spot foreign exchange rate, with the resulting gains or losses recognized as foreign exchange other than trading within non-interest income.
     Foreign currency forward contracts that hedge foreign currency exposures arising from net investments in foreign operations are revalued each month, using the spot foreign exchange rate, and are included in other assets or other liabilities. Resulting gains and losses, net of applicable taxes, are recognized in foreign currency translation adjustments. Any premium or discount resulting from differences between the contracted forward and spot foreign exchange rates due to interest rate differentials is amortized in foreign exchange other than trading within non-interest income.
     Realized and unrealized gains and losses on derivative instruments used to hedge firm commitments or anticipated transactions are deferred and recognized as income when the committed or anticipated transactions occur. An anticipated transaction can be hedged only when the transaction is specifically identified, and it is probable that the anticipated transaction will occur.
     Premiums paid for options used for hedging purposes are generally amortized over the life of the contract or the term of the hedge, as appropriate.

CIBC Annual Accountability Report 2005 For what matters	Notes to the Consolidated Financial Statements 105
     A hedge relationship is terminated if the hedge ceases to be effective; if the underlying asset or liability being hedged is derecognized or if it is no longer probable that the anticipated transaction will occur and the derivative instrument is still outstanding; or if the hedge relationship is dedesignated.
     If a hedge relationship is terminated, any difference between the fair value and the carrying value of the hedging derivatives upon termination is deferred in other assets or other liabilities. The deferred amount is recognized into income or expense on the same basis as gains, losses, revenue and expenses of the previously hedged item, generally by amortization over the remaining term of the hedged asset or liability.
Derivatives that do not qualify for hedge accounting
Derivatives held for ALM purposes that do not meet the requirements for hedge accounting are marked-to-market and stated at fair value. Derivatives with positive fair value are reported as assets, while derivatives with negative fair value are reported as liabilities, in both cases as derivative instruments market valuation. Gains and losses on these derivatives are included in other non-interest income or foreign exchange other than trading, as appropriate.
Offsetting of financial assets and financial liabilities
Financial assets and financial liabilities are presented net when we have a legally enforceable right to set off the recognized amounts and intend to settle on a net basis or to realize the asset and settle the liability simultaneously.
Acceptances and customers’ liability under acceptances
Acceptances constitute a liability of CIBC on negotiable instruments issued to third parties by our customers. We earn a fee for guaranteeing and then making the payment to the third parties. The amounts owed to us by our customers in respect of these guaranteed amounts are reflected in assets as customers’ liability under acceptances.
Land, buildings and equipment
Land is reported at cost. Buildings, furniture, equipment and leasehold improvements are reported at cost less accumulated amortization. Amortization is recorded on a straight-line basis as follows:

Buildings	40 years
Computer equipment and software	2 to 7 years
Office furniture and other equipment	4 to 15 years
Leasehold improvements	Over estimated useful life
Gains and losses on disposal are reported in other non-interest income.
Goodwill and other intangible assets
We use the purchase method of accounting for all business combinations. Identifiable intangible assets are recognized separately from goodwill and included in other intangible assets. Goodwill represents the excess of the purchase price over the fair value of the net tangible and other intangible assets acquired in business combinations. Goodwill is allocated to the reporting unit that is expected to benefit from the synergies of the business combination. Reporting units comprise business operations with similar economic characteristics and strategies. Goodwill and other intangible assets with an indefinite life are not amortized but are subjected to impairment review at least annually and, if impaired, are written down to fair value.
     The impairment test for goodwill is based on a comparison of the carrying amount of the reporting unit, including the allocated goodwill, with its fair value. This fair value is determined using a market or income valuation approach incorporating factors such as projected cash flows, projected forward earnings and/or price earnings multiples. When the carrying amount of a reporting unit exceeds its fair value, any impairment of goodwill is measured by comparing the carrying value of the goodwill with its implied fair value. The implied fair value of goodwill is the excess of the fair value of the reporting unit over the fair value of its net tangible and other intangible assets.
     The impairment test for an other intangible asset with an indefinite life is carried out by comparing its carrying amount with its fair value, measured using valuation models which incorporate factors such as projected cash flows and market comparables.
     Other intangible assets with a definite life are amortized over their estimated useful lives, generally not exceeding 20 years, and are also subjected to an assessment for impairment.
Future income taxes
We use the asset and liability method to provide for income taxes. The asset and liability method requires that income taxes reflect the expected future tax effect of temporary differences between the carrying amounts of assets or liabilities and their tax bases. Future income tax assets and liabilities are determined for each temporary difference and for unused losses for tax purposes, as applicable, at rates expected to be in effect when the asset is realized or the liability is settled. A valuation allowance is established, if necessary, to reduce the future income tax asset to an amount that is more likely than not to be realized.
Employee future benefits
We are the sponsor of a number of employee benefit plans. These plans include both defined benefit and defined contribution pension plans, and various other post-retirement and post-employment benefit plans.
Defined benefit plans
We accrue our obligations for defined benefit plans and related costs, net of plan assets. The cost of pensions and other post-retirement benefits earned by employees is actuarially determined using the projected benefit method prorated on service and our best estimate of expected return on plan assets, salary escalation, retirement ages of employees, mortality and expected health-care costs. The discount rate used to value liabilities is based on market rates as at the measurement date.
     The expected return on plan assets is based on our best estimate of the long-term expected rate of return on plan assets and a market-related value of plan assets. The market-related value of plan assets is determined using a methodology where the difference between the actual and expected market value of plan assets is recognized over three years.
     Past service costs from plan amendments are amortized on a straight-line basis over the expected average remaining service period over which employees become fully eligible for benefits, since it is expected that we will realize economic benefit from these plan changes during this period.
     Net actuarial gains and losses that exceed 10% of the greater of the accrued benefit obligation or the market-related value of plan assets are also amortized on a straight-line basis over the expected average remaining service life of covered employees. Experience will often deviate from the actuarial assumptions resulting in actuarial gains or losses.
     The expected average remaining service life of employees covered by the defined benefit pension plans is 12 years (2004: 11 years). The expected average remaining service life of employees covered by the other benefit plans is 14 years (2004: 15 years).
     Accrued benefit asset or liability represent the cumulative difference between the expense and funding contributions and is included in other assets and other liabilities.

106 Notes to the Consolidated Financial Statements	CIBC Annual Accountability Report 2005 For what matters
     A valuation allowance is recognized when the accrued benefit asset for any plan is greater than the future economic benefit expected to be realized from sponsoring the plan. A change in the valuation allowance is recognized in the consolidated statements of operations for the period in which the change occurs.
     When the restructuring of a defined benefit plan gives rise to both a curtailment and a settlement of obligations, the curtailment is accounted for prior to the settlement.
Defined contribution plans
Costs for defined contribution plans are recognized into income during the period in which the service is provided.
Stock-based compensation
We provide compensation to directors and certain employees in the form of stock options and/or share-based awards.
     We use the fair value-based method to account for stock options granted to employees. The value is recognized over the applicable vesting period as an increase to compensation expense and contributed surplus. When the options are exercised, the proceeds received by CIBC, together with the amount in contributed surplus, are credited to common share capital. No expense was recognized for stock options granted prior to November 1, 2001; when these options are exercised, the proceeds received by CIBC are recorded as common share capital.
     Up to 50% of options relating to the Employee Stock Option Plan granted prior to 2000 can be exercised as stock appreciation rights (SARs). SARs obligations, which arise from changes in the market price of CIBC’s common shares, are recorded in compensation expense with a corresponding accrual in other liabilities. If SARs are exercised as purchases of shares, the exercise price, together with the relevant amount in other liabilities, representing the value of shares at the market price, is credited to common share capital.
     Compensation expense in respect of share-based awards under the Restricted Share Program which meet certain criteria, is recognized in the year for which the grant is made, in an amount equal to the total to be transferred to the trust in respect of the current year allocations. Compensation expense in respect of special grants is recognized over the applicable vesting period. Amounts paid under the directors’ plans are charged to compensation expense. Obligations relating to deferred share units under the directors’ plans change with CIBC’s common share price, and the change is recognized as a compensation expense or credit in the period in which the change occurs.
     Our contribution under the Employee Share Purchase Plan (ESPP) is expensed as incurred.
Earnings per share
Basic earnings per share (EPS) is determined as net income minus dividends and premiums on preferred shares, divided by the weighted-average number of common shares outstanding for the period.
     Diluted EPS is determined as net income minus dividends and premiums on preferred shares, divided by the weighted-average number of diluted common shares outstanding for the period. Diluted common shares reflect the potential dilutive effect of exercising the stock options based on the treasury stock method. The treasury stock method determines the number of incremental common shares by assuming that the average outstanding stock options, whose exercise price is less than the average market price of CIBC’s common stock during the period, are exercised and then reduced by the number of common shares assumed to be repurchased with the exercise proceeds. Year-to-date incremental common shares are computed by taking a weighted average of the number of incremental common shares included in each interim period.
Non-interest income
Underwriting and advisory fees and commissions on securities transactions are recognized as revenue when the related services are performed. Deposit and payment fees and insurance fees are recognized over the period that the related services are provided.
     Card fees primarily include interchange income, late fees, cash advance fees and annual fees. Card fees are recognized as billed, except for annual fees which are recognized over a 12-month period.
     Investment management and custodial, and mutual fund fees are included as fees for services. Investment management and custodial fees are primarily investment, estate and trust management fees and are recorded on an accrual basis. Accordingly, prepaid fees are deferred and amortized over the contract term. Mutual fund fees are recorded on an accrual basis.
Accounting changes
2005
Variable
interest entities
On November 1, 2004, we adopted the Canadian Institute of Chartered Accountants (CICA) Accounting Guideline (AcG) 15, “Consolidation of Variable Interest Entities,” which provides a framework for identifying a variable interest entity (VIE) and requires a primary beneficiary to consolidate a VIE. A primary beneficiary is the enterprise that absorbs a majority of the VIE’s expected losses or receives a majority of the VIE’s expected residual returns, or both.
     We were considered the primary beneficiary of VIEs with total assets of approximately $2.6 billion as at November 1, 2004. The consolidation of these VIEs resulted in an increase to assets and liabilities of approximately $2.5 billion as at November 1, 2004. This change in accounting policy resulted in an after-tax credit to opening retained earnings of $10 million ($21 million pre-tax) as at November 1, 2004, representing the difference between the net amount added to the consolidated balance sheet and the amount of any previously recognized interest in the newly consolidated entities. We were also considered the primary beneficiary of certain compensation trusts with assets of approximately $420 million as at November 1, 2004.
     Additional considerations regarding the guideline are detailed in Note 6.
Liabilities and equity
On November 1, 2004, we retroactively adopted the amendments to the CICA handbook section, “Financial Instruments — Disclosure and Presentation.” The amended standard requires that preferred shares that are convertible into a variable number of common shares at the option of the holder be presented as liabilities rather than as equity, and dividend payments and premium on redemptions arising from such preferred shares be treated as interest expense within the consolidated statements of operations. The impact of the change is detailed below:
CONSOLIDATED BALANCE SHEETS

$ millions, as at October 31	2005	2004

Increase in preferred share liabilities	$600	$1,043
Decrease in preferred shares included within shareholders’ equity	(600)	(1,043)

CIBC Annual Accountability Report 2005 For what matters	Notes to the Consolidated Financial Statements 107
CONSOLIDATED STATEMENTS OF OPERATIONS AND CHANGES IN SHAREHOLDERS’ EQUITY

$ millions, for the years ended October 31	2005		2004	2003

Increase in interest expense	$66		$108	$113
Decrease in net income	66		108	113

Decrease in preferred share dividends	51	(1)	90	105
Decrease in preferred share premiums	15		18	8

Impact on net income applicable to common shareholders	$—		$—	$—

Impact of EPS (basic and diluted)	$—		$—	$—

(1)	Total preferred share dividends were $52 million (Note 13), net of a tax recovery of $1 million.
2004
Hedge accounting
On November 1, 2003, we adopted the CICA AcG-13, “Hedging Relationships,” and the Emerging Issues Committee abstract (EIC) 128, “Accounting for Trading, Speculative or Non-hedging Derivative Financial Instruments.” AcG-13 provides detailed guidance on the identification, designation, documentation and effectiveness of hedging relationships, for the purposes of applying hedge accounting and the discontinuance of hedge accounting. EIC-128 requires that any derivative financial instrument not designated within an AcG-13 compliant hedging relationship be measured at fair value with changes in fair value recorded in income.
     Upon adoption of AcG-13, all hedging relationships that ceased to be eligible for hedge accounting were terminated as of that date. In compliance with the transitional provisions of AcG-13, the difference between the carrying and fair values of all hedging instruments in these hedging relationships was deferred for amortization over the hedge terms, ranging primarily from one to five years. The impact of recognizing derivatives at fair value in respect of hedge relationships that were terminated as of November 1, 2003, resulted in an increase in derivative instruments market valuation assets and liabilities of $763 million and $920 million, respectively, and an increase to other liabilities and other assets of $763 million and $920 million, respectively.
Equity-linked deposit contracts
On November 1, 2003, we adopted the CICA AcG-17, “Equity-linked Deposit Contracts.” This guideline pertains to certain deposit obligations, such as equity-linked GICs or equity-linked notes where the deposit obligation varies according to the performance of certain equity levels or indices. These deposit obligations may be subject to a guaranteed minimum redemption amount, such as the obligation to return the investor’s initial investment at maturity. Under AcG-17, we separate or bifurcate the equity-linked deposit contracts into an embedded derivative and a residual discounted deposit instrument. The embedded derivative is measured at fair value with changes in fair value recorded in other non-interest income. The discounted deposit instrument is accreted to par principal value at maturity with the expense recorded in interest expense. Upon adoption of AcG-17, the change in carrying value of the deposit obligations and any adjustments resulting from the cessation of hedge accounting have been credited to opening retained earnings. This resulted in a $6 million after-tax credit to opening retained earnings ($9 million pre-tax).
Mortgage commitments
Concurrent with the November 1, 2003 adoption of the CICA AcG-13, we voluntarily changed our accounting policy for residential mortgage interest rate commitments. These commitments are given out to our retail clients at no charge in contemplation of borrowing to finance the purchase of homes under mortgages to be funded by CIBC in the future. These commitments are usually extended for periods of up to 90 days and generally entitle the borrower to receive funding at the lower of the interest rate at the time of the commitment and the rate applicable at funding date. We use financial instruments, such as interest rate derivatives, to economically hedge our exposure to an increase in interest rates. Under this change in accounting policy, we carry both our liability to the retail client (based on an estimate of the commitments expected to be exercised) and the associated economic hedges at fair value with changes in the fair value of both recorded in other non-interest income. In addition, as the commitments are an integral part of the mortgage, both their initial fair value and their fair value upon funding, if any, are recognized over the life of the mortgages that result. The impact of this change in accounting policy on consolidated financial statements was not significant.
Generally accepted accounting principles
On November 1, 2003, we prospectively adopted the CICA handbook section 1100, “Generally Accepted Accounting Principles.” The section establishes standards for financial reporting in accordance with GAAP, and provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP. As a result of the adoption of this section, the following changes in accounting policies were applied prospectively:
•	We began to equity account for investments where we have an ability to exert significant influence in the decision-making process of the investee. The impact of the change on the consolidated financial statements was not significant.

•	We commenced the treasury stock method of accounting for CIBC share positions held within trading portfolios. As a result, common shares increased by $11 million as at October 31, 2004 and contributed surplus increased by $6 million during the year.

•	Beginning November 1, 2003, any debt or deposit instruments issued by CIBC that are held within trading portfolios are treated as a reduction of the appropriate debt or deposit obligation. Upon subsequent resale of the instruments, any gains or losses are deferred and amortized over their remaining lives. The impact of the change on the consolidated financial statements was not significant.

•	Certain payment clearing amounts due from and due to financial institutions previously included in other liabilities are treated separately as cash and deposit liabilities with banks, respectively. The impact of the change on the consolidated balance sheets was not significant.
Prior year financial information
Certain prior year financial information has been reclassified to conform with the presentation adopted in the current year.
Future accounting policy changes
A description of future Canadian accounting policy changes is provided in Note 29. A description of future U.S. accounting policy changes is provided in Note 27.

108 Notes to the Consolidated Financial Statements	CIBC Annual Accountability Report 2005 For what matters
     Note  2 SIGNIFICANT DISPOSITION
Juniper Financial Corp.
In 2004, we purchased the remaining common shares of Juniper Financial Corp. (Juniper), a U.S. credit card company, from non-management shareholders and exercised our option to purchase shares from the remaining non-controlling preferred shareholders. As a result, goodwill and other intangible assets, in the form of credit card relationships (customer relationships), increased by $22 million and $10 million, respectively.
     On December 1, 2004, we sold Juniper to Barclays Bank PLC for gross consideration of US$293 million and recognized a gain of $115 million ($64 million after-tax) on the sale, which is included in other non-interest income. Prior to the sale, we had a 98% interest in Juniper and Juniper’s senior management owned the remaining 2%. The sale will not have a significant impact on our ongoing results of operations.
Note 3 SECURITIES

	Residual term to contractual maturity
	Within 1 year		1 to 5 years		5 to 10 years		Over 10 years		No specific maturity		2005 total		2004 total
	Carrying		Carrying		Carrying		Carrying		Carrying		Carrying		Carrying
$ millions, as at October 31	value	Yield(1)	value	Yield(1)	value	Yield(1)	value	Yield(1)	value	Yield(1)	value	Yield(1)	value	Yield(1)

Investment securities
Securities issued or guaranteed by:
Canadian federal government	$905	2.9%	$859	3.1%	$—	—%	$56	8.0%	$—	—%	$1,820	3.2%	$4,047	4.1%
Other Canadian governments	13	3.1	11	3.2	—	—	541	6.2	—	—	565	6.0	364	6.3
U.S. Treasury	19	3.0	89	3.5	4,826	3.6	—	—	—	—	4,934	3.6	4,988	3.6
Other U.S. agencies	13	3.7	—	—	167	6.9	748	6.6	—	—	928	6.6	1,060	6.6
Other foreign governments	12	3.5	119	9.1	119	5.8	—	—	—	—	250	7.3	289	7.3
Mortgage-backed securities(2)	32	7.1	3,386	3.6	159	6.0	645	4.2	—	—	4,222	3.8	2,741	4.4
Asset-backed securities	4	5.9	275	3.6	85	3.6	—	—	—	—	364	3.6	219	4.8
Corporate debt	90	3.7	23	2.0	5	6.1	—	—	—	—	118	3.5	188	3.1
Corporate equity	9	5.6	197	5.0	10	3.0	—	—	95	—	311	—	509	2.5
Private debt	129	7.1	54	10.7	234	4.5	13	13.1	6	12.8	436	6.4	573	6.2
Private equity	—	—	—	—	—	—	—	—	394	—	394	—	539	—

Total debt securities Carrying value	$1,217		$4,816		$5,595		$2,003		$6		$13,637		$14,469
Fair value	$1,226		$4,856		$5,267		$2,130		$10		$13,489		$14,697

Total equity securities Carrying value	$9		$197		$10		$—		$489		$705		$1,048
Fair value(3)	$9		$200		$9		$—		$704		$922		$1,556

Total investment securities
Carrying value	$1,226		$5,013		$5,605		$2,003		$495		$14,342		$15,517
Fair value(3)	$1,235		$5,056		$5,276		$2,130		$714		$14,411		$16,253

Trading securities(4)
Securities issued or guaranteed by:
Canadian federal government	$6,091		$2,912		$169		$326		$—		$9,498		$11,181
Other Canadian governments	344		1,300		520		611		25		2,800		2,621
U.S. Treasury and agencies	2,600		1,521		240		146		—		4,507		3,851
Other foreign governments	31		32		147		2		—		212		182
Mortgage-backed securities(5)	80		115		75		1,273		21		1,564		1,653
Asset-backed securities	528		78		233		62		—		901		1,586
Corporate debt	4,931		1,755		760		1,106		1		8,553		8,903
Corporate equity	—		—		—		—		25,387		25,387		21,822

Total trading securities	$14,605		$7,713		$2,144		$3,526		$25,434		$53,422		$51,799

Total securities
Carrying value	$15,831		$12,726		$7,749		$5,529		$25,929		$67,764		$67,316
Fair value(3)	$15,840		$12,769		$7,420		$5,656		$26,148		$67,833		$68,052

(1)	Represents the weighted-average yield, which is determined by applying the weighted average of the book yields of individual fixed income securities and the stated dividend rates of corporate and private equity securities.

(2)	Includes securities issued or guaranteed by government, having a carrying value of $3.6 billion (2004: $1.9 billion) and a fair value of $3.6 billion (2004: $1.9 billion).

(3)	The fair value of publicly traded equity investment securities does not take into account any adjustments for resale restrictions that expire within one year, adjustments for liquidity or future expenses.

(4)	As trading securities are recorded at fair value, carrying value equals fair value.

(5)	Includes securities issued or guaranteed by government, having a carrying value of $42 million (2004: $33 million).

CIBC Annual Accountability Report 2005 For what matters	Notes to the Consolidated Financial Statements 109
FAIR VALUE OF INVESTMENT SECURITIES

				2005				2004
	Carrying	Unrealized	Unrealized	Fair	Carrying	Unrealized	Unrealized	Fair
$ millions, as at October 31	value	gains	losses	value	value	gains	losses	value

Securities issued or guaranteed by:
Canadian federal government	$1,820	$12	$(3)	$1,829	$4,047	$93	$(3)	$4,137
Other Canadian governments	565	79	—	644	364	55	(1)	418
U.S. Treasury	4,934	—	(341)	4,593	4,988	—	(176)	4,812
Other U.S. agencies	928	56	—	984	1,060	107	—	1,167
Other foreign governments	250	28	—	278	289	47	—	336
Mortgage-backed securities(1)	4,222	31	(5)	4,248	2,741	57	(2)	2,796
Asset-backed securities	364	7	—	371	219	5	(1)	223
Corporate debt	118	—	—	118	188	1	—	189
Corporate equity(2)	311	109	(7)	413	509	428	(7)	930
Private debt	436	23	(35)	424	573	60	(14)	619
Private equity	394	178	(63)	509	539	154	(67)	626

	$14,342	$523	$(454)	$14,411	$15,517	$1,007	$(271)	$16,253

(1)	Includes securities issued or guaranteed by government, with a carrying value of $3.6 billion (2004: $1.9 billion) and a fair value of $3.6 billion (2004: $1.9 billion).

(2)	Includes certain securities hedged by forward sale contracts with maturities in 2006. The unrealized gains related to these securities would decrease by $18 million (2004: $15 million) as a result of these hedges.
For investments where the fair value is less than the carrying value, the following table presents current fair value and associated unrealized losses for periods less than 12 months and 12 months or longer:

	Less than 12 months		12 months or longer			Total
		Gross		Gross		Gross
	Fair	unrealized	Fair	unrealized	Fair	unrealized
$ millions, as at October 31	value	losses	value	losses	value	losses

Investment securities
Securities issued or guaranteed by:
Canadian federal government	$1,135	$(3)	$—	$—	$1,135	$(3)
Other Canadian governments	24	—	—	—	24	—
U.S. Treasury	1	—	4,485	(341)	4,486	(341)
Other U.S. agencies	—	—	—	—	—	—
Other foreign governments	4	—	—	—	4	—
Mortgage-backed securities	1,419	(5)	19	—	1,438	(5)
Asset-backed securities	—	—	—	—	—	—
Corporate debt	89	—	—	—	89	—
Corporate equity	126	(7)	1	—	127	(7)
Private debt	197	(35)	3	—	200	(35)
Private equity	125	(55)	6	(8)	131	(63)

	$3,120	$(105)	$4,514	$(349)	$7,634	$(454)

As at October 31, 2005, the carrying value of 100 investment securities exceeded their fair value by $454 million. The securities that have been in a gross unrealized loss position for more than a year include 12 securities, with a gross unrealized loss of $349 million.
     We have determined that any unrealized losses on our investment securities are temporary in nature. We conduct a quarterly review to identify and evaluate investments that show indications of possible impairment. An investment is considered impaired if its fair value falls below its cost, and the decline is considered other-than-temporary. Factors considered in determining whether a loss is temporary include the length of time and extent to which fair value has been below cost; financial condition and near-term prospects of the issuer; and our ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery.
     The review of impairment generally entails:
•	Identification and evaluation of investments with indications of possible impairment
•	Analysis of individual investments that have a fair value of less than cost or amortized cost, including consideration of the length of time the investment has been in an unrealized loss position
•	Discussion of evidential matter, including an evaluation of factors or triggers that would or could cause individual investments to qualify as having other-than-temporary impairments
•	Documentation of the results of these analyses

110 Notes to the Consolidated Financial Statements	CIBC Annual Accountability Report 2005 For what matters
The following table presents realized gains, losses and impairment write-downs on investment securities:
INVESTMENT SECURITIES GAINS (LOSSES)

$ millions, for the years ended October 31	2005	2004	2003

Realized gains	$725	$494	$281
Realized losses	(41)	(74)	(42)
Impairment write-downs	(107)	(184)	(346)

Investment securities gains (losses)	$577	$236	$(107)

     Note  4 LOANS(1)

					2005					2004
	Gross	Specific	General	Total		Gross	Specific	General	Total
$ millions, as at October 31	amount	allowance	allowance	allowance	Net total	amount	allowance	allowance	allowance	Net total

Residential mortgages	$77,216	$18	$19	$37	$77,179	$72,592	$17	$22	$39	$72,553
Personal(2)	28,198	262	349	611	27,587	26,311	237	285	522	25,789
Credit card	6,655	101	106	207	6,448	8,689	133	209	342	8,347
Business and government(3)	31,350	280	501	781	30,569	31,737	413	509	922	30,815

	$143,419	$661	$975	$1,636	$141,783	$139,329	$800	$1,025	$1,825	$137,504

(1)	Loans are net of unearned income of $123 million (2004: $171 million).

(2)	Includes $336 million (2004: $312 million), including a non-recourse portion of approximately $117 million (2004: $151 million), relating to loans to certain individuals while employed by CIBC to finance a portion of their participation in funds which make private equity investments on a side-by-side basis with CIBC and its affiliates. These loans are secured by the borrowers’ interest in the funds. Of these, $200 million (2004: $160 million) relate to individuals who are no longer employed by CIBC.

(3)	Includes $3.0 billion (2004: $1.9 billion) designated as trading.
LOAN MATURITIES

	Residual term to contractual maturity
	Within	1 to 5	5 to 10	Over	2005
$ millions, as at October 31	1 year	years	years	10 years	Total

Residential mortgages	$6,652	$64,430	$5,551	$583	$77,216
Personal	15,566	11,387	1,017	228	28,198
Credit card	6,655	—	—	—	6,655
Business and government	13,309	12,843	3,968	1,230	31,350

	$42,182	$88,660	$10,536	$2,041	$143,419

Sensitivity of loans due after one year to changes in interest rates
Fixed interest rates		$24,867	$6,167	$1,223	$32,257
Floating interest rates		63,793	4,369	818	68,980

		$88,660	$10,536	$2,041	$101,237

ALLOWANCE FOR CREDIT LOSSES

	Specific allowance			General allowance			Total allowance
$ millions, as at or for the years ended October 31	2005	2004	2003	2005	2004	2003	2005	2004	2003

Balance at beginning of year	$803	$856	$1,039	$1,025	$1,100	$1,250	$1,828	$1,956	$2,289
Provision for (reversal of) credit losses	756	703	1,293	(50)	(75)	(150)	706	628	1,143
Write-offs	(1,001)	(960)	(1,312)	—	—	—	(1,001)	(960)	(1,312)
Recoveries	124	215	182 (1)	—	—	—	124	215	182
Transfer to loans held for sale (Note 5)	—	—	(292)	—	—	—	—	—	(292)
Foreign exchange and other adjustments	(19)	(11)	(54)	—	—	—	(19)	(11)	(54)

Balance at end of year	$663	$803	$856	$975	$1,025	$1,100	$1,638	$1,828	$1,956

Comprised of: Loans	$661	$800	$852	$975	$1,025	$1,100	$1,636	$1,825	$1,952
Letters of credit(2)	2	2	1	—	—	—	2	2	1
Loan substitute securities(3)	—	1	3	—	—	—	—	1	3

(1)	Includes credit protection purchased from third parties.

(2)	Allowance on letters of credit is included in other liabilities.

(3)	Allowance on loan substitute securities is included in securities.

CIBC Annual Accountability Report 2005 For what matters	Notes to the Consolidated Financial Statements 111
IMPAIRED LOANS

			2005			2004
	Gross	Specific		Gross	Specific
$ millions, as at October 31	amount	allowance	Net total	amount	allowance	Net total

Residential mortgages	$141	$18	$123	$120	$17	$103
Personal(1)	292	262	30	266	237	29
Credit card(1)	—	101	(101)	—	133	(133)
Business and government	516	280	236	722	413	309

Total impaired loans	949	661	288	1,108	800	308
Loan substitute securities	—	—	—	1	1	—

Total impaired loans and loan substitute securities(2)	$949	$661	$288	$1,109	$801	$308

(1)	Specific allowances for large numbers of homogeneous balances of relatively small amounts are established by reference to historical ratios of write-offs to balances outstanding. This may result in negative net impaired loans, as individual loans are generally classified as impaired when repayment of principal or payment of interest is contractually 90 days in arrears.

(2)	Average balance of gross impaired loans and loan substitute securities amounts to $1.0 billion (2004: $1.2 billion).
As at October 31, 2005, other past due loans totalled $54 million (2004: $55 million), of which $54 million (2004: $54 million) were in Canada and nil (2004: $1 million) were outside Canada. Other past due loans, excluding credit card loans and government-guaranteed loans, are loans where repayment of principal or payment of interest is contractually in arrears between 90 and 180 days. These loans have not been classified as impaired loans because they are both fully secured and in the process of collection. If the number of days in arrears reaches 180, the loans become impaired notwithstanding the security held.
     As at October 31, 2005, the interest entitlements on loans classified as impaired totalled $64 million (2004: $73 million; 2003: $60 million), of which $58 million (2004: $57 million; 2003: $44 million) were in Canada and $6 million (2004: $16 million; 2003: $16 million) were outside Canada. During the year, interest recognized on loans before being classified as impaired totalled $63 million (2004: $73 million; 2003: $49 million), of which $62 million (2004: $63 million; 2003: $34 million) was in Canada and $1 million (2004: $10 million; 2003: $15 million) was outside Canada.
     Note 5  LOANS HELD FOR SALE
In 2003, we transferred business and government loans amounting to $2.1 billion, and total authorizations of $2.9 billion, with the associated allowance for credit losses of $64 million into a held for sale portfolio. On transfer, the loans held for sale were further reduced by a provision for credit losses of $228 million and losses of $23 million recorded in other non-interest income.
     During 2004, we sold loans held for sale amounting to $1.3 billion (2003: $493 million), with total authorizations of $2.0 billion (2003: $925 million) for a gain of $142 million (2003: $22 million), which was included in other non-interest income.
     During the year, the remaining authorizations were sold.
     Note 6  SECURITIZATIONS AND VARIABLE INTEREST ENTITIES
Securitizations
Residential mortgages
We securitize fixed — and variable-rate residential mortgages through the creation of mortgage-backed securities. Upon sale of these securities, a net gain or loss is recognized in income from securitized assets. We retain responsibility for servicing the mortgages and recognize revenue as these services are provided. There are no expected credit losses as the mortgages are guaranteed. The following table summarizes our securitization and sales activity:

$ millions, for the years ended October 31	2005	2004	2003

Securitized	$10,178	$7,900	$4,700
Sold	7,876	7,327	4,370
Net cash proceeds	7,842	7,282	4,354
Retained interest(1)	170	153	106
Gain on sale, net of transaction costs	32	52	42

Retained interest assumptions:
Prepayment rate (annually)	12.0 — 39.0%	12.0 — 40.0%	12.0 — 42.6%
Discount rate	2.6 — 4.2%	2.4 — 4.6%	3.7 — 4.4%
Expected credit losses	n/a	n/a	n/a

(1)	Reported in investment securities on the consolidated balance sheets. n/a — not applicable as these mortgages are guaranteed.

112 Notes to the Consolidated Financial Statements	CIBC Annual Accountability Report 2005 For what matters
Credit cards
We securitize credit card receivables through a trust that issues securities. We maintain the credit card client servicing responsibilities for the securitized credit card receivables and recognize revenue as these services are provided. The following table summarizes our securitization activity:

$ millions, for the years ended October 31	2005	2004		2003

Securitized and sold	$2,345 (1)	$1,551		$926
Net cash proceeds	2,345 (1)	1,552		926
Retained interest(2)	210	163	(3)	68
Gain on sale, net of transaction costs	18	—		1

Retained interest assumptions:
Prepayment rate (monthly)	43.9%	42.5	%(3)	20.4 — 43.8%
Discount rate	9.0%	9.0	%(3)	9.0 — 17.0%
Expected credit losses	3.7%	4.0	%(3)	3.4 — 5.4%

(1)	Net of $350 million related to the wind-down of a previous securitization.

(2)	Reported in investment securities on the consolidated balance sheets.

(3)	Retained interest for 2004 includes Juniper. However, assumptions exclude Juniper due to its impending disposition in December 2004 (Note 2).
A servicing asset or liability is not generally recognized in these securitizations because we receive adequate compensation for the servicing that we provide with respect to the transferred assets.
     The following table summarizes certain cash flows as a result of securitization activity:

		Commercial	Residential	Credit
$ millions, for the years ended October 31		mortgages	mortgages	card loans

2005	Proceeds from new securitizations	$—	$7,842	$2,345
	Proceeds from collections reinvested in previous credit card securitizations	—	—	11,957
	Servicing fees received	2	37	46
	Other cash flows received on retained interests	—	142	271

2004	Proceeds from new securitizations	$—	$7,282	$1,552
	Proceeds from collections reinvested in previous credit card securitizations	—	—	6,571
	Servicing fees received	4	25	34
	Other cash flows received on retained interests	—	95	63

2003	Proceeds from new securitizations	$—	$4,354	$926
	Proceeds from collections reinvested in previous credit card securitizations	—	—	8,733
	Servicing fees received	5	11	35
	Other cash flows received on retained interests	1	52	108

Key economic assumptions used in measuring the fair value of retained interests in securitizations and the sensitivity of the current fair value of residual cash flows to changes in those assumptions are set out in the table below.
     The sensitivities are hypothetical and should be viewed with caution, as changes in fair value based on variations in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value of the retained interests, is calculated without changing any other assumptions. Changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

CIBC Annual Accountability Report 2005 For what matters Notes to the Consolidated Financial Statements 113

		Commercial		Residential	Credit
$ millions, as at October 31		mortgages		mortgages	card loans	(1)

2005	Carrying amount of retained interests	$—		$264	$309
	Fair value of retained interests	n/a		273	309
	Weighted-average remaining life (in years)	n/a		3	0.2
	Prepayment/payment rate	n/a	(2)	7.0-39.0%	43.9	%(3)
	Impact on fair value of a 10% adverse change	—		(12)	(2)
	Impact on fair value of a 20% adverse change	—		(23)	(4)
	Expected credit losses	n/a		n/a (4)	3.7%
	Impact on fair value of a 10% adverse change	—		—	(3)
	Impact on fair value of a 20% adverse change	—		—	(6)
	Residual cash flows discount rate (annual rate)	n/a		3.1-4.9%	9.0%
	Impact on fair value of a 10% adverse change	—		(1)	—
	Impact on fair value of a 20% adverse change	—		(2)	—

2004	Carrying amount of retained interests	$11		$231	$107
	Fair value of retained interests	15		248	108
	Weighted-average remaining life (in years)	1		4	0.2
	Prepayment/payment rate	n/a	(2)	7.0 - 39.0%	42.5	%(3)
	Impact on fair value of a 10% adverse change	—		(10)	(1)
	Impact on fair value of a 20% adverse change	—		(20)	(2)
	Expected credit losses	—		n/a (4)	4.0%
	Impact on fair value of a 10% adverse change	—		—	(1)
	Impact on fair value of a 20% adverse change	—		—	(3)
	Residual cash flows discount rate (annual rate)	4.2%		2.6 - 5.7%	9.0%
	Impact on fair value of a 10% adverse change	—		(1)	—
	Impact on fair value of a 20% adverse change	—		(2)	—

(1)	2004 does not include $63 million carrying value of retained interests for Juniper, due to its impending disposition in December 2004 (Note 2).

(2)	Not applicable as these retained interests are not subject to prepayment risk.

(3)	Monthly payment rate.

(4)	Not applicable as these mortgages are guaranteed.
Static pool credit losses include actual incurred and projected credit losses divided by the original balance of securitized loans. The following table summarizes our expected static pool credit losses:

		Commercial	Residential	Credit
% of outstanding loans, as at October 31		mortgages	mortgages(1)	card loans

2005	Actual and projected credit losses	n/a	n/a	3.7%

2004	Actual and projected credit losses	0.2%	n/a	4.0%

(1)	Static pool losses are not applicable to residential mortgages as the mortgages are guaranteed.

114 Notes to the Consolidated Financial Statements	CIBC Annual Accountability Report 2005 For what matters
The following table summarizes the loan principal, impaired and net write-offs for total loans reported on our consolidated balance sheets and loans securitized:

$ millions, as at or for the years ended October 31

		Total	Impaired
		principal	and
		amount of	other past	Net
Type of loan		loans	due loans	write-offs	(1)(2)

2005	Residential mortgages	$94,716	$163	$7
	Personal	28,198	314	353
	Credit card	10,755	32	385
	Business and government(3)	31,350	529	214

	Total loans reported and securitized(4)	165,019	1,038	959

	Less: loans securitized
	Residential mortgages	17,500	3	—
	Credit card	4,100	32	82
	Business and government(3)	—	—	—

	Total loans securitized	21,600	35	82

	Total loans reported on the consolidated balance sheets	$143,419	$1,003	$877

2004	Residential mortgages	$84,392	$145	$3
	Personal	26,311	285	259
	Credit card	11,889	64	404
	Business and government(3)	31,837	735	97

	Total loans reported and securitized(4)	154,429	1,229	763

	Less: loans securitized
	Residential mortgages	11,800	2	—
	Credit card	3,200	64	18
	Business and government(3)	100	—	—

	Total loans securitized	15,100	66	18

	Total loans reported on the consolidated balance sheets	$139,329	$1,163	$745

(1)	Represents write-offs in the current year net of recoveries on previously written-off loans.

(2)	2004 does not include securitization of Juniper due to its impending disposition in December 2004 (Note 2).

(3)	Includes commercial mortgages and investment grade loans.

(4)	Includes loans outstanding and loans that have been securitized, which we continue to manage.
Variable interest entities
As explained in Note 1, on November 1, 2004, we adopted the CICA AcG-15, “Consolidation of Variable Interest Entities.” We were considered the primary beneficiary of certain VIEs with total assets of approximately $2.1 billion at October 31, 2005. The consolidation of these VIEs resulted in an increase to assets and liabilities of approximately $1.9 billion as at October 31, 2005. The assets that support the obligations of the consolidated VIEs primarily comprise residential mortgages of $1.0 billion and trading securities of $0.9 billion. These trading securities include $841 million relating to investment vehicles, managed by certain of our employees, that make private equity investments, and $58 million relating to transactions that modify the cash flows of trusts managed by third-party asset managers to create investments with specific risk profiles. Investors in the consolidated VIEs have recourse only to the assets of the VIEs and do not have recourse to our general credit, except where we have provided liquidity facilities, credit enhancements or are a counterparty to a derivative transaction involving the VIE.
     We were considered the primary beneficiary of certain compensation trusts with assets of approximately $312 million at October 31, 2005. However, the consolidation of these trusts does not have a significant impact as both the assets (CIBC shares) and the liabilities (the obligation to deliver CIBC shares to the participants) of the trusts offset each other in the common shares section of the consolidated balance sheet.
VIEs that are not consolidated
We have significant interests in VIEs that are not consolidated because we were not considered the primary beneficiary. We may provide these VIEs liquidity facilities, hold their notes, or act as counterparty to derivative contracts.
     These VIEs include several multi-seller conduits in Canada, which we administer, and collateralized debt obligations (CDOs) for which we act as structuring and placement agents and for which we may manage collateral on behalf of investors. At October 31, 2005, these VIEs had assets of approximately $19.9 billion.
     Our maximum exposure to loss as a result of our involvement with these VIEs was approximately $15.2 billion at October 31, 2005. For this purpose, maximum exposure to loss represents the notional amounts of liquidity and credit enhancement facilities and the carrying value of our investments in these VIEs. Actual losses that may arise in respect of this exposure are not expected to be material. The exposures are monitored and managed as part of our risk management processes.
     Our current exposure under derivative transactions with VIEs is reflected in the consolidated financial statements, as the fair value of the derivative contracts are recorded in other assets or other liabilities, and changes in fair value are recognized in other non-interest income.
     We continue to monitor developments that may affect our current interpretation of AcG-15.

CIBC Annual Accountability Report 2005 For what matters Notes to the Consolidated Financial Statements 115
     Note 7  LAND, BUILDINGS AND EQUIPMENT

			2005	2004

		Accumulated	Net book	Net book
$ millions, as at October 31	Cost	amortization(1)	value	value

Land(2)	$248	$—	$248	$256
Buildings(2)	902	223	679	773
Computer equipment and software	1,909	1,500	409	367
Office furniture and other equipment	1,099	539	560	534
Leasehold improvements	582	342	240	177

	$4,740	$2,604	$2,136	$2,107

(1)	Amortization of buildings, furniture, equipment and leasehold improvements for the year amounted to $214 million (2004: $264 million; 2003: $275 million).

(2)	Land and buildings include amounts of $192 million and $489 million, respectively, in respect of a building (300 Madison) for which CIBC guaranteed the construction debt, and for which we are deemed to have ownership for accounting purposes. Construction of the building was completed in January 2004, with CIBC’s prime lease effective February 2004.
     Note 8  GOODWILL AND OTHER INTANGIBLE ASSETS
We completed our annual impairment testing on goodwill and other intangible assets and determined that no impairment write-downs were required. The changes in the carrying amount of goodwill are as follows:

		CIBC Retail		CIBC World	Corporate		CIBC
$ millions, as at or for the years ended October 31		Markets		Markets	and Other		Total

2005	Balance at beginning of year	$887		$57	$111		$1,055
	Dispositions	(4)	(1)	—	(102	)(2)	(106)
	Adjustments(3)	—		—	(3)		(3)

	Balance at end of the year	$883		$57	$6		$946

2004	Balance at beginning of year	$889		$60	$96		$1,045
	Acquisitions	1		—	22	(4)	23
	Adjustments(3)	(3)		(3)	(7)		(13)

	Balance at end of the year	$887		$57	$111		$1,055

(1)	Pertains to sale of EDULINX Canada Corporation.

(2)	Pertains to sale of Juniper (Note 2).

(3)	Includes foreign currency translation and other purchase price equation adjustments.

(4)	Pertains to the purchase of additional shares of Juniper (Note 2).
The components of other intangible assets are as follows:

			2005			2004

	Gross		Net	Gross		Net
	carrying	Accumulated	carrying	carrying	Accumulated	carrying
$ millions, as at October 31	amount	amortization(1)	amount	amount	amortization(1)	amount

Finite-lived other intangible assets
Customer relationships(2)	$121	$55	$66	$168	$61	$107
Contract based(3)	28	11	17	51	30	21
Other	—	—	—	4	4	—

	149	66	83	223	95	128

Indefinite-lived other intangible assets
Contract based	116	—	116	116	—	116

Total other intangible assets	$265	$66	$199	$339	$95	$244

(1)	Amortization of other intangible assets for the year amounted to $12 million (2004: $16 million; 2003: $20 million).

(2)	Certain customer relationships assets were sold as part of Juniper sale (Note 2).

(3)	Certain contract based assets were sold as part of EDULINX Canada Corporation sale.

116 Notes to the Consolidated Financial Statements	CIBC Annual Accountability Report 2005 For what matters
The total estimated amortization expense relating to finite-lived other intangible assets for each of the next five years is as follows:

$ millions

2006	$13
2007	11
2008	11
2009	11
2010	11

     Note 9  OTHER ASSETS

$ millions, as at October 31	2005	2004

Accrued interest receivable	$886	$904
Accrued benefit asset (Note 18)	977	915
Brokers’ client accounts	958	885
Future income tax asset (Note 19)	1,002	1,239
Other prepayments and deferred items	925	835
Investment in limited partnerships	660	890
Equity-accounted investments	1,029	1,104
Cheques and other items in transit, net	1,160	718
Derivative collateral receivable	1,504	1,420
Current income tax receivable	288	357
Derivatives held for ALM, not carried at fair value (Note 23)	1,070	1,316
Accounts receivable	841	761
Other	448	338

	$11,748	$11,682

     Note 10  DEPOSITS

			Payable on a fixed date(1)
	Payable on	Payable after	Within	1 to	2 to	3 to	4 to	Over	2005	2004
$ millions, as at October 31	demand (2)	notice (3)	1 year	2 years	3 years	4 years	5 years	5 years	total	total

Personal	$5,545	$32,399	$21,688	$7,529	$3,489	$1,680	$1,442	$18	$73,790	$72,049
Business and government	19,527	7,203	53,087	7,837	10,192	3,425	3,330	3,808	108,409	106,705
Bank	1,156	7	6,992	169	67	74	1,062	1,008	10,535	11,823

	$26,228	$39,609	$81,767	$15,535	$13,748	$5,179	$5,834	$4,834	$192,734	$190,577

Total deposits include:
Non-interest-bearing deposits
In domestic offices									$22,102	$11,420
In foreign offices									302	280
Interest-bearing deposits
In domestic offices									120,595	126,573
In foreign offices									48,400	51,380
U.S. federal funds purchased									1,335	924

									$192,734	$190,577

(1)	Deposits payable on a fixed date include all deposits, which mature on a specified date. These deposits are generally term deposits, guaranteed investment certificates and similar instruments.

(2)	Deposits payable on demand include all deposits for which we do not have the right to require notice of withdrawal. These deposits are generally chequing accounts.

(3)	Deposits payable after notice include all deposits for which we can legally require notice of withdrawal. These deposits are generally savings accounts.

CIBC Annual Accountability Report 2005 For what matters	Notes to the Consolidated Financial Statements 117
     Note 11  OTHER LIABILITIES

$ millions, as at October 31	2005	2004

Accrued interest payable	$1,701	$1,308
Accrued benefit liability (Note 18)	816	760
Gold and silver certificates	48	34
Brokers’ client accounts	2,516	2,210
Derivative collateral payable	1,258	1,149
Deferred gain on sale of real estate properties(1)	63	79
Other deferred items	137	86
Restructuring provision	—	15
Negotiable instruments	1,939	1,356
Derivatives held for ALM, not carried at fair value (Note 23)	997	1,695
Accounts payable and accrued expenses(2)	3,824	1,505
Other	2,703	3,061

	$16,002	$13,258

(1)	The deferred gain is being recognized in income each year over the approximate 10-year average term of the leases relating to properties that we sold and leased back in 2000.

(2)	Includes $2.2 billion (2004: nil) relating to Enron-related settlements. Refer to Note 24 for additional information.
     Note 12  SUBORDINATED INDEBTEDNESS
The indebtedness included in the table below is unsecured and subordinated to deposits and other liabilities. Foreign currency denominated indebtedness either funds foreign currency denominated assets (including net investments in foreign operations) or is combined with cross-currency swaps to provide Canadian dollar equivalent funding.
TERMS OF SUBORDINATED INDEBTEDNESS

$ millions, as at October 31

				Earliest date redeemable by CIBC
Interest rate				At greater of Canada		Denominated
%		Maturity date		Yield Price(1) and par	At par	in foreign currency	2005	2004

8.55		May 12, 2005	(2)	May 12, 2000			$—	$1
8.65		August 22, 2005	(2)	August 22, 2000			—	24
7.40	(3)	January 31, 2011	(4)		January 31, 2006		250	250
8.15	(3)	April 25, 2011		April 25, 2001	April 25, 2006		250	250
7.00	(3)	October 23, 2011		October 23, 2001	October 23, 2006		250	250
Floating	(5)	August 14, 2012			August 14, 2007	US $ 300 million	355	366
4.75	(3)	January 21, 2013		January 20, 2003	January 21, 2008		250	250
5.89	(3)	February 26, 2013		February 26, 1998	February 26, 2008		120	120
4.25	(3)	June 1, 2014		May 6, 2004	June 1, 2009		750	750
4.50	(3)	October 15, 2014		September 14, 2004	October 15, 2009		500	500
9.65		October 31, 2014		November 1, 1999			250	250
3.75	(3)	September 9, 2015		September 9, 2005	September 9, 2010		1,300	—
8.70		May 25, 2029	(6)				25	25
11.60		January 7, 2031		January 7, 1996			200	200
10.80		May 15, 2031		May 15, 2021			150	150
8.70		May 25, 2032	(6)				25	25
8.70		May 25, 2033	(6)				25	25
8.70		May 25, 2035	(6)				25	25
Floating	(7)	July 31, 2084			July 27, 1990	US $ 216 million(9)	255	283
Floating	(8)	August 31, 2085			August 20, 1991	US $ 103 million(10)	122	145

							$5,102	$3,889

(1)	Canada Yield Price: a price calculated at the time of redemption to provide a yield to maturity equal to the yield of a Government of Canada bond of appropriate maturity plus a pre-determined spread.

(2)	Matured for cash during the year.

(3)	Interest rate is fixed at the indicated rate until the earliest date redeemable at par by CIBC and, thereafter, at the three-month Canadian dollar bankers’ acceptance rate plus 1.00%.

(4)	Subsequent to year-end, we announced our intention to redeem all of our outstanding 7.40% Debentures due January 31, 2011, in accordance with their terms on January 31, 2006, for their outstanding principal amount of $250 million plus unpaid interest accrued to the redemption date.

(5)	Issued by CIBC World Markets plc and guaranteed by CIBC on a subordinated basis. Interest rate is based on the three-month US$ LIBOR plus 0.35% until the earliest date redeemable by CIBC World Markets plc and, thereafter, on the three-month US$ LIBOR plus 1.35%.

(6)	Not redeemable prior to maturity date.

(7)	Interest rate is based on the six-month US$ LIBOR plus 0.25%.

(8)	Interest rate is based on the six-month US$ LIBOR plus 0.125%.

(9)	US$16 million of the indebtedness was repurchased for cash during the year (2004: US$19 million).

(10)	US$16 million of the indebtedness was repurchased for cash during the year (2004: nil).

118 Notes to the Consolidated Financial Statements	CIBC Annual Accountability Report 2005 For what matters
The aggregate contractual maturities of our subordinated indebtedness are outlined in the following table:
REPAYMENT SCHEDULE

$ millions	2005

Within 1 year	$—
1 to 2 years	—
2 to 3 years	—
3 to 4 years	—
4 to 5 years	—
Over 5 years	5,102

Total	$5,102

    Note   13 PREFERRED SHARE LIABILITIES
As stated in Note 1, on November 1, 2004, certain preferred shares were reclassified as liabilities and dividend payments and premium on redemptions treated as interest expense pursuant to adoption of the amendments to the CICA handbook section, “Financial Instruments — Disclosure and Presentation.” Prior period information has been reclassified.
     The rights and privileges of Class A Preferred Share liabilities and the restrictions on the payment of dividends are described in Note 14.
OUTSTANDING PREFERRED SHARE LIABILITIES AND DIVIDENDS PAID

				2005				2004				2003

As at or for the years	Shares outstanding		Dividends paid		Shares outstanding		Dividends paid		Shares outstanding		Dividends paid
ended October 31	No. of shares	$ millions	$ millions	$ per share	No. of shares	$ millions	$ millions	$ per share	No. of shares	$ millions	$ millions	$ per share

Class A Preferred Shares Fixed-rate shares entitled to non-cumulative dividends
Series 14	—	$—	$—	$—	—	$—	$—	$—	—	$—	$9	$1.12
Series 15	—	—	—	—	—	—	13	1.07	12,000,000	300	17	1.41
Series 16	—	—	—	—	—	—	10	US 1.41	5,500,000	181	11	US 1.41
Series 17	—	—	—	—	—	—	9	1.36	6,500,000	162	9	1.36
Series 19	8,000,000	200	10	1.24	8,000,000	200	10	1.24	8,000,000	200	10	1.24
Series 20(1)	—	—	6	US 1.29	4,000,000	121	7	US 1.29	4,000,000	132	7	US 1.29
Series 21(2)	—	—	9	1.13	8,000,000	200	12	1.50	8,000,000	200	12	1.50
Series 22(3)	—	—	6	US 1.18	4,000,000	122	8	US 1.56	4,000,000	132	9	US 1.56
Series 23	16,000,000	400	21	1.33	16,000,000	400	21	1.33	16,000,000	400	21	1.33

Total preferred share liabilities and dividends		$600	$52			$1,043	$90			$1,707	$105

(1)	On October 31, 2005, redeemed at a price of US$25.50 per share including a redemption premium of US$0.50 per share, for an aggregate consideration of US$102 million.

(2)	On August 2, 2005, redeemed at a price of $26.00 per share including a redemption premium of $1.00 per share, for an aggregate consideration of $208 million.

(3)	On August 2, 2005, redeemed at a price of US$26.00 per share including a redemption premium of US$1.00 per share, for an aggregate consideration of US$104 million.

CIBC Annual Accountability Report 2005 For what matters Notes to the Consolidated Financial Statements 119
TERMS OF CLASS A PREFERRED SHARE LIABILITIES

				Conversion for common shares
	Quarterly	Specified	Cash redemption	CIBC's	Shareholders'
	dividends per share(1)	redemption date	price per share	conversion date	conversion date

Series 19	$0.309375	April 30, 2008	$25.75	April 30, 2008	April 30, 2013
		April 30, 2009	25.60
		April 30, 2010	25.45
		April 30, 2011	25.30
		April 30, 2012	25.15
		April 30, 2013	25.00

Series 23	$0.331250	October 31, 2007	$25.75	October 31, 2007	July 31, 2011
		October 31, 2008	25.50
		October 31, 2009	25.25
		October 31, 2010	25.00

(1)	Quarterly dividends are adjusted for the number of days during the quarter that the share is outstanding at the time of issuance and redemption.
    Note   14 SHARE CAPITAL
Preferred shares
An unlimited number of Class A Preferred Shares and Class B Preferred Shares without nominal or par value issuable in series, provided that for a class of preferred shares the maximum aggregate consideration for all outstanding shares of that class at any time does not exceed $10 billion.
Preferred share rights and privileges

Class A Preferred Shares
Each series of Class A Preferred Shares bears quarterly non-cumulative dividends and is redeemable for cash by CIBC on or after the specified redemption dates at the cash redemption prices indicated in the following table or in Note 13. Each series, except as noted below, provides CIBC and the shareholders with the right to convert the shares to CIBC common shares on or after a specified conversion date. Each share is convertible into a number of common shares determined by dividing the then applicable cash redemption price by 95% of the average common share price (as defined in the short form prospectus or prospectus supplement), subject to a minimum price of $2.00 per share. Where shareholders exercise their conversion right, we have the right, subject to Superintendent of Financial Institutions, Canada consent, to elect to redeem for cash any shares tendered for conversion or to arrange for their cash sale to another purchaser.
OUTSTANDING SHARES AND DIVIDENDS PAID

				2005						2004				2003

As at or for the years	Shares outstanding			Dividends paid			Shares outstanding		Dividends paid		Shares outstanding		Dividends paid
ended October 31	No. of shares	$ millions		$ millions		$ per share	No. of shares	$ millions	$ millions	$ per share	No. of shares	$ millions	$ millions	$ per share

Class A Preferred Shares Fixed-rate shares entitled to non-cumulative dividends
Series 18	12,000,000	$300		$16		$1.38	12,000,000	$300	$16	$1.38	12,000,000	$300	$16	$1.38
Series 24	16,000,000	400		24		1.50	16,000,000	400	24	1.50	16,000,000	400	24	1.50
Series 25	16,000,000	400		24		1.50	16,000,000	400	24	1.50	16,000,000	400	24	1.50
Series 26	10,000,000	250		14		1.44	10,000,000	250	14	1.44	10,000,000	250	11	1.09
Series 27	12,000,000	300		17		1.40	12,000,000	300	19	1.55	12,000,000	300	—	—
Series 28(1)(2)	17,658	-	(3)	-	(3)	0.08	13,250,000	133	3	0.20	—	—	—	—
Series 29(1)	13,232,342	331		18		1.35	—	—	—	—	—	—	—	—
Series 30(4)	16,000,000	400		12		0.77	—	—	—	—	—	—	—	—

Total preferred share capital and dividends		$2,381		$125				$1,783	$100			$1,650	$75

(1)	Over the course of the year, on three conversion dates, 13.2 million Class A Series 28 Preferred Shares were converted into Class A Series 29 Preferred Shares, together with the exercise of the same number of Series 29 Purchase Warrants and the receipt of $15 per warrant, resulting in total capital for the Class A Series 29 Preferred Shares of $331 million. The total paid up share capital of the converted Class A Series 28 Preferred Shares was correspondingly reduced by $133 million.

(2)	On November 25, 2005, we announced our offer to repurchase for cancellation all outstanding Class A Series 28 Preferred Shares at a price of $10.00 per share. The offer will remain open for acceptance for a minimum period of one year and will expire on the earlier of June 17, 2009 or the date the offer is withdrawn by CIBC.

(3)	Due to rounding.

(4)	Issued on March 10, 2005 at a price of $25.00 per share.

120 Notes to the Consolidated Financial Statements	CIBC Annual Accountability Report 2005 For what matters
TERMS OF CLASS A PREFERRED SHARES

				Conversion for common shares
	Quarterly	Specified	Cash redemption	CIBC's	Shareholders’
	dividends per share(1)	redemption date	price per share	conversion date	conversion date

Series 18	$0.343750	October 29, 2012	$25.00	not convertible	not convertible

Series 24	$0.375000	January 31, 2007	$26.00	January 31, 2007	not convertible
		January 31, 2008	25.75
		January 31, 2009	25.50
		January 31, 2010	25.25
		January 31, 2011	25.00

Series 25	$0.375000	July 31, 2007	$26.00	July 31, 2007	not convertible
		July 31, 2008	25.75
		July 31, 2009	25.50
		July 31, 2010	25.25
		July 31, 2011	25.00

Series 26	$0.359375	April 30, 2008	$26.00	April 30, 2008	not convertible
		April 30, 2009	25.75
		April 30, 2010	25.50
		April 30, 2011	25.25
		April 30, 2012	25.00

Series 27	$0.350000	October 31, 2008	$26.00	October 31, 2008	not convertible
		October 31, 2009	25.75
		October 31, 2010	25.50
		October 31, 2011	25.25
		October 31, 2012	25.00

Series 28	$0.02	June 17, 2009	$10.00	not convertible	not convertible

Series 29	$0.337500	May 1, 2010	$26.00	May 1, 2010	not convertible
		May 1, 2011	25.75
		May 1, 2012	25.50
		May 1, 2013	25.25
		May 1, 2014	25.00

Series 30	$0.300000	April 30, 2010	$26.00	not convertible	not convertible
		April 30, 2011	25.75
		April 30, 2012	25.50
		April 30, 2013	25.25
		April 30, 2014	25.00

(1)	Quarterly dividends are adjusted for the number of days during the quarter that the share is outstanding at the time of issuance and redemption.
Common shares
An unlimited number of common shares without nominal or par value, provided that the maximum aggregate consideration for all outstanding common shares at any time does not exceed $15 billion.
OUTSTANDING SHARES AND DIVIDENDS PAID

		2005		2004		2003

As at or for the years	Shares outstanding		Shares outstanding		Shares outstanding
ended October 31	No. of shares	$ millions	No. of shares	$ millions	No. of shares	$ millions

Common shares
Total common share capital at beginning of year	347,488,472	$2,969	362,042,914	$2,950	359,064,369	$2,842
Issued pursuant to stock option plans	2,866,907	134	3,666,817	162	2,978,545	108
Purchase of common shares for cancellation	(16,202,800)	(140)	(18,359,200)	(154)	—	—
Treasury shares (Note 1)	(144,953)	(11)	137,941	11	—	—

Total common share capital	334,007,626	$2,952	347,488,472	$2,969	362,042,914	$2,950

Total dividends paid		$902		$781		$591

Dividends per share		$2.66		$2.20		$1.64

CIBC Annual Accountability Report 2005 For what matters	Notes to the Consolidated Financial Statements 121
Normal course issuer bid
On December 22, 2004, the Toronto Stock Exchange (TSX) accepted our notice of intention to renew our normal course issuer bid. Purchases under the bid commenced on December 24, 2004 and will conclude on the earlier of the termination of the bid, the date on which purchases under the bid have been completed, or December 23, 2005. Under this bid, we are permitted to purchase for cancellation from time to time up to 17 million common shares. During the year, we repurchased and cancelled approximately 16.2 million common shares at an average price of $72.64, representing an aggregate consideration of $1.2 billion. We have dete rmined that no further purchases will be made under the issuer bid, which expires on December 23, 2005.
     Under the normal course issuer bid, which commenced on December 23, 2003, we repurchased and cancelled approximately 18,359,200 common shares at an average price of $67.43, representing an aggregate consideration of $1.2 billion for the year ended October 31, 2004.
Shares reserved for issue
As at October 31, 2005, 20,044,492 common shares were reserved for future issue pursuant to stock option plans.
Restrictions on the payment of dividends
We are prohibited under section 79 of the Bank Act (Canada) from declaring or paying any dividends on our preferred or common shares if there are reasonable grounds for believing that we are, or the payment would cause CIBC to be, in contravention of any capital adequacy or liquidity regulation or any direction to CIBC made by the Office of the Superintendent of Financial Institutions, Canada (OSFI) regarding our capital or liquidity.
     In addition, we are prohibited by the Bank Act from declaring or paying a dividend in any financial year without the approval of OSFI if, on the day the dividend is declared, the total of all dividends we have declared in that year would exceed the aggregate of our net income up to that day in that year and our retained net income for the preceding two financial years.
     Our ability to pay common share dividends is also restricted by the terms of the outstanding preferred shares. These terms provide that we may not pay dividends on our common shares at any time without the approval of holders of the outstanding preferred shares, unless all dividends that are then payable have been declared and paid or set apart for payment.
     Subsequent to the year-end, we obtained the approval of OSFI under section 79 to pay dividends on our common shares and Class A Preferred Shares for the quarter ended January 31, 2006.
Regulatory capital
Our regulatory capital requirements are determined in accordance with guidelines issued by OSFI. The OSFI guidelines evolve from the framework of risk-based capital standards developed by the Bank for International Settlements (BIS).
     BIS standards require that banks maintain minimum Tier 1 and total capital ratios of 4% and 8%, respectively. OSFI has established that Canadian deposit-taking financial institutions attain Tier 1 and total capital ratios of at least 7% and 10%, respectively.
     Our capital ratios and assets-to-capital multiple are as follows:
CAPITAL RATIOS AND ASSETS-TO-CAPITAL MULTIPLE

$ millions, as at October 31	2005		2004

Tier 1 capital	$9,886		$12,167
Total regulatory capital	14,771		14,885
Tier 1 capital ratio	8.5%		10.5%
Total capital ratio	12.7		12.8
Assets-to-capital multiple	18.4	x	17.9	x

122 Notes to the Consolidated Financial Statements	CIBC Annual Accountability Report 2005 For what matters
    Note   15 INTEREST RATE SENSITIVITY
The table below details our exposure to interest rate risk resulting from the mismatch, or gap, between financial assets, liabilities and off-balance sheet instruments. On- and off-balance sheet financial instruments have been reported on the earlier of their contractual repricing date or maturity date. Weighted-average effective yields are based on the earlier of contractual repricing date or maturity date of the underlying instrument.
     We manage interest rate gap by imputing a duration to certain assets and liabilities based on historical and forecasted core balances trends. The repricing profile of these assets and liabilities has been incorporated in the table below under structural assumptions.

		Based on earlier of maturity or repricing date of interest-sensitive instruments

		Immediately	Within	3 to 12	1 to 5	Over 5	Not interest
$ millions, as at October 31		rate sensitive	3 months	months	years	years	rate sensitive	Total

2005	Assets
	Cash and deposits with banks	$259	$8,985	$1,536	$—	$—	$1,072	$11,852
	Effective yield		3.80%	4.08%	—	—
	Investment securities	1,737	1,575	485	3,547	6,503	495	14,342
	Effective yield		2.75%	3.55%	4.16%	4.28%
	Trading securities	1,286	9,940	6,272	6,135	4,355	25,434	53,422
	Effective yield		3.50%	2.98%	4.50%	5.66%
	Securities borrowed or purchased under resale agreements	35	17,842	637	—	—	—	18,514
	Effective yield		3.21%	3.00%	—	—
	Loans	92,974	11,991	9,222	20,751	5,336	1,509	141,783
	Effective yield		5.75%	5.74%	5.33%	5.01%
	Other	—	22,485	—	—	—	17,972	40,457
	Structural assumptions	(4,278)	888	2,564	2,153	—	(1,327)	—

	Total assets	$92,013	$73,706	$20,716	$32,586	$16,194	$45,155	$280,370

	Liabilities and shareholders’ equity
	Deposits	$63,409	$74,105	$19,299	$11,736	$1,781	$22,404	$192,734
	Effective yield		3.40%	2.74%	2.92%	4.56%
	Obligations related to securities sold short	—	461	700	6,858	4,114	2,750	14,883
	Effective yield		1.94%	2.79%	3.61%	4.18%
	Obligations related to securities lent or sold under repurchase agreements	—	14,300	25	—	—		14,325
	Effective yield		2.90%	2.80%	—	—
	Subordinated indebtedness	—	610	872	2,920	700		5,102
	Effective yield		1.87%	6.65%	4.18%	10.32%
	Preferred share liabilities	—	—	—	216	384	—	600
	Effective yield		—	—	5.21%	5.20%
	Other	—	22,117	—	338	2,042	28,229	52,726
	Structural assumptions	(8,894)	6,003	17,298	14,354	—	(28,761)	—

	Total liabilities and shareholders’ equity	$54,515	$117,596	$38,194	$36,422	$9,021	$24,622	$280,370

	On-balance sheet gap	$37,498	$(43,890)	$(17,478)	$(3,836)	$7,173	$20,533	$—
	Off-balance sheet gap	—	(17,994)	12,993	10,196	(5,195)	—	—

	Total gap	$37,498	$(61,884)	$(4,485)	$6,360	$1,978	$20,533	$—
	Total cumulative gap	$37,498	$(24,386)	$(28,871)	$(22,511)	$(20,533)	$—	$—

	Gap by currency
	On-balance sheet gap
	Canadian currency	$48,097	$(41,331)	$(14,909)	$(3,463)	$(3,052)	$14,658	$—
	Foreign currencies	(10,599)	(2,559)	(2,569)	(373)	10,225	5,875	—

	Total on-balance sheet gap	37,498	(43,890)	(17,478)	(3,836)	7,173	20,533	—

	Off-balance sheet gap
	Canadian currency	—	(23,894)	10,996	8,965	3,933	—	—
	Foreign currencies	—	5,900	1,997	1,231	(9,128)	—	—

	Total off-balance sheet gap	—	(17,994)	12,993	10,196	(5,195)	—	—

	Total gap	$37,498	$(61,884)	$(4,485)	$6,360	$1,978	$20,533	$—

2004	Gap by currency
	On-balance sheet gap
	Canadian currency	$41,708	$(38,821)	$(13,706)	$(1,561)	$1,200	$11,180	$—
	Foreign currencies	(11,138)	(7,258)	(1,957)	65	10,930	9,358	—

	Total on-balance sheet gap	30,570	(46,079)	(15,663)	(1,496)	12,130	20,538	—

	Off-balance sheet gap
	Canadian currency	—	(3,476)	(7,280)	10,406	350	—	—
	Foreign currencies	—	5,832	2,549	(361)	(8,020)	—	—

	Total off-balance sheet gap	—	2,356	(4,731)	10,045	(7,670)	—	—

	Total gap	$30,570	$(43,723)	$(20,394)	$8,549	$4,460	$20,538	$—
	Total cumulative gap	$30,570	$(13,153)	$(33,547)	$(24,998)	$(20,538)	$—	$—

CIBC Annual Accountability Report 2005 For what matters	Notes to the Consolidated Financial Statements 123
Note 16 TRADING REVENUE
Trading assets and liabilities, including derivatives, are measured at fair value, with gains and losses recognized in the consolidated statements of operations.
     Trading revenue comprises net interest income and non-interest income. Net interest income arises from interest and dividends related to trading assets and liabilities, and is reported net of interest expense and income associated with funding these assets and liabilities. Non-interest income includes unrealized gains and losses on security positions held, and gains and losses that are realized from the purchase and sale of securities. Non-interest income also includes realized and unrealized gains and losses on derivative instruments.
     Trading revenue excludes underwriting fees and commissions on securities transactions, which are shown separately in the consolidated statements of operations.
     Trading revenue by product line depicts trading revenue for each major trading category.
TRADING REVENUE

$ millions, for the years ended October 31	2005	2004	2003

Trading revenue consists of:
Net interest income	$19	$107	$151
Non-interest income	801	618	627

Trading revenue	$820	$725	$778

Trading revenue by product line:
Interest rates	$198	$231	$308
Foreign exchange	169	169	171
Equities(1)	225	115	199
Commodities	31	54	34
Other(2)	197	156	66

Trading revenue	$820	$725	$778

(1)	Includes $156 million (2004: nil; 2003: nil) of non-controlling interests in VIEs.

(2)	Includes credit derivatives and secondary loan trading and sales.
    Note   17 STOCK-BASED COMPENSATION
Stock option plans
We have two stock option plans: Employee Stock Option Plan (ESOP) and Non-Officer Director Stock Option Plan (DSOP).
     Under the ESOP, stock options are periodically granted to selected employees. Options provide the employee with the right to purchase CIBC common shares from CIBC at a fixed price not less than the closing price of the shares on the trading day immediately preceding the grant date. In general, the options vest evenly over a four-year period and expire 10 years from the grant date. Certain options vest based upon the attainment of specified share prices, the earlier of the attainment of specified share prices and seven years,or specified performance conditions.
     Up to 50% of options relating to the ESOP granted prior to 2000 can be exercised as SARs. SARs can be exchanged for a cash amount equal to the excess of the weighted-average price of the common shares on the TSX on the trading day immediately preceding the day the SARs are exercised over the option strike price.
     Under the DSOP, each director who was not an officer or employee of CIBC or any of its subsidiaries was provided with the right to purchase CIBC common shares from CIBC at a fixed price equal to the five-day average of the closing price per share on the TSX for the five trading days preceding the date of the grant. The options, which are not eligible for SARs, vest immediately and expire on the earlier of (a) 60 months after the date the director ceases to be a member of the Board of Directors, or (b) 10 years from the grant date. In January 2003, the Board of Directors determined that no further options would be granted under the DSOP.
     A maximum of 42,834,500 common shares may be issued under our stock option plans.
     The weighted-average grant date fair value of options granted during 2005 has been estimated at $9.56 (2004: $10.55; 2003: $12.38) using the Black-Scholes option-pricing model. The following weighted-average assumptions were used to determine the fair value of options on the date of grant:

For the years ended October 31	2005	2004	2003

Weighted-average assumptions
Risk-free interest rate	4.13%	4.52%	5.06%
Expected dividend yield	4.84	4.45	3.00
Expected share price volatility	20.13	21.00	25.69
Expected life	7.0 years	6.0 years	10.0 years

Compensation expense in respect of stock options and SARs totalled $5 million for 2005 (2004: $58 million; 2003: $114 million).
Employee Share Purchase Plan
Under our Canadian Employee Share Purchase Plan, qualifying employees can choose each year to have up to 10% of their eligible earnings withheld to purchase CIBC common shares. We match 50% of the employee contribution amount, up to a maximum contribution of 3%, depending upon length of service and job level, subject to a ceiling of $2,250 annually. CIBC contributions vest after employees have two years of continuous participation

124 Notes to the Consolidated Financial Statements	CIBC Annual Accountability Report 2005 For what matters
in the plan, and all subsequent contributions vest immediately. Similar employee share purchase plans exist in other regions globally, where, each year, qualifying employees can choose to have a portion of their eligible earnings withheld to purchase CIBC common shares and receive a matching employer contribution subject to each plan’s provisions. All contributions are used by the plans’ trustees to purchase common shares in the open market. Our contribution is expensed as incurred and totalled $28 million in 2005 (2004: $28 million; 2003: $28 million).
Restricted Share Program
Under our Restricted Share Program (RSP), share equivalents are awarded under the following compensation plans:
Restricted Share Awards
Under our Restricted Share Awards (RSA) Plan, which began in 2000, certain key employees are granted awards to receive CIBC common shares as part of their total compensation. Additionally, RSAs may be awarded as special grants. The funding for awards is paid into a trust, which purchases CIBC common shares in the open market. In general, RSAs vest one-third annually or at the end of three years.The common shares held in the trust are generally distributed within a three-year period, beginning one year after the year of the grant or after vesting condition shave been met. Compensation expense in respect of RSAs totalled $244 million in 2005 (2004: $258 million; 2003: $230 million).
Other restricted share plans
In certain prior years, we also made grants under three other restricted share programs, specifically the Stock Participation Plan (SPP), Long Term Incentive Plan (LTIP) and Special Incentive Program (SIP). While we have not made any new grants under these programs in 2005, awards made under these programs in prior years are still outstanding.
     Under all three programs, certain key employees were granted awards to receive CIBC common shares as a portion of their total compensation. The funding for these awards was paid into a trust, which purchased CIBC common shares in the open market.
     SPP awards vest one-third annually or at the end of three years and the common shares held in the trust are distributed generally within a three-year period, beginning one year after the year of the grant. Additionally, SPP awards may be issued as special grants, which generally vest,and the common shares held in the trust are distributed within three years from the grant date.
     Generally, LTIP awards vest within a three-year period, beginning one year after the year of the grant and the common shares held in the trust are distributed upon vesting. Beginning in 2003, there were no awards made from the LTIP.
     SIP awards relating to some of the key employees vested and were distributed as at October 31, 2003, the date the plan expired. For other key employees, the value of awards was converted into Retirement Special Incentive Program Deferred Share Units (RSIP DSUs). Each RSIP DSU represents the right to receive one CIBC common share and additional RSIP DSUs in respect of dividends earned by the CIBC common shares held by the trust. RSIP DSUs vested on October 31, 2003, and will be distributed in the form of CIBC common shares upon retirement or termination of employment.
     Compensation expense net of forfeitures in respect of these three plans totalled $(5) million in 2005 (2004: $(6) million; 2003: $11 million).
Performance Share Unit Program
During the year, we introduced a new Performance Share Unit (PSU) program. Under the program, certain key executives are granted awards to receive CIBC common shares as part of their total compensation. PSUs vest at the end of three years. The final number of PSUs that vest will vary from 75% to 125% of the initial number awarded based on CIBC’s return on equity performance relative to the average of the other major Canadian banks. Compensation expense in respect of PSUs totalled $5 million in 2005.
Directors’ plans
Members of our Board of Directors who are not officers or employees of CIBC may elect to receive the annual amount payable by CIBC under the Director Deferred Share Unit/Common Share Election Plan as either Deferred Share Units (DSUs) or CIBC common shares.
The members may also elect, under the Non-Officer Director Share Plan, to receive all or a portion of their cash remuneration in the form of cash, CIBC common shares or DSUs. For purposes of this plan, cash remuneration includes the cash component of the director retainer, meeting attendance fees, non-resident attendance fees, committee chair retainers, committee member retainers and the Chairman of the Board retainer.
     Compensation expense in respect of these plans totalled $3 million (2004: $4 million; 2003: $3 million). The value of DSUs credited to a director is payable when he or she is no longer a director or employee of CIBC. In addition, under the Director Deferred Share Unit/Common Share Election Plan, the value of DSUs is payable when the director is no longer related to, or affiliated with, CIBC as defined in the Income Tax Act (Canada).
STOCK OPTION PLANS

		2005		2004		2003

		Weighted-		Weighted-		Weighted-
	Number	average	Number	average	Number	average
	of stock	exercise	of stock	exercise	of stock	exercise
As at or for the years ended October 31	options	price	options	price	options	price

Outstanding at beginning of year	13,424,875	$41.96	17,776,232	$41.02	19,942,954	$39.74
Granted	976,813	72.27	18,344	67.22	1,982,780	43.11
Exercised	(2,866,907)	40.62	(3,666,817)	38.05	(2,978,545)	32.81
Forfeited/cancelled	(129,181)	49.77	(294,221)	48.68	(816,432)	48.96
Exercised as SARs	(412,859)	31.92	(408,663)	32.43	(354,525)	31.69

Outstanding at end of year	10,992,741	$45.28	13,424,875	$41.96	17,776,232	$41.02

Exercisable at end of year	8,593,165	$41.87	9,610,229	$40.09	11,277,020	$37.96

Available for grant	9,051,751		9,899,383		9,554,506

CIBC Annual Accountability Report 2005 For what matters	Notes to the Consolidated Financial Statements 125
STOCK OPTIONS OUTSTANDING AND VESTED

Stock options outstanding					Stock options vested
		Weighted-
		average	Weighted-		Weighted-
		contractual	average		average
	Number	life	exercise	Number	exercise	Exercisable
Range of exercise prices	outstanding	remaining	price	outstanding	price	as SARs

$15.375 - $21.125	240,499	0.26	$21.13	240,499	$21.13	137,150
$31.700 - $39.850	4,083,318	3.42	37.10	4,083,043	37.10	1,110,190
$40.350 - $49.940	3,326,984	5.11	42.90	2,444,051	42.83	511,675
$50.330 - $57.190	2,360,570	5.90	54.07	1,820,986	53.92	-
$65.590 - $69.680	18,344	8.54	67.22	4,586	67.22	-
$72.200 - $74.620	963,026	9.31	72.26	—	—	-

Total	10,992,741	4.92	$45.28	8,593,165	$41.87	1,759,015

    Note   18 EMPLOYEE FUTURE BENEFITS
We are the sponsor of pension plans for eligible employees. These plans include registered funded defined benefit pension plans, supplemental unfunded arrangements, which provide pension benefits in excess of statutory limits, and defined contribution plans. The pension plans are predominantly non-contributory, but some participants contribute to their respective plans so as to receive higher pension benefits. These benefits are, in general, based on years of service and compensation near retirement. We also provide certain health-care, life insurance and other benefits to eligible employees and pensioners. In addition, we continue to sponsor a long-term disability plan which provides benefits to disabled employees who became disabled prior to June 1, 2004.
     We measure our accrued benefit obligations and the fair value of plan assets for accounting purposes as at September 30 each year.
     The following tables present the financial positions of the employee defined benefit pension plans and other benefit plans for Canada, U.S. and U.K.Other minor plans operated by some of our subsidiaries are not considered material and are not included in these disclosures.

126 Notes to the Consolidated Financial Statements	CIBC Annual Accountability Report 2005 For what matters

	Pension benefit plans			Other benefit plans

$ millions, as at or for the years ended October 31	2005	2004	2003	2005	2004	2003

Accrued benefit obligation
Balance at beginning of year	$2,956	$2,798	$2,537	$788	$803	$696
Adjustment for inclusion of subsidiary plans	—	—	—	—	2	—
Current service cost	94	89	77	24	44	55
Employee contributions	7	8	9	—	—	—
Interest cost on accrued benefit obligation	186	175	166	46	43	43
Benefits paid	(161)	(166)	(166)	(50)	(42)	(43)
Foreign exchange rate changes	(21)	(5)	(27)	(2)	(2)	(4)
Actuarial losses	475	36	281	143	18	68
Special termination benefits	—	—	8	—	—	—
Plan amendments	25	16	(7)	(2)	(78)	—
Acquisitions	—	2	—	—	—	—
Divestitures	—	—	(46)	—	—	—
Corporate restructuring giving rise to:
Curtailments losses (gains)	16	3	—	—	—	(6)
Settlements (gains) losses	—	—	(34)	—	—	(6)

Balance at end of year	$3,577	$2,956	$2,798	$947	$788	$803

Plan assets
Fair value at beginning of year	$2,826	$2,442	$2,188	$121	$116	$106
Actual return on plan assets	405	236	257	11	10	9
Employer contributions	231	309	253	18	37	44
Employee contributions	7	8	9	—	—	—
Benefits paid	(161)	(166)	(166)	(50)	(42)	(43)
Foreign exchange rate changes	(18)	(4)	(19)	—	—	—
Acquisitions	—	1	—	—	—	—
Divestitures	—	—	(46)	—	—	—
Corporate restructuring giving rise to settlements	—	—	(34)	—	—	—

Fair value at end of year	$3,290	$2,826	$2,442	$100	$121	$116

Funded status (deficit)	$(287)	$(130)	$(356)	$(847)	$(667)	$(687)
Unamortized net actuarial losses	1,053	860	953	252	124	118
Unamortized past service costs (gains)	71	53	42	(67)	(72)	—
Unamortized transitional (obligation) asset	—	—	(19)	3	4	5

Accrued benefit asset (liability)	837	783	620	(659)	(611)	(564)
Valuation allowance	(17)	(17)	(17)	—	—	—

Accrued benefit asset (liability), net of valuation allowance	$820	$766	$603	$(659)	$(611)	$(564)

The accrued benefit asset (liability), net of valuation allowance, included in other assets and other liabilities is as follows:

		Pension benefit plans			Other benefit plans

$ millions, as at October 31	2005	2004	2003	2005	2004	2003

Accrued benefit asset (liability), net of valuation allowance, recorded in:
Other assets (Note 9)	$977	$915	$747	$—	$—	$—
Other liabilities (Note 11)	(157)	(149)	(144)	(659)	(611)	(564)

Accrued benefit asset (liability), net of valuation allowance	$820	$766	$603	$(659)	$(611)	$(564)

Included in the accrued benefit obligation and fair value of the plan assets at year-end are the following amounts in respect of plans with accrued benefit obligations in excess of fair value of assets:

		Pension benefit plans			Other benefit plans

$ millions, as at October 31	2005	2004	2003	2005	2004	2003

Accrued benefit obligation
Unfunded plans	$168	$149	$128	$751	$591	$620
Funded plans	3,396	202	2,627	196	197	183

	3,564	351	2,755	947	788	803
Fair value of plan assets	3,259	175	2,378	100	121	116

Funded status (deficit)	$(305)	$(176)	$(377)	$(847)	$(667)	$(687)

CIBC Annual Accountability Report 2005 For what matters	Notes to the Consolidated Financial Statements 127
The net defined benefit plan expense is as follows:

	Pension benefit plans						Other benefit plans
$ millions, for the years ended October 31	2005		2004		2003		2005		2004		2003

Current service cost	$94		$89		$77		$24		$44		$55
Interest cost on accrued benefit obligation	186		175		166		46		43		43
Actual (positive) negative return on plan assets	(405)		(236)		(257)		(11)		(10)		(9)
Plan amendments	25		16		(7)		(2)		(78)		—
Actuarial losses	475		36		281		143		18		68
Curtailment losses (gains)	17		3		3		—		—		(6)
Settlement losses	—		—		20		—		—		—
Special termination benefits	—		—		8		—		—		—

Benefit plan expense, before adjustments to recognize the long-term nature of employee future benefit costs	$392		$83		$291		$200		$17		$151

Adjustments to recognize the long-term nature of employee future benefit costs
Difference between actual and expected return on plan assets	$216	(1)	$65	(1)	$69	(1)	$4	(2)	$3	(2)	$2	(2)
Difference between actuarial (gains) losses arising and actuarial (gains) losses amortized	(418)	(3)	28	(3)	(266	)(3)	(135)	(4)	(8	)(4)	(63	)(4)
Difference between plan amendment costs arising and plan amendment costs amortized	(18)	(5)	(11	)(5)	10	(5)	(5)	(6)	72	(6)	—
Amortization of transitional obligation	—		(20)		(2)		—		1		—

	(220)		62		(189)		(136)		68		(61)
Change in valuation allowance	1		—		1		—		—		—

Defined benefit plan expense recognized	$173		$145		$103		$64		$85		$90

(1)	Expected return on plan assets of $189 million (2004: $171 million; 2003: $188 million), less deferral of actual return on plan assets of $405 million (2004: $236 million; 2003: $257 million).

(2)	Expected return on plan assets of $7 million (2004: $7 million; 2003: $7 million), less deferral of actual return on plan assets of $11 million (2004: $10 million; 2003: $9 million).

(3)	Actuarial (gains) losses amortized of $57 million (2004: $64 million; 2003: $15 million), less actual actuarial (gains) losses incurred of $475 million (2004: $36 million; 2003: $281 million).

(4)	Actuarial (gains) losses amortized of $8 million (2004: $10 million; 2003: $5 million), less actual actuarial (gains) losses incurred of $143 million (2004: $18 million; 2003: $68 million).

(5)	Amortization of plan amendments of $6 million (2004: $5 million; 2003: $3 million), less actual plan amendments of $25 million (2004: $16 million; 2003: $(7) million).

(6)	Amortization of plan amendments of $(7) million (2004: $(6) million; 2003: nil), less actual plan amendments of $(2) million (2004: $(78) million; 2003: nil).
Benefit changes
2005
There were no material changes to the terms of our defined benefit pension plans or other benefit plans in 2005.
2004
Effective November 1, 2003, the plan providing medical, dental and life insurance benefits to Canadian retirees was amended to require those employees retiring subsequent to December 31, 2008, to contribute towards a portion of their benefit cost. The resulting reduction in liability is a negative plan amendment cost that is being amortized on a straight-line basis over the average remaining service period over which employees become fully eligible for benefits.
     Effective June 1, 2004, the long-term disability plan for Canadian employees became an employee-paid insured benefit. Employees who became disabled prior to June 1, 2004, continue to receive benefits from the long-term disability health and welfare trust. The obligations of the long-term disability plan, funded by a health and welfare trust, have not been curtailed or settled.
Benefit plan assets
The weighted-average asset allocation and target allocation by asset category of our defined benefit pension plans and other funded benefit plans are as follows:

	Pension benefit plans			Other benefit plans
	Target	Actual allocation		Target	Actual allocation
	allocation	as at October 31		allocation	as at October 31
Asset category	2006	2005	2004	2006	2005	2004

Equity securities(1)	54%	54%	56%	40%	38%	40%
Debt securities(1)	41	43	40	60	62	60
Real estate	5	3	4	—	—	—

Total	100%	100%	100%	100%	100%	100%

(1)	Pension benefit plans include CIBC securities of $12 million (2004: $24 million), representing 0.4% of total plan assets (2004: 0.8%). Other benefit plans do not include any CIBC securities.

128 Notes to the Consolidated Financial Statements	CIBC Annual Accountability Report 2005 For what matters
The investment policy for benefit plan assets is to optimize the risk-return relationship using a global portfolio of various asset classes diversified by market segment, economic sector and issuer. The goal is to secure our registered pension plans and long-term disability plan obligations, maximizing the investment returns while not compromising the security of the respective plans, in a cost-effective manner. Plan assets are managed by external investment managers and TAL Global Asset Management Inc., a wholly owned subsidiary of CIBC and, within established ranges, are rebalanced as required to the target asset mix.
Plan assumptions
The discount rate assumption used in determining pension and post-retirement benefit obligations and net benefit expense reflects the market yields, as of the measurement date, on high-quality debt instruments with cash flows that match expected benefit payments.
     For the Canadian plans, the expected rate of return on plan assets assumption is reviewed annually by management, in conjunction with our actuaries. The assumption is based on expected returns for the various asset classes, weighted by the portfolio allocation. Anticipated future long-term performance of individual asset categories is considered, reflecting expected future inflation and real yields on fixed income securities and equities.
     In the U.K. and the U.S., procedures similar to those in Canada are used to develop the expected long-term rate of return on plan assets, taking into consideration local market conditions and the specific allocation of plan assets.
     The assumptions used to determine the accrued benefit obligation and the benefit plan expense are as follows:

	Pension benefit plans			Other benefit plans
Weighted-average assumptions	2005	2004	2003	2005	2004	2003

Accrued benefit obligation as at October 31
Discount rate at end of the period	5.2%	6.2%	6.2%	5.1%	6.0%	6.1%
Rate of compensation increase	3.5	3.5	3.6	3.2	3.2	3.3

Net benefit plan expense for the years ended October 31
Discount rate at beginning of the period	6.2%	6.2%	6.7%	6.0%	6.1%	6.4%
Expected long-term rate of return on plan assets	7.0	7.0	7.5	6.5	6.5	7.0
Rate of compensation increase	3.5	3.6	3.7	3.2	3.3	3.4

The assumed health-care cost trend rates are as follows:

For the years ended October 31	2005	2004	2003

Health-care cost trend rates assumed for next year	7.8%	9.3%	10.1%
Rate to which the cost trend rate is assumed to decline	4.5%	4.5%	4.5%
Year that the rate reaches the ultimate trend rate	2012	2012	2011

A one percentage-point change in assumed health-care cost trend rates would have the following effects:

	One percentage-point increase			One percentage-point decrease
$ millions, for the years ended October 31	2005	2004	2003	2005	2004	2003

Effect on total benefit plan expense	$13	$12	$11	$(12)	$(11)	$(8)
Effect on accrued benefit obligation	125	89	97	(97)	(71)	(74)

Defined contribution and other plans
We also maintain defined contribution plans for certain employees. The total expense recognized for defined contribution plans is as follows:

$ millions, for the years ended October 31	2005	2004	2003

Defined contribution pension plans	$14	$18	$19
Government pension plans (1)	75	74	82

(1)	Includes Canada Pension Plan, Quebec Pension Plan, and U.S. Federal Insurance Contributions Act.

CIBC Annual Accountability Report 2005 For what matters	Notes to the Consolidated Financial Statements 129
Cash flows
Cash contributions
The most recent actuarial valuation of the principal defined benefit pension plan for funding purposes was as at October 31, 2004. The next actuarial valuation of the plan will be required as at a date not later than October 31, 2007. For the long-term disability plan, the most recent actuarial valuation was performed as at October 31, 2004.
     Total cash contributions for employee future benefit plans consist of:

	Pension benefit plans			Other benefit plans
$ millions, for the years ended October 31	2005	2004	2003	2005	2004	2003

Funded plans	$223	$303	$247	$3	$23	$32
Beneficiaries of unfunded plans	8	6	6	15	14	12
Defined contribution pension plans	14	18	19	—	—	—

Total	$245	$327	$272	$18	$37	$44

The contributions for 2006 are anticipated to be approximately $135 million for defined benefit pension plans and $19 million for other benefit plans. These estimates are subject to change since contributions are affected by various factors, such as market performance, regulatory requirements, and management’s ability to change funding policy.
Benefit payments
The following benefit payments, which reflect expected future services, as appropriate, are expected to be paid either by CIBC or from the trust funds:

$ millions	Pension benefit plans	Other benefit plans

2006	$153	$47
2007	155	47
2008	158	47
2009	162	47
2010	166	48
2011 — 2015	942	251

    Note   19 INCOME TAXES
Income taxes are reported in the consolidated financial statements as follows:
TOTAL INCOME TAXES

$ millions, for the years ended October 31	2005	2004		2003

Consolidated statements of operations
Provision for income taxes — Current	$537	$650		$(70)
— Future	252	140		309

	789	790		239

Consolidated statements of changes in shareholders’ equity
Foreign currency translation adjustments	(120)	617		1,412
Accounting policy changes	11 (1)	3	(2)	—
Other	(11)	4		19

	(120)	624		1,431

	$669	$1,414		$1,670

(1)	Represents the effect of implementing the CICA AcG-15, “Consolidation of Variable Interest Entities.”

(2)	Represents the effect of implementing the CICA AcG-17, “Equity-linked Deposit Contracts.”

130 Notes to the Consolidated Financial Statements	CIBC Annual Accountability Report 2005 For what matters
The components of income tax consist of the following:
COMPONENTS OF INCOME TAX

$ millions, for the years ended October 31	2005	2004	2003

Current income taxes
Federal	$192	$833	$1,076
Provincial	107	386	450
Foreign	162	9	26

	461	1,228	1,552

Future income taxes
Federal	23	81	(77)
Provincial	12	(10)	(29)
Foreign	173	115	224

	208	186	118

	$669	$1,414	$1,670

Future income tax balances are included in other assets (Note 9) and result from temporary differences between the tax basis of assets and liabilities and their carrying amounts on the consolidated balance sheets.
     The combined Canadian federal and provincial income tax rate varies each year according to changes in the statutory rates imposed by each of these jurisdictions and according to changes in the proportion of our business carried on in each province. We are also subject to Canadian taxation on income of foreign branches. Earnings of foreign subsidiaries would generally only be subject to Canadian tax when distributed to Canada. Additional Canadian taxes that would be payable if all foreign subsidiaries’ retained earnings were distributed to the Canadian parent as dividends are estimated at $420 million (2004: $400 million; 2003: $542 million).
     The effective rates of income tax in the consolidated statements of operations are different from the combined Canadian federal and provincial income tax rate of 35.0% (2004: 35.3%; 2003: 36.6%) as set out below:
RECONCILIATION OF INCOME TAXES

$ millions, for the years ended October 31	2005		2004		2003

Combined Canadian federal and provincial income tax rate applied to income before income taxes	$324	35.0%	$1,022	35.3%	$803	36.6%
Income taxes adjusted for the effect of:
Earnings of foreign subsidiaries	(159)	(17.2)	(61)	(2.1)	(592)	(27.0)
Non-tax effected litigation provisions	699	75.4	—	—	—	—
Net realized foreign exchange gains on investments in foreign operations	203	21.9	—	—	—	—
Non-controlling interest portion of VIE income	(55)	(5.9)	—	—	—	—
Tax-exempt income and gains	(167)	(18.1)	(120)	(4.1)	(97)	(4.4)
Preferred share dividends treated as interest	23	2.5	38	1.3	41	1.9
Earnings of domestic subsidiaries	(1)	(0.1)	23	0.8	(14)	(0.6)
Future tax rate (increases) reductions	4	0.4	(50)	(1.7)	37	1.7
Other	(82)	(8.8)	(62)	(2.2)	61	2.7

Income taxes in the consolidated statements of operations	$789	85.1%	$790	27.3%	$239	10.9%

In 2005, the tax recovery on the Enron-related litigation provision was limited to $297 million. The repatriation of capital and retained earnings from our foreign operations resulted in a $375 million increase in income tax expense arising from the reversal of related accumulated balances in the foreign currency translation adjustments component of shareholders’ equity. A related $67 million future tax asset arising from the prior year’s foreign exchange losses and a $59 million reversal of a portion of the valuation allowance relating to the future tax asset from our U.S. operations were recognized.
     In November 2003, the Ontario government announced an increase in its corporate income tax rate and a cancellation of planned future rate reductions. As a result, we increased our future income tax asset by $50 million, thereby reducing income tax expense. During 2001, various proposed federal and provincial income tax rate decreases were passed into law, resulting in phased-in income tax reductions over a three- to four-year period. In 2003, we recognized a $37 million charge to income tax expense.
     During 2003, we reached an agreement with the Canada Revenue Agency resulting in the recognition of a recovery of $689 million in income taxes, in respect of certain foreign-based transactions, that were previously recorded as tax expense.
     In 2003, we recorded a $232 million income tax expense for the valuation allowance. The future income tax asset was reduced to an amount that is more likely than not to be realized, primarily as a result of the acceleration of our loan sale program, and reduced interest income resulting from a prolonged period of lower interest rates.

CIBC Annual Accountability Report 2005 For what matters	Notes to the Consolidated Financial Statements 131
SOURCES OF FUTURE INCOME TAX BALANCES

$ millions, as at October 31	2005	2004

Future income tax assets
Allowance for credit losses	$481	$720
Buildings and equipment	51	10
Pension and employee benefits	73	63
Unearned income	101	144
Investment revaluations	136	375
Tax loss carryforwards	871	595
Provisions	286	311
Other	160	119

	2,159	2,337
Valuation allowance	(125)	(201)

	2,034	2,136

Future income tax liabilities
Lease receivables	822	803
Buildings and equipment	26	9
Goodwill	48	—
Pension and employee benefits	73	—
Other	63	85

	1,032	897

Future income tax asset	$1,002	$1,239

Included in the tax loss carryforwards amount is $705 million of future tax assets related to losses in our U.S. operations (2004: $545 million) which expire in five to 20 years from origination. In addition, as other future income tax assets naturally reverse into tax losses in the U.S., we will have between five to 20 years from the date such temporary differences become tax losses to use them before they would begin to expire under current tax law. The total amount of the future income tax asset related to our U.S. operations, net of the valuation allowance, is $365 million (2004: $576 million). Also included in the tax loss carryforwards amount is a $131 million future tax asset related to Canadian capital losses, which have no expiry date. We believe that, based on all available evidence, it is more likely than not that all of the future income tax asset, net of the valuation allowance, will be realized prior to its expiration.
    Note   20 EARNINGS (LOSS) PER SHARE

$ millions, except per share amounts, for the years ended October 31	2005	2004	2003

Basic EPS
Net (loss) income	$(32)	$2,091	$1,950
Preferred share dividends	(125)	(100)	(75)

Net (loss) income applicable to common shares	$(157)	$1,991	$1,875

Weighted-average common shares outstanding (thousands)	339,263	355,735	360,048

Basic EPS	$(0.46)	$5.60	$5.21

Diluted EPS
Net (loss) income applicable to common shares	$(157)	$1,991	$1,875

Weighted-average common shares outstanding (thousands)	339,263	355,735	360,048
Add: stock options potentially exercisable (1) (thousands)	3,646	4,041	2,259

Weighted-average diluted common shares outstanding (2) (thousands)	342,909	359,776	362,307

Diluted EPS (3)	$(0.46)	$5.53	$5.18

(1)	Excludes average options outstanding of 460,560 with a weighted-average exercise price of $73.08; average options outstanding of 3,923 with a weighted-average exercise price of $69.34; and average options outstanding of 3,274,474 with a weighted-average exercise price of $52.89 for the years ended October 31, 2005, 2004 and 2003, respectively, as the options’ exercise prices were greater than the average market price of CIBC’s common shares. Also excluded are average options outstanding of 112,778 with a weighted-average exercise price of $37.60; average options outstanding of 258,630 with a weighted-average exercise price of $37.60; and average options outstanding of 576,222 with a weighted-average exercise price of $37.60 for the years ended October 31, 2005, 2004 and 2003, respectively, as these options are performance based and the vesting criteria for these options had not been achieved.

(2)	Convertible preferred shares and preferred share liabilities have not been included in the calculation since we have the right to redeem them for cash prior to the conversion date.

(3)	In case of a loss, the effect of stock options potentially exercisable on diluted earnings (loss) per share will be anti-dilutive; therefore, basic and diluted earnings (loss) per share will be the same.

132 Notes to the Consolidated Financial Statements	CIBC Annual Accountability Report 2005 For what matters
Note 21 RELATED-PARTY TRANSACTIONS
In the ordinary course of business, we provide normal banking services to, and enter into contractual arrangements and other transactions with, affiliated companies on terms similar to those offered to non-related parties.
     Loans, at varied rates and terms, are made to directors and senior officers.
AMOUNTS OUTSTANDING FROM RELATED-PARTIES

$ millions, as at October 31	2005	2004

Residential mortgages	$2	$3
Personal loans	21	31
Credit card loans	1	1
Business and government loans	370	305

	$394	$340

    Note   22 DERIVATIVE INSTRUMENTS
As explained in Note 1, in the normal course of business, we use various derivative instruments in the course of trading and for ALM purposes. These derivatives limit, modify or give rise to varying degrees and types of risk.
Derivatives used by CIBC
The majority of our derivative contracts are over-the-counter transactions that are privately negotiated between CIBC and the counterparty to the contract. The remainder are exchange traded contracts transacted through organized and regulated exchanges and consist primarily of options and futures.
Interest rate derivatives
Forward rate agreements are over-the-counter contracts that effectively fix a future interest rate for a period of time. A typical forward rate agreement provides that at a pre-determined future date, a cash settlement will be made between the counterparties based upon the difference between a contracted rate and a market rate to be determined in the future, calculated on a specified notional principal amount. No exchange of principal amount takes place.
     Interest rate swaps are over-the-counter contracts in which two counterparties agree to exchange cash flows over a period of time based on rates applied to a specified notional principal amount. A typical interest rate swap would require one counterparty to pay a fixed market interest rate in exchange for a variable market interest rate determined from time to time with both calculated on a specified notional principal amount. No exchange of principal amount takes place.
     Interest rate options are contracts in which one party (the purchaser of an option) acquires from another party (the writer of an option), in exchange for a premium, the right, but not the obligation, either to buy or sell, on a specified future date or within a specified time, a specified financial instrument at a contracted price. The underlying financial instrument will have a market price which varies in response to changes in interest rates. In managing our interest rate exposure, we act both as a writer and purchaser of these options. Options are transacted both over-the-counter and through exchanges.
     Interest rate futures are standardized contracts transacted on an exchange. They are based upon an agreement to buy or sell a specified quantity of a financial instrument on a specified future date, at a contracted price. These contracts differ from forward rate agreements in that they are in standard amounts with standard settlement dates and are transacted on an exchange.
Foreign exchange derivatives
Foreign exchange forwards are over-the-counter contracts in which one counterparty contracts with another to exchange a specified amount of one currency for a specified amount of a second currency, at a future date or range of dates.
     Swap contracts comprise foreign exchange swaps and cross-currency interest rate swaps. Foreign exchange swaps are transactions in which a foreign currency is simultaneously purchased in the spot market and sold in the forward market, or vice-versa. Cross-currency interest rate swaps are transactions in which counterparties exchange principal and interest flows in different currencies over a period of time. These contracts are used to manage both currency and interest rate exposures.
     Foreign exchange futures contracts are similar in mechanics to foreign exchange forward contracts but differ in that they are in standard currency amounts with standard settlement dates and are transacted on an exchange.
Credit derivatives
Credit derivatives are over-the-counter contracts designed to transfer the credit risk in an underlying financial instrument (usually termed as a reference asset) from one counterparty to another. The most common credit derivatives are credit default swaps (referred to as option contracts) and total return swaps (referred to as swap contracts). In option contracts, an option purchaser acquires credit protection on a reference asset or group of assets from an option writer in exchange for a premium. The option purchaser may pay the agreed premium at inception or over a period of time. The credit protection compensates the option purchaser for any deterioration in value of the reference asset upon the occurrence of certain credit events such as bankruptcy or failure to pay. Settlement may be cash based or physical, requiring the delivery of the reference asset to the option writer. In swap contracts, one counterparty agrees to pay or receive from the other cash amounts based on changes in the value of a reference asset or group of assets, including any returns such as interest earned on these assets in exchange for amounts that are based on prevailing market funding rates. These cash settlements are made regardless of whether there is a credit event.
Equity derivatives
Equity swaps are over-the-counter contracts in which one counterparty agrees to pay, or receive from the other, cash amounts based on changes in the value of a stock index, a basket of stocks or a single stock. These contracts sometimes include a payment in respect of dividends.
     Equity options give the purchaser of the option, for a premium, the right, but not the obligation, to buy from or sell to the writer of an option, an underlying stock index, basket of stocks or single stock at a contracted price. Options are transacted both over-the-counter and through exchanges.
     Equity index futures are standardized contracts transacted on an exchange. They are based on an agreement to pay or receive a cash amount based on the difference between the contracted price level of an underlying stock index and its corresponding market price level at a specified future date.

CIBC Annual Accountability Report 2005 For what matters	Notes to the Consolidated Financial Statements 133
There is no actual delivery of stocks that comprise the underlying index. These contracts are in standard amounts with standard settlement dates.
Other derivatives
We also transact in other derivative products, including commodity forward, futures, swaps and options, such as precious metal and energy-related products in both over-the-counter and exchange markets.
Notional amounts
The table below presents the notional amounts of derivative instruments.
     The notional amounts are not recorded as assets or liabilities as they represent the face amount of the contract to which a rate or price is applied to determine the amount of cash flows to be exchanged. Notional amounts do not represent the potential gain or loss associated with market risk or credit risk of such instruments.
NOTIONAL AMOUNTS

	Residual term to contractual maturity					Analyzed by use
					2005 total
	Under	3 to 12	1 to	Over	notional		2005		2004
$ millions, as at October 31	3 months	months	5 years	5 years	amounts	Trading	ALM	Trading	ALM

Interest rate derivatives
Over-the-counter
Forward rate agreements	$27,357	$11,887	$251	$74	$39,569	$39,524	$45	$25,182	$—
Swap contracts	92,412	113,192	286,275	118,255	610,134	498,255	111,879	553,600	111,273
Purchased options	7,087	7,610	15,558	7,408	37,663	36,767	896	38,187	219
Written options	12,572	10,318	18,396	6,642	47,928	45,732	2,196	41,748	1,656

	139,428	143,007	320,480	132,379	735,294	620,278	115,016	658,717	113,148

Exchange traded
Futures contracts	34,112	20,073	18,635	219	73,039	68,590	4,449	72,882	7,270
Purchased options	1,477	2,303	591	—	4,371	4,371	—	12,849	—
Written options	3,740	6,130	1,181	—	11,051	11,051	—	5,596	—

	39,329	28,506	20,407	219	88,461	84,012	4,449	91,327	7,270

Total interest rate derivatives	178,757	171,513	340,887	132,598	823,755	704,290	119,465	750,044	120,418

Foreign exchange derivatives
Over-the-counter
Forward contracts	53,191	7,301	3,290	850	64,632	46,632	18,000	61,880	18,566
Swap contracts	6,206	14,196	33,557	21,288	75,247	57,523	17,724	55,889	16,481
Purchased options	1,066	1,379	579	456	3,480	3,480	—	9,685	—
Written options	1,113	1,475	590	355	3,533	3,428	105	8,935	—

	61,576	24,351	38,016	22,949	146,892	111,063	35,829	136,389	35,047

Exchange traded
Futures contracts	91	100	—	—	191	191	—	69	—

Total foreign exchange derivatives	61,667	24,451	38,016	22,949	147,083	111,254	35,829	136,458	35,047

Credit derivatives
Over-the-counter
Swap contracts	390	704	827	104	2,025	2,025	—	1,404	—
Purchased options	6,294	7,941	13,356	5,703	33,294	24,658	8,636	16,130	5,561
Written options(1)	8,381	1,512	15,770	3,709	29,372	29,179	193	22,581	200

Total credit derivatives	15,065	10,157	29,953	9,516	64,691	55,862	8,829	40,115	5,761

Equity derivatives(2)
Over-the-counter	6,568	15,553	18,931	1,102	42,154	41,610	544	39,324	1,355
Exchange traded	23,361	2,844	13,924	314	40,443	40,243	200	24,981	1,065

Total equity derivatives	29,929	18,397	32,855	1,416	82,597	81,853	744	64,305	2,420

Other derivatives(3)
Over-the-counter	5,592	6,353	10,547	957	23,449	23,449	—	17,280	—
Exchange traded	605	913	766	21	2,305	2,305	—	1,469	—

Total other derivatives	6,197	7,266	11,313	978	25,754	25,754	—	18,749	—

	$291,615	$231,784	$453,024	$167,457	$1,143,880	$979,013	$164,867	$1,009,671	$163,646

(1)	ALM written options are reported as financial guarantees in Note 24.

(2)	Includes forwards, futures, swaps and options.

(3)	Includes precious metals and other commodity forwards, futures, swaps and options.

134 Notes to the Consolidated Financial Statements	CIBC Annual Accountability Report 2005 For what matters
Risk
In the following sections, we discuss the risks related to the use of derivatives and how we manage these risks.
Market risk
Derivative instruments, in the absence of any compensating upfront cash payments, generally have no market value at inception. They obtain value, positive or negative, as relevant interest rates, foreign exchange rates, equity, commodity or credit prices or indices change, such that the previously contracted terms of the derivative transactions have become more or less favourable than what can be negotiated under current market conditions for contracts with the same terms and the same remaining period to expiry. The potential for derivatives to increase or decrease in value as a result of the foregoing factors is generally referred to as market risk.
     Market risk arising through trading activities is managed in order to mitigate risk, where appropriate, and with a view to maximizing trading revenue. To further manage risks, we may enter into contracts with other market makers or may undertake cash market hedges. There is no correlation between the high notional values of contracts to which we are a party and the net market and credit risks to which we are exposed.
Credit risk
Credit risk arises from the potential for a counterparty to default on its contractual obligations and the risk that prevailing market conditions are such that we would incur a loss in replacing the defaulted transaction. We limit the credit risk of derivatives traded over-the-counter by dealing with counterparties that are creditworthy, and by actively pursuing risk mitigation opportunities through the use of multi-product derivative master netting agreements, collateral and other credit mitigation techniques.
     We negotiate derivative master netting agreements with counterparties with which we have significant credit risk through derivatives activities. Such agreements provide for the simultaneous close out and netting of all transactions with a counterparty in an event of default. An increasing number of these agreements also provide for the exchange of collateral between parties in the event that the mark-to-market value of outstanding transactions between the parties exceeds an agreed threshold. Such agreements are used both to accommodate business with less creditworthy counterparties and to help contain the buildup of credit exposure resulting from multiple deals with more active counterparties. Credit risk on exchange traded futures and options is limited, as these transactions are standardized contracts executed on established exchanges each of which is associated with a well-capitalized clearing house that assumes the obligations of both counterparties and guarantees their performance. All exchange traded contracts are subject to initial margins and the daily settlement of variation margins.
     Written options generally have no credit risk for the writer if the counterparty has already performed in accordance with the terms of the contract through payment of the premium at inception. Written options will, however, have some credit risk to the extent of any unpaid premiums.
     The table below summarizes our credit exposure arising from derivative instruments except for those that are traded on an exchange and subject to daily margining requirements. The calculation of risk-weighted amount is prescribed by OSFI. The current replacement cost is the estimated cost to replace all contracts which have a positive market value, representing an unrealized gain to CIBC. The replacement cost of an instrument is dependent upon its terms relative to prevailing market prices, and will fluctuate as market prices change and as the derivative approaches its scheduled maturity.
     The credit equivalent amount is the sum of the current replacement cost and the potential credit exposure. The potential credit exposure is an estimate of the amount by which the current replacement cost could increase over the remaining term of each transaction, based on a formula prescribed by OSFI. The credit equivalent amount is then multiplied by standard counterparty risk-weighting factors prescribed by OSFI that are adjusted for the impact of collateral and guarantees to arrive at the risk-weighted amount. The risk-weighted amount is used in determining the regulatory capital requirements for derivatives.

CIBC Annual Accountability Report 2005 For what matters	Notes to the Consolidated Financial Statements 135
CREDIT RISK

					2005	2004
				Credit	Risk-				Credit	Risk-
	Current replacement cost			equivalent	weighted	Current replacement cost			equivalent	weighted
$ millions, as at October 31	Trading	ALM	Total	amount	amount(1)	Trading	ALM	Total	amount	amount(1)

Interest rate derivatives
Forward rate agreements	$7	$—	$7	$9	$3	$8	$—	$8	$8	$2
Swap contracts	8,116	1,070	9,186	12,283	2,614	11,123	989	12,112	15,523	3,566
Purchased options	777	9	786	975	242	691	—	691	873	208

	8,900	1,079	9,979	13,267	2,859	11,822	989	12,811	16,404	3,776

Foreign exchange derivatives
Forward contracts	676	40	716	1,413	412	1,717	228	1,945	2,736	1,220
Swap contracts	4,267	147	4,414	7,892	1,544	4,598	274	4,872	8,267	1,800
Purchased options	127	—	127	215	68	248	—	248	419	136

	5,070	187	5,257	9,520	2,024	6,563	502	7,065	11,422	3,156

Credit derivatives(2)
Swap contracts	55	—	55	197	75	56	—	56	164	65
Purchased options	87	—	87	1,818	700	71	—	71	1,231	178
Written options(3)	44	—	44	44	22	—	—	—	—	—

	186	—	186	2,059	797	127	—	127	1,395	243

Equity derivatives(4)	2,259	3	2,262	4,343	1,466	1,612	47	1,659	3,588	1,145

Other derivatives(5)	2,573	—	2,573	4,750	1,940	2,320	—	2,320	3,996	1,757

	18,988	1,269	20,257	33,939	9,086	22,444	1,538	23,982	36,805	10,077
Less: effect of master netting agreements	(13,315)	—	(13,315)	(18,565)	(4,766)	(17,022)	—	(17,022)	(22,482)	(6,412)

	$5,673	$1,269	$6,942	$15,374	$4,320	$5,422	$1,538	$6,960	$14,323	$3,665

(1)	Risk-weighted amount is the credit equivalent amount multiplied by the prescribed counterparty credit risk factor adjusted for the impact of collateral and guarantees.

(2)	ALM credit derivative options, with a replacement cost of $34 million (2004: $14 million), are given financial guarantee treatment for credit risk capital purposes and are excluded from the table above.

(3)	Represents the fair value of contracts for which fees are received over the life of the contracts.

(4)	Includes forwards, swaps and options.

(5)	Includes precious metals and other commodity forwards, swaps and options.
    Note   23 FAIR VALUE OF FINANCIAL INSTRUMENTS
The tables that follow present the fair value of both on- and off-balance sheet financial instruments, based on the fair valuation approach set out below.
     Fair value represents our estimate of the price at which a financial instrument could be exchanged in an arm’s length transaction between knowledgeable and willing parties, under no compulsion to act, carried out in the normal course of business. Fair value is best evidenced by a quoted market price, if one exists.
     Quoted market prices are not available for a significant portion of our on- and off-balance sheet financial instruments because of the lack of traded markets and also, where such markets do exist, they are not considered sufficiently liquid to be used as a basis for fair value. Where quoted markets exist and are considered active, these quoted prices are used to calculate fair value.
     Valuation adjustments are an integral component of our fair valuation process. To arrive at fair value, we make valuation adjustments, where appropriate, to cover risks such as counterparty credit quality or concentration or market liquidity. In our mid-pricing portfolios, we also consider valuation adjustments for bid-offer spread to cover close-out risk. In addition, we also make valuation adjustments for positions, which rely on complex models for valuation or on models incorporating unobservable parameters (refer to Note 1 for additional details).
     In those instances where traded markets do not exist or are not considered sufficiently liquid, our measure of fair value is estimated, using a variety of valuation techniques and models. The results of these valuation techniques and models may vary from the ultimate net realizable value. We have an ongoing process of enhancing our valuation techniques and models. Where enhancements are made, they are applied prospectively, so that fair values reported in prior periods are not recalculated on the new bases. Our techniques and models take into account the effect of changes in market rates, including credit quality, where we are exposed to the credit risk of an issuer, borrower or counterparty.
     Both book and fair values of loans and loan commitments are affected by credit quality. In this regard, we rely on our processes for determining the allowance for credit losses to simultaneously write down (but not up) both the book and fair values of loans and to account for reductions in credit quality of loan commitments and other credit-related arrangements on which we have credit exposure. This applies to impaired assets and assets not yet specifically identified as impaired through specific and general allowances, respectively. The specific allowance for credit losses is designed to write down the book value of impaired loans to the recoverable amounts and to account for any impairment on loan commitments and other credit-related arrangements. Recoverable amounts do not take into account the credit protection available to us through credit derivatives because these credit derivatives are carried at fair value. The general allowance for credit losses is similarly designed to write down the book value of loans to reflect losses inherent in the portfolio of loans (and commitments and other credit-related arrangements) that are not yet specifically identified as impaired. The recoverable amounts thus calculated and used for book value purposes already include the effect of credit quality and, therefore, no further adjustments for credit risks are made in arriving at fair value. Both the book

136 Notes to the Consolidated Financial Statements	CIBC Annual Accountability Report 2005 For what matters
and fair values disclosed are net of all specific and general allowances for credit losses. The policy followed in setting allowances for credit losses is explained in Note 1.
     For changes in fair value due to interest rate risk on financial instruments where traded markets do not exist, except for privately issued debt securities, the calculation of fair value is based on the difference between the original and current market interest rates for the same type of instrument, using present value techniques. The actual cash flows based on the original interest rate are discounted using current market interest rates for the remaining term to the repricing or maturity date, whichever is earlier. The remaining term used is generally contractual. We do not make additional adjustments to fair value for bid-offer considerations for our non-trading portfolios’ fair values.
     Due to the judgment used in applying a wide variety of acceptable valuation techniques and models, as well as the use of estimates inherent in this process, estimates of fair value of the same or similar assets may differ among financial institutions. The calculation of fair values is based on market conditions, as at October 31, 2005, and may not be reflective of ultimate realizable value.
Methods and assumptions
Financial instruments with fair value equal to book value
Where we consider any difference between fair and book values of certain on-balance sheet financial instruments to be insignificant, the fair value of certain on-balance sheet financial instruments is assumed to equal their book value. These categories are: cash and non-interest-bearing deposits with banks; short-term interest-bearing deposits with banks; securities borrowed or purchased under resale agreements; customers’ liability under acceptances; acceptances; obligations related to securities sold short; obligations related to securities lent or sold under repurchase agreements and other liabilities (except for ALM derivatives not carried at fair value as described in footnote 2 on page 137).
Securities
The fair value of securities are detailed in Note 3 and are based on quoted market prices where available; otherwise, fair values are estimated using quoted market prices for similar securities or other third-party evidence, as available.
     The quoted market price used to value publicly traded equity securities held for investment purposes does not take into account any adjustments for resale restrictions that expire within one year, for liquidity or for future expenses.
     For privately issued debt and equity securities, we estimate fair value using recent market transactions, where available. Otherwise fair values are derived from valuation models using a market, or income approach. These models consider various factors including projected cash flows, earnings, revenue or other third-party evidence as available.
Loans
The fair value of variable-rate mortgages, which are largely prime rate based are assumed to equal their book value. The fair value of fixed-rate mortgages are estimated, using a discounted cash flow calculation that uses market interest rates currently charged for mortgages with similar remaining terms. The valuation model used for mortgages takes into account prepayment optionality, as well as consumer behaviour, as appropriate.
     The fair value of variable-rate loans and those that reprice frequently are assumed to be equal to their book value. The fair value for fixed-rate loans is estimated, using a discounted cash flow calculation that uses market interest rates currently charged for loans with similar terms and credit risks. As noted above, the book value of loans is adjusted for impaired loans and loans not yet specifically identified as impaired through the specific and general allowance categories, respectively. The fair value of loans is not adjusted for the value of any credit derivatives used to manage the credit risk associated with them. The fair value of these credit derivatives is disclosed separately.
Other assets
Other assets included in the table below mainly comprise accrued interest receivable, brokers’ client accounts, equity-accounted investments, limited partnerships and accounts receivable.
     Except as noted, the fair value of all other assets is assumed to equal book value because we consider any difference not to be significant. The fair value of limited partnership investments is taken from net asset values published by third-party fund managers and is adjusted for better and/or more recent information where available and appropriate. For equity-accounted investments, we estimate fair value using quoted market prices or other recent market transactions, where available. Otherwise, fair value is derived from valuation models, except for instances where the benefits of estimating fair value for unquoted equity-accounted investments do not outweigh the related costs, then fair value is assumed to equal book value. At October 31, 2005, we assumed the fair value of FirstCaribbean International Bank (FCIB), an equity-accounted investment of CIBC, was equal to its book value of $805 million (2004: $733 million).
Deposits
The fair value of floating-rate deposits and demand deposits are assumed to be equal to their book value. The fair value of fixed-rate deposits are determined by discounting the contractual cash flows using market interest rates currently offered for deposits of similar terms. The fair value for deposit liabilities with embedded optionality (cashable option) includes the value of those options.
Subordinated indebtedness
The fair value is determined by reference to market prices for the same or similar debt instruments.
Preferred share liabilities
The fair value of these obligations is determined by reference to market prices for the same or similar financial instruments.
Derivative instruments market valuation
The fair value of derivatives is based on quoted market prices or dealer quotes, where available. Otherwise, fair values are estimated on the basis of pricing models that incorporate current market measures for interest rates, currency exchange rates, equity prices and indices, credit spreads, corresponding market volatility levels and other market-based pricing factors.
     For trading derivatives, fair value reflects a valuation adjustment for market, model and credit risks, as well as administrative costs, as appropriate. Specifically, credit risk adjustments are based on current and potential credit exposure and take into account both collateral and netting arrangements. Administrative cost adjustments reflect the expected future costs of processing by type of deal and term.
     For non-trading (ALM) derivatives, the fair value is determined on the same basis as for trading derivatives without valuation adjustments.
ALM derivatives not carried at fair value
Fair value is determined on the same basis as for non-trading (ALM) derivatives carried at fair value included in derivative instruments market valuation above.

CIBC Annual Accountability Report 2005 For what matters	Notes to the Consolidated Financial Statements 137
Mortgage commitments
The fair value of mortgage commitments, included in derivatives held for ALM, is for fixed-rate residential and commercial mortgage commitments and is based on changes in market interest rates between the commitment and funding dates. The valuation model takes into account the expected probability that outstanding commitments will be exercised.
Credit commitments
Other commitments to extend credit are primarily variable rate and, consequently, do not expose CIBC to interest rate risk, although they do expose CIBC to credit risk. These commitments generally contain provisions whereby drawn credit commitments are priced based on the credit quality of the obligor at the date funds are drawn. As noted above, the credit exposure on loan commitments is included in our assessment of the specific and general allowances and, hence, no further adjustments are made.
     The fair values disclosed in the following table exclude the value of assets that are not financial instruments. Also, excluded from this table are assets, such as land, buildings and equipment, as well as goodwill and other intangible assets, including customer relationships, which add significant value to CIBC.
FAIR VALUE OF FINANCIAL INSTRUMENTS

	2005			2004
			Fair value			Fair value
			over (under)			over (under)
$ millions, as at October 31	Book value	Fair value	book value	Book value	Fair value	book value

Assets
Cash and non-interest-bearing deposits with banks	$1,310	$1,310	$—	$1,374	$1,374	$—
Interest-bearing deposits with banks	10,542	10,542	—	10,829	10,829	—
Securities	67,764	67,833	69	67,316	68,052	736
Securities borrowed or purchased under resale agreements	18,514	18,514	—	18,165	18,165	—
Loans	141,783	142,043	260	137,504	138,081	577
Derivative instruments market valuation (1)	20,309	20,309	—	23,710	23,710	—
Customers’ liability under acceptances	5,119	5,119	—	4,778	4,778	—
Other assets	7,044	7,316	272	5,226	5,422	196

Liabilities
Deposits	$192,734	$192,674	$(60)	$190,577	$190,781	$204
Derivative instruments market valuation (1)	20,128	20,128	—	23,990	23,990	—
Acceptances	5,119	5,119	—	4,778	4,778	—
Obligations related to securities sold short	14,883	14,883	—	12,220	12,220	—
Obligations related to securities lent or sold under repurchase agreements	14,325	14,325	—	16,790	16,790	—
Other liabilities	11,537	11,537	—	6,562	6,562	—
Subordinated indebtedness	5,102	5,468	366	3,889	4,259	370
Preferred share liabilities	600	660	60	1,043	1,135	92

ALM derivatives not carried at fair value (1)(2)(3)	$73	$82	$9	$(380)	$(660)	$(280)

(1)	ALM derivatives carried at fair value are included in derivative instruments market valuation.

(2)	The book value includes both the ALM derivatives not carried at fair value of $(281) million (2004: $(707) million) and unamortized hedge-related deferred balances, net $354 million (2004: net $327 million), which are included in other assets and other liabilities.

(3)	The fair value over (under) book value includes deferred gains of $266 million (2004: $107 million) relating to derivative hedges for anticipated transactions related to certain deposit programs and expenses. These transactions and related hedges will be recognized in the consolidated financial statements over the next eight years.

138 Notes to the Consolidated Financial Statements	CIBC Annual Accountability Report 2005 For what matters
FAIR VALUE OF DERIVATIVE INSTRUMENTS

	2005 fair value			2004 fair value
$ millions, as at October 31	Positive	Negative	Net	Positive	Negative	Net

Held for trading (7)
Interest rate derivatives
Forward rate agreements	$7	$10	$(3)	$8	$7	$1
Swap contracts	8,116	7,711	405	11,123	10,403	720
Purchased options	779	—	779	694	—	694
Written options	—	618	(618)	—	936	(936)

Total interest rate derivatives	8,902	8,339	563	11,825	11,346	479

Foreign exchange derivatives
Forward contracts	676	695	(19)	1,717	1,645	72
Swap contracts	4,267	3,885	382	4,598	4,098	500
Purchased options	127	—	127	248	—	248
Written options	—	120	(120)	—	345	(345)

Total foreign exchange derivatives	5,070	4,700	370	6,563	6,088	475

Credit derivatives
Swap contracts	55	48	7	56	68	(12)
Purchased options	87	46	41	71	40	31
Written options	44	30	14	—	13	(13)

Total credit derivatives	186	124	62	127	121	6

Equity derivatives (1)	3,109	3,405	(296)	2,302	2,922	(620)

Other derivatives (2)	2,659	2,840	(181)	2,320	2,436	(116)

Total held for trading (3)	19,926	19,408	518	23,137	22,913	224

Held for ALM (4)
Interest rate derivatives
Swap contracts	1,070	731	339	989	933	56
Purchased options	9	—	9	—	—	—
Written options	—	27	(27)	—	8	(8)

Total interest rate derivatives	1,079	758	321	989	941	48

Foreign exchange derivatives
Forward contracts	40	53	(13)	228	414	(186)
Swap contracts	147	680	(533)	274	1,198	(924)
Purchased options	—	—	—	—	—	—

Total foreign exchange derivatives	187	733	(546)	502	1,612	(1,110)

Credit derivatives
Swap contracts	—	—	—	—	—	—
Purchased options	32	26	6	14	48	(34)
Written options (5)	2	2	—	—	1	(1)

Total credit derivatives	34	28	6	14	49	(35)

Equity derivatives (1)	3	38	(35)	47	114	(67)

Total held for ALM	1,303	1,557	(254)	1,552	2,716	(1,164)

Total fair value	21,229	20,965	264	24,689	25,629	(940)
Less: effect of master netting agreements	(13,315)	(13,315)	—	(17,022)	(17,022)	—

	$7,914	$7,650	$264	$7,667	$8,607	$(940)

Average fair value of derivatives held for trading (6)
Interest rate derivatives	$11,571	$11,043	$528	$13,443	$12,473	$970
Foreign exchange derivatives	5,672	5,318	354	5,742	5,441	301
Credit derivatives	155	117	38	133	132	1
Equity derivatives	2,492	3,157	(665)	1,919	2,410	(491)
Other derivatives	2,694	3,118	(424)	2,476	2,304	172

	$22,584	$22,753	$(169)	$23,713	$22,760	$953

(1)	Includes swaps and options.

(2)	Includes precious metals and other commodity forwards, swaps and options.

(3)	Derivative instruments held for trading and ALM derivative instruments carried at fair value (included in footnote 4 below) are reported as derivative instruments market valuation on the consolidated balance sheets.

(4)	Certain ALM derivative instruments are carried at fair value because they are ineligible for hedge accounting under AcG-13. Since these derivative instruments mitigate market risks, we consider them to be economic hedges for the corresponding risks of underlying positions. In addition, this category includes derivatives, such as seller swaps, whose risks are managed in the context of ALM activities. Derivatives held for ALM purposes at October 31, 2005, include positive and negative fair values of $383 million (2004: $573 million) and $720 million (2004: $1,077 million), respectively, in respect of derivative instruments held for economic hedging purposes.

(5)	Reported as financial guarantees in Note 24.

(6)	Average fair value represents monthly averages.

(7)	Includes positive and negative fair values of $938 million (2004: $693 million) and $1,156 million (2004: $738 million), respectively, for exchange-traded options.

CIBC Annual Accountability Report 2005 For what matters	Notes to the Consolidated Financial Statements 139
    Note   24 COMMITMENTS, GUARANTEES, PLEDGED ASSETS AND CONTINGENT LIABILITIES
Commitments
Off-balance sheet credit-related arrangements
Credit-related arrangements are generally off-balance sheet instruments and are typically entered into to meet the financing needs of clients or to facilitate international trade. In addition, certain credit exposures are not recorded on-balance sheet at amounts at which we could be obligated to extend credit. Our policy of requiring collateral or other security to support credit-related arrangements and the types of security held is generally the same as for loans. The contract amounts shown below for credit-related arrangements generally represent the maximum amount of additional credit that we could be obligated to extend. The contract amounts also represent the credit risk amounts should the contracts be fully drawn, the counterparties default and any collateral held proves to be of no value. As many of these arrangements will expire or terminate without being drawn upon, the contract amounts are not necessarily indicative of future cash requirements or actual risk of loss.
CREDIT-RELATED ARRANGEMENTS

	Contract amounts
$ millions, as at October 31	2005	2004

Lines of credit (1)	$55,247	$52,970
Securities lending (2)	45,817	33,813
Financial guarantees and standby letters of credit (3)	6,722	6,999
Documentary and commercial letters of credit	136	182
Other (4)	414	568

	$108,336	$94,532

(1)	Includes irrevocable lines of credit totalling $39.1 billion (2004: $39.6 billion), of which $28.6 billion (2004: $31.2 billion) will expire in one year or less, and excludes personal lines of credit and credit card lines, as the lines are short-term in nature and are revocable at our discretion.

(2)	Securities lending includes the full contract amount of custodial client securities totalling $30.3 billion (2004: $21.7 billion) lent by CIBC Mellon Global Securities Services, which is a 50/50 joint venture between CIBC and Mellon Financial Corp.

(3)	Includes ALM credit derivatives-written options with a contract amount of $193 million (2004: $200 million), which have also been reported as derivatives in Note 22.

(4)	Includes forward asset purchases.
Lines of credit
Lines of credit are undrawn lending facilities that we have approved to meet the business requirements of clients. The majority of such commitments are of a general nature with annual review provisions and/or various conditions for drawdown. The credit risk associated with undrawn lending facilities arises from the possibility that a commitment may be drawn as a loan. Therefore, a lending commitment is subject to the same credit review process as a loan. The amount of collateral obtained, if deemed necessary, is based on our credit evaluation of the borrower, and may include a charge over the present and future assets of the borrower.
Securities lending
Securities lending represents our credit exposure when we lend our own or our clients’ securities to a borrower and the borrower defaults on the redelivery obligation. The borrower must fully collateralize the security lent at all times. Securities lending of $2.5 billion (2004: $3.8 billion) for cash is excluded from the table above because it is reported on the consolidated balance sheets as obligations related to securities lent or sold under repurchase agreements.
Financial guarantees and standby letters of credit
Financial guarantees and standby letters of credit include credit enhancement facilities, standby and performance letters of credit, and written credit derivatives treated as financial guarantees. These instruments represent an irrevocable obligation to make payments to third parties in the event that clients are unable to meet their contractual financial or performance obligations. The credit risk associated with these instruments is essentially the same as that involved in extending irrevocable loan commitments to clients. The amount of collateral obtained, if deemed necessary, is based on our credit evaluation of the borrower and may include a charge over present and future assets of the borrower.
Documentary and commercial letters of credit
Documentary and commercial letters of credit are short-term instruments issued on behalf of a client, authorizing a third party, such as an exporter, to draw drafts on CIBC up to a specified amount, subject to specific terms and conditions. We are at risk for any drafts drawn that are not ultimately settled by the client; however, the amounts drawn are collateralized by the related goods.
Long-term commitments for leases
CIBC has obligations under non-cancellable leases for buildings and equipment.
     Future minimum lease payments for all lease commitments for each of the five succeeding years and thereafter are as follows:
LEASE COMMITMENTS(1)(2)(3)

$ millions

2006	$328
2007	281
2008	242
2009	210
2010	183
2011 and thereafter	1,050

(1)	Total rental expense in respect of buildings and equipment charged to the consolidated statements of operations was $687 million (2004: $673 million; 2003: $689 million).

(2)	Includes future minimum lease commitments under sale-leaseback amounting to $54 million in 2006, $54 million in 2007, $45 million in 2008, $41 million in 2009, $32 million in 2010 and $69 million in 2011 and thereafter.

(3)	Includes $71 million relating to some of our premises in New York that were sublet.
Other commitments
As an investor in merchant banking activities, we enter into commitments to fund external private equity funds and investments in equity and debt securities at market value at the time the commitments are drawn. In connection with these activities, we had commitments to invest up to $471 million, as at October 31, 2005 (2004: $737 million).
Guarantees
Guarantees include contracts that contingently require the guarantor to make payments to a guaranteed party based on (a) changes in an underlying economic characteristic that is related to an asset, liability or an equity security of the guaranteed party; (b) failure of another party to perform under an obligating agreement; or (c) failure of another third party to pay its indebtedness when due.

140 Notes to the Consolidated Financial Statements	CIBC Annual Accountability Report 2005 For what matters
     The following table summarizes significant guarantees issued and outstanding as at October 31, 2005:
GUARANTEES

Maximum potential
$ millions, as at October 31, 2005	future payment

Securities lending with indemnification (1)	$26,044
Standby and performance letters of credit	6,529
Credit enhancement facilities	—
Derivative contracts	See narrative
Other indemnification agreements	See narrative

(1)	Securities lending with indemnification is the full contract amount of custodial client securities lent by CIBC Mellon Global Securities Services, which is a 50/50 joint venture between CIBC and Mellon Financial Corp.
As many of these guarantees will expire or terminate without being drawn upon and do not take into consideration the possibility of recovery by means of recourse provisions or from collateral held or pledged, the maximum potential future payment amounts are not indicative of future cash requirements or credit risk, and bear no relationship to our expected losses from these arrangements. As at October 31, 2005, we had a liability of $4.6 billion (2004: $4.0 billion) recorded on our consolidated balance sheets related to the above noted guarantees. The total collateral available relating to these guarantees was $29.3 billion (2004: $22.3 billion).
Securities lending with indemnification
As part of our custodial business, indemnifications may be provided to security lending clients to ensure that the fair value of securities lent will be returned in the event that the borrower fails to return the indemnified securities and collateral held is insufficient to cover the fair value of those securities.
Standby and performance letters of credit
Standby and performance letters of credit represent written undertakings that back financial and performance obligations of the client. These guarantees convey similar credit risk characteristics as loans. We may collateralize standby and performance letters of credit by various forms, including cash, securities and other assets pledged.
Credit enhancement facilities
Certain credit enhancement facilities require us to guarantee the collection of the scheduled contractual cash flows from individual financial assets held by a VIE. Other credit enhancement features, including cash reserve accounts, cash collateral accounts and subordinated interests, are not considered guarantees.
Derivative contracts
Derivative contracts include credit default options and written options on interest rate, foreign exchange, equity, commodity, and other, which provide the holder the right to purchase or sell an underlying item for a pre-determined price. All such derivative contracts can potentially be used to protect against changes in an underlying, depending upon the intent of the option holder. For accounting purposes, we do not track the intent of a given counterparty when writing an option, and as a result, the maximum potential liability for derivative contracts that may meet the definition of a guarantee is unavailable. We generally hedge our exposure to these contracts by entering into a variety of offsetting derivative contracts and security positions.
Other indemnification agreements
In the ordinary course of operations, we enter into contractual arrangements under which we may agree to indemnify the counterparty to such arrangement from any losses relating to a breach of representations and warranties, a failure to perform certain covenants, or for claims or losses arising from certain external events as outlined within the particular contract. This may include, for example, losses arising from changes in tax legislation, litigation or claims relating to past performance. In addition, we have entered into indemnification agreements with each of our directors and officers to indemnify those individuals, to the extent permitted by law, against any and all claims or losses (including any amounts paid in settlement of any such claims) incurred as a result of their service to CIBC. In most indemnities, maximum loss clauses are generally not provided for, and as a result, no defined limit of the maximum potential liability exists. We believe that the likelihood of the conditions arising to trigger obligations under these contract arrangements is remote and, historically, any payments made in respect of these contracts have not been significant. No amounts related to these indemnifications, representations and warranties are reflected within the consolidated financial statements at October 31, 2005.
Pledged assets and collateral
In the ordinary course of business, we pledge our own or may sell or repledge third-party assets against liabilities, or to facilitate certain activities. The following table presents the sources and uses of pledged assets and collateral:
PLEDGED ASSETS AND COLLATERAL

$ millions, as at October 31	2005	2004

Sources of pledged assets and collateral
CIBC assets
Deposits with banks	$6	$6
Securities	13,696	14,239
Other assets	1,504	1,420

	15,206	15,665

Client assets
Collateral received and available for sale or repledge (1)	66,871	56,409
Not sold or repledged	2,931	4,932

	63,940	51,477

	$79,146	$67,142

Uses of pledged assets and collateral
Foreign governments and central banks (2)	$557	$589
Clearing systems, payment systems and depositories (2)	499	883
Margins for exchange traded futures and options, and collateralized derivative transactions	3,065	2,847
Securities lent (3)	45,817	33,813
Obligations related to securities sold short	14,883	12,220
Obligations related to securities lent or sold under repurchase agreements	14,325	16,790

	$79,146	$67,142

(1)	Includes the full contract amount totalling $32.0 billion (2004: $23.6 billion) of collateral received for custodial client securities lent by CIBC Mellon Global Securities Services.

(2)	Includes assets pledged in order to participate in clearing and payment systems and depositories or to have access to the facilities of central banks in foreign jurisdictions.

(3)	Includes the full contract amount of custodial client securities totalling $30.3 billion (2004: $21.7 billion) lent by CIBC Mellon Global Securities Services.

CIBC Annual Accountability Report 2005 For what matters	Notes to the Consolidated Financial Statements 141
Securities collateral
Client securities collateral available for sale or repledge is received in connection with securities lending, securities borrowed or purchased under resale agreements, margin loans and to collateralize derivative contracts. Client securities collateral may be sold or repledged by CIBC in connection with securities borrowed, lent or sold under repurchase agreements, for margin loans, as collateral for derivative transactions or delivered to cover securities sold short.
Contingent liabilities
CIBC is a party to a number of legal proceedings, including regulatory investigations, in the ordinary course of its business. In certain of these matters, claims for substantial monetary damages are asserted against CIBC and its subsidiaries. In accordance with Canadian GAAP, amounts are accrued for the financial resolution of claims if, in the opinion of management, it is both likely that a future event will confirm that a liability had been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. In some cases, however, it is either not possible to determine whether such a liability has been incurred or to reasonably estimate the amount of loss until the case is closer to resolution, in which case no accrual can be made until that time. If the reasonable estimate of loss involves a range within which a particular amount appears to be a better estimate, that amount would be accrued. If no such better estimate within a range is indicated, the minimum amount in the range is required to be accrued. We regularly assess the adequacy of CIBC’s contingent liabilities accrual and make the necessary adjustments to incorporate new information as it becomes available. Adjustments to the accrual in any quarter may be material in situations where significant new information becomes available. While there exists an inherent difficulty in predicting the outcome of such matters, based on current knowledge and consultation with legal counsel, we do not expect that the outcome of any of these matters, individually or in aggregate, would have a material adverse effect on our consolidated financial position. However, the outcome of any such matters, individually or in aggregate, may be material to our operating results for a particular year.
Enron
During the year, certain Enron litigation matters facing CIBC, Newby, et al. v. Enron Corp., et al., and the so called Megaclaims bankruptcy court action, were settled, both subject to court approval. To settle Newby, CIBC agreed to pay US$2.4 billion. To settle the Megaclaims action, CIBC agreed to pay US$250 million, and in exchange for US$24 million, Enron allowed the inclusion of approximately US$81 million in claims filed against the Enron bankruptcy estate and CIBC agreed to subordinate approximately US$42 million in other claims, which have been written off in prior years.
     CIBC is a defendant in a number of remaining Enron-related actions. During the year, we recorded a provision (included within other non-interest expenses) of $2.83 billion pre-tax ($2.53 billion after-tax) to increase our accrual (included within other liabilities) to cover the settlements and to reserve against the remaining Enron matters. Provisions to date take into account expected insurance recoveries. We have recorded a tax benefit of $297 million relating to the current year provision. There is significant uncertainty associated with the ultimate tax benefits to be realized in respect of these settlements. Accordingly, we have recognized the expected minimum tax benefits.
Hedge funds
During the year, CIBC reached settlements with the SEC and the Office of the New York State Attorney General (NYAG) regarding their investigations relating to financing and brokerage services provided by CIBC to certain hedge funds that engaged in mutual fund market timing. Pursuant to those settlements, without admitting or denying liability, CIBC agreed to pay a fine of US$25 million and to disgorge US$100 million, all of which will be distributed to the affected parties. During the year, we increased our accrual by $108 million to $158 million to cover the settlements. The provisions were allocated equally to CIBC Retail Markets and CIBC World Markets.
     In addition, two CIBC subsidiaries and a former employee were named as defendants in a number of class and derivative actions, brought on behalf of certain alleged affected parties who were shareholders of several families of mutual funds, claiming that CIBC knew or recklessly disregarded the fact that its hedge fund clients were engaging in deceptive market timing and late trading of mutual fund shares. CIBC successfully moved to dismiss a majority of these actions. The court has yet to rule on CIBC’s motion to dismiss the remaining actions, which are consolidated before the U.S. District Court for the District of Maryland.

142 Notes to the Consolidated Financial Statements	CIBC Annual Accountability Report 2005 For what matters
    Note   25 CONCENTRATION OF CREDIT RISK
Concentrations of credit exposure may arise with a group of counterparties that have similar economic characteristics or are located in the same geographic region. The ability of such counterparties to meet contractual obligations would be similarly affected by changing economic, political or other conditions.
       The amounts of credit exposure associated with our on-and off-balance sheet financial instruments are summarized in the following table:
CREDIT EXPOSURE BY COUNTRY OF ULTIMATE RISK

2005					2004
		United	Other			United	Other
$ millions, as at October 31	Canada	States	countries	Total	Canada	States	countries	Total

On-balance sheet
Major assets(1)(2)(3)	$198,140	$40,913	$26,288	$265,341	$188,064	$48,468	$27,143	$263,675

Off-balance sheet
Credit-related arrangements
Lines of credit
Financial institutions	$18,854	$2,098	$713	$21,665	$16,073	$2,773	$436	$19,282
Governments	2,787	—	—	2,787	3,410	—	206	3,616
Other	26,994	3,036	765	30,795	25,694	3,713	665	30,072

	48,635	5,134	1,478	55,247	45,177	6,486	1,307	52,970

Other credit-related arrangements(4)
Financial institutions	36,711	10,344	538	47,593	22,365	12,075	554	34,994
Governments	26	—	197	223	31	30	199	260
Other	3,197	437	1,639	5,273	3,169	908	2,231	6,308

	39,934	10,781	2,374	53,089	25,565	13,013	2,984	41,562

	$88,569	$15,915	$3,852	$108,336	$70,742	$19,499	$4,291	$94,532

Derivative instruments
By counterparty type
Financial institutions	$2,651	$4,839	$6,621	$14,111	$2,851	$6,622	$8,021	$17,494
Governments	2,527	1	113	2,641	2,388	1	117	2,506
Other	2,038	1,182	285	3,505	2,275	1,253	454	3,982

	7,216	6,022	7,019	20,257	7,514	7,876	8,592	23,982
Less: effect of master netting agreements	(3,947)	(4,793)	(4,575)	(13,315)	(4,488)	(6,456)	(6,078)	(17,022)

Total derivative instruments	$3,269	$1,229	$2,444	$6,942	$3,026	$1,420	$2,514	$6,960

(1)	Major assets consist of cash and non-interest-bearing deposits with banks, interest-bearing deposits with banks, loans, securities, securities borrowed or purchased under resale agreements, customers’ liability under acceptances, and derivative instruments market valuation, after deduction of allowance for credit losses.

(2)	Includes Canadian currency of $197.8 billion (2004: $185.9 billion) and foreign currencies of $67.5 billion (2004: $77.8 billion).

(3)	Includes loans and acceptances, net of allowance for credit losses, totalling $146.9 billion (2004: $142.3 billion). No industry or foreign jurisdiction accounts for more than 10% of this amount in either 2005 or 2004.

(4)	Includes the full contract amount of custodial client securities totalling $30.3 billion (2004: $21.7 billion) lent by CIBC Mellon Global Securities Services, which is a 50/50 joint venture between CIBC and Mellon Financial Corp.

CIBC Annual Accountability Report 2005 For what matters	Notes to the Consolidated Financial Statements 143
    Note   26 SEGMENTED INFORMATION
In 2005, we adopted a new reporting structure that combined CIBC Retail Markets and CIBC Wealth Management into one strategic business line, CIBC Retail Markets, to reflect a new organizational structure that was established to align our products, services and distribution channels to their relevant customer segments. As a result of the reorganization, CIBC now has two strategic business lines: CIBC Retail Markets which services retail customers and CIBC World Markets which services wholesale customers. These strategic business lines are supported by Corporate and Other.
     Comparative figures have been reclassified to reflect the new reporting structure.
     CIBC Retail Markets provides a full range of financial products and services to individual and small business clients primarily in Canada. We serve clients through a variety of distribution channels including our branch network, telephone banking, online banking, full-service and self-directed brokerage and ABMs, as well as President’s Choice Financial, a co-venture with Loblaw Companies Limited. We also provide investment management services to retail and institutional clients through our CIBC Asset Management business.
     CIBC World Markets is the wholesale banking arm of CIBC, providing a range of integrated credit and capital markets products, investment banking, and merchant banking to clients in key financial markets in North America and around the world. We deliver innovative full capital solutions to growth-oriented companies and are active in major global capital markets. We offer advisory expertise across a wide range of industries and provide top-ranked research for our corporate, government and institutional investor clients.
     These business lines are supported by five functional groups — Administration; Corporate Development; Finance; Technology and Operations; and Treasury and Risk Management (TRM). The activities of these functional groups are included within Corporate and Other with their revenue, expenses and balance sheet resources generally being allocated to the business lines. Corporate and Other also includes Juniper (sold on December 1, 2004), CIBC Mellon joint ventures, Oppenheimer Holdings Inc. debentures, and other income statement and balance sheet items not directly attributable to the business lines.
     During the year, we moved the management of balance sheet resources from Treasury, Balance Sheet and Risk Management (TBRM) into Finance. TBRM was subsequently renamed TRM.
     Results for our operating segments are based on our internal financial reporting systems. The assets and liabilities of the segments are transfer priced, using a funding methodology that best reflects their nature and term, at wholesale market rates. Non-interest expenses are matched against the revenue to which they relate. Indirect expenses are allocated to the segments based on appropriate criteria.
     To measure and report the results of operations of the two strategic business lines, we use a Manufacturer/Customer Segment/Distributor Management Model. The model uses certain estimates and allocation methodologies in the preparation of segmented financial information. Under this model, internal payments for sales and trailer commissions and distribution service fees are made among the business lines. As well, revenue, expenses and balance sheet resources relating to certain activities are fully allocated to other business lines. Management uses this model to better understand the economics of our customer segments, products and delivery channels. Each year, the sales and trailer commissions paid to segments for certain products are renegotiated. Prior year financial information has not been reclassified to reflect these commission changes.
     Concurrent with the changes in the reporting structure, the following changes were made to the management model on a retroactive basis:
•	the lending products business, which previously fully allocated its revenue, expenses and balance sheet resources to the other business lines, now makes internal payments for sales and trailer commissions.
•	the fixed term business, which previously made internal payments for sales and trailer commissions, now fully allocates its revenue, expenses and balance sheet resources to the other business lines.

144 Notes to the Consolidated Financial Statements	CIBC Annual Accountability Report 2005 For what matters
RESULTS BY BUSINESS LINE

		CIBC	CIBC
		Retail	World	Corporate		CIBC
$ millions, for the years ended October 31		Markets	Markets	and Other		Total

2005	Net interest income	$4,445	$279	$213		$4,937
	Non-interest income	3,933	2,883	720		7,536
	Intersegment revenue(1)	(218)	222	(4)		—

	Total revenue	8,160	3,384	929		12,473
	Provision for credit losses	772	(17)	(49)	(2)	706
	Amortization(3)	89	23	114		226
	Other non-interest expenses	5,037	5,126 (4)	451		10,614

	Income (loss) before income taxes and non-controlling interests	2,262	(1,748)	413		927
	Income taxes	689	(148)	248		789
	Non-controlling interests	—	71	99		170

	Net income (loss)	$1,573	$(1,671)	$66		$(32)

	Average assets(5)	$185,145	$103,018	$682		$288,845

2004	Net interest income	$4,484	$515	$259		$5,258
	Non-interest income	3,438	2,769	310		6,517
	Intersegment revenue(1)	(211)	213	(2)		—

	Total revenue	7,711	3,497	567		11,775
	Provision for credit losses	740	(55)	(57	)(2)	628
	Amortization(3)	132	25	123		280
	Other non-interest expenses	4,707	2,716	548		7,971

	Income (loss) before income taxes and non-controlling interests	2,132	811	(47)		2,896
	Income taxes	726	139	(75)		790
	Non-controlling interests	—	12	3		15

	Net income	$1,406	$660	$25		$2,091

	Average assets(5)	$180,938	$99,177	$695		$280,810

2003	Net interest income	$4,477	$795	$245		$5,517
	Non-interest income	3,184	2,429	333		5,946
	Intersegment revenue(1)	(206)	210	(4)		—

	Total revenue	7,455	3,434	574		11,463
	Provision for credit losses	625	653	(135	)(2)	1,143
	Amortization(3)	147	19	129		295
	Other non-interest expenses	4,919	2,402	512		7,833

	Income before income taxes and non-controlling interests	1,764	360	68		2,192
	Income taxes	578	28	(367	)(6)	239
	Non-controlling interests	—	(2)	5		3

	Net income	$1,186	$334	$430		$1,950

	Average assets(5)	$176,184	$107,658	$897		$284,739

(1)	Intersegment revenue represents internal sales commissions and revenue allocations under the Manufacturer/Customer Segment/Distributor Management Model.

(2)	Includes $50 million (2004: $75 million; 2003: $150 million) reversal of the general allowance.

(3)	Includes amortization of buildings, furniture, equipment, leasehold improvements and finite-lived other intangible assets.

(4)	Includes $2.83 billion provision for Enron-related litigation matters.

(5)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by management. Average assets of Juniper (sold on December 1, 2004), CIBC Mellon joint ventures, Oppenheimer Holdings Inc. debentures and other average assets not directly attributable to specific business lines are not allocated to the business lines.

(6)	Includes recovery of income taxes amounting to $689 million.

CIBC Annual Accountability Report 2005 For what matters	Notes to the Consolidated Financial Statements 145
Geographic distribution
We earn revenue and incur expenses from domestic and foreign activities, and have domestic and foreign assets from which income is earned. Net income (loss) and average assets are allocated based on the geographic location where they are recorded.
GEOGRAPHIC DISTRIBUTION

				United	West		Other
$ millions, for the years ended October 31		Canada		States	Indies		countries	Total

2005	Net interest income	$4,148		$371	$306		$112	$4,937
	Non-interest income	5,462		1,379	350		345	7,536

	Total revenue	9,610		1,750	656		457	12,473
	Provision for credit losses	737	(1)	(17)	—		(14)	706
	Non-interest expenses	6,362		4,105 (2)	89		284	10,840

	Income (loss) before income taxes and non-controlling interests	2,511		(2,338)	567		187	927
	Income taxes	842		(184)	72		59	789
	Non-controlling interests	34		136	—		—	170

	Net income (loss)	$1,635		$(2,290)	$495		$128	$(32)

	Average assets	$207,983		$48,168	$12,281		$20,413	$288,845

2004	Net interest income	$4,496		$487	$141		$134	$5,258
	Non-interest income	4,794		1,204	98		421	6,517

	Total revenue	9,290		1,691	239		555	11,775
	Provision for credit losses	705	(1)	(64)	—		(13)	628
	Non-interest expenses	6,198		1,647	37		369	8,251

	Income before income taxes and non-controlling interests	2,387		108	202		199	2,896
	Income taxes	690		51	2		47	790
	Non-controlling interests	3		12	—		—	15

	Net income	$1,694		$45	$200		$152	$2,091

	Average assets	$195,263		$51,545	$13,304		$20,698	$280,810

2003	Net interest income	$4,516		$693	$153		$155	$5,517
	Non-interest income	4,237		1,168	214		327	5,946

	Total revenue	8,753		1,861	367		482	11,463
	Provision for credit losses	633	(1)	270	—		240	1,143
	Non-interest expenses	6,050		1,667	46		365	8,128

	Income (loss) before income taxes and non-controlling interests	2,070		(76)	321		(123)	2,192
	Income taxes	796		182	(697	)(3)	(42)	239
	Non-controlling interests	5		(2)	—		—	3

	Net income (loss)	$1,269		$(256)	$1,018		$(81)	$1,950

	Average assets	$204,816		$49,474	$14,902		$15,547	$284,739

(1)	Includes $50 million (2004: $75 million; 2003: $150 million) reversal of the general allowance.

(2)	Includes $2.83 billion provision for Enron-related litigation matters.

(3)	Includes the West Indies share of the $689 million recovery of income taxes.

146 Notes to the Consolidated Financial Statements	CIBC Annual Accountability Report 2005 For what matters
Note 27   RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
CIBC’s consolidated financial statements have been prepared in accordance with Canadian GAAP. The following table summarizes the more significant differences that would result if U.S. GAAP were applied in the preparation of the consolidated financial statements:
CONDENSED CONSOLIDATED BALANCE SHEETS

2005				2004
	Canadian			Canadian
$ millions, as at October 31	GAAP	Adjustments	U.S. GAAP	GAAP	Adjustments	U.S. GAAP

ASSETS
Cash and non-interest-bearing deposits with banks	$1,310	$—	$1,310	$1,374	$111	$1,485
Interest-bearing deposits with banks	10,542	—	10,542	10,829	—	10,829
Securities
Investment	14,342	(14,342)	—	15,517	(15,517)	—
Available for sale	—	13,903	13,903	—	15,426	15,426
Trading	53,422	1,115	54,537	51,799	2,161	53,960
Securities borrowed or purchased under resale agreements	18,514	—	18,514	18,165	—	18,165
Loans	141,783	3	141,786	137,504	1,359	138,863
Other
Derivative instruments market valuation	20,309	920	21,229	23,710	979	24,689
Customers’ liability under acceptances	5,119	—	5,119	4,778	—	4,778
Land, buildings and equipment	2,136	—	2,136	2,107	—	2,107
Goodwill	946	—	946	1,055	(73)	982
Other intangible assets	199	19	218	244	7	251
Other assets	11,748	(582)	11,166	11,682	8,253	19,935

	$280,370	$1,036	$281,406	$278,764	$12,706	$291,470

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	$192,734	$(3,457)	$189,277	$190,577	$2,607	$193,184
Other
Derivative instruments market valuation	20,128	807	20,935	23,990	1,635	25,625
Acceptances	5,119	—	5,119	4,778	—	4,778
Obligations related to securities sold short	14,883	749	15,632	12,220	2,252	14,472
Obligations related to securities lent or sold under repurchase agreements	14,325	—	14,325	16,790	—	16,790
Other liabilities	16,002	3,106	19,108	13,258	5,205	18,463
Subordinated indebtedness	5,102	—	5,102	3,889	—	3,889
Preferred share liabilities	600	(600)	—	1,043	(1,043)	—
Non-controlling interests	746	—	746	39	953	992
Shareholders’ equity
Preferred shares	2,381	600	2,981	1,783	1,043	2,826
Common shares	2,952	(55)	2,897	2,969	(42)	2,927
Contributed surplus	58	—	58	59	—	59
Foreign currency translation adjustments	(327)	327	—	(376)	376	—
Retained earnings	5,667	(112)	5,555	7,745	(275)	7,470
Accumulated other comprehensive (loss) income (net of taxes)
Foreign currency translation adjustments	—	(401)	(401)	—	(376)	(376)
Unrealized gains on securities available for sale	—	(55)	(55)	—	380	380
Unrealized gains on derivatives designated as hedges(1)	—	182	182	—	46	46
Additional pension obligation	—	(55)	(55)	—	(55)	(55)

	$280,370	$1,036	$281,406	$278,764	$12,706	$291,470

(1)	A net gain of $23 million, deferred in accumulated other comprehensive income, as at October 31, 2005, is expected to be reclassified to net income during the next 12 months. Remaining amounts will be reclassified to net income over periods up to 14 years thereafter.

CIBC Annual Accountability Report 2005 For what matters	Notes to the Consolidated Financial Statements 147
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

$ millions, except share and per share amounts, for the years ended October 31	2005	2004	2003

Net (loss) income as reported	$(32)	$2,091	$1,950

Net interest income
Variable interest entities	—	1	—
Preferred share liabilities	66	108	113
Provision for credit losses	—	—	(54)
Non-interest income
Capital repatriation	(301)	—	—
Derivative instruments and hedging activities	57	(118)	133
Equity accounting	(15)	27	64
Impairment measurement	4	—	10
Other	69	—	54
Valuation adjustments	(6)	(3)	(22)
Variable interest entities	—	90	—
Non-interest expenses
Employee future benefits	15	17	(5)
Stock-based compensation	(7)	31	59
Variable interest entities	—	(4)	—
Net change in income taxes due to the above noted items	357	(5)	(97)
Non-controlling interests in net income of variable interest entities	—	(63)	—

	239	81	255

Net income based on U.S. GAAP	207	2,172	2,205
Preferred share dividends and premiums	(191)	(208)	(188)

Net income applicable to common shareholders	$16	$1,964	$2,017

Weighted-average basic shares outstanding (thousands)	339,263	355,735	360,048
Add: stock options potentially exercisable(1)	4,261	4,852	3,066

Weighted-average diluted shares outstanding (thousands)	343,524	360,587	363,114

Basic EPS	$0.05	$5.52	$5.60
Diluted EPS	$0.05	$5.45	$5.55

(1)	It is assumed that 80% of average options outstanding will be exercised for shares while the remaining 20% will be exercised as SARs.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

$ millions, for the years ended October 31	2005	2004	2003

Net income based on U.S. GAAP	$207	$2,172	$2,205

Other comprehensive (loss) income, net of tax
Change in foreign currency translation adjustments(1)	(25)	(196)	(222)
Change in net unrealized (losses) gains on securities available for sale(2)(3)	(435)	246	(272)
Change in net unrealized gains (losses) on derivative instruments designated as hedges(4)	136	(197)	246
Change in additional pension obligation(5)	—	(15)	(28)

Total other comprehensive (loss) income	(324)	(162)	(276)

Comprehensive (loss) income	$(117)	$2,010	$1,929

(1)	Net of income tax expense of $255 million (2004: $617 million; 2003: $1.4 billion).

(2)	Net of income tax benefit (expense) of $236 million (2004: $(130) million; 2003: $132 million).

(3)	Net of reclassification adjustments for net realized gains included in net income of $332 million (2004: $90 million; 2003: $236 million).

(4)	Net of income tax expense (benefit) of $74 million (2004: $(121) million; 2003: $148 million).

(5)	Net of income tax expense (benefit) of $1 million (2004: $(9) million; 2003: $(16) million).
CANADIAN GAAP NET INTEREST INCOME AFTER PROVISION FOR CREDIT LOSSES

$ millions, for the years ended October 31	2005	2004	2003

Interest income	$11,256	$10,188	$11,176
Interest expense	6,319	4,930	5,659

Net interest income	4,937	5,258	5,517
Provision for credit losses	706	628	1,143

Net interest income after provision for credit losses	$4,231	$4,630	$4,374

148 Notes to the Consolidated Financial Statements	CIBC Annual Accountability Report 2005 For what matters
A. Derivative instruments and hedging activities
U.S. GAAP requires that all derivative instruments, including derivative instruments embedded in financial instruments that are not clearly and closely related to the economic characteristics of the underlying host financial instruments, be recognized at fair value in the consolidated financial statements. Under Canadian GAAP, derivatives used for non-trading purposes that do not qualify for hedge accounting under the requirements of the CICA AcG-13, or derivatives embedded within equity-linked deposit contracts, are carried at fair value on the consolidated balance sheets with changes in fair value reflected in current earnings. Under Canadian GAAP, gains and losses on both securities and derivative instruments held within an effective hedge relationship are recognized in the consolidated statements of operations on the same basis and in the same period as the underlying hedged items. Thus, there is no difference in accounting between Canadian and U.S. GAAP in respect of derivatives held for trading purposes, for derivatives that do not qualify for hedge accounting, or for derivatives embedded within equity-linked deposit contracts. However, there are significant differences in accounting for derivatives that qualify for hedge accounting purposes and for embedded derivatives other than derivatives embedded within equity-linked deposit contracts.
     The accounting under U.S. GAAP for changes in the fair value of derivatives held for hedging purposes depends on their intended use. For fair value hedges, the effective portion of changes in fair value of derivative instruments is offset in income against the change in fair value, attributed to the risk being hedged, of the underlying hedged asset, liability or firm commitment. For cash flow hedges, the effective portion of changes in fair value of derivative instruments is offset through other comprehensive income, until the variability in cash flows being hedged is recognized in earnings in future accounting periods. For both fair value and cash flow hedges, if a derivative instrument is designated as a hedge and meets the criteria for hedge effectiveness, earnings offset is available, but only to the extent that the hedge is effective.
     We have elected not to designate certain derivatives as hedges for U.S. GAAP accounting purposes, even though these hedges are effective for Canadian GAAP purposes. In addition, U.S. GAAP disallows the use of cash instrument hedges. As a consequence, in respect of accounting for hedging activities, the U.S. GAAP reported earnings may exhibit significant volatility in any given period.
B. Securities available for sale
Under Canadian GAAP, investment securities are carried at cost or at amortized cost. U.S. GAAP requires these securities to be classified as either securities held to maturity or as securities available for sale. The accounting for securities held to maturity is consistent with the accounting for investment securities, while securities available for sale are reported at estimated fair value with unrealized gains and losses recognized in other comprehensive income.
     U.S. GAAP also requires the following additional disclosures:
SECURITIES AVAILABLE FOR SALE

$ millions, for the years ended October 31	2005	2004	2003

Proceeds from sales	$6,809	$13,913	$26,416
Gross realized gains	568	288	260
Gross realized losses	27	68	43

C. Equity accounting adjustments
Effective November 1, 2003, the application of the equity method of accounting was substantially harmonized with U.S. GAAP for investments over which we exert significant influence. Previously, we accounted for these investments on a cost basis. Both Canadian and U.S. GAAP now require the use of the equity method to account for such investments when the investor exerts significant influence.
     Under Canadian GAAP, certain of our investments in limited partnerships are accounted for on a cost basis. We record an impairment loss on these investments when there is evidence of an other-than-temporary decline in their value. Canadian GAAP requires the use of the equity method of accounting when we exert significant influence over the investee, whereas U.S. GAAP requires the use of the equity method to account for such investments when the equity interest is more than minor.
D. Impairment measurements
Under Canadian GAAP, we record investment securities at cost, less amounts for impairment of carrying values deemed to be other-than-temporary in nature. When an other-than-temporary impairment has occurred on a publicly traded available-for-sale security, we record the security at its expected realizable value. Under U.S. GAAP, when an other-than-temporary impairment has occurred on a publicly traded available-for-sale security, it requires the establishment of a new cost basis for the security, equal to its quoted market price at the time impairment is determined to be other-than-temporary.
E. Variable interest entities
Effective November 1, 2004, we adopted the CICA AcG-15, “Consolidation of Variable Interest Entities,” for the purpose of Canadian GAAP. Upon adoption of this accounting guideline, the Canadian GAAP accounting treatment of VIEs is now essentially harmonized with U.S. GAAP, under Financial Accounting Standards Board (FASB) Interpretation Number (FIN) 46R, “Consolidation of Variable Interest Entities.”
F. Valuation adjustments
Under Canadian GAAP, we record certain valuation adjustments to the carrying value of our securities in order to reflect resale restrictions that expire within one year or adjustments for liquidity. Under U.S. GAAP, these valuation adjustments are not permitted.
G. Employee future benefits
For Canadian GAAP purposes, we retroactively adopted the accounting requirements surrounding “Employee future benefits.” For U.S. GAAP purposes, we continue to recognize certain unamortized actuarial losses incurred prior to the adoption date of the Canadian standard on November 1, 2000. As a result, there will continue to be an adjustment to income until amounts, previously deferred under U.S. GAAP, have been fully amortized into income.
     Under Canadian GAAP, an entity’s accrued benefit asset is limited to the amount it can realize in the future by applying any surplus to reduce an entity’s contributions. The valuation allowance is not included under U.S. GAAP, resulting in an adjustment to U.S. GAAP income. In addition, for defined benefit plans, U.S. GAAP requires that the unfunded accumulated benefit obligation be recorded as additional minimum liability and the excess of the unfunded accumulated benefit obligation over the unrecognized prior service cost be recorded in other comprehensive income. The actuarial valuation of the accumulated benefit obligation is based on current and past compensation levels and service rendered to date.

CIBC Annual Accountability Report 2005 For what matters	Notes to the Consolidated Financial Statements 149
     The financial position on a U.S. GAAP basis of the employee defined benefit pension plans with an unfunded accumulated benefit obligation is as follows:

Pension benefit plans
$ millions, for the years ended October 31	2005	2004	2003

Accumulated benefit obligations	$364	$334	$310
Fair value of assets	182	175	151

Unfunded accumulated benefit obligations	182	159	159
Accrued benefit (asset) liability	78	66	88
Additional minimum liability	104	93	71

Intangible asset	19	7	7
Other comprehensive income	85	86	63

H. Stock-based compensation
We adopted the expense recognition provisions of Statement of Financial Accounting Standard (SFAS) 123, “Accounting for Stock-based Compensation,” effective November 1, 2001. The impact of this change in accounting policy is the same as under Canadian GAAP except as it relates to SARs outstanding as of the date of adoption.
     Under Canadian GAAP, the cost of SARs is measured assuming that all options eligible for SARs are exercised as SARs. Under U.S. GAAP, for SARs granted prior to the date of adoption of SFAS 123, the FASB FIN 28, “Accounting for SARs and Other Variable Stock Option or Award Plans,” continues to apply, under which the accrual is determined as an estimate (based on past experience) of the proportion of stock options expected to be exercised for cash.
     SFAS 148 requires pro-forma disclosure of net income and EPS as if the fair value-based method had been applied for awards granted subsequent to 1995.
     Had the fair value-based method been used for awards granted subsequent to 1995 until October 31, 2001, U.S. GAAP pro-forma net income and diluted net income per share would be as follows:
STOCK-BASED COMPENSATION

$ millions, except share and per share amounts,
for the years ended October 31		2005	2004	2003

Net income		$207	$2,172	$2,205
Add: stock-based compensation expense included in net income, net of related tax effects		11	21	44
Less: stock-based compensation expense determined under the fair value-based method for all awards, net of related tax effects		(6)	(43)	(88)

		$212	$2,150	$2,161

Basic EPS	— Reported	$0.05	$5.52	$5.60
	— Pro-forma	$0.06	$5.46	$5.48
Diluted EPS	— Reported	$0.05	$5.45	$5.55
	— Pro-forma	$0.06	$5.39	$5.43

I. Liabilities and equity
Effective November 1, 2004, we retroactively adopted the amendments to the CICA handbook section, “Financial Instruments — Disclosure and Presentation,” for Canadian GAAP purposes. The amended standard requires that preferred shares that are convertible into a variable number of common shares at the option of the holder be presented as liabilities rather than as equity, and dividend payments and premiums on redemption arising from such preferred shares be treated as interest expense within the consolidated statements of operations rather than as dividends within the consolidated statements of changes in shareholders’ equity. There was no corresponding change to U.S. GAAP, and as a result these preferred shares continue to be reported within the balance sheet as equity, and related dividend payments and premiums on redemption of these preferred shares continue to have no impact on U.S. GAAP earnings.
J. Capital repatriation
During 2005, certain of CIBC’s subsidiaries repatriated capital by returning capital and distributing dividends to the Canadian domestic entity. Canadian GAAP requires that a proportionate amount of gains and losses accumulated within the foreign currency translation adjustment account be recognized in earnings when there has been a reduction in the net investment of a self-sustaining foreign operation. U.S. GAAP prohibits such recognition except where the foreign operation has either been substantially or entirely liquidated. Recording the capital repatriation based upon U.S. GAAP would result in a decrease of non-interest income by $301 million, and a decrease in the tax expense by $375 million for the year ended October 31, 2005. This would result in a net increase to income of $74 million for the year ended October 31, 2005. This would also decrease the foreign currency translation adjustment account within other comprehensive income by $74 million as at October 31, 2005.
K. Income taxes
Under Canadian GAAP, tax rate changes are reflected in the measurement of the future income tax balances when they are substantively enacted. Under U.S. GAAP, only the enacted tax rates under current legislation are required to be used.
L. Provision and allowance for credit losses
Upon the adoption of the CICA AcG-13 on November 1, 2003, certain credit derivatives that we use to hedge the credit exposure of certain loans, despite being economically effective, do not qualify for hedge accounting. As a result, the existence of credit protection on loan balances from purchases of credit derivatives is no longer considered when determining the provision for credit losses. This change substantially harmonized Canadian and U.S. GAAP in relation to the determination of the provision and allowance for credit losses.
     As a result of this change, there is no longer a difference between the Canadian and U.S. GAAP provisions for credit losses (2003: $54 million) or other non-interest income (2003: $54 million).
M. Netting of financial instruments
Under Canadian GAAP, two or more separate financial instruments can be presented on a net basis if certain criteria are met. In addition to the same criteria, under U.S. GAAP, only financial instruments with the same party can be presented on a net basis.

150 Notes to the Consolidated Financial Statements	CIBC Annual Accountability Report 2005 For what matters
N. Future U.S. accounting policy changes
Stock-based compensation
In December 2004, the FASB issued SFAS 123 (revised 2004), “Share-Based Payment” (SFAS 123-R), which replaces the existing SFAS 123, “Accounting for Stock-Based Compensation” and supersedes Accounting Principles Board (APB) 25, “Accounting for Stock Issued to Employees.” SFAS 123-R requires companies to measure and record compensation expense for stock options and other share-based payments based on the instruments’ fair value on the grant date. The cost of the award must be recognized in the consolidated statements of operations over the vesting period of the award. Existing SFAS 123 already permits the fair value based method of accounting. CIBC had adopted this method of accounting prospectively as of November 1, 2001. SFAS 123-R as issued is effective for CIBC beginning November 1, 2005. We are currently evaluating the impact of adopting this standard.
EITF 04-5 (Limited partnerships)
In June 2005, the FASB issued Emerging Issues Task Force Abstract (EITF) 04-5 which provides guidance on determining whether a general partner controls a limited partnership. The guidance is based on the fundamental principle that a general partner in a limited partnership is presumed to control the limited partnership, regardless of the extent of its ownership interest. Consequently, a general partner is required to consolidate the partnership unless the presumption of control can be overcome. The assessment of whether the limited partners possess sufficient rights to overcome this presumption is a matter of judgment that depends on facts and circumstances.
     The EITF guidance took effect after June 29, 2005, for all newly formed limited partnerships and for any pre-existing limited partnerships that modify their partnership agreements after that date. Where CIBC is currently the general partner or co-general partner of a limited partnership, we will be required to apply the guidance beginning November 1, 2006. The effect of this change in accounting policy on pre-existing limited partnerships is not expected to be significant.
Note 28   REGULATORY MATTERS
On December 22, 2003, we agreed with the staff of the SEC to a settlement resolving the SEC’s investigation regarding certain structured finance transactions between CIBC and Enron. Without admitting or denying any wrongdoing, CIBC consented to an injunction enjoining it from violations of the anti-fraud provisions of U.S. federal securities laws. Under the settlement, we paid a total of US$80 million in disgorgement, penalties and interest, which was provided for in the 2003 consolidated financial statements. This settlement concluded the SEC’s investigation into Enron-related matters with respect to CIBC. On the same day, we entered into an agreement with the U.S. Department of Justice (DOJ). The DOJ agreed not to prosecute CIBC for violations of criminal law that, in the DOJ’s view, were committed by CIBC and its employees related to certain structured finance transactions between CIBC and Enron, subject to certain understandings for a three-year period ending December 22, 2006, including: our continued cooperation with the DOJ; our acceptance of responsibility for conduct of our employees; our agreement to exit certain structured finance businesses and transactions; our agreement to adopt and implement new policies and procedures related to the integrity of client and counterparty financial statements and quarter- and year-end transactions; and our retention of a law firm to monitor our compliance with these new policies and procedures. We also agreed with the Federal Reserve Bank of New York and OSFI to implement the policies and procedures outlined in our agreement with the DOJ and, for three years, to retain an independent firm to review and monitor our compliance with these policies.

CIBC Annual Accountability Report 2005 For what matters	Notes to the Consolidated Financial Statements 151
Note 29   FUTURE CANADIAN ACCOUNTING POLICY CHANGES
CIBC will be required to adopt the following accounting standards for Canadian GAAP purposes in future years:
Financial instruments
In January 2005, the CICA issued new accounting standards comprising handbook sections 3855 “Financial Instruments – Recognition and Measurement,” 3865 “Hedges,” 1530 “Comprehensive Income,” and 3251 “Equity,” which will become effective for CIBC beginning November 1, 2006. The standards will increase harmonization with U.S. and international accounting standards.
     The standards require that all financial assets be classified as trading, available for sale, held to maturity, or loans and receivables. In addition, the standards require that all financial assets, including all derivatives, be measured at fair value with the exception of loans, receivables, and investments intended to be held to maturity, which should be measured at amortized cost.
     Changes in the fair value of trading securities will continue to be reported in earnings, while changes in the fair value of available-for-sale securities will be reported within other comprehensive income, until the financial asset is disposed of, or becomes impaired.
     Similarly, the standards require that all financial liabilities be measured at fair value when they are held for trading or are derivatives. Other financial liabilities should be measured at cost.
     The standards permit an entity to designate any financial instrument, on initial recognition, as one that it will measure at fair value with gains and losses recognized in net income in the period in which they arise.
     Derivatives will be classified as trading, unless they are specifically designated within an effective hedge relationship. The standards permit three types of hedge relationships: fair value hedges, cash flow hedges, and hedges of net investments in self-sustaining foreign operations. For fair value hedges, the effective portion of changes in the fair value of derivative instruments is offset in earnings against the changes in fair value, attributed to the risk being hedged in the underlying asset, liability or firm commitment. For cash flow hedges, and hedges of net investments in self-sustaining foreign operations, the effective portion of changes in fair value of derivative instruments is offset through other comprehensive income, until the variability in cash flows being hedged is recognized in earnings in future accounting periods or upon derecognition of the net investment. Where a derivative instrument is designated as a hedge and meets the criteria for hedge effectiveness, earnings offset is available, but only to the extent that the hedge is effective. Any ineffectiveness in a hedge relationship will be recognized in current earnings.
     Other comprehensive income will be included on the consolidated balance sheets as a separate component of shareholders’ equity (net of tax), and will include net unrealized gains on available-for-sale securities, net unrealized gains on derivative instruments designated within an effective cash flow hedge, and unrealized foreign currency translation gains and losses and offsetting hedges on self-sustaining foreign operations.
     We are currently evaluating the impact of adopting these standards.

152 Principal Subsidiaries	CIBC Annual Accountability Report 2005 For what matters
PRINCIPAL SUBSIDIARIES

Unaudited, $ millions, as at October 31, 2005		Book value(3)of shares
	Address of head	owned by CIBC and other
Subsidiary name(1)(2)	or principal office	subsidiaries of CIBC

CIBC Asset Management Holdings Inc.	Toronto, Ontario, Canada	311
CIBC Asset Management Inc.	Montreal, Quebec, Canada
CIBC BA Limited	Toronto, Ontario, Canada		(4)
CIBC Investor Services Inc.	Toronto, Ontario, Canada	25
CIBC Life Insurance Company Limited	Mississauga, Ontario, Canada	24
CIBC Mortgages Inc.	Toronto, Ontario, Canada	130
3877337 Canada Inc. (Home Loans Canada)	Toronto, Ontario, Canada
CIBC Securities Inc.	Toronto, Ontario, Canada	2
CIBC Trust Corporation	Toronto, Ontario, Canada	411
CIBC World Markets Inc.(5)	Toronto, Ontario, Canada	306
CIBC Delaware Holdings Inc.(6)	New York, NY, U.S.A.
Canadian Imperial Holdings Inc.	New York, NY, U.S.A.
CIBC Inc.	New York, NY, U.S.A.
CIBC World Markets Corp.	New York, NY, U.S.A.
CIBC Israel Ltd.	Tel Aviv, Israel
CIBC WM Real Estate (Quebec) Ltd.	Montreal, Quebec, Canada
CIBC WM International Limited(7)	St. Michael, Barbados	1,548
INTRIA Items Inc. (90%)(8)	Mississauga, Ontario, Canada	25
TAL Global Asset Management Inc.	Montreal, Quebec, Canada	301
T.A.L. Asset Management (Cayman) Limited	George Town, Cayman Islands
TAL Global Asset Management (Cayman) Limited	George Town, Cayman Islands
TAL Global Asset Management Limited	Hong Kong, China
TAL Global Asset Management (Bermuda) Limited	Hamilton, Bermuda
T.A.L. Asset Management (Guernsey) Limited	St. Peter Port, Guernsey, Channel Islands
TAL Global Advisers Ltd.	Montreal, Quebec, Canada
TAL Global Advisers Management Inc.	New York, NY, U.S.A.
CIBC Private Investment Counsel Inc.	Montreal, Quebec, Canada
CIBC Capital Funding III, L.P.	New York, NY, U.S.A.	111
CIBC Holdings (Cayman) Limited(7)	George Town, Cayman Islands	2,962
CIBC Bank and Trust Company (Cayman) Limited	George Town, Cayman Islands
CIBC Investments (Cayman) Limited	George Town, Cayman Islands
CIBC Offshore Services Inc.	St. Michael, Barbados
CIBC Reinsurance Company Limited	St. Michael, Barbados
CIBC World Markets (International) Arbitrage Corp.	St. Michael, Barbados
CIBC Trust Company (Bahamas) Limited	Nassau, The Bahamas
CIBC World Markets Securities Ireland Limited	Dublin, Ireland
CIBC Offshore Banking Services Corporation(5)	St. Michael, Barbados	5,448
CIBC Australia Holdings Limited	Sydney, New South Wales, Australia	63
CIBC Australia Limited	Sydney, New South Wales, Australia
CIBC World Markets (Japan) Inc.	Tokyo, Japan	41
CIBC Asia Limited	Singapore City, Singapore	125
CIBC World Markets plc	London, England, U.K.	391

(1)	CIBC and other subsidiaries of CIBC own 100% of the voting shares of each subsidiary, except as otherwise noted.

(2)	Each subsidiary is incorporated or organized under the laws of the state or country in which the principal office is situated, except for CIBC World Markets (Japan) Inc., which was incorporated in Barbados;
CIBC Capital Funding III L.P., which was organized under the laws of the state of Nevada, U.S.A.; CIBC Delaware Holdings Inc., CIBC World Markets Corp., Canadian Imperial Holdings Inc., CIBC Inc., and TAL Global Advisors Management Inc., which were incorporated or organized under the laws of the state of Delaware, U.S.A.

(3)	The book value of shares of subsidiaries is shown at cost and may include non-voting common and preferred shares.

(4)	The book value of shares owned by CIBC is less than $1 million.

(5)	CIBC directly or indirectly owns 100% of the non-voting shares of the subsidiaries.

(6)	CIBC directly owns $3.7 billion of shares of CIBC Delaware Holdings Inc.

(7)	On November 7, 2005, CIBC transferred ownership of CIBC WM International Limited to its wholly-owned subsidiary, CIBC Holdings (Cayman) Limited.

(8)	On November 1, 2005, CIBC purchased the minority stake in INTRIA Items Inc. held by Fiserv Solutions of Canada Inc., a subsidiary of Fiserv Inc. INTRIA Items Inc. is now a wholly-owned subsidiary of CIBC.

CIBC Annual Accountability Report 2005 For what matters	Supplementary Annual Financial Information	153
AVERAGE BALANCE SHEET, NET INTEREST INCOME AND MARGIN

	Average balance			Interest			Average rate
Unaudited, $ millions, for the years ended October 31	2005	2004(1)	2003(1)	2005	2004(1)	2003(1)	2005	2004(1)	2003(1)

Domestic assets(2)
Cash and deposits with banks	$1,888	$1,724	$2,134	$12	$10	$19	0.64%	0.58%	0.89%
Securities Investment	5,930	6,567	9,071	261	265	419	4.40	4.04	4.62
Trading	31,895	26,288	25,026	903	748	856	2.83	2.85	3.42
Securities borrowed or purchased under resale agreements	13,008	12,124	9,880	322	277	278	2.48	2.28	2.81

Loans Residential mortgages	74,794	70,062	68,490	3,261	3,131	3,430	4.36	4.47	5.01
Personal and credit card	33,835	32,948	29,220	2,509	2,507	2,428	7.42	7.61	8.31
Business and government	22,570	22,881	22,916	1,337	1,355	1,444	5.92	5.92	6.30

Total loans	131,199	125,891	120,626	7,107	6,993	7,302	5.42	5.55	6.05

Other interest-bearing assets	400	366	421	56	97	156	14.00	26.50	37.05
Derivative instruments market valuation	8,036	7,443	6,031
Customers’ liability under acceptances	5,108	4,922	5,881
Other non-interest-bearing assets	9,388	8,622	7,736

Total domestic assets	206,852	193,947	186,806	8,661	8,390	9,030	4.19	4.33	4.83

Foreign assets(2)
Cash and deposits with banks	11,066	9,773	8,090	324	142	116	2.93	1.45	1.43
Securities Investment	8,639	10,686	10,906	362	439	490	4.19	4.11	4.49
Trading	26,102	26,948	26,457	647	509	610	2.48	1.89	2.31
Securities borrowed or purchased under resale agreements	8,174	8,343	10,509	785	247	250	9.60	2.96	2.38

Loans Residential mortgages	8	12	61	—	1	4	0.00	8.33	6.56
Personal and credit card	666	927	1,536	23	31	60	3.45	3.34	3.91
Business and government	7,954	8,223	13,950	415	388	580	5.22	4.72	4.16

Total loans	8,628	9,162	15,547	438	420	644	5.08	4.58	4.14

Other interest-bearing assets	692	966	378	39	41	36	5.64	4.24	9.52
Derivative instruments market valuation	14,549	16,270	20,310
Customers’ liability under acceptances	—	—	6
Other non-interest-bearing assets	4,143	4,715	5,730

Total foreign assets	81,993	86,863	97,933	2,595	1,798	2,146	3.16	2.07	2.19

Total assets	$288,845	$280,810	$284,739	$11,256	$10,188	$11,176	3.90%	3.63%	3.92%

Domestic liabilities(2)
Deposits Personal	$70,085	$67,400	$64,605	$1,150	$1,194	$1,280	1.64%	1.77%	1.98%
Business and government	69,226	59,771	54,760	1,614	1,185	1,268	2.33	1.98	2.32
Bank	872	525	541	16	9	12	1.83	1.71	2.22

Total deposits	140,183	127,696	119,906	2,780	2,388	2,560	1.98	1.87	2.14
Derivative instruments market valuation	8,095	7,144	6,132
Acceptances	5,109	4,923	5,901
Obligations related to securities sold short	10,790	8,039	6,241	375	270	235	3.48	3.36	3.77
Obligations related to securities lent or sold under repurchase agreements	8,161	7,482	9,876	218	190	295	2.67	2.54	2.99
Other liabilities	10,189	9,116	8,336	—	71	303	—	0.78	3.63
Subordinated indebtedness	3,279	2,691	2,275	214	198	181	6.53	7.36	7.96
Preferred share liabilities	963	1,631	1,896	66	108	113	6.85	6.62	5.96
Non-controlling interests	386	18	21	—	—	—	—	—	—

Total domestic liabilities	187,155	168,740	160,584	3,653	3,225	3,687	1.95	1.91	2.30

Foreign liabilities(2)
Deposits Personal	2,246	2,747	3,075	48	42	50	2.14	1.53	1.63
Business and government	41,875	50,321	59,028	1,255	775	939	3.00	1.54	1.59
Bank	10,171	10,711	12,330	263	186	227	2.59	1.74	1.84

Total deposits	54,292	63,779	74,433	1,566	1,003	1,216	2.88	1.57	1.63
Derivative instruments market valuation	14,658	15,616	19,483
Acceptances	—	—	6
Obligations related to securities sold short	4,996	5,253	5,162	93	102	161	1.86	1.94	3.12
Obligations related to securities lent or sold under repurchase agreements	9,263	11,031	9,019	794	263	195	8.57	2.38	2.16
Other liabilities	5,059	3,185	3,751	188	323	378	3.72	10.14	10.08
Subordinated indebtedness	777	868	1,212	25	14	22	3.22	1.61	1.82
Non-controlling interests	609	6	3	—	—	—	—	—	—

Total foreign liabilities	89,654	99,738	113,069	2,666	1,705	1,972	2.99	1.71	1.74

Total liabilities	276,809	268,478	273,653	6,319	4,930	5,659	2.28	1.84	2.07
Shareholders’ equity	12,036	12,332	11,086

Total liabilities and shareholders’ equity	$288,845	$280,810	$284,739	$6,319	$4,930	$5,659	2.19%	1.76%	1.99%

Net interest income and margin				$4,937	$5,258	$5,517	1.71%	1.87%	1.94%

Additional disclosures:
Non-interest-bearing deposit liabilities
Domestic	$20,424	$9,699	$8,147
Foreign	$922	$769	$624

(1)	Certain prior year financial information has been reclassified to conform with the presentation adopted in 2005.

(2)	Classification as domestic or foreign is based on domicile of debtor or customer.

154	Supplementary Annual Financial Information	CIBC Annual Accountability Report 2005 For what matters
VOLUME/RATE ANALYSIS OF CHANGES IN NET INTEREST INCOME

	2005/2004			2004/2003(1)
	Increase (decrease) due to change in:			Increase (decrease) due to change in:
	Average	Average		Average	Average
Unaudited, $ millions	balance	rate	Total	balance	rate	Total

Domestic assets(2)
Cash and deposits with banks	$1	$1	$2	$(4)	$(5)	$(9)
Securities Investment	(26)	22	(4)	(116)	(38)	(154)
Trading	160	(5)	155	43	(151)	(108)
Securities borrowed or purchased under resale agreements	20	25	45	63	(64)	(1)

Loans Residential mortgages	211	(81)	130	79	(378)	(299)
Personal and credit card	67	(65)	2	310	(231)	79
Business and government	(18)	—	(18)	(2)	(87)	(89)

Total loans	260	(146)	114	387	(696)	(309)
Other interest-bearing assets	9	(50)	(41)	(20)	(39)	(59)

Change in domestic interest income	424	(153)	271	353	(993)	(640)

Foreign assets(2)
Cash and deposits with banks
Interest-bearing deposits with banks	19	163	182	24	2	26
Securities Investment	(84)	7	(77)	(10)	(41)	(51)
Trading	(16)	154	138	11	(112)	(101)
Securities borrowed or purchased under resale agreements	(5)	543	538	(52)	49	(3)

Loans Residential mortgages	—	(1)	(1)	(3)	—	(3)
Personal and credit card	(9)	1	(8)	(24)	(5)	(29)
Business and government	(13)	40	27	(238)	46	(192)

Total loans	(22)	40	18	(265)	41	(224)
Other interest-bearing assets	(12)	10	(2)	56	(51)	5

Change in foreign interest income	(120)	917	797	(236)	(112)	(348)

Total change in interest income	$304	$764	$1,068	$117	$(1,105)	$(988)

Domestic liabilities(2)
Deposits Personal	$48	$(92)	$(44)	$55	$(141)	$(86)
Business and government	187	242	429	116	(199)	(83)
Bank	6	1	7	–	(3)	(3)

Total deposits	241	151	392	171	(343)	(172)
Obligations related to securities sold short	92	13	105	68	(33)	35
Obligations related to securities lent or sold under repurchase agreements	17	11	28	(72)	(33)	(105)
Other liabilities	8	(79)	(71)	28	(260)	(232)
Subordinated indebtedness	43	(27)	16	33	(16)	17
Preferred share liabilities	(44)	2	(42)	(16)	11	(5)

Change in domestic interest expense	357	71	428	212	(674)	(462)

Foreign liabilities(2)
Deposits Personal	(8)	14	6	(5)	(3)	(8)
Business and government	(130)	610	480	(139)	(25)	(164)
Bank	(9)	86	77	(30)	(11)	(41)

Total deposits	(147)	710	563	(174)	(39)	(213)
Obligations related to securities sold short	(5)	(4)	(9)	3	(62)	(59)
Obligations related to securities lent or sold under repurchase agreements	(42)	573	531	44	24	68
Other liabilities	190	(325)	(135)	(57)	2	(55)
Subordinated indebtedness	(1)	12	11	(6)	(2)	(8)

Change in foreign interest expense	(5)	966	961	(190)	(77)	(267)

Total change in interest expense	$352	$1,037	$1,389	$22	$(751)	$(729)

Change in total net interest income	$(48)	$(273)	$(321)	$95	$(354)	$(259)

(1)	Certain prior year financial information has been reclassified to conform with the presentation adopted in 2005.

(2)	Classification as domestic or foreign is based on domicile of debtor or customer.

CIBC Annual Accountability Report 2005 For what matters	Supplementary Annual Financial Information	155
ANALYSIS OF NET LOANS AND ACCEPTANCES

	Canada(1)					U .S.(1)
Unaudited, $ millions, as at October 31	2005	2004	2003	2002	2001	2005	2004	2003	2002	2001

Residential mortgages	$77,172	$72,543	$69,955	$66,251	$57,777	$7	$10	$14	$321	$239
Student	1,575	2,089	2,600	2,960	3,568	—	—	—	—	—
Personal	25,545	23,145	19,754	17,656	15,324	298	283	314	1,803	1,657
Credit card	6,429	8,098	8,844	7,194	6,707	19	249	246	278	4

Total consumer loans	110,721	105,875	101,153	94,061	83,376	324	542	574	2,402	1,900

Non-residential mortgages	5,300	5,025	4,515	3,821	3,085	1,404	—	—	—	—
Financial institutions	1,498	1,829	2,018	2,143	2,706	403	620	938	1,120	2,851
Retail	2,092	2,229	2,239	2,165	2,563	166	96	124	298	294
Business services	3,501	3,397	3,566	3,574	3,635	503	280	550	1,238	1,079
Manufacturing, capital goods	948	1,201	1,518	1,595	1,876	310	240	348	797	845
Manufacturing, consumer goods	1,420	1,512	1,737	1,863	2,278	209	294	157	559	533
Real estate and construction	2,569	2,358	2,101	2,135	2,058	708	1,809	1,709	2,121	1,599
Agriculture	3,409	4,085	4,232	4,177	3,807	8	35	22	—	—
Oil and gas	2,197	2,067	1,878	2,784	3,230	112	128	272	605	850
Mining	147	134	341	507	420	8	25	35	73	55
Forest products	456	346	537	559	598	36	10	89	356	297
Hardware and software	216	290	237	187	290	37	90	215	126	497
Telecommunications and cable	338	305	442	872	942	398	123	323	1,144	1,336
Publishing, printing and broadcasting	551	285	439	613	1,275	29	85	213	362	282
Transportation	584	643	828	1,063	1,246	499	472	506	667	612
Utilities	305	323	331	490	453	86	99	195	1,562	1,157
Education, health and social services	1,276	1,334	1,284	1,280	1,185	432	62	63	162	161
Governments	691	758	832	836	706	12	11	12	13	12
General allowance allocated to business and government loans(2)	(298)	(346)	(315)	(414)	—	(159)	(125)	(238)	(333)	—

Total business and government loans including acceptances	27,200	27,775	28,760	30,250	32,353	5,201	4,354	5,533	10,870	12,460

General allowance for credit losses(2)

Total net loans and acceptances	$137,921	$133,650	$129,913	$124,311	$115,729	$5,525	$4,896	$6,107	$13,272	$14,360

(1)	Classification by country is based on domicile of debtor or customer.

(2)	Pursuant to an OSFI guideline issued in October 2001, the general allowance has been allocated to related asset categories beginning 2002 onwards.
SUMMARY OF ALLOWANCE FOR CREDIT LOSSES

Unaudited, $ millions, for the years ended October 31	2005	2004	2003	2002	2001

Balance at beginning of year	$1,828	$1,956	$2,289	$2,295	$2,238
Provision for credit losses	706	628	1,143	1,500	1,100
Write-offs
Domestic
Residential mortgages	7	3	6	6	4
Student	40	77	108	145	131
Personal and credit card	698	662	560	430	349
Other business and government	171	157	295	183	90
Foreign
Personal and credit card	1	12	22	20	7
Other business and government	84	49	321	921	668

Total write-offs	1,001	960	1,312	1,705	1,249

Recoveries
Domestic
Student	5	18	36	63	89
Personal and credit card	78	88	72	60	48
Other business and government	19	20	12	30	25
Foreign
Personal and credit card	—	—	—	2	4
Other business and government	22	89	62	62	19

Total recoveries	124	215	182	217	185

Net write-offs	877	745	1,130	1,488	1,064
Transfer to loans held for sale	—	—	(292)	—	—
Foreign exchange and other adjustments	(19)	(11)	(54)	(18)	21

Balance at end of year	$1,638	$1,828	$1,956	$2,289	$2,295

Comprised of:
Loans	$1,636	$1,825	$1,952	$2,288	$2,294
Letters of credit	2	2	1	1	1
Loans substitute securities	—	1	3	—	—

Ratio of net write-offs during year to average loans outstanding during year	0.63%	0.55%	0.83%	1.10%	0.83%

156	Supplementary Annual Financial Information	CIBC Annual Accountability Report 2005 For what matters
ANALYSIS OF NET LOANS AND ACCEPTANCES (continued)

	Other (1)					Total
Unaudited, $ millions, as at October 31	2005	2004	2003	2002	2001	2005	2004	2003	2002	2001

Residential mortgages	$—	$—	$—	$—	$712	$77,179	$72,553	$69,969	$66,572	$58,728
Student	—	—	—	—	—	1,575	2,089	2,600	2,960	3,568
Personal	169	272	209	192	589	26,012	23,700	20,277	19,651	17,570
Credit card	—	—	—	—	60	6,448	8,347	9,090	7,472	6,771

Total consumer loans	169	272	209	192	1,361	111,214	106,689	101,936	96,655	86,637

Non-residential mortgages	—	5	9	15	170	6,704	5,030	4,524	3,836	3,255
Financial institutions	1,173	1,198	783	866	1,315	3,074	3,647	3,739	4,129	6,872
Retail	91	38	101	64	329	2,349	2,363	2,464	2,527	3,186
Business services	298	403	448	692	1,273	4,302	4,080	4,564	5,504	5,987
Manufacturing, capital goods	779	369	142	167	291	2,037	1,810	2,008	2,559	3,012
Manufacturing, consumer goods	47	58	9	109	378	1,676	1,864	1,903	2,531	3,189
Real estate and construction	26	7	18	69	357	3,303	4,174	3,828	4,325	4,014
Agriculture	—	—	1	—	39	3,417	4,120	4,255	4,177	3,846
Oil and gas	27	70	40	96	263	2,336	2,265	2,190	3,485	4,343
Mining	26	66	130	264	370	181	225	506	844	845
Forest products	73	76	86	116	185	565	432	712	1,031	1,080
Hardware and software	20	28	5	59	139	273	408	457	372	926
Telecommunications and cable	285	309	519	2,247	2,384	1,021	737	1,284	4,263	4,662
Publishing, printing and broadcasting	44	26	29	278	222	624	396	681	1,253	1,779
Transportation	289	678	412	734	830	1,372	1,793	1,746	2,464	2,688
Utilities	153	171	304	553	753	544	593	830	2,605	2,363
Education, health and social services	—	—	—	—	26	1,708	1,396	1,347	1,442	1,372
Governments	—	—	—	18	137	703	769	844	867	855
General allowance allocated to business and government loans(2)	(44)	(38)	(192)	(205)	—	(501)	(509)	(745)	(952)	—

Total business and government loans including acceptances	3,287	3,464	2,844	6,142	9,461	35,688	35,593	37,137	47,262	54,274

General allowance for credit losses(2)	—	—	—	—	—	—	—	—	—	(1,250)

Total net loans and acceptances	$3,456	$3,736	$3,053	$6,334	$10,822	$146,902	$142,282	$139,073	$143,917	$139,661

(1)	Classification by country is based on domicile of debtor or customer.

(2)	Pursuant to an OSFI guideline issued in October 2001, the general allowance has been allocated to related asset categories beginning 2002 onwards.

CIBC Annual Accountability Report 2005 For what matters	Supplementary Annual Financial Information 157
ALLOWANCE FOR CREDIT LOSSES AS A PERCENTAGE OF EACH LOAN CATEGORY(1)

	Allowance for credit losses					Allowance as a % of each loan category
Unaudited, $ millions, as at October 31	2005	2004	2003	2002	2001	2005	2004	2003	2002	2001

Domestic
Residential mortgages	$37	$39	$45	$40	$23	0.05%	0.05%	0.06%	0.06%	0.04%
Personal and credit card	812	843	714	680	488	2.36	2.47	2.24	2.39	1.87
Other business and government	534	608	585	795	396	2.36	2.58	2.42	3.29	1.61

Total domestic	1,383	1,490	1,344	1,515	907	1.03	1.14	1.07	1.27	0.84

Foreign
Personal and credit card	6	21	14	21	14	1.22	2.55	1.79	0.92	0.60
Other business and government	247	314	594	752	123	2.83	3.86	6.62	4.23	0.56

Total foreign	253	335	608	773	137	2.74	3.74	6.23	3.79	0.54

General allowance for credit losses(2)	—	—	—	—	1,250	—	—	—	—	—

Total allowance	$1,636	$1,825	$1,952	$2,288	$2,294	1.14%	1.31%	1.44%	1.64%	1.71%

(1)	Percentage is calculated on loan portfolio excluding acceptances.

(2)	Pursuant to an OSFI guideline issued in October 2001, the general allowance has been allocated to related asset categories beginning 2002 onwards.
NET LOANS AND ACCEPTANCES BY GEOGRAPHIC LOCATION

Unaudited, $ millions, as at October 31	2005	2004	2003	2002	2001

Canada
Atlantic provinces	$7,934	$8,168	$8,274	$8,018	$7,020
Quebec	12,295	11,601	11,601	10,691	9,670
Ontario	68,753	66,293	63,360	60,642	56,702
Prairie provinces	5,981	6,079	6,197	6,117	5,476
Alberta, Northwest Territories and Nunavut	20,184	19,780	19,225	18,614	17,397
British Columbia and the Yukon	23,540	22,581	21,920	20,926	19,464
General allowance allocated to Canada	(766)	(852)	(664)	(697)	—

Total Canada	137,921	133,650	129,913	124,311	115,729

United States	5,525	4,896	6,107	13,272	14,360

Other countries	3,456	3,736	3,053	6,334	10,822

Total loans and acceptances	146,902	142,282	139,073	143,917	140,911
General allowance for credit losses(1)	—	—	—	—	(1,250)

Total net loan and acceptances	$146,902	$142,282	$139,073	$143,917	$139,661

(1)	Pursuant to an OSFI guideline issued in October 2001,the general allowance has been allocated to related asset categories beginning 2002 onwards.

158 Supplementary Annual Financial Information	CIBC Annual Accountability Report 2005 For what matters
IMPAIRED LOANS BEFORE GENERAL ALLOWANCES

	Canada(1)					U.S.(1)
Unaudited, $ millions, as at October 31	2005	2004	2003	2002	2001	2005	2004	2003	2002	2001

Gross impaired loans
Residential mortgages	$141	$120	$177	$172	$182	$—	$—	$—	$—	$—
Student	71	90	86	123	177	—	—	—	—	—
Credit card	—	—	—	—	—	—	—	—	—	—
Personal	221	176	137	114	101	—	—	1	2	1

Total gross impaired consumer loans	433	386	400	409	460	—	—	1	2	1

Non-residential mortgages	6	10	28	28	28	—	—	—	—	—
Financial institutions	6	4	5	7	9	8	12	23	45	50
Service and retail industries	113	130	219	253	197	39	53	13	30	15
Manufacturing, consumer and capital goods	93	70	82	54	128	6	4	35	55	37
Real estate and construction	17	28	54	51	84	—	—	—	24	—
Agriculture	150	155	73	35	42	—	—	—	—	—
Resource-based industries	5	10	11	17	23	2	2	16	93	12
Telecommunications, media and technology	13	9	6	87	62	2	2	27	372	77
Transportation	12	9	34	236	236	—	1	1	32	33
Utilities	—	—	1	8	9	—	—	7	80	—
Other	6	7	6	9	9	—	1	2	4	2

Total gross impaired — business and government loans	421	432	519	785	827	57	75	124	735	226

Total gross impaired loans	854	818	919	1,194	1,287	57	75	125	737	227
Other past due loans(2)	54	54	64	38	67	—	1	—	—	—

Total gross impaired and other past due loans	$908	$872	$983	$1,232	$1,354	$57	$76	$125	$737	$227

Allowance for credit losses
Residential mortgages	$18	$17	$18	$21	$23	$—	$—	$—	$—	$—
Student	36	71	166	237	320	—	—	—	—	—
Credit card	101	122	126	99	99	—	11	8	—	—
Personal	226	166	100	80	69	—	—	—	6	—

Total allowance — consumer loans(3)	381	376	410	437	511	—	11	- 8	6	—

Non-residential mortgages	3	6	16	14	16	—	—	—	—	—
Financial institutions	6	4	4	5	8	6	7	16	26	29
Service and retail industries	78	86	113	117	93	21	25	8	2	3
Manufacturing, consumer and capital goods	51	40	38	45	72	3	4	18	8	7
Real estate and construction	9	14	24	30	65	—	—	—	1	—
Agriculture	68	85	38	13	9	—	—	—	—	—
Resource-based industries	3	8	10	15	17	—	1	2	8	7
Telecommunications, media and technology	6	8	3	52	33	—	—	3	33	29
Transportation	8	7	23	76	74	—	1	1	1	1
Utilities	—	—	—	8	3	—	—	1	49	—
Other	4	5	4	6	6	—	—	—	—	—

Total allowance — business and government loans	236	263	273	381	396	30	38	49	128	76

Total allowance	$617	$639	$683	$818	$907	$30	$49	$57	$134	$76

Net impaired loans
Residential mortgages	$123	$103	$159	$151	$159	$—	$—	$—	$—	$—
Student	35	19	(80)	(114)	(143)	—	—	—	—	—
Credit card	(101)	(122)	(126)	(99)	(99)	—	(11)	(8)	—	—
Personal	(5)	10	37	34	32	—	—	1	(4)	1

Total net impaired consumer loans(3)	52	10	(10)	(28)	(51)	—	(11)	(7)	(4)	1

Non-residential mortgages	3	4	12	14	12	—	—	—	—	—
Financial institutions	—	—	1	2	1	2	5	7	19	21
Service and retail industries	35	44	106	136	104	18	28	5	28	12
Manufacturing, consumer and capital goods	42	30	44	9	56	3	—	17	47	30
Real estate and construction	8	14	30	21	19	—	—	—	23	—
Agriculture	82	70	35	22	33	—	—	—	—	—
Resource-based industries	2	2	1	2	6	2	1	14	85	5
Telecommunications, media and technology	7	1	3	35	29	2	2	24	339	48
Transportation	4	2	11	160	162	—	—	—	31	32
Utilities	—	—	1	—	6	—	—	6	31	—
Other	2	2	2	3	3	—	1	2	4	2

Total net impaired — business and government loans	185	169	246	404	431	27	37	75	607	150

Total net impaired loans	$237	$179	$236	$376	$380	$27	$26	$68	$603	$151

(1)	Classification by country is based on domicile of debtor or customer.

(2)	Other past due loans, which have not been classified as impaired, are described in Note 4 to the consolidated financial statements.

(3)	Specific allowances for large numbers of homogeneous balances of relatively small amounts are established by reference to historical ratios of write-offs to balances outstanding. This may result in negative net impaired loans as individual loans are generally classified as impaired when repayment of principal or interest is contractually 90 days in arrears.

CIBC Annual Accountability Report 2005 For what matters	Supplementary Annual Financial Information 159
IMPAIRED LOANS BEFORE GENERAL ALLOWANCES (continued)

	Other(1)					Total
Unaudited, $ millions, as at October 31	2005	2004	2003	2002	2001	2005	2004	2003	2002	2001

Gross impaired loans
Residential mortgages	$—	$—	$—	$—	$—	$141	$120	$177	$172	$182
Student	—	—	—	—	—	71	90	86	123	177
Credit card	—	—	—	—	—	—	—	—	—	—
Personal	—	—	—	—	44	221	176	138	116	146

Total gross impaired consumer loans	—	—	—	—	44	433	386	401	411	505

Non-residential mortgages	—	—	—	—	—	6	10	28	28	28
Financial institutions	23	113	1	3	9	37	129	29	55	68
Service and retail industries	11	73	225	—	33	163	256	457	283	245
Manufacturing, consumer and capital goods	3	—	—	—	4	102	74	117	109	169
Real estate and construction	—	—	3	9	23	17	28	57	84	107
Agriculture	1	2	2	3	6	151	157	75	38	48
Resource-based industries	—	—	28	34	—	7	12	55	144	35
Telecommunications, media and technology	—	22	25	274	56	15	33	58	733	195
Transportation	—	—	—	—	1	12	10	35	268	270
Utilities	—	6	48	21	12	—	6	56	109	21
Other	—	—	—	—	—	6	8	8	13	11

Total gross impaired — business and government loans	38	216	332	344	144	516	723	975	1,864	1,197

Total gross impaired loans	38	216	332	344	188	949	1,109	1,376	2,275	1,702
Other past due loans(2)	—	—	—	—	1	54	55	64	38	68

Total gross impaired — and other past due loans	$38	$216	$332	$344	$189	$1,003	$1,164	$1,440	$2,313	$1,770

Allowance for credit losses
Residential mortgages	$—	$—	$—	$—	$—	$18	$17	$18	$21	$23
Student	—	—	—	—	—	36	71	166	237	320
Credit card	—	—	—	—	—	101	133	134	99	99
Personal	—	—	—	—	14	226	166	100	86	83

Total allowance — consumer loans(3)	—	—	—	—	14	381	387	418	443	525

Non-residential mortgages	—	—	—	—	—	3	6	16	14	16
Financial institutions	3	56	1	2	4	15	67	21	33	41
Service and retail industries	9	42	79	—	5	108	153	200	119	101
Manufacturing, consumer and capital goods	1	—	—	—	2	55	44	56	53	81
Real estate and construction	—	—	3	9	13	9	14	27	40	78
Agriculture	1	2	2	3	4	69	87	40	16	13
Resource-based industries	—	—	15	18	—	3	9	27	41	24
Telecommunications, media and technology	—	9	11	38	7	6	17	17	123	69
Transportation	—	—	—	—	—	8	8	24	77	75
Utilities	—	4	4	16	12	—	4	5	73	15
Other	—	—	—	—	—	4	5	4	6	6

Total allowance — business and government loans	14	113	115	86	47	280	414	437	595	519

Total allowance	$14	$113	$115	$86	$61	$661	$801	$855	$1,038	$1,044

Net impaired loans
Residential mortgages	$—	$—	$—	$—	$—	$123	$103	$159	$151	$159
Student	—	—	—	—	—	35	19	(80)	(114)	(143)
Credit card	—	—	—	—	—	(101)	(133)	(134)	(99)	(99)
Personal	—	—	—	—	30	(5)	10	38	30	63

Total net impaired consumer loans(3)	—	—	—	—	30	52	(1)	(17)	(32)	(20)

Non-residential mortgages	—	—	—	—	—	3	4	12	14	12
Financial institutions	20	57	—	1	5	22	62	8	22	27
Service and retail industries	2	31	146	—	28	55	103	257	164	144
Manufacturing, consumer and capital goods	2	—	—	—	2	47	30	61	56	88
Real estate and construction	—	—	—	—	10	8	14	30	44	29
Agriculture	—	—	—	—	2	82	70	35	22	35
Resource-based industries	—	—	13	16	—	4	3	28	103	11
Telecommunications, media and technology	—	13	14	236	49	9	16	41	610	126
Transportation	—	—	—	—	1	4	2	11	191	195
Utilities	—	2	44	5	—	—	2	51	36	6
Other	—	—	—	—	—	2	3	4	7	5

Total net impaired — business and government loans	24	103	217	258	97	236	309	538	1,269	678

Total net impaired loans	$24	$103	$217	$258	$127	$288	$308	$521	$1,237	$658

(1)	Classification by country is based on domicile of debtor or customer.

(2)	Other past due loans, which have not been classified as impaired, are described in Note 4 to the consolidated financial statements.

(3)	Specific allowances for large numbers of homogeneous balances of relatively small amounts are established by reference to historical ratios of write-offs to balances outstanding. This may result in negative net impaired loans as individual loans are generally classified as impaired when repayment of principal or interest is contractually 90 days in arrears.

160 Supplementary Annual Financial Information	CIBC Annual Accountability Report 2005 For what matters
DEPOSITS

	Average balance			Interest			Rate
Unaudited, $ millions, for the years ended October 31	2005	2004	2003	2005	2004	2003	2005	2004	2003

Deposits in domestic bank offices(1)
Payable on demand
Personal	$4,969	$5,422	$5,774	$6	$39	$60	0.12%	0.72%	1.04%
Business and government	17,788	16,726	15,525	167	117	143	0.94	0.70	0.92
Bank	833	559	429	5	3	4	0.60	0.54	0.93
Payable after notice
Personal	31,300	28,284	25,015	203	160	151	0.65	0.57	0.60
Business and government	6,371	6,008	5,955	118	95	126	1.85	1.58	2.12
Bank	3	1	1	—	—	—	—	—	—
Payable on a fixed date
Personal	35,439	35,343	35,525	973	1,021	1,100	2.75	2.89	3.10
Business and government	46,325	38,547	34,519	1,355	986	1,013	2.92	2.56	2.93
Bank	558	570	628	15	8	12	2.69	1.40	1.91

Total domestic	143,586	131,460	123,371	2,842	2,429	2,609	1.98	1.85	2.11

Deposits in foreign bank offices
Payable on demand
Personal	73	131	254	—	—	—	—	—	—
Business and government	326	354	308	6	2	1	1.84	0.56	0.32
Bank	28	61	94	1	1	2	3.57	1.64	2.13
Payable after notice
Personal	92	91	87	2	1	1	2.17	1.10	1.15
Business and government	43	46	8	—	—	—	—	—	—
Bank	17	77	111	—	1	1	—	1.30	0.90
Payable on a fixed date
Personal	458	876	1,025	14	15	18	3.06	1.71	1.76
Business and government	40,248	48,412	57,473	1,223	760	924	3.04	1.57	1.61
Bank	9,604	9,967	11,608	258	182	220	2.69	1.83	1.90

Total foreign	50,889	60,015	70,968	1,504	962	1,167	2.96	1.60	1.64

Total deposits	$194,475	$191,475	$194,339	$4,346	$3,391	$3,776	2.23%	1.77%	1.94%

(1)	Deposits by foreign depositors in our domestic bank offices amounted to $3.8 billion (2004: $3.6 billion; 2003: $4.4 billion).
SHORT-TERM BORROWINGS

Unaudited, $ millions, as at or for the years ended October 31	2005	2004	2003

Amounts outstanding at end of year
Obligations related to securities sold short	$14,883	$12,220	$11,659
Obligations related to securities lent or sold under repurchase agreements	14,325	16,790	19,293

Total short-term borrowings	$29,208	$29,010	$30,952

Obligations related to securities sold short
Average balance	$15,786	$13,292	$11,403
Maximum month-end balance	16,230	15,507	12,568
Average interest rate	2.96%	2.80%	3.47%
Obligations related to securities lent or sold under repurchase agreements
Average balance	17,424	18,513	18,895
Maximum month-end balance	24,381	23,571	21,584
Average interest rate	5.81%	2.45%	2.59%

FEES PAID TO THE SHAREHOLDERS’ AUDITORS

Unaudited, $ millions, for the years ended October 31	2005	2004	2003

Audit fees(1)	$16.1	$16.1	$7.3
Audit related fees(2)	1.5	1.6	2.3
Tax fees(3)	0.4	0.2	0.1
All other fees(4)	—	3.8	—

Total	$18.0	$21.7	$9.7

(1)	For the audit of CIBC’s annual financial statement and services normally provided by the principal auditor in connection with CIBC’s statutory and regulatory filings. Audit fees for 2004 and 2005 include the audit of internal control over financial reporting under standards of the Public Company Accounting Oversight Board (United States).

(2)	For the assurance and related services that are reasonably related to the performance of the audit or review of CIBC’s financial statements, including accounting consultation, various agreed upon procedures and translation of financial reports.

(3)	For tax compliance services.

(4)	For products and services other than the fees reported in (1) to (3), including fees paid for a Board of Directors’ reporting project.

CIBC Annual Accountability Report 2005 For what matters	Quarterly Review 161
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

				2005				2004(1)
Unaudited, $ millions, for the quarter	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Net interest income	$1,172	$1,219	$1,224	$1,322	$1,287	$1,320	$1,260	$1,391
Non-interest income	2,251	1,932	1,596	1,757	1,614	1,586	1,767	1,550

Total revenue	3,423	3,151	2,820	3,079	2,901	2,906	3,027	2,941
Provision for credit losses	170	199	159	178	175	91	207	155
Non-interest expenses	2,057	4,850	2,032	1,901	2,266	1,968	2,074	1,943

Income (loss) before income taxes and non-controlling interests	1,196	(1,898)	629	1,000	460	847	746	843
Income taxes	436	(106)	176	283	46	250	238	256
Non-controlling interests	32	115	13	10	12	1	1	1

Net income (loss)	$728	$(1,907)	$440	$707	$402	$596	$507	$586

Dividends on preferred shares	33	36	28	28	27	23	24	26
Net income (loss) applicable to common shares	$695	$(1,943)	$412	$679	$375	$573	$483	$560

CONDENSED CONSOLIDATED BALANCE SHEETS

				2005				2004(1)
Unaudited, $ millions, as at quarter-end	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Assets
Cash and non-interest-bearing deposits with banks	$1,310	$1,417	$1,279	$1,267	$1,374	$1,273	$1,128	$1,359
Interest-bearing deposits with banks	10,542	12,376	10,823	10,952	10,829	9,447	12,409	10,137
Securities	67,764	72,945	74,096	69,868	67,316	70,465	70,074	71,656
Securities borrowed or purchased under resale agreements	18,514	20,575	20,393	21,424	18,165	18,612	21,169	21,652
Loans Residential mortgages	77,216	76,881	74,520	73,464	72,592	71,214	69,955	69,018
Personal and credit card	34,853	35,667	35,141	35,343	35,000	35,610	34,861	33,656
Business and government	31,350	31,306	31,367	31,969	31,737	32,479	32,630	32,250
Allowance for credit losses	(1,636)	(1,713)	(1,732)	(1,796)	(1,825)	(1,879)	(1,989)	(1,948)
Derivative instruments market valuation	20,309	21,539	21,752	22,843	23,710	20,789	23,904	25,423
Customers’ liability under acceptances	5,119	5,216	5,428	4,651	4,778	5,151	4,695	4,767
Other assets	15,029	16,645	14,643	15,198	15,088	14,718	15,339	16,965

	$280,370	$292,854	$287,710	$285,183	$278,764	$277,879	$284,175	$284,935

Liabilities and shareholders’ equity
Deposits Personal	$73,790	$73,895	$73,417	$72,663	$72,049	$71,754	$71,247	$70,419
Business and government	108,409	112,738	112,436	110,407	106,705	109,260	115,138	111,349
Bank	10,535	10,510	10,631	10,231	11,823	12,006	9,252	11,446
Derivative instruments market valuation	20,128	22,150	21,553	22,392	23,990	20,098	22,321	24,323
Acceptances	5,119	5,216	5,431	4,651	4,778	5,151	4,695	4,778
Obligations related to securities lent or sold short or under repurchase agreements	29,208	33,120	30,645	31,944	29,010	28,685	32,071	32,380
Other liabilities	16,002	19,007	14,770	14,506	13,258	12,882	12,145	12,936
Subordinated indebtedness	5,102	3,853	3,915	3,904	3,889	3,861	3,146	3,201
Preferred share liabilities	600	1,045	1,052	1,048	1,043	1,711	1,726	1,710
Non-controlling interests	746	1,094	1,000	1,034	39	21	21	21
Shareholders’ equity	10,731	10,226	12,860	12,403	12,180	12,450	12,413	12,372

	$280,370	$292,854	$287,710	$285,183	$278,764	$277,879	$284,175	$284,935

SELECT FINANCIAL MEASURES

				2005				2004(1)
Unaudited, as at or for the quarter	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Return on equity	34.2%	(75.1)%	16.2%	25.7%	14.2%	21.3%	18.4%	21.0%
Return on average assets	1.01	(2.59)	0.63	0.97	0.57	0.85	0.73	0.83
Average common shareholders’ equity ($ millions)	$8,045	$10,262	$10,425	$10,503	$10,545	$10,704	$10,693	$10,591
Average assets ($ millions)	$287,119	$292,136	$287,802	$288,288	$278,535	$279,008	$284,242	$281,529
Average assets to average common equity	35.7	28.5	27.6	27.4	26.4	26.1	26.6	26.6
Tier 1 capital ratio	8.5%	7.5%	10.7%	10.5%	10.5%	10.9%	11.0%	11.1%
Total capital ratio	12.7	10.5	13.4	13.1	12.8	13.3	12.8	13.0
Net interest margin	1.62	1.66	1.74	1.82	1.84	1.88	1.80	1.97
Efficiency ratio	60.1	153.9	72.1	61.7	78.1	67.7	68.5	66.1

COMMON SHARE INFORMATION

				2005				2004(1)
Unaudited, as at or for the quarter	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Average shares outstanding (thousands)	333,876	336,486	340,461	346,269	349,128	354,003	358,895	359,742
Per share — basic earnings (loss)	$2.08	$(5.77)	$1.21	$1.96	$1.08	$1.62	$1.35	$1.56
— diluted earnings (loss)(2)	2.06	(5.77)	1.20	1.94	1.06	1.60	1.33	1.54
— dividends	0.68	0.68	0.65	0.65	0.60	0.60	0.50	0.50
— book value(3)	25.00	23.51	30.95	30.62	29.92	30.40	30.17	29.70
Share price(4) — high	80.64	80.80	74.75	73.70	73.90	69.68	71.46	68.60
— low	68.82	72.15	68.36	67.95	64.50	62.20	64.80	59.35
— close	72.20	80.01	74.75	68.45	73.90	66.28	67.19	66.66
Price to earnings multiple (12-month trailing)	n/m	n/m	12.7	11.4	13.2	11.4	10.8	11.8
Dividend payout ratio	32.7%	>100%	53.6%	33.2%	55.7%	37.0%	37.1%	32.3%

(1)	Certain prior period financial information has been reclassified to conform with the presentation adopted in 2005.

(2)	In case of loss, the effect of stock options potentially exercisable on diluted earnings(loss) per share will be anti-dilutive;therefore,basic and diluted earnings(loss) per share will be the same.

(3)	Common shareholders’ equity divided by the number of common shares issued and outstanding at end of quarter.

(4)	The high and low price during the period, and closing price on the last trading day of the period, on the TSX.

n/m — not meaningful due to the net loss.

162 Ten-year Statistical Review	CIBC Annual Accountability Report 2005 For what matters
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

Unaudited, $ millions, for the years ended October 31	2005	2004(1)	2003(1)	2002(1)	2001(1)	2000(1)	1999(1)	1998(1)	1997(1)	1996(1)

Net interest income	$4,937	$5,258	$5,517	$5,389	$4,445	$4,154	$4,313	$4,227	$4,427	$4,404
Non-interest income	7,536	6,517	5,946	5,541	6,613	7,797	5,728	4,804	3,980	2,892

Total revenue	12,473	11,775	11,463	10,930	11,058	11,951	10,041	9,031	8,407	7,296
Provision for credit losses	706	628	1,143	1,500	1,100	1,220	750	480	610	480
Non-interest expenses	10,840	8,251	8,128	9,129	8,226	8,096	7,998	7,125	5,372	4,584

Income before income taxes and non-controlling interests	927	2,896	2,192	301	1,732	2,635	1,293	1,426	2,425	2,232
Income taxes	789	790	239	(279)	92	641	320	460	937	911
Non-controlling interests	170	15	3	38	58	62	39	20	27	14

Net (loss) income	$(32)	$2,091	$1,950	$542	$1,582	$1,932	$934	$946	$1,461	$1,307

Dividends on preferred shares	125	100	75	50	17	17	17	16	8	53
Premiums on preferred shares	—	—	—	—	—	—	—	—	—	34
Net (loss) income applicable to common shares	$(157)	$1,991	$1,875	$492	$1,565	$1,915	$917	$930	$1,453	$1,220

CONDENSED CONSOLIDATED BALANCE SHEETS

Unaudited, $ millions, as at October 31	2005	2004(1)	2003(1)	2002(1)	2001(1)	2000(1)	1999(1)	1998(1)	1997(1)	1996(1)

Assets
Cash and deposits with banks	$11,852	$12,203	$10,454	$9,512	$11,350	$10,679	$12,527	$10,795	$7,931	$8,120
Securities	67,764	67,316	69,628	64,273	74,794	69,242	59,492	60,970	45,252	39,817
Securities borrowed or purchased under resale agreements	18,514	18,165	19,829	16,020	24,079	20,461	19,158	36,293	37,629	32,534
Loans
Residential mortgages	77,216	72,592	70,014	66,612	58,751	51,921	46,637	43,199	40,039	36,932
Personal and credit card	34,853	35,000	32,695	30,784	28,411	27,939	24,751	24,563	22,305	20,132
Business and government	31,350	31,737	33,177	41,961	46,693	47,567	47,552	49,811	47,107	45,642
Allowance for credit losses	(1,636)	(1,825)	(1,952)	(2,288)	(2,294)	(2,236)	(1,748)	(1,609)	(1,591)	(1,422)
Derivative instruments market valuation	20,309	23,710	22,796	24,717	25,723	23,847	24,449	37,157	21,977	13,314
Customers’ liability under acceptances	5,119	4,778	5,139	6,848	8,100	9,088	9,296	10,995	10,375	8,733
Other assets	15,029	15,088	15,367	14,854	11,867	9,194	8,217	9,256	6,965	6,430

	$280,370	$278,764	$277,147	$273,293	$287,474	$267,702	$250,331	$281,430	$237,989	$210,232

Liabilities and shareholders’ equity
Deposits
Personal	$73,790	$72,049	$69,202	$67,975	$66,826	$63,109	$60,878	$59,993	$59,188	$61,484
Business and government	108,409	106,705	106,768	117,986	114,270	103,141	85,940	84,862	60,272	43,705
Bank	10,535	11,823	12,160	10,669	13,256	13,382	13,223	15,020	19,438	22,232
Derivative instruments market valuation	20,128	23,990	21,945	24,794	26,395	24,374	25,097	36,245	21,376	12,500
Acceptances	5,119	4,778	5,147	6,878	8,100	9,088	9,296	10,995	10,375	8,733
Obligations related to securities lent or sold short or under repurchase agreements	29,208	29,010	30,952	18,051	32,616	28,191	29,203	48,659	43,932	41,907
Other liabilities	16,002	13,258	13,976	10,869	9,863	10,382	10,888	9,576	8,141	6,970
Subordinated indebtedness	5,102	3,889	3,197	3,627	3,999	4,418	4,544	4,714	4,894	3,892
Preferred share liabilities	600	1,043	1,707	1,988	1,999	1,576	1,633	1,661	1,518	851
Non-controlling interests	746	39	22	111	249	248	204	230	126	71
Shareholders’ equity
Preferred shares	2,381	1,783	1,650	1,100	300	300	300	300	—	217
Common shares	2,952	2,969	2,950	2,842	2,827	2,868	3,035	3,128	3,105	3,055
Contributed surplus	58	59	50	26	—	—	—	—	—	—
Retained earnings	5,340	7,369	7,421	6,377	6,774	6,625	6,090	6,047	5,624	4,615

	$280,370	$278,764	$277,147	$273,293	$287,474	$267,702	$250,331	$281,430	$237,989	$210,232

(1)	Certain prior year financial information has been reclassified to conform with the presentation adopted in 2005.

CIBC Annual Accountability Report 2005 For what matters	Ten-year Statistical Review 163
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

Unaudited, $ millions,
for the years ended October 31	2005	2004(1)	2003(1)	2002(1)		2001(1)		2000(1)	1999(1)	1998(1)	1997(1)	1996(1)

Balance at beginning of year	$12,180	12,071	$10,345	$9,901		$9,793		$9,425	$9,475	$8,729	$7,887	$8,027
Adjustment for change in accounting policy	10 (2)	6 (3)	—	(42	)(4)	(140	)(5)	—	—	—	—	(94	)(6)
Premium on redemption/repurchase of share capital Preferred	—	—	—	—		—		—	—	—	—	(34)
Common	(1,035)	(1,084)	—	(269)		(736)		(873)	(397)	—	—	(281)
Changes in share capital Preferred	598	133	550	800		—		—	—	300	(217)	(486)
Common	(17)	19	108	15		(41)		(167)	(93)	23	50	(147)
Changes in contributed surplus	(1)	9	24	26		—		—	—	—	—	—
Changes in foreign currency translation adjustments	49	(196)	(222)	2		38		8	(4)	1	10	5
Net (loss) income	(32)	2,091	1,950	542		1,582		1,932	934	946	1,461	1,307
Dividends Preferred	(125)	(100)	(75)	(50)		(17)		(17)	(17)	(16)	(8)	(53)
Common	(902)	(781)	(591)	(577)		(536)		(501)	(492)	(498)	(434)	(352)
Other	6	12	(18)	(3)		(42)		(14)	19	(10)	(20)	(5)

Balance at end of year	$10,731	$12,180	$12,071	$10,345		$9,901		$9,793	$9,425	$9,475	$8,729	$7,887

(1)	Certain prior year financial information has been reclassified to conform with the presentation adopted in 2005.

(2)	Represents the effect of implementing the CICA AcG-15, “Consolidation of Variable Interest Entities,” which provides a framework for identifying a VIE and requires a primary beneficiary to consolidate a VIE.

(3)	Represents the effect of implementing the CICA AcG-17, “Equity-Linked Deposit Contracts,” which introduced the requirements to bifurcate the equity-linked contracts and measure the derviative at fair value.

(4)	Represents the effect of implementing the CICA handbook section 3870, “Stock-based Compensation and Other Stock-based Payments,” which introduced the requirement to account for SARs based on quoted market price on an ongoing basis. Additionally, CIBC adopted the fair value-based method to account for stock transactions with employees and non-officerdirectors, as encouraged by section 3870.

(5)	Represents the effect of implementing the CICA handbook section 3461, “Employee Future Benefits,” which introduced the requirement to accrue the cost of post-retirement and post-employment benefits during the years employees provide services to CIBC.

(6)	Represents the effect of implementing the CICA handbook section 3025, “Impaired Loans,” which introduced the requirement to discount expected cash flows on impaired loans when determining the allowance for credit losses.
SELECT FINANCIAL MEASURES

Unaudited, as at or for the years ended October 31	2005	2004(1)	2003(1)	2002(1)	2001(1)	2000(1)	1999(1)	1998(1)	1997(1)	1996(1)

Return on equity	(1.6)%	18.7%	19.2%	5.1%	16.1%	20.5%	9.8%	10.3%	17.7%	17.1%
Return on average assets	(0.01)	0.74	0.68	0.19	0.57	0.73	0.34	0.34	0.62	0.67
Average common shareholders’ equity ($ millions)	$9,804	$10,633	$9,764	$9,566	$9,739	$9,420	$9,323	$9,100	$8,195	$7,332
Average assets ($ millions)	$288,845	$280,810	$284,739	$292,510	$278,798	$263,119	$271,844	$278,823	$236,025	$196,063
Average assets to average common equity	29.5	26.4	29.2	30.6	28.6	27.9	29.2	30.6	28.8	26.7
Tier 1 capital ratio	8.5%	10.5%	10.8%	8.7%	9.0%	8.7%	8.3%	7.7%	7.0%	6.6%
Total capital ratio	12.7	12.8	13.0	11.3	12.0	12.1	11.5	10.8	9.8	9.0
Net interest margin	1.71	1.87	1.94	1.84	1.59	1.58	1.59	1.52	1.88	2.25
Efficiency ratio	86.9	70.1	70.9	83.5	74.4	67.7	79.7	78.9	63.9	62.8

(1)	Certain prior year financial information has been reclassified to conform with the presentation adopted in 2005.

164 Ten-year Statistical Review	CIBC Annual Accountability Report 2005 For what matters
COMMON SHARE INFORMATION

Unaudited, as at or for the years ended October 31	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996

Average number outstanding (thousands)	339,263	355,735	360,048	360,553	372,305	388,951	409,789	415,030	413,545	415,028
Per share — basic earnings (loss)	$(0.46)	$5.60	$5.21	$1.37	$4.19	$4.95	$2.23	$2.24	$3.51	$2.94
— diluted earnings (loss)(1)	(0.46)	5.53	5.18	1.35	4.13	4.90	2.21	2.22	3.49	2.93
— dividends	2.66	2.20	1.64	1.60	1.44	1.29	1.20	1.20	1.05	0.85
— book value(2)	25.00	29.92	28.78	25.75	26.44	25.17	22.68	22.08	21.07	18.62
Share price — high	80.80	73.90	60.95	57.70	57.00	50.50	42.60	59.80	41.75	28.30
— low	67.95	59.35	39.50	34.26	43.20	30.50	28.00	24.40	26.55	18.00
— close	72.20	73.90	59.21	38.75	48.82	48.40	31.70	30.65	41.20	27.85
Price to earnings multiple (12-month trailing)	n/m	13.2	11.4	28.9	11.7	9.8	14.2	13.7	11.7	9.5
Dividend payout ratio	>100%	39.20%	31.5%	>100.0%	34.2%	26.2%	53.6%	53.5%	29.9%	28.9%

(1)	In case of a loss, the effect of stock options potentially exercisable on diluted earnings (loss) per share will be anti-dilutive; therefore, basic and diluted earnings (loss) per share will be the same.

(2)	Common shareholders’ equity divided by the number of common shares issued and outstanding at end of year.
n/m — not meaningful due to the net loss.
DIVIDENDS ON PREFERRED SHARES(1)(2)

Unaudited, for the years ended October 31		2005	2004	2003	2002	2001	2000	1999	1998	1997	1996

Class A	Series 4	$—	$—	$—	$—	$—	$—	$—	$—	$3.4106	$4.7360
	Series 5	—	—	—	—	—	—	—	—	0.8240	1.1600
	Series 9	—	—	—	—	—	—	—	1.1375	2.2750	2.2750
	Series 10	—	—	—	—	—	—	—	—	—	2.8175
	Series 11	—	—	—	—	—	—	—	—	—	2.4060
	Series 12	—	—	—	—	—	2.4100	2.4267	2.4097	2.2462	2.2188
	Series 13	—	—	—	—	—	1.7500	1.7500	1.7500	1.7500	1.7500
	Series 14	—	—	1.1156	1.4875	1.4875	1.4875	1.4875	1.4875	1.4870	1.1197
	Series 15	—	1.0709	1.4125	1.4125	1.4125	1.4125	1.4125	1.4125	1.4110	—
	Series 16	—	1.8456	2.0025	2.2244	2.1724	2.0948	2.1093	2.0946	1.1367	—
	Series 17	—	1.3551	1.3625	1.3625	1.3625	1.3625	1.3625	1.3625	0.7880	—
	Series 18	1.3750	1.3750	1.3750	1.3750	1.3750	1.3750	1.3750	1.3628	—	—
	Series 19	1.2375	1.2375	1.2375	1.2375	1.2375	1.2375	1.2375	0.7404	—	—
	Series 20	1.5780	1.6908	1.8253	2.0276	1.9801	1.9095	1.9227	1.1703	—	—
	Series 21	1.5095	1.5000	1.5000	1.5000	1.5000	1.1372	—	—	—	—
	Series 22	1.9518	2.0520	2.2152	2.4606	2.4031	1.7713	—	—	—	—
	Series 23	1.3250	1.3250	1.3250	1.3250	0.9938	—	—	—	—	—
	Series 24	1.5000	1.5000	1.5000	1.2962	—	—	—	—	—	—
	Series 25	1.5000	1.5000	1.5000	0.8048	—	—	—	—	—	—
	Series 26	1.4375	1.4375	1.0859	—	—	—	—	—	—	—
	Series 27	1.4000	1.5484	—	—	—	—	—	—	—	—
	Series 28	0.0799	0.1996	—	—	—	—	—	—	—	—
	Series 29	1.3500	—	—	—	—	—	—	—	—	—
	Series 30	1.1938	—	—	—	—	—	—	—	—	—

(1)	The dividends are adjusted for the number of days during the year that the share is outstanding at the time of issuance and redemption.

(2)	Includes preferred shares reclassified as liabilities pursuant to the adoption of the CICA handbook section,“Financial Instruments — Disclosure and Presentation,“on November 1,2004.

CIBC Annual Accountability Report 2005 For what matters	Governance 165
Board structure and members — Sustaining our governance practices
The Board’s duty is to supervise the management of the business and affairs of CIBC. To assist in this work, the Board uses a comprehensive governance framework. This framework includes a qualified board of directors with diverse backgrounds and skills; a constructive relationship between the Board and senior management to provide access to required information; and a robust set of governance and control policies and procedures.
     CIBC’s Board has made excellent progress in renewing its membership. Since 2001, 10 directors have retired and eight new directors have joined the Board, with three new members joining in 2005. By continually and systematically assessing the skills and characteristics of CIBC’s Board members against CIBC’s current and anticipated needs, the Board is able to seek out the appropriate skill set to oversee the businesses of CIBC.
Committed to continuous improvement
As in previous years, the Board engaged an external governance specialist to conduct an assessment of the Board’s performance. The assessment resulted in two performance reports. The first report was based on the feedback obtained from directors in response to tailored questionnaires that covered the Board, each Board committee, each committee chair, the Chairman and the Chief Executive Officer. The questionnaires covered a range of dimensions, such as roles and structure, Board decision-making, culture, Board-management relations, strategic planning, risk management and performance and succession management. The external consultant compiled, analyzed and scored the data obtained from these questionnaires and provided the Board with a formal performance assessment. The second report was based on feedback obtained from directors in individual one-on-one interviews that the Chairman conducted with each director to discuss the director’s performance, development needs and peer feedback. The Chairman used an evaluation framework developed by the external consultant and the consultant prepared a report on the results, which were reported to the Board. These reports identified opportunities for continuing Board and director development and formed the basis of action plans for improvement. These action plans were developed by the Board committees, the Chairman and the Chief Executive Officer and then reviewed by the Corporate Governance Committee and approved by the Board. The Corporate Governance Committee monitors progress against these plans.
Strengthening our competency matrix
The Board has developed a competency matrix, which outlines the desired complement of directors’ skills and characteristics based on CIBC’s current and anticipated needs. We use the matrix to assist in identifying and recruiting suitable new directors. This matrix is reviewed and enhanced annually by the Corporate Governance Committee so that the Chairman and the Corporate Governance Committee can assess and address any gaps in the Board’s collective skill set. During the year, with the appointment of three new directors with particular strengths in retailing and finance, we enhanced the Board’s diversity and financial institution strength.
Governance
We remain committed to strong governance — we believe this is an important building block for our long-term success. Through extensive work and significant investment over the past four years, we have enhanced an integrated framework that serves as the foundation for sustaining excellence in governance for the future.

166 Governance	CIBC Annual Accountability Report 2005 For what matters
Focusing on director development
The Board believes that continuous director development is critical to sustaining good governance. During the year, the Board approved a policy designed to formalize CIBC’s Director Development Program and to foster the continuous education of Board members. The program has two components: 1) New Director Orientation and 2) Ongoing Director Development. The Board’s target over time is to have 10% of the combined time at regularly scheduled Board and committee meetings dedicated to educational presentations in addition to review or decision items.
     The New Director Orientation program is comprised of written materials and scheduled orientation events. CIBC’s Director’s Manual reviews the Board’s policies and procedures; CIBC’s bylaw and current organizational structure; CIBC’s current strategic, financial and capital plans; the most recent annual and quarterly financial reports; and a report on key business issues. In addition, a new director has separate one-on-one meetings with the Chairman and the Chief Executive Officer as well as members of senior management and representatives of CIBC’s Compliance Department. The chair of a Board committee also arranges an orientation session for any new director who joins the committee. To assist a new director in understanding the role of the Board and its committees and the commitment expected of a director, the Chairman may arrange for a current Board member to act as mentor to a new director. When a new director joins the Board, he or she is required to review the CIBC Director Code of Ethics, available at www.cibc.com, and acknowledge in writing that he or she has reviewed the code and agrees to abide by its terms. As an annual follow-up, directors sign an assertion every year that they continue to abide by the Director Code of Ethics.
     The Ongoing Director Development program is comprised of a combination of external course offerings; self-education through CIBC’s online learning network and review of written materials relevant to a director’s role; regular education presentations provided by internal and external experts; and one-on-one sessions between a director and an internal or external expert on specific subject matters. The Chairman is responsible for coordinating continuous education programs at the Board level. Each Board committee chair has the same responsibility for the continuous education of committee members in relation to a committee’s mandate. All Board members are invited to attend any continuing education session of a Board committee.The Board of Directors’ website is an important component of the Ongoing Director Development program, providing an online reference library for directors with key contact information and a complete repository of policies and procedures affecting the operation of the Board. During the year, the Board had four educational sessions focused on risk management and Basel II (described in more detail on page 80). As well, members of Board committees participated in educational sessions relevant to their respective mandates. The Risk Management Committee participated in five educational sessions, which included programs on liquidity, market risk and Basel II. The Audit Committee participated in two educational sessions, which included programs on derivatives and information technology. The Management Resources and Compensation Committee participated in two educational sessions on pension governance. The Corporate Governance Committee participated in two educational sessions on emerging regulatory and other governance developments.
Working with senior management
It is critical that the Board and management maintain a trusting, open relationship. Directors work with senior management to obtain and review appropriate information that is needed for the Board to provide strategic direction. During the year, the Board’s guidance assisted in the smooth transition of organizational changes, in particular, the succession of the Chief Executive Officer role to Gerry McCaughey.
Policies and principles establish guidelines for Board operations
To facilitate its operations, the Board has developed a sound framework of policies and principles. Significant policies established over the past two years include those that guide director meeting attendance and preparation and the Director Tenure Policy that outlines the circumstances under which a director resigns from the Board. The Board recently revised its Director Tenure Policy to require any director who does not receive majority support in an uncontested election to submit his or her resignation to the Board’s Corporate Governance Committee. In the absence of extenuating circumstances the Corporate Governance Committee would be expected to recommend that the Board accept the resignation.This framework of policies, procedures and oversight provides a solid foundation for sustained Board renewal and governance strength.
Board members — Facilitating independent assessment and oversight
The Board continues to recognize the importance of maintaining its independence. The Directors Independence Standards are available at www.cibc.com and reflect independence standards derived from the Affiliated Persons regulations under the Bank Act (Canada) and the corporate governance rules and guidelines of the New York Stock Exchange (NYSE) and the Canadian Securities Administrators. Under these standards, 17 of CIBC’s 19 directors are considered to be independent.

CIBC Annual Accountability Report 2005 For what matters	Governance 167
Board members — 19 directors
Brent S. Belzberg B. Comm., J.D. (2005)
President and Chief Executive Officer, Torquest Partners Inc.
(Toronto, Ontario, Canada)
Jalynn H. Bennett C.M. (1994)
President, Jalynn H. Bennett and Associates Ltd.
(Toronto, Ontario, Canada)
Gary F. Colter F.C.A. (2003)
President, CRS Inc.
(Toronto, Ontario, Canada)
William L. Duke (1991)
Farmer
President, Annandale Farms Inc.
(Redvers, Saskatchewan, Canada)
Ivan E.H. Duvar B.E., P.Eng., LL.D. (Hon.) (1989)
President and Chief Executive Officer, MIJAC Inc.
(Amherst, Nova Scotia, Canada)
William A. Etherington (1994)
Chairman of the Board, CIBC
(Toronto, Ontario, Canada)
A.L. Flood C.M. (1989)
Company Director, CIBC
(Toronto, Ontario, Canada)
Margot A. Franssen O.C. (1992)
President and Chief Executive Officer, Bibelot Inc.
(Toronto, Ontario, Canada)
Hon. Gordon D. Giffin (2001)
Senior Partner, McKenna Long & Aldridge LLP
(Atlanta, Georgia, U.S.A.)
Hon. James A. Grant P.C., C.M., Q.C. (1991)
Chair Emeritus, Stikeman Elliott LLP
(Montréal, Québec, Canada)
Linda S. Hasenfratz (2004)
Chief Executive Officer, Linamar Corporation
(Guelph, Ontario, Canada)
Pat M. Hayles (1993)
President, PDA Inc.
(Toronto, Ontario, Canada)
John S. Lacey (2004)
Chairman, Alderwoods Group, Inc.
(Toronto, Ontario, Canada)
Hon. John P. Manley P.C. (2005)
Senior Counsel, McCarthy Tétrault LLP
(Ottawa, Ontario, Canada)
Gerald T. McCaughey (2005)
President and Chief Executive Officer, CIBC
(Toronto, Ontario, Canada)
Charles Sirois C.M., B.Fin., M.Fin. (1997)
Chairman and Chief Executive Officer, Telesystem Ltd.
(Montréal, Québec, Canada)
Stephen G. Snyder B.Sc., M.B.A., LL.D. (Hon.),B.ofAT. (Hon.) (2000)
President and Chief Executive Officer, TransAlta Corporation
(Calgary, Alberta, Canada)
Cynthia M. Trudell B.Sc., Ph.D. (2005)
Vice-President, Brunswick Corporation and President, Sea Ray Division
(Knoxville, Tennessee, U.S.A.)
Ronald W. Tysoe (2004)
Vice-Chair, Federated Department Stores, Inc.
(Cincinnati, Ohio, U.S.A.)
Board committees — Active participation for effective governance
There are four committees of the Board: Corporate Governance Committee, Audit Committee, Management Resources and Compensation Committee, and Risk Management Committee. Each year, the Board reviews, revises and approves the mandate for each of these committees, which outlines their responsibilities and accountabilities. These mandates are available at www.cibc.com. The structure, membership and organization of the Board’s committees enhance their overall effectiveness. A substantial majority of the members of the Risk Management Committee meet the independence standards established by the Board and all of the members of the other committees meet these independence standards. The Board’s independence standards are available at www.cibc.com. In addition, each committee chair is a member of the Corporate Governance Committee, which promotes enhanced communication. The Chairman and the Chief Executive Officer attend committee meetings at the invitation of the committee chair.

168 Governance	CIBC Annual Accountability Report 2005 For what matters
Corporate Governance Committee The primary function of the Corporate Governance Committee is to assist the Board of Directors in fulfilling its corporate governance oversight responsibilities. The Corporate Governance Committee also acts as the conduct review committee of CIBC under the Bank Act (Canada).
Members: J.H. Bennett (Chair), G.F. Colter, J.S. Lacey, C. Sirois, S.G. Snyder
Audit Committee The primary functions of the Audit Committee are to fulfill its responsibilities in relation to reviewing the integrity of CIBC’s financial statements, financial disclosures and internal controls over financial reporting; monitoring the system of internal control; monitoring CIBC’s compliance with legal and regulatory requirements; selecting the external auditors for shareholder approval; reviewing the qualifications, independence and performance of the external auditors; reviewing the qualifications, independence and performance of CIBC’s internal auditors; and acting as the Audit Committee for certain federally regulated subsidiaries.
Members: J.H. Bennett, G.F. Colter (Chair), I.E.H. Duvar, J.P. Manley, C.M. Trudell
Management Resources and Compensation Committee The primary function of the Management Resources and Compensation Committee is to assist the Board of Directors in fulfilling its supervisory responsibilities in relation to CIBC’s human resource policies and practices, including the oversight of the CIBC pension plans.
Members: W.L. Duke, M.A. Franssen, L.S. Hasenfratz, J.S. Lacey, C. Sirois (Chair)
Risk Management Committee The primary function of the Risk Management Committee is to assist the Board of Directors in fulfilling its responsibilities in relation to the identification, measurement, monitoring and controlling of CIBC’s principal business risks.
Members: B.S. Belzberg,A.L. Flood, G.D. Giffin,J.A. Grant, P.M.Hayles, S.G. Snyder(Chair), R.W. Tysoe
Strengthening our framework for compliance and managing sustainable governance practices
During the year, CIBC further enhanced its governance and control coordination through the implementation of a comprehensive control framework. This framework, developed using the principles set by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), provides us with the means to assess the overall design and effectiveness of the CIBC-wide internal control environment against our own objectives, as well as Canadian and U.S. regulatory developments. The framework also outlines how our control streams meet our strategic objectives, documents CIBC’s governance principles and clarifies roles and accountabilities.
     Some of these control streams form the basis of our ability to continue to meet the management reporting requirements of section 404 of the U.S. Sarbanes-Oxley Actof 2002. CIBC complied with section 404 at the end of 2004, two years ahead of that required by current legislation.
     Our continuing focus on CIBC’s vision, mission and value work is an important component of our governance program. We further strengthened our work in this area by integrating vision and values into the 2005 performance measurement of our senior leaders and by conducting ongoing development programs for our leaders.
     We introduced a new CIBC Policy Framework that outlines roles and responsibilities regarding policy-related activities and processes. This framework provides a structure for us to identify, develop and renew our policies across CIBC.
     To coordinate and enhance our ongoing efforts to safeguard the privacy of our clients’ information, CIBC established aPrivacy Office under the Chief Privacy Officer.
     The practices and procedures of CIBC’s management and the Board foster compliance with governance rules and best practices. NYSE governance rules require that we disclose any significant differences between our governance practices and the NYSE governance rules. For the approval of equity compensation plans, there is a significant difference. Unlike the NYSE rules, there is no requirement in Canada for shareholder approval of compensation arrangements involving share purchases in the open market at fair value. CIBC complies with the Toronto Stock Exchange rules to obtain shareholder approval of share compensation arrangements that involve a new issue of shares.
Senior management — Accountable for ongoing good governance
All employees of CIBC have a role in the effective governance of CIBC. During the year, a revised Employee Code of Conduct was introduced, along with a new annual certification and testing program. The Code outlines the standards of conduct required from our employees as well as CIBC’s obligations. In addition, the Code helps to reinforce CIBC’s vision to be the leader in client relationships by promoting conduct that is consistent with our values of trust, teamwork and accountability.
     Senior management has responsibility for CIBC’s business activities as well as for the design and effectiveness of governance and controls. The Senior Executive Team (SET) is comprised of CIBC’s top senior executives. Through the SET, the Chief Executive Officer and senior management communicate and share information regarding enterprise-wide governance and control, strategic direction, policy approvals, financial affairs and risk management issues.

CIBC Annual Accountability Report 2005 For what matters	Governance 169
     The members of the Senior Executive Team are:
McCaughey, G.T. (Gerry)
President and Chief Executive Officer
CIBC
Baxendale, S.A. (Sonia)
Senior Executive Vice-President
CIBC Retail Markets
Lalonde, R.A. (Ron)
Senior Executive Vice-President and Chief Administrative Officer
Administration
McGirr, S.R. (Steve)
Senior Executive Vice-President and Chief Risk Officer
Treasury and Risk Management
Shaw, B.G. (Brian)
Senior Executive Vice-President CIBC and Chairman and CEO
CIBC World Markets
Venn, R.E. (Richard)
Senior Executive Vice-President
Corporate Development
Woeller, M.D. (Mike)
Vice Chair and Chief Information Officer
Technology and Operations
Woods, T.D. (Tom)
Senior Executive Vice-President and Chief Financial Officer
Finance
Management committees are in place to support the SET in various aspects of the oversight of CIBC’s operations. These key committees work closely with appropriate Board committees as part of the integrated governance model. The committees include:
Capital and Risk Committee (CRC), which is accountable to the Chief Risk Officer for the oversight of credit, liquidity and market risks and matters relating to the composition and usage of CIBC’s balance sheet (including capital) and the measurement, monitoring and control of related resources. This is done within the parameters established as part of strategies, authorities and CIBC-wide limits established by the Chief Executive Officer and the Board.
Governance and Control Committee (GCC) (previously the Operations and Administration Committee), which is accountable to the Chief Administrative Officer and acts as the most senior point of management review, counsel and input on the design and assessment of CIBC’s governance and internal control structure, within the parameters and strategic objectives established by the Chief Executive Officer and direction provided by the Board of Directors.
Financial Transactions Oversight Committee (FTOC), which is chaired by the Chief Risk Officer and reviews those transactions brought before it to ensure that CIBC is not exposing itself to reputation and legal risks.
Disclosure Committee (DC), which is chaired by the Chief Administrative Officer and promotes consistent disclosure practices aimed at accurate, complete, timely and broadly disseminated disclosure of material information about CIBC to the market in accordance with applicable laws and exchange requirements. The committee also assists CIBC’s Chief Executive Officer and Chief Financial Officer in fulfilling their oversight responsibility for the accuracy, completeness and timeliness of CIBC disclosure.
The CRC has three sub-committees that assist in achieving its mandate:
Credit Committee (CC), which reviews and adjudicates all credit transactions outside of the credit limits delegated to individual officers and within the authorities granted to the CC by the Chair and Chief Risk Officer. The CC also reviews and approves key corporate credit risk management policies, procedures and standards.
Investment Committee, which approves all non-trading equity and equity-like investments to be held by CIBC.
Retail Asset/Liability Committee, which provides oversight, an education and information sharing platform and an issues identification process for all aspects of transference of market risks between retail and commercial lines of business and Canadian retail treasury.
For more information about how CIBC manages, measures, monitors and controls risk, see the Management of risk section on page 63.

170 Governance	CIBC Annual Accountability Report 2005 For what matters
Senior officers
Boluch, M.J. (Mike)
Executive Vice-President
Technology and Operations
Brown, G.W. (Gary)
Managing Director U.S. Region
CIBC World Markets
Cadsby, T.R. (Ted)
Executive Vice-President
Retail Distribution
CIBC Retail Markets
Capatides, M.G. (Michael)
Executive Vice-President and General Counsel
Legal and Compliance
Administration
Caturay, M. (Michelle)
Vice-President and Corporate Secretary
Administration
Clifford, D.B. (David)
Managing Director
Merchant Banking and European
Investment and Corporate Banking
CIBC World Markets
Dodig, V.G. (Victor)
Executive Vice-President
Wealth Management
Eylott, M. (Malcolm)
Executive Vice-President
Global Operations
Technology and Operations
Ferren, J.P. (John)
Vice-President
Investor Relations
Finance
Forbes, S.J. (Stephen)
Senior Vice-President
Communications and Public Affairs
Administration
Hasan, R. (Raza)
Senior Vice-President
Mortgages, Lending and Insurance
CIBC Retail Markets
Horrocks, M.G. (Michael)
Executive Vice-President and Treasurer
Treasury and Risk Management
Kilgour, P.K.M. (Ken)
Executive Vice-President
Credit and Investment Risk Management
Treasury and Risk Management
Leith, D.G. (David)
Managing Director
Canadian Investment and Corporate Banking
CIBC World Markets
Lounsbery, P. (Phipps)
Managing Director
Global Debt Capital Markets
CIBC World Markets
MacCandlish, D.R. (Donna)
Ombudsman
Administration
Macnee, W.M. (Walt)
Executive Vice-President
Card Products
Technology and Operations
McSherry, J.R. (James)
Executive Vice-President and
Managing Director
Commercial Banking
CIBC World Markets
Moseley, T.S. (Tim)
Senior Vice-President and
Chief Compliance Officer
Legal and Compliance
Administration
Orr, J.D. (John)
Executive Vice-President
Amicus Division
CIBC Retail Markets
Patterson, K.J. (Kevin)
Senior Vice-President and Chief Auditor
Internal Audit and Corporate Security
Administration
Phillips, J.M. (Joyce)
Executive Vice-President
Human Resources
Administration
Puri, P. (Pankaj)
Executive Vice-President and
Chief Privacy Officer
Administration
Renihan, B.A. (Bruce)
Executive Vice-President and Controller
Finance
Shaw, F. (Francesca)
Senior Vice-President and Chief Accountant
Finance
Westcott, G.C. (Grant)
Executive Vice-President
Technology Infrastructure
Technology and Operations

CIBC Annual Accountability Report 2005 For what matters	Governance 171
Corporate reporting — Committed to transparency and timeliness
General
Disciplined measurement of our performance is an important aspect of our strategy to achieve long-term success. Reporting financial and non-financial results in a transparent fashion is critical, recognizing that we are accountable to our stakeholders.
     The Board and management are committed to promoting consistent disclosure practices aimed at accurate, timely and broadly disseminated disclosure of material information about CIBC. The Board of Directors has approved the CIBC Disclosure Policy, which provides guidance for coordinating disclosure of material information about CIBC to the market. This policy also identifies who may speak on CIBC’s behalf, outlines the responsibility for communications with various stakeholder groups and details our commitment to enhancing dissemination of information through widely distributed press releases and conference calls.
     The policy is available at www.cibc.com and provides further details regarding communications with investors, analysts and media as well as our process for earnings announcements.
Other communications
We believe that by engaging all of our stakeholders we are better positioned to succeed in our mission and realize our vision. By maintaining dialogue with our stakeholders we can better understand and address their concerns and issues. In particular, certain departments within CIBC, such as Investor Relations, Human Resources, and Communications and Public Affairs, as well as the SET and the Chairman, are committed to continuing to seek the input of stakeholder groups, including employees, shareholders, clients, analysts, and media.

172 Public Accountability Statement	CIBC Annual Accountability Report 2005 For what matters
Our Clients — Branches and ABMs
CIBC Branch Openings — 2005
Ontario
1580-1582 The Queensway, Etobicoke
445 Kanata Ave., Kanata
CIBC Branch Closings — 2005
British Columbia
586 Granville St., Vancouver
1517 Douglas St., Victoria
Alberta
Main St. & 1st Ave. N., Delia
Saskatchewan
1463 Albert St., Regina
Ontario
282-5th St., Balmertown
1278 The Queensway, Etobicoke
3835 Bloor St. W., Etobicoke
250 The East Mall, Etobicoke
3657 Lakeshore Blvd. W., Etobicoke
1023 Teron Rd., Kanata
700 March Rd., Kanata
700 Eagleson Rd., Kanata
1250 South Service Rd., Mississauga
Quebec
7970, Boul. Champlain, LaSalle
President’s Choice Financial
Openings — 2005
British Columbia
19800 Lougheed Hwy., Unit 201, Pitt Meadows
Alberta
3633 Westwinds Dr. NE, Unit 100, Calgary
Manitoba
1385 Sargent Ave., Winnipeg
Ontario
15900 Bayview Ave., Aurora(1)
1972 Parkdale Ave., Brockville
1579 Main St. W., Hamilton
18200 Yonge St., Newmarket
1385 Harmony Rd. N., Oshawa
4270 Innes Rd., Ottawa
2877 Bayview Village, Toronto
200 Taunton Rd. W., Whitby
Newfoundland and Labrador
260 Blackmarsh Rd., St. John’s
President’s Choice Financial
Closings and Status Changes — 2005
British Columbia
291 Cowichan Way, Duncan(2)
32136 Lougheed Hwy., Mission(2)
Alberta
7005 — 48th Ave., Camrose(2)
1792 Trans Canada Way SE, Medicine Hat(2)
Manitoba
3193 Portage Ave., Winnipeg(2)
Ontario
6085 Creditview Rd., Mississauga(2)
20 Davis Dr., Newmarket
1226 Place d’Orleans Dr., Orleans(2)
700 Eagleson Rd., Ottawa(2)
1900 Dixie Rd., Pickering
250 Lakeshore Rd. W., Port Credit
626 Victoria St., Strathroy
82 Lorne St., Sudbury
315 Lincoln Rd., Waterloo
New Brunswick
116 Main St., Nashwaaksis(2)
350 Connell St.,Woodstock
Nova Scotia
470 Warwick St.,Digby
470 Main St., Kingston
46 Elm St., Truro(2)
105 Starrs Rd., Yarmouth
Newfoundland and Labrador
55 Stavanger Dr., St. John’s(2)
115 Ropewalk Lane, St. John’s
bank@work Status Changes — 2005
British Columbia
6001 Grant McConachie Way, Richmond(3)
Ontario
7333 Mississauga Rd. N., Office 2-2038, Mississauga(3)
ABM Installations — 2005
British Columbia
11199 — 84th Ave., North Delta
19800 Lougheed Hwy., Pitt Meadows
301 Campbell St., Tofino
310 Robson St., Vancouver
400 Burrard St., Vancouver
Alberta
3633 Westwinds Dr. NE, Calgary
5120 — 122nd St., Edmonton
12659 — 153rd Ave. NW, Edmonton
3515 Mayor Magrath Rd. S., Lethbridge
Saskatchewan
1 Campus Dr., Saskatoon
Manitoba
1385 Sargent Ave., Winnipeg
Ontario
15900 Bayview Ave., Aurora(4)
28 Main St. N., Brampton
1972 Parkdale Ave., Brockville
791 St. Clair St. N., Chatham
In every decision to close a branch, CIBC carefully considers the interests of the community, our clients and employees. This includes:
•	Informing the community at large, including clients, employees, community leaders, politicians and government officials, of the decision to close the branch. Notice is given and CIBC holds a community meeting to discuss the decision and to hear suggestions for helping the community to adjust.

•	Assisting affected individual clients and groups, identifying their needs and the most appropriate branch in the market to serve them.

(1)	Pavilion opened in October 2004.

(2)	Status changed from staffed Pavilion to unstaffed Banking Centre.

(3)	Status changed from staffed facility to unstaffed facility.

(4)	ABM installed in October 2004.

CIBC Annual Accountability Report 2005 For what matters	Public Accountability Statement 173
3830 Bloor St. W., Etobicoke
1580 Queensway St. E., Etobicoke
460 Renforth Dr., Etobicoke
1579 Main St. W., Hamilton
4 Talbot St., Jarvis
445 Kanata Ave., Kanata
117 Bath Rd., Kingston
1188 Division St., Kingston
491 Oxford St. W., London
1856 Wharncliffe Rd. S., London
780 Hyde Rd., London
18200 Yonge St., Newmarket
7950 McLeod Rd., Niagara Falls
107 Parkway Forest Dr., North York
125 Cross Ave., Oakville
1385 Harmony Rd. N., Oshawa
4270 Innes Rd., Ottawa
685 River Rd., Ottawa
451 Smythe Rd., Ottawa
680 O’Brien Rd., Renfrew
5 Red Maple Rd., Richmond Hill
681 Silver Star Blvd., Scarborough
65 Front St., Toronto
2877 Bayview Village, Toronto
222 Lansdowne Ave., Toronto
3730 Lakeshore Blvd. W., Toronto
7400 Bathurst St., Vaughan
25 — 45th St. S., Wasaga Beach
200 Taunton Rd. W., Whitby
3555 Thickson Rd. N., Whitby
535 Norwich Ave., Woodstock
Newfoundland and Labrador
260 Blackmarsh Rd., St. John’s
ABM Removals — 2005
British Columbia
4472 Hastings St., Burnaby
5639 Hastings St., Burnaby
314 Rockland Rd., Campbell River
2104 — 2nd St. S., Cranbrook
800 — 103rd Ave., Dawson Creek
9607 — 100th Ave., Fort St. John
251 Harvey Ave., Kelowna
1155 KLO Rd., Unit 5, Kelowna
2147 Richter St., Kelowna
22645 Dewdney Trunk Rd., Maple Ridge
20318 Dewdney Trunk Rd., Maple Ridge
33093 — 7th Ave., Mission
801 Marine Dr., North Vancouver
1450 Main St., Penticton
4152 Redford St., Port Alberni
3955 Johnston Rd., Port Alberni
264 Newport Dr., Port Moody
5150 Domano Blvd., Prince George
285 Anderson Rd., Quesnel
11000 Williams Rd., Unit 110, Richmond
8780 Blundell Rd., Unit 103, Richmond
2801 — 10th Ave. NE, Salmon Arm
14405 Rosedale Ave., Summerland
13983 — 16th Ave., Surrey
16013 Fraser Hwy., Surrey
1751 King George Hwy., Surrey
7175 — 138th St., Unit 110, Surrey
15180 — 96th Ave., Surrey
9194 Scott Rd., Surrey
7190 — 120th St., Surrey
13192 — 104th Ave., Surrey
5994 — 176th St., Surrey
2988 Highway 16 East, Terrace
1306 — 56th St., Tsawwassen
5520 Dunbar St., Vancouver
495 West 41st Ave., Vancouver
4464 Dunbar St., Vancouver
6491 Oak St., Vancouver
840 Cambie St., Vancouver
2635 Quadra St., Victoria
2950 Douglas St., Victoria
1517 Douglas St., Victoria
3749 Shelburne St., Victoria
4144 Wilkinson Rd., Unit 10, Victoria
2349 Millstream Rd., Victoria
1517 Douglas St., Victoria
3198 Jacklin Rd., Victoria
3800 Finnerty Rd., Victoria
MacLaurin Building, University of Victoria
Alberta
202 Wolf St., Banff
10500 — 20th Ave., Unit 1, Blairmore
5008 — 47th Ave., Bon Accord
907 Sutherland Dr., Brooks
807 — 42nd Ave. SE, Calgary
7005 — 18th St. SE, Calgary
8 McKenzie Towne Blvd. SE, Calgary
1440 — 52nd St. NE, Calgary
3735 Rundlehorn Dr. NE, Calgary
1110 Canterbury Dr. SW, Calgary
20 Crowfoot Cres. NW, Unit 900, Calgary
8060 Silverspring Rd. NW, Unit 209, Calgary
1705 — 17th St. SW, Calgary
5008 Whitehorn Dr. NE, Calgary
5720 Silver Springs Blvd. NW, Unit 7, Calgary
3616 — 52nd Ave. NW, Calgary
10 Chaparral Dr., Unit 300, Calgary
11300 Tuscany Blvd. NW, Unit 6006, Calgary
2439 — 54th Ave. SW, Calgary
5403 Crowchild Trail NW, Calgary
4100 Marlborough Dr. NE, Calgary
34 Edgedale Dr. NW, Calgary
523 Woodpark Blvd. SW, Calgary
11 Hidden Creek Dr. NW, Calgary
755 Lake Bonavista Dr. SE, Calgary
20 Inverness Square SE, Calgary
1264 — 68th St. SE, Calgary
3709 — 26th Ave. NE, Calgary
838 — 68th St. NE, Calgary
2905 — 14th St. SW, Calgary
677 Cougar Ridge Dr. SW, Unit 100, Calgary
649 Shawinigan Dr. SW, Calgary
16305 Somercrest St. SW, Calgary
1919 Sirocco Dr. SW, Calgary
7337 Sierra Morena Blvd. SW, Calgary
140 — 11th Ave. SW, Calgary
520 — 10th Ave., Carstairs
4940 First St., Clairsholm
1414 — 8th Ave., Cold Lake
175 South Railway Ave., Drumheller
11615 — 104th Ave., Edmonton
9910 — 104th St., Edmonton
9554 — 163rd St., Edmonton
5904 — 153rd Ave., Edmonton
11822 — 103rd St., Edmonton
15399 Castledowns Rd. NW, Edmonton
3540 — 137th Ave., Edmonton
14703 — 40th Ave., Edmonton
15810 — 87th Ave., Edmonton
15179 — 121st St., Edmonton
13322 — 118th Ave., Edmonton
8930 — 99th St., Edmonton
11849 — 34th St. NW, Edmonton
8310 — 144th Ave., Edmonton
3208 — 82nd St., Edmonton
8226 — 175th St., Edmonton
11835 — 40th Ave. NW, Edmonton
13120 — 66th St., Edmonton
8118 — 120th Ave., Edmonton
17260 — 95th Ave., Edmonton
4333 — 50th St., Edmonton
7636 — 156th St., Edmonton
9636 — 51st Ave. NW, Edmonton
2351 — 7th Ave., Fort Macleod
9900 — 93rd St., Fort Saskatchewan
10005 — 105th Ave., Grand Prairie
9604 — 100th Ave., Grand Prairie
9701 — 84th Ave. NW, Grand Prairie
5219 — 48th Ave., High Prairie
7th Ave. SE, High River
5204 — 41st St., Innisfail
617 Patricia St., Jasper
4302 — 50th St., Unit 100, Leduc
2515 Highlands Rd. W, Lethbridge
325 Blue Fox Blvd., Lethbridge
1501 Dunmore Rd. SE, Medicine Hat
355 Southridge Dr. SE, Medicine Hat
398 — 12th St. NE, Medicine Hat
9821 — 100th St., Morinville
2204 — 19th St., Nanton

174 Public Accountability Statement	CIBC Annual Accountability Report 2005 For what matters
40 Southridge Dr., Okotoks
100 Milligan Rd., Okotoks
2127 — 50th Ave., Red Deer
3803 Ross St., Red Deer
420 Allen St., Bay 3, Red Deer
6888 — 50th Ave., Red Deer
101 Granada Blvd., Sherwood Park
98 Macleod Ave., Spruce Grove
624 King St., Spruce Grove
35 Giroux Rd., St. Albert
4402 — 48th St., Stony Plain
5008 — 50th Ave., Valleyview
4702 — 50th St., Wetaskiwin
Saskatchewan
502 Main St., Melfort
710 — 15th Ave. E., Prince Albert
6th Ave. E., Prince Albert
1463 Albert St., Regina
370 Albert St. N., Regina
2116 Grant Rd., Regina
194 Broad St. N., Regina
2110 Albert St., Regina
2965 Gordon Rd., Regina
322 McCarthy Blvd., Regina
301 Confederation Dr., Saskatoon
1010 Taylor St. E., Saskatoon
330 Silverwood Rd., Saskatoon
3730 Diefenbaker Dr., Saskatoon
430 Russell Rd., Saskatoon
2302 — 33rd St. W., Saskatoon
4310 Kenderdine Rd., Saskatoon
1602 — 33rd St. W., Saskatoon
Manitoba
336 Broadway, Winnipeg
Ontario
52 Ravenscroft Rd., Unit 48, Ajax
31 Yonge St., Alliston
134 Main St., Almonte
4499 Bath Rd., Amherstview
80 Madaswaska St., Arnprior
401 Main St., Atikokan
14 Wellington St. E., Aurora
282 — 5th St., Balmertown
149 Dunlop St. E., Barrie
18 Cundles Rd. E., Barrie
11 Cundles Rd. W., Barrie
555 Mapleview Ave., Barrie
168 Dunlop St. W., Barrie
181 Livingston St. E., Unit 1, Barrie
199 Essa Rd., Barrie
417 Bridge St. E., Belleville
308 North Front St., Belleville
461 Main St., Bloomfield
100 Waverly Rd., Bowmanville
295 Wellington St., Bracebridge
166 Holland St.W., Bradford
11670 Hurontario St., Brampton
945 Peter Robertson Blvd., Brampton
10725 McLaughlin Rd., Brampton
425 Centre St., Brampton
2 Main St. N., Brampton
180 Sandalwood Pkwy., Brampton
13 Elizabeth St., Brighton
67 Baldwin St., Brooklin
437 Brock Ave., Burlington
4021 Upper Middle Rd., Burlington
800 Franklin Blvd., Cambridge
206 Bridge St., Cardinal
355 Franktown Rd., Carleton Place
170 McNaughton Ave. W., Chatham
835 Queen St., Chatham
801 St. Clair St. N., Chatham
69 Main St., Chesley
5 King St., Chesterville
122 King St. W., Cobourg
1504 Pitt St., Cornwall
1292 Pitt St., Cornwall
439 — 13th St. W., Cornwall
1508 St. Clair Pkwy., Courtright
The Pinery, Hwy. 26, Craigleith
1865 Leslie St., Don Mills
211 Broad St. E., Dunnville
112 Oriole Pkwy., Elmira
91 Talbot St. N., Essex
3835 Bloor St. W., Etobicoke
290 West Mall Dr., Etobicoke
1278 The Queensway W., Etobicoke
250 The East Mall, Etobicoke
3657 Lakeshore Blvd. W., Etobicoke
198 Main St. S., Exeter
432B Ashley St., Foxboro
13 North Trent St., Frankford
315 Guelph St., Georgetown
24 Main St. S., Grand Valley
400 Speedvale Ave. W., Guelph
32 Main St., Hagersville
1660 Upper James St., Hamilton
220 Centennial Pkwy. N., Hamilton
426 — 10th St., Hanover
464 — 10th St., Hanover
Highway 10 & R.R. #3, Hanover
6 King St. E., Harrow
30 Bridge St. N., Hastings
24 Front St. E., Hastings
16 Ottawa St. W., Havelock
1 Minerva St. E., Huntsville
Highway 2, Ingleside
1 Shopping Plaza Dr., Iroquois
700 March Rd., Kanata
1023 Teron Rd., Kanata
700 Eagleson Rd., Kanata
25 Metro Rd. S., Keswick
1090 Princess St., Kingston
585 Doon Village, Kitchener
71 Erie St. N., Leamington
87 Lindsay St. S., Lindsay
115 Argyle Ave. N., Listowel
575 Proudfoot Lane, London
699 Wilkins St., London
1225 Wonderland Rd. N., London
100 Oakville Ave., London
305 Boler Rd., London
1201 Oxford St. W., London
458 Southdale Rd. E., London
339 Windermere Rd., London
375 South St., London
800 Commissioners Rd. E., London
268 Grosvenor St., London
1030 Adelaide St. N., London
785 Wonderland Rd. S., London
66 St. Lawrence St. W., Madoc
5511 Main St., Manotick
14 Peninsula Rd., Marathon
55 Harvest Moon Dr., Markham
1 Masseyfield Gate, Markham
800 Yonge St., Midland
679 Vinden St., Midland
235 Wilson Dr., Milton
1525 Bristol Rd. W., Mississauga
735 Twain Ave., Unit 1B, Mississauga
6285 Millers Grove, Mississauga
7205 Goreway Dr., Mississauga
1250 South Service Rd., Mississauga
445 Eglinton Ave. E., Mississauga
69 Ottawa St., Morrisburg
1 Tartan Dr., Nepean
3825 Richmond Rd., Nepean
418 Moodie Dr., Nepean
14 Paget St. S., New Liskeard
77 King St., Newcastle
17725 Yonge St., Newmarket
20 Davis Dr., Newmarket
1111 Davis Dr., Newmarket
7500 Lundy’s Lane Rd., Niagara Falls
147 — 6th St., Nipigon
38 King Rd., Nobleton
621 Cassells St., North Bay
24 Marshall Ave. E., North Bay
1677 Avenue Rd., North York
15 Stover St., Norwich
511 Maplegrove Dr., Oakville
2165 Grosvenor St., Oakville
200 Elizabeth St., Orangeville
5959 Jeanne D’Arc Blvd., Orleans
600 Grandview St. S., Oshawa
355 Wentworth St. W., Oshawa

CIBC Annual Accountability Report 2005 For what matters	Public Accountability Statement 175
100 Nonquon Rd., Oshawa
2213 Arch St., Ottawa
1402 Highgate St., Ottawa
120 Osgoode St., Ottawa
2670 Alta Vista Dr., Ottawa
25 Tapiola Cres., Ottawa
1827 Baseline Rd., Ottawa
280 — 10th St. E., Owen Sound
320 Pembroke St. E., Pembroke
100 Pembroke St. E., Pembroke
1106 Pembroke St. W., Pembroke
246 King St., Peterborough
1688 Highway 7, Pickering
6 Bridge St., Picton
249 Killaly St. W., Port Colborne
259 Ontario St., Port Hope
108 Park St., Prescott
297 King St. W., Prescott
367 Raglan St. S., Renfrew
740 Stewart St., Renfrew
12 Raglan St. N., Renfrew
10 Erie St. S., Ridgetown
1055 Laurier St., Rockland
580 Murphy Rd., Sarnia
400 Exmouth St., Sarnia
655 Wellington St. W., Sault Ste. Marie
1401 Ellesmere Rd., Scarborough
706 Scarborough Golf Club Rd., Scarborough
1553 Victoria Park Ave., Scarborough
2014 Kennedy Rd., Scarborough
261 Port Union Rd., Scarborough
140 Queensway St. E., Simcoe
45 Main St. E., Smiths Falls
29 Lombard St., Smiths Falls
287 Talbot St., St. Thomas
59 Arthur St. W., Thornbury
745 Simpson St., Thunder Bay
509 North Edward St., Thunder Bay
3 Balsam St., Thunder Bay
30 Algonquin Blvd. W., Timmins
127 Mount Joy St. S., Timmins
904 Millwood Rd., Toronto
428 Summerhill Ave., Toronto
2942 Finch Ave. E., Toronto
1349 Lawrence Ave. W., Toronto
7 Bedford Rd., Toronto
905 Jane St., Toronto
3211 Yonge St., Toronto
2244 Bloor St. W., Toronto
140 La Rose Ave., Toronto
3555 Don Mills Rd., Toronto
2205 Queen St. E., Toronto
399 Bathurst St., Toronto
555 University Ave., Toronto
76 Grenville St., Toronto
2075 Bayview Ave., Toronto
81 Queen St., Tottenham
300 Sidney St., Trenton
39 Victoria St. N., Tweed
800 Steeles Ave. W., Vaughan
9600 Islington Ave., Vaughan
1551 Mosley St., Wasaga Beach
620 River St. W., Wasaga Beach
1900 Mosley St., Wasaga Beach
3500 Brock St. N., Whitby
201 Brock St. N., Whitby
900 Bonaccord Ave., Whitby
3100 Garden St., Whitby
234 Sheppard Ave. W., Willowdale
3041 Dougall Ave., Windsor
1320 Walker Rd., Windsor
5565 Wyandotte St. E., Windsor
200 Lauzon Rd., Windsor
2730 Howard Ave., Windsor
4680 Wyandotte St. E., Windsor
1685 Tecumseh Blvd. E., Windsor
1405 Ouellette Ave., Windsor
Quebec
7970, boul. Champlain, LaSalle
1720, boul. Jacques-Cartier E., Longueuil
1371, rue Sainte-Catherine O., Montréal
600, rue Cathcart, Montréal
552. boul. Wilfrid-Hamel, Québec
1317, 3ième Avenue, Val d’Or
4162, rue Wellington, Verdun
Prince Edward Island
486 Granville St., Summerside
Newfoundland and Labrador
115Ropewalk Lane,St.John’s

176 Public Accountability Statement	CIBC Annual Accountability Report 2005 For what matters
Our Clients — Debt Financing to Firms in Canada
CIBC and its listed affiliates debt financing to firms in Canada
As at October 31, 2005
For authorization levels of: $0 — $24,999

	Authorizations	Outstandings	Clients

British Columbia	$109,111,536	$49,723,905	14,960
Alberta	88,945,270	44,850,861	11,459
Saskatchewan	29,520,597	17,234,376	3,291
Manitoba	20,798,890	11,549,212	2,495
Ontario	426,267,578	178,151,942	54,572
Quebec	78,624,269	36,138,390	9,507
New Brunswick	10,194,060	5,057,106	1,179
Nova Scotia	16,945,283	8,421,557	2,214
Prince Edward Island	4,648,175	2,186,577	524
Newfoundland and Labrador	9,414,486	4,764,993	1,135
Territories	3,889,649	1,900,141	596

Total	$798,359,793	$359,979,060	101,932

For authorization levels of: $25,000 — $99,999

	Authorizations	Outstandings	Clients

British Columbia	$451,152,175	$251,136,566	8,866
Alberta	371,704,941	210,413,741	7,354
Saskatchewan	163,165,833	100,676,760	3,174
Manitoba	109,814,211	66,433,857	2,109
Ontario	1,744,139,185	992,273,107	33,021
Quebec	334,796,261	183,230,511	6,514
New Brunswick	46,589,403	27,192,446	917
Nova Scotia	83,072,784	48,717,128	1,637
Prince Edward Island	25,970,006	13,467,579	475
Newfoundland and Labrador	48,490,303	29,018,357	967
Territories	16,837,950	9,079,545	328

Total	$3,395,733,052	$1,931,639,597	65,362

CIBC Annual Accountability Report 2005 For what matters	Public Accountability Statement 177
For authorization levels of: $100,000 — $249,999

	Authorizations	Outstandings	Clients

British Columbia	$393,103,619	$210,364,513	2,856
Alberta	371,274,352	199,792,581	2,618
Saskatchewan	145,055,811	72,955,994	1,010
Manitoba	103,703,293	54,020,920	731
Ontario	1,374,542,431	717,781,182	10,168
Quebec	298,890,942	165,954,482	2,044
New Brunswick	33,804,804	17,594,366	234
Nova Scotia	57,482,852	32,971,143	381
Prince Edward Island	22,642,014	11,065,716	161
Newfoundland and Labrador	34,956,317	20,625,655	240
Territories	16,857,264	9,260,920	115

Total	$2,852,313,699	$1,512,387,472	20,558

For authorization levels of: $250,000 — $499,999

	Authorizations	Outstandings	Clients

British Columbia	$352,409,432	$225,950,777	852
Alberta	393,327,427	227,586,182	1,067
Saskatchewan	104,489,546	65,785,750	297
Manitoba	99,776,943	53,315,228	271
Ontario	899,531,144	560,952,082	2,075
Quebec	286,678,602	178,798,324	706
New Brunswick	36,891,199	22,882,456	78
Nova Scotia	54,981,406	37,481,482	117
Prince Edward Island	18,693,766	11,452,432	48
Newfoundland and Labrador	23,190,250	13,774,293	60
Territories	20,743,185	13,514,743	48

Total	$2,290,712,900	$1,411,493,749	5,619

For authorization levels of: $500,000 — $999,999

	Authorizations	Outstandings	Clients

British Columbia	$466,386,674	$319,236,536	519
Alberta	469,994,879	296,125,629	611
Saskatchewan	88,851,213	57,297,063	122
Manitoba	167,782,597	95,714,506	208
Ontario	1,369,757,402	911,092,247	1,423
Quebec	354,396,927	227,603,088	408
New Brunswick	40,606,607	26,544,150	41
Nova Scotia	79,491,359	58,272,095	118
Prince Edward Island	24,211,409	14,107,104	34
Newfoundland and Labrador	28,938,082	16,186,098	34
Territories	28,677,868	21,089,140	36

Total	$3,119,095,017	$2,043,267,656	3,554

178 Public Accountability Statement	CIBC Annual Accountability Report 2005 For what matters
For authorization levels of: $1,000,000 — $4,999,999

	Authorizations	Outstandings	Clients

British Columbia	$1,508,881,013	$1,012,390,499	510
Alberta	1,465,113,087	927,230,003	568
Saskatchewan	253,275,173	138,558,595	114
Manitoba	534,861,305	339,633,801	206
Ontario	5,009,296,800	3,760,148,715	1,476
Quebec	1,233,191,757	847,318,324	402
New Brunswick	117,486,659	86,049,539	40
Nova Scotia	213,746,874	151,703,737	72
Prince Edward Island	87,937,612	53,584,087	48
Newfoundland and Labrador	59,982,085	35,499,038	27
Territories	87,022,439	61,892,159	31

Total	$10,570,794,804	$7,414,008,497	3,494

For authorization levels of: $5,000,000 and over

	Authorizations	Outstandings	Clients

British Columbia & Territories(1)	$4,908,544,539	$1,639,407,788	177
Alberta	12,444,606,776	3,616,471,100	219
Saskatchewan	849,507,814	164,080,621	20
Manitoba	2,326,938,403	678,329,824	45
Ontario	35,788,255,488	8,932,450,413	726
Quebec	5,274,404,108	1,798,050,424	163
New Brunswick	827,402,185	215,856,452	16
Nova Scotia	871,804,926	428,590,403	33
Prince Edward Island	55,984,759	18,981,460	4
Newfoundland and Labrador	354,466,407	158,928,195	14

Total	$63,701,915,405	$17,651,146,680	1,417

For all authorization bands

	Authorizations	Outstandings	Clients

British Columbia	$8,171,134,849	$3,703,783,297	28,739
Alberta	15,604,966,732	5,522,470,097	23,896
Saskatchewan	1,633,865,987	616,589,159	8,028
Manitoba	3,363,675,642	1,298,997,348	6,065
Ontario	46,611,790,028	16,052,849,688	103,461
Quebec	7,860,982,866	3,437,093,543	19,744
New Brunswick	1,112,974,917	401,176,515	2,505
Nova Scotia	1,377,525,484	766,157,545	4,572
Prince Edward Island	240,087,741	124,844,955	1,294
Newfoundland and Labrador	559,437,930	278,796,629	2,477
Territories	192,482,494	121,163,935	1,155

Total	$86,728,924,670	$32,323,922,711	201,936

(1)	Figures for Territories are included with British Columbia figures due to small number of clients in this authorization band.

CIBC Annual Accountability Report 2005 For what matters	Public Accountability Statement 179
Employment in Canada
CIBC is one of Canada’s largest employers. In 2005, CIBC and its listed affiliates had approximately 38,600 full-time and part-time employees nationwide. The CIBC group of companies paid almost $2.4 billion in salaries and benefits to our Canadian workforce in 2005. In addition, we indirectly supported thousands of other jobs in many sectors, from janitorial services to high-tech consultants, through the money invested in outside goods and services. The total for 2005 was $2.6 billion worldwide, with $2.0 billion spent in Canada.
Full-time and part-time employees
As at October 31, 2005
CIBC and its listed affiliates

	Full-time	Part-time
Province or territory	employees	employees

British Columbia	3,183	904
Alberta	2,075	685
Saskatchewan	708	297
Manitoba	570	247
Ontario	21,496	2,919
Quebec	2,713	700
New Brunswick	528	117
Nova Scotia	825	165
Prince Edward Island	80	36
Newfoundland and Labrador	195	62
Northwest Territories	57	11
Nunavut	7	0
Yukon	35	6

Total	32,472	6,149

Taxes in Canada
In 2005, the CIBC group of companies’ tax expense to all levels of government in Canada was $854 million. This total consisted of $334 million in income taxes, $112 million in capital taxes and $408 million in payroll taxes (employer portion), business taxes, property taxes, GST and provincial sales taxes.
Taxes — 2005
CIBC group of companies

$ thousands	Income taxes	Capital taxes

Federal government	$214,390	$—
Provincial and territorial governments
British Columbia	4,462	19,605
Alberta	5,475	0
Saskatchewan	299	6,325
Manitoba	776	6,829
Ontario	98,572	63,277
Quebec	8,566	9,103
New Brunswick	506	935
Nova Scotia	820	4,010
Prince Edward Island	71	708
Newfoundland and Labrador	127	1,517
Northwest Territories	(20)	0
Nunavut	0	0
Yukon	(9)	0

Total	$334,035	$112,309

180 Public Accountability Statement	CIBC Annual Accountability Report 2005 For what matters
Community Contributions
Examples of organizations supported by CIBC:
British Columbia
Alberni Valley Youth Soccer
Armstrong & District Youth Soccer Association
BC Alpine Ski Association
BC Children’s Hospital Foundation
BC Crime Prevention Association
BC Senior Games
BC Special Olympics Society
Burnaby Crime Prevention Society
Campbell River Youth Park
Campbell River Youth Soccer
Canadian Breast Cancer Foundation — BC & Yukon Chapter
Canadian Cancer Society — BC & Yukon Division
Canuck Place Children’s Hospice Foundation
Cariboo Hospital Foundation
Castlegar Rotary Club
Central City Mission Foundation
Chesterfield Sports Society
Children’s Arts Umbrella Association
Chilliwack Hospice Society
CIBC Vancouver Giants Read to Succeed
Delta Hospital Foundation
Dr. R.E.M. Lee Hospital Foundation
Dress for Success
Fraser Lake Youth Soccer
Golden Soccer Association
Greater Vancouver Crime Stoppers Association
Greater Victoria Hospital Foundation
Green Thumb Theatre Company
Heart & Stroke Foundation of BC & Yukon
Hyde Creek Watershed Society
Junior Achievement of British Columbia
Juvenile Diabetes Foundation
Kay Meek Centre
Kelowna General Hospital
Kids Up Front
The Land Conservancy of BC
Langley Hospital
Leadership Vancouver
Lester B. Pearson College of the Pacific
Lions Gate Hospital
Merritt Volunteer Fire Department
Mission Association for Community Living
Mission Museum Historical Society
Mount Boucherie Arena
Nanaimo & District Hospital Foundation
NONA Child Development Centre
Okanagan Boys & Girls Club
Okanagan-Similkameen Neurological Society
Peace Arch Community Services
Prince George Hospice
Prince Rupert Soccer Association
Princeton Recreation Centre
Richmond Art Gallery
Richmond Hospital Foundation
Rick Hansen Man in Motion Foundation
Royal British Columbia Museum
Royal Canadian Legion — BC/Yukon Command
Salvation Army
Sechelt Art Festival
Semiahmoo House Society
Simon Fraser University
South Okanagan Women’s Soccer
South Peace Hospice
Spirit of the North Healthcare Foundation
St. John Hospital Auxiliary Society
Surrey Museum and Archives
Ucluelet Chamber of Commerce
United Way agencies
University of British Columbia
University of Northern British Columbia
University of Victoria
Vancouver Opera
VGH & UBC Hospital Foundation
Victoria Hospice & Palliative Care Foundation
Victoria Native Friendship Centre
Volunteer Vancouver
YM-YWCA of Victoria
You Are Not Alone (YANA)
YVR Art Foundation
YWCA of Vancouver
Alberta
4-H Clubs of Canada
Alberta Cancer Foundation — Edmonton
Alberta Children’s Hospital Foundation
Alberta Easter Seals March of Dimes
Alberta Ecotrust Foundation
Alberta Shock Trauma Air Rescue Society — STARS
Banff Centre
Blizzard Soccer Club
Bowden Minor Soccer
Boys and Girls Club of Wetaskiwin
Boys and Girls Clubs of Calgary
The Calgary Foundation
Calgary YMCA
Canadian Red Cross Alberta Flood Relief
Child & Youth Friendly Calgary
Delacour Pony Club
Drumheller Area Health Foundation
Edmonton Community Loan Fund
Edmonton Symphony Orchestra
Epilepsy Association of Calgary
Erminseskin Cree Nation
The Fairview Fine Arts Centre
Father Lacombe Care Centre
Fort Saskatchewan Boys & Girls Club
Girl Guides of Canada
Grande Prairie & District RCMP Victims’ Assistance
Grant MacEwan Community College Foundation
Habitat for Humanity — Calgary and Camrose
Highway 43 Victim Services
The Impact Society for Children
Junior Achievement
Kids Kottage Foundation
Kids Up Front Foundation of Alberta
Kids with Cancer Society of Northern Alberta
Langdon Youth Council
Leduc Performing Arts and Cultural Foundation
Lions Club of Fort Saskatchewan
Motive Action Training Foundation
Mount Royal College
Night of Artists

CIBC Annual Accountability Report 2005 For what matters	Public Accountability Statement 181
Northern Alberta Institute of Technology (NAIT)
Northern Lights Health Region
Northern Spirit Leisure Centre
Okotoks Minor Soccer
Onoway Volunteer Fire Department
Parks Foundation, Calgary
Pincher Creek & District Agricultural Society
The Rainbow Youth Centre
Rockyford Lions Club
Rotary Club of Rocky Mountain House
Royal Alexandra Foundation — Edmonton
The Samaritan Centre
Scouts Canada
Smoky Lake Agricultural Society
Southern Alberta Institute of Technology (SAIT)
Stettler Leisure Centre
Stollery Children’s Hospital Foundation
Theatre Calgary
Tom Hornecker Recreation
Treaty Seven Economic Development Corporation
United Way agencies
University of Alberta
Wetaskiwin Health Foundation
Women Building Futures
YMCA — Edmonton
Youville Residence Society of Alberta
YWCA — Edmonton
Saskatchewan
2005 Canada Games
The Arts Stabilization Fund Saskatchewan
Battlefords Centennial
Battlefords Union Hospital Foundation
Big River & District Recreation Improvement Association
Blaine Lake Communities in Bloom
Canadian Western Agribition
Canwood Memorial Skating Rink
Canwood Regional Park
The Children’s Wish Foundation of Canada
City of Prince Albert Communiplex
Debden Recreation Board
Dinsmore Kinette Club
First Nations University of Canada
Flying Dust First Nation
Girl Guides of Canada
Hafford & District Recreation Board
Jubilee Residences
Junior Achievement
Kindersley and District Arts Council
Kinsmen Foundation
Lions Club of Fort Saskatchewan
Lucky Lake Community Centre
Maidstone Centennial
Mamawetan Churchill River Health Region
Meadow Lake and District Youth Soccer Association
Meadow Lake Hospital Foundation
Naicam Curling Club
North Battleford Youth Business Excellence Awards
Northwest Regional Victim Services
Prince Albert Centre for the Arts
The Rainbow Youth Centre
Redvers Activity Centre Foundation
Regina Palliative Care
Royal University Hospital Foundation
Saskatoon Habitat for Humanity
Saskatoon Prairieland Park
Saskatoon Symphony Society
St. Peter’s College
Station Arts Centre
Sun Country Regional Health Authority
Turtleford and District Recreational Association
United Way agencies
University of Saskatchewan
Women Entrepreneurs of Saskatchewan
Yorkton United Soccer
YWCA of Regina
YWCA of Saskatoon
Manitoba
4-H Clubs of Canada
Agassiz Medical Centre
Art City
Brandon Family YMCA
Brandon University
Brandon Wheat Kings — CIBC Read to Succeed
Canadian Cancer Society
Cancer Care Manitoba Foundation
Clandeboye and District Recreation Association
Dauphin Agricultural Society
Flin Flon Trout Festival
Fort Whyte Centre
Friends of St. Amant Centre
Gateway United Soccer Association
Gimli & District Recreation Centre Association
Glenlee Community Centre
Junior Achievement
Killarney Turtle Mountain Fire Department
Kinette Club of Stonewall
Kiwanis Club of Winnipeg Foundation
Manitoba Theatre Centre
The Michael Komenda Memorial Youth Club
Morden Corn & Apple Festival
New Iceland Festival
Phoenix Productions Theatre Company
Provincial Exhibition of Manitoba
Red River Community Centre
Reh-Fit Centre
Sir John Franklin Community Centre
South Interlake Recreation Centre
Thompson Minor Soccer
United Way agencies
University of Manitoba
Westman Dreams for Kids Foundation
Winnipeg Symphony Orchestra
YMCA-YWCA of Winnipeg
Ontario
1st Canadian Battalion Museum Trust — Victoria Cross
519 Church Street Community Centre
ALS Society of Metropolitan Toronto & Area
Anishinabek Nation 7th Generation Charities
Armour Heights Soccer Club
Art Gallery of Hamilton
Art Gallery of Ontario
ArtHeart Community Art Centre
Asperger’s Society of Ontario
Aurora Youth Soccer Club
Baycrest Centre Foundation
Belleville Public Library
The Bernard Ostry Foundation
Best Start Health Coalition
Big Brothers and Big Sisters agencies
Black Business & Professional
Association of Toronto

182 Public Accountability Statement	CIBC Annual Accountability Report 2005 For what matters
Blissymbolics Learning Centre — Muskoka
Bluewater Summer Playhouse
Boundless Adventures Association
Boys and Girls Club of Ottawa
Brock University
Bruce County Museum & Archives
Burlington Public Library
Business Education Council of Niagara
Camp Bucko
Camp Oochigeas
Camp Trillium
Canadian Abilities Foundation
Canadian Art Foundation
Canadian Cancer Society
Canadian Children’s Opera Chorus
Canadian Cystic Fibrosis Foundation
The Canadian Hearing Society
Canadian Mental Health Association
Canadian Race Relations Foundation
Canadian Stage Company
Carp Agricultural Society
Casey House Foundation
Cataraqui Clippers Soccer
Centenary Health Centre Foundation
Centennial College
Child & Youth Friendly Ottawa
Children’s Aid Society of Haldimand Norfolk
Children’s Hospital of Eastern Ontario Foundation
Communitech Association
Community Care Trent Hills
Computers for Schools
Covenant House — Toronto
Creative Trust
Credit Valley Hospital Foundation
Cumberland Community Resource Centre
Daily Bread Food Bank
Diabetes Hope Foundation
Dixon Hall
Dryden Area Health Services Foundation
Durham West 4-H Team
The Easter Seal Society of Ontario
Easter Seals of Haldimand Norfolk
East Metro Youth Services
Essex Region Conservation Authority
Eva’s Initiatives for Homeless Youth
Evergreen Foundation
Family & Children Services of Guelph
Fort Frances Crime Stoppers
Fred Victor Centre
Frontiers Foundation
Ganaraska Region Conservation Authority
Geneva Centre for Autism
George R. Gardiner Museum of Ceramic Art
Georgetown Bread Basket
Georgian Bay Symphony
Gilda’s Club Greater Toronto
Gloucester Hornets Soccer
Goderich Medical Clinic
The Grand Theatre Restoration Foundation
Greater Niagara General Hospital Foundation
Grey Bruce Regional Health Centre Foundation
Guelph Mobile Youth Centre
Harmony Education Foundation
Harriston-Minto Agricultural Society
Help a Child Smile
Homes First Foundation
Hopewell Children’s Homes
Hospice Orillia
Hospice Toronto
Hospital for Sick Children
Humber River Regional Hospital
Jane & Finch Boys and Girls Club
Junior Achievement
Juvenile Diabetes Research Foundation
JVS Toronto
The Kidney Foundation of Canada
KidsAbility Foundation
Kidpacks
La Fondation du College Boréal
Lakehead University
L’Arche London
Leamington District Memorial Hospital Foundation
Leadership Waterloo Region
Leadership Windsor/Essex
Learning Disabilities Association of Mississauga
The Learning Partnership
Leave Out ViolencE (L.O.V.E.)
LOFT Community Services
Lombardy Agricultural Society
London Health Sciences Foundation
Lucknow Agricultural Society
Maitland Valley Conservation Authority
Malton Soccer Club
Markham Stouffville Hospital Foundation
McMaster Children’s Hospital
McMaster University
Meals on Wheels
Metro Street Focus Organization
Metro Toronto Movement for Literacy
Mississauga Living Arts Centre
Mood Disorders Association of Ontario
Mount Sinai Hospital Foundation
National Ballet School
National Ballet of Canada
National Service DogsTraining Centre
National Youth Orchestra of Canada — NYOC
Neighbour to Neighbour Centre
Niagara College Foundation
Niagara Entrepreneur of the Year Awards
Niagara Peninsula Children’s Centre
Norfolk General Hospital Foundation
North Bay General Hospital Foundation
North Grenville Community Complex
North York General Hospital
North York Harvest Food Bank
Northern Ontario Business Awards
Northumberland Health Care Centre Foundation
Ontario Black History Society
Ontario College of Art and Design
Ontario March of Dimes
Oshawa General Hospital
Osteoporosis Society of Canada
Ottawa — Carleton Police Youth Centre
Ottawa Hospital Foundation
Ottawa Symphony Orchestra
Perth County 4-H Ontario
Peterborough Regional Health Centre
The Philip Aziz Centre
Pride Toronto
Prime Mentors of Canada
Prince Edward County Memorial Hospital Auxiliary
Queensway-Carleton Hospital Foundation
Rainy River Valley Agricultural Society
Red Lake Regional Heritage Centre
Ross Memorial Hospital Foundation
Royal Conservatory of Music
Ryerson University
Saint-Vincent Hospital

CIBC Annual Accountability Report 2005 For what matters	Public Accountability Statement 183
The Salvation Army
Saugeen Shores Minor Soccer Association
Scarborough Hospital Foundation
Schizophrenia Society of Canada
Schulich School of Business
Scouts Canada
Second Harvest
Sioux Lookout Anti-Racism Committee
Skills Canada — Ontario
Skills for Change
South Muskoka Hospital Foundation
Southlake Regional Health Centre Foundation
St. Clair College Foundation
St. Joseph’s Health Care Foundation
St. Lawrence College Foundation
St. Lawrence College of Applied Arts & Technology
St. Michael’s Hospital Foundation
St. Joseph’s Foundation of Thunder Bay
Stormont Agricultural Society
Sudbury Theatre Centre
Sunnybrook & Women’s Foundation
Sunnyside Children’s Foundation
Teen Health Centre
Thames Valley Children’s Centre
Thunder Bay Symphony Orchestra
Timmins & District Hospital Foundation
Timmins Library
Toronto Adolescent Recovery Centre
Toronto Special Olympics
Toronto Symphony Orchestra
Trent University
Trillium Health Centre Foundation
United Way agencies
University Health Network
University of Guelph
University of Ontario Institute of Technology
University of Ottawa
University of Ottawa Heart Institute
University of Toronto
University of Waterloo
University of Western Ontario
Vankleek Hill Agricultural Society
Waterfront Regeneration Trust
Waterloo Region Hospitals Foundation
Wellspring Cancer Support Foundation
Wellspring Niagara
West Lincoln Memorial Hospital Foundation
William Osler Health Centre Foundation
Winchester District Memorial Hospital Foundation
Windsor & Essex County Cancer Care Foundation
Windsor Regional Hospital Foundation
Windsor Symphony Society
Woodgreen Red Door Family Shelter
Yee Hong Community Wellness Foundation
YMCA agencies
YWCA Women of Distinction Awards
York Central Hospital Foundation
Young Entrepreneur’s Organization — Ottawa
Youth Community Leadership
Youth Without Shelter
Quebec
Accueil Bonneau
Accueil Notre-Dame
Armée du Salut
Arrière Scène
Association québécoise pour les enfants atteints d’audimutité
Bénévolat du centre d’accueil Foyer Sutton Inc
Bishop’s University
Bon Dieu dans la rue
C.A.R.E. (Centre d’activités récréatives et éducatives)
Centaur Theatre Company
Centraide
Centre de répit Philou
Centre de Ressources Familiales du Québec
Centre des arts de Saint-Hyacinthe
Chambres de commerce
Cité des Mots
Club Cycliste Vélo 4
Club de Soccer de Jonquière
Club de Soccer Vallée du Richelieu
Club des personnes handicapées de Farnham
Club des petits déjeuners du Québec
Club Optimiste de St-Rémi
Club Richelieu de Saint-Hyacinthe
Club Richelieu de Victoriaville
Concours québécois en entrepreneurship
Divers/Cité
Dr Clown
École nationale de théâtre du Canada
Escadron 806 Ste-Thérèse
Fondation Aline-Letendre
Fondation Charles-Bruneau
Fondation de l’Hôpital Marie-Enfant
Fondation de l’Hôpital d’Argenteuil
Fondation de l’Hôpital Honoré-Mercier
Fondation de l’Hôpital Sainte-Justine
Fondation de l’Hôpital St-Eustache
Fondation des Auberges du Cœur du Québec
Fondation des Hôpitaux Enfant-Jésus et St-Sacrement
Fondation des maladies mentales
Fondation Docteur Jacques Paradis
Fondation du Centre hospitalier de Trois-Rivières
Fondation du Centre hospitalier des Vallées-de-l’Outaouais
Fondation du Centre hospitalier régional de Lanaudière
Fondation du Centre hospitalier universitaire de Québec
Fondation du Centre Normand-Leveillé
Fondation du Musée des Beaux-Arts de Sherbrooke
Fondation Hôpital Jean-Talon
Fondation Hôpital Laval
Fondation hospitalière Maisonneuve-Rosemont
Fondation hospitalière Rouyn-Noranda
Fondation Jean-Lapointe
Fondation Marcel-Vaillancourt
Fondation Metropolis Blues
Fondation OLO
Fondation Pinocchio
Fondation Portage
Fondation Ressources-Jeunesse
Fondation Université du Québec en Abitibi-Témiscaminque
Garde-Manger pour tous
International Centre for Conflict Resolution and Mediation
Jeune Voile
Jeunes entreprises du Québec
Jeunesse au Soleil
Jeux du Québec à Amos
Jeux Olympiques Spéciaux
Jewish General Hospital — Sir Mortimer B.Davis

184 Public Accountability Statement	CIBC Annual Accountability Report 2005 For what matters
Journée des Townshippers de l’Estrie
Lakeshore General Hospital
Learning Associates of Montreal
Leave Out ViolencE (L.O.V.E.)
Les Scientifines
Maison de la Source Gabriel
Maison des enfants de l’Île de Montréal
Maison des soins palliatifs de Laval
Maison du Parc
Maison du Père
Maison Jean-Lapointe
Mission Bon Accueil
Montreal Children’s Hospital Foundation
Montreal Heart Institute
Montreal Museum of Fine Arts
Montreal Oral School for the Deaf
Montreal Symphony Orchestra
Musée d’art contemporain de Montréal
NeuroScience Canada
Old Brewery Mission
Petits frères des Pauvres
Québec Symphony Orchestra
Réseau Hautes Etudes Commerciales
Rose des Vents de l’Estrie
SAJE Montréal-Métro
Santropol Roulant
St. Mary’s Hospital Foundation
St. Patrick’s Basilica — Soup Kitchen
Téléthon-Resources, Abitibi
Théâtre d’Aujourd’hui
Théâtre des Deux Rives
Théâtre du Nouveau Monde
Université du Québec à Montréal
Université du Québec à Rimouski
Université du Québec àTrois-Rivières
Vallée des Roseaux
Victorian Order of Nurses — Montreal
YWCA Foundation of Montreal
New Brunswick
Atlantic Ballet Theatre of Canada
Bathurst Volunteer Centre
Bathurst Youth Centre
Canadian Breast Cancer Foundation Atlantic Awareness Days
Chaleur Regional Hospital Foundation
Child Abuse Prevention Foundation
Children’s Wish Foundation
Ducks Unlimited River Valley
Fredericton Community Kitchen
Fredericton District Soccer Association
Friends of the Moncton Hospital Foundation
Girl Guides of Canada
Junior Achievement of New Brunswick
Killarney Lake Rotary Centennial Lodge
Le Foyer Notre-Dame de Lourdes Foundation
McKees Mills Women’s Auxiliary
Miramichi Irish Festival
Moncton Youth Residences
Mount Allison University
Napan Women’s Institute
New Brunswick Adoption Foundation
New Brunswick Museum
Newcastle Rotary Club Charitable Trust
Parkinson Society Canada — Moncton Community Outreach Program
Plaster Rock Arena Fund
Rotary Club of Fredericton North
Salisbury Boys & Girls Club
Special Olympics New Brunswick
St. Thomas University
Theatre New Brunswick
Tribal Powwow Committee
United Way agencies
Université de Moncton
University of New Brunswick
Western Valley Pro Kids
Women in Business 2005 Conference
YMCA of Greater Moncton
York Sunbury Search & Rescue
Nova Scotia
Aberdeen Hospital Trust
Abilities Foundation of Nova Scotia
Acadia University Performing Arts
Antigonish County Adult Learning Association (ACALA)
Bedford Soccer Association
Berwick & District Community Association
Boys & Girls Clubs of Nova Scotia
Bridgewater Canada Day
Canadian Breast Cancer Foundation Awareness Days
Cape Breton Regional Hospital Foundation
Children’s Wish Foundation
Colchester Regional Hospital Foundation
Coxheath Sydney River & Area Skatepark Society
Dairy Farmers of Nova Scotia
Dalhousie University
Dartmouth United Soccer Club
Dr. Carson & Marion Murray Community Centre
Family Resource Centre of West Hants
Glace Bay Soccer Association
The Glooscap Heritage Society
Halifax Regional Search & Rescue
Hants Community Hospital Foundation
Hants County Exhibition
Hants Learning Network Association
IWK Health Centre Charitable Foundation
Junior Achievement of Nova Scotia
Kinsmen Club of Lower Sackville
Membertou Band
The Mental Health Foundation of Nova Scotia
Mermaid Theatre of Nova Scotia
Metro Food Bank Society
Mount Saint Vincent University
Mu Lan Chinese Cultural Centre
Neptune Theatre
The New Glasgow Dragon Boat Festival Society
North End Communuty Health Centre
Nova Scotia Special Olympics
The Parker Street Food and Furniture Bank
Phoenix Youth Programs
Queen Elizabeth II Health Sciences Centre Foundation
Rotary Club of Amherst
The Rotary Club of Windsor
Shelburne Founders’ Days
South West Shore Volunteer Services
St. Martha’s Regional Hospital Foundation
St. Mary’s University
Symphony Nova Scotia
United Way agencies
Valley District Soccer
YMCA of Greater Halifax/Dartmouth

CIBC Annual Accountability Report 2005 For what matters	Public Accountability Statement 185
Prince Edward Island
Alberton Mural Committee
Capital Area Recreation Inc.
Chamber of Commerce — Charlottetown
Canadian Breast Cancer Foundation Awareness Days
Children’s Wish Foundation
College of Piping
Confederation Centre of the Arts
Cornwall Cornfest
D.A.R.E. (Drug Abuse Resistance Program)
Festival of Lights
Harborview Training Center
Hospice Palliative Care Association of PEI
Junior Achievement of PEI
PEI 4-H Council
PEI Council of the Arts
PEI International Shellfish Festival
PEI Service Memorial Fountain
PEI Theatre Festival
Prince County Exhibition
Prince County Hospital Foundation
Queen Elizabeth Hospital Foundation
Queens County Music Festival
Rotary Club of Charlottetown
Rotary Club of Hillsborough
Salvation Army Summerside
Sherwood Rangers Soccer
St. Eleanors Lioness
Stratford Soccer Club
Summerside Wellness Centre
United Way of PEI
University of PEI
Upper Room Hospitality
West Prince Blue Grass Music Festival
Wyatt Heritage Properties
Newfoundland and Labrador
Another Newfoundland Drama Company
Bayshore Literacy Council
Big Brothers & Sisters of Eastern Newfoundland
Bishop’s Falls Lions Club
Calypso Foundation
Campbellton Recreation Committee
Children’s Wish Foundation
Community Services Council of Newfoundland & Labrador (United Way)
Conception Bay North Minor Soccer
Corner Brook Winter Carnival
Exploits Valley Salmon Festival
Gander Minor Soccer
Girl Guides of Canada — Labrador West Division
Grand Falls-Windsor Centennial Celebration
Health Care Foundation of St. John’s
Health Labrador Corporation
Innu Healing Foundation
Jane Way Hospital
Junior Achievement of Newfoundland & Labrador
Kids Eat Smart Foundation
Labrador City Public Library Services
Labrador West Youth Centre
Memorial University of Newfoundland
MADD — Avalon Chapter
Mt. Pearl Frosty Festival
Newfoundland Symphony Orchestra
Provincial Drama Festival
Real Time Cancer
South & Central Health Foundation
St. John’s Boys and Girls Club
St. John’s Canadian Progress Club Foundation for the Mentally Handicapped
Trinity Conception Health Board
Western Regional Hospital Foundation
Northwest Territories
Aurora College
Juvenile Diabetes Foundation
Stanton Regional Hospital Foundation — Run for Our Lives
Town of Inuvik Family Centre
United Way of Yellowknife
World Wildlife Fund Canada — Northern Conservation Education Program
Nunavut
Canadian Breast Cancer Foundation
Kivalliq Regional Science Fair
World Wildlife Fund Canada — Northern Conservation Education Program
Yukon
MacBride Museum
United Way Society of the Yukon
Whitehorse General Hospital
Whitehorse Minor Soccer

186 Key Performance Indicators	CIBC Annual Accountability Report 2005 For what matters
Key Performance Indicators
CIBC developed this year’s Annual Accountability Report with reference to the 2002 Global Reporting Initiative (GRI)Guidelines,and its Financial Services Sector Supplements for Social Performance (SPI) 2002, and Environmental Performance(EPI) pilot version 2005. The following table shows which elements of the GRI, SPI and EPI are covered in our report and other corporate reference materials.

Other
REPORTING INDICATORS	Brief Description	GRI	SPI	EPI	PAS	reference materials

2005 Review

1.1/3.7/3.19	Vision, mission, value, strategy	•

1.2	CEO’s message	•

2.1/2.8	Corporate profile	•

Governance

Proxy*
3.1/3.2/3.3/3.4	Governance structure	•				www.cibc.com

3.5/INT4	Executive and director compensation	•	•			Proxy*

3.8	Shareholder engagement	•				Proxy*
	Disclosure policies & practices					Proxy*
www.cibc.com

CIBC in Society

CSR1/CSR2	Living up to our values		•			www.cibc.com

2.17/4.1	Reporting framework	•

2.9/3.9/3.11/
3.12/CSR6	Stakeholder engagement	•	•

3.6/CSR4/INT1/SO2/ SO3/SO5	Responsible business policies and practices	•	•			Code of Conduct
www.cibc.com

3.14/3.15	Endorsement of external frameworks	•

3.17/EC13	Indirect impacts on society	•

SOC2/EC3/EC8	Economic contribution to society	•	•		•

SO4	Awards and recognition	•

PR2	Advertising fairness	•				www.cibc.com

Our Clients

3.20/PR8	Customer satisfaction	•				www.cibc.com

RB1	Responsible retail banking		•		•

RB2/RB3	Supporting small business		•		•

HR12	Aboriginal banking	•

AM2	Responsible lending and investment		•

PR3	Privacy	•				www.cibc.com

Our People

INT3	Employee satisfaction		•

HR1/HR4/HR10/LA10	Supportive employee environment	•

LA11/INT7	Diversity and employment equity	•	•

LA1/LA2/INT2	Breakdown of workforce	•	•		•

EC5/LA12	Salary and benefits	•

LA5/LA6/LA7	Health and well-being	•

LA9/HR8	Development and training	•

INT5	Performance focus		•

*	Proxy Management Circular

CIBC Annual Accountability Report 2005 For what matters	Key Performance Indicators 187

Other
REPORTING INDICATORS	Brief Description	GRI	SPI	EPI	PAS	reference materials

Our Communities

EC10/SOC1	Corporate contributions	•	•		•

HR13/SO1	Community engagement	•			•

Our Environment

EN1/EN2	Materials used/reused	•				www.cibc.com

EN3/EN4	Direct/indirect energy use	•				www.cibc.com

EN5	Water use	•				www.cibc.com

EN8/EN30	Direct/indirect CO2 emissions	•				www.cibc.com

EN11	Responsible waste management	•				www.cibc.com

EN17	Renewable energy sources and energy efficiency	•				www.cibc.com

F1	Environmental policy			•		www.cibc.com

F2/F3/F5	Environmental systems and processes			•		www.cibc.com

F7	Environmental stakeholder engagement			•		www.cibc.com

Our Suppliers

EC3	Supplier profile	•

3.16	Responsible procurement practices	•

EN1	Total paper purchases	•
EN33	Screening suppliers environmental performance	•

MD&A/Financial Results & Control

2.2/2.3/2.4/2.5/2.6/2.11/	CIBC is in compliance with the mandatory
2.12/2.13/2.14/2.15/2.16/	reporting requirements governed by various
2.18/2.19/3.13/3.18/	regulatory bodies in Canada and the U.S. As at
EC1/EC6/EC7	year-end, CIBC reported that internal control
over financial reporting is effective and CIBC has
achieved U.S. Sarbanes-Oxley Act, section 404,
	compliance for the second consecutive year.	•			•	www.cibc.com

Shareholder and Other Information

2.10/2.22	Contact information	•				www.cibc.com

CIBC has been a DJSI World constituent for 4 consecutive years
CIBC has been listed on the FTSE4Good Index since its inception in 2001

188 Glossary	CIBC Annual Accountability Report 2005 For what matters
GLOSSARY
Allowance for credit losses
An allowance set up in the financial statements sufficient to absorb both specifically identified and inherent credit-related losses in CIBC’s portfolio of loans, acceptances, letters of credit, guarantees, and derivatives. It can be either specific or general.
Asset/liability management (ALM)
This is essentially the non-trading area of the bank. Risk management techniques are used to manage the relative duration of CIBC’s assets (such as loans) and liabilities (such as deposits), in order to minimize the adverse impact of changes in interest rates.
Assets-to-capital multiple
Total assets plus specified off-balance sheet items divided by totalregulatory capital.
Assets under administration (AUA)
Assets administered by CIBC that are beneficially owned by clients and are, therefore, not reported on the consolidated balance sheet. Services provided by CIBC are of an administrative nature, such as safekeeping of securities, collection of investment income, and the settlement of purchase and sale transactions.
Assets under management (AUM)
Assets managed by CIBC that are beneficially owned by clients and are, therefore, not reported on the consolidated balance sheet. The service provided in respect of these assets is discretionary portfolio management on behalf of the clients. AUM amounts are included in the amounts reported under AUA.
Basis point
One hundredth of a percentage point.
Collateral
Assets pledged as security for a loan or other obligation. Collateral is generally cash or a highly rated security.
Collateralized debt obligation (CDO)
Securitization of any combination of corporate debt, asset-backed securities, mortgage-backed securities or tranches of other collateralized debt obligations to form a pool of diverse assets that are tranched to meet investor demand.
Collateralized loan obligation (CLO)
Securitizations of large portfolios of secured or unsecured corporate loans made to commercial and industrial clients of one or more lending banks.
Credit derivatives
Off-balance sheet arrangements that allow one party (the beneficiary) to transfer credit risk of a reference asset, which the beneficiary may or may not own, to another party (the guarantor) without actually selling the asset. CIBC commonly uses credit derivatives to manage its overall credit risk exposure.
Credit risk
Risk of loss due to borrower, issuer or counterparty default.
Current replacement cost
The estimated cost of replacing derivative instruments that have a positive market value, representing an unrealized gain to CIBC.
Derivatives
Contracts which require little or no initial investment and whose value is derived from changes in interest rates, foreign exchange rates, equity or commodity prices, or credit spreads applied to a notional underlying amount. The use of derivatives permits the management of risk due to changes in these risk factors.
Dividend payout ratio
Common dividends paid as a percentage of net income after preferred share dividends and premiums.
Dividend yield
Dividends per common share divided by the closing common share price.
Earnings per share (EPS)
Refer to Note 1 to the consolidated financial statements.
Economic capital
Economic capital is a non-GAAP measure and is an estimate of the amount of equity capital required to support the risks in our businesses in line with our overall strategic objectives, including targeted credit rating and liquidity requirements. Economic capital comprises credit, market, operational and strategic risk capital.
Economic profit
Economic profit is a non-GAAP measure and is calculated as each business’s earnings less a capital charge for the utilization of economic capital.
Efficiency ratio
Non-interest expenses as a percentage of gross revenue (net interest income and non-interest income). Efficiency ratio is used as a measure of productivity.
Forward contracts
A contractual commitment to buy or sell a specified commodity, currency or financial instrument at a specific price and date in the future. Forward contracts are customized contracts traded in over-the-counter markets. Forward contracts are generally classified as derivatives.
Forward rate agreement
An over-the-counter contract determining an interest rate to be paid or received commencing on a particular date in the future for a specified period of time. Forward rate agreements are derivatives.
Futures
A contractual commitment to buy or sell a specified commodity, currency or financial instrument at a specific price and date in the future. Futures contracts are standardized and are traded on an exchange. Futures contracts are derivatives.
Guarantees and standby letters of credit
Primarily represent CIBC’s obligation, subject to certain conditions, to make payments to third parties on behalf of clients if these clients cannot make payments or are unable to meet other specified contractual obligations.
Hedge
A risk reduction technique whereby a derivative or other financial instrument is used to reduce or offset exposure to changes in interest rates, foreign exchange rates, equity or commodity prices, or credit risk.
Impaired loans
Refer to Note 1 to the consolidated financial statements.
Interest-only strip
A security based solely on all or a portion of the interest payments from a pool of loans or other similar interest-bearing assets. Once the principal on the loans has been repaid, interest payments stop and the value of the interest-only strip falls to zero.
Liquidity risk
Risk of having insufficient cash resources to meet current financial obligations without raising funds at unfavourable prices or selling assets on a forced basis.
Mark-to-market
Valuation at market rates, as at the balance sheet date. Market rates are generally available for most publicly traded securities and some derivatives.

CIBC Annual Accountability Report 2005 For what matters	Glossary 189
Market risk
The potential for financial loss from adverse changes in underlying market factors, including interest and foreign exchange rates, credit spreads, and equity and commodity prices.
Master netting agreement
An industry standard agreement designed to reduce the credit risk of multiple derivative transactions with a counterparty through the creation of a legal right of offset of exposures in the event of a default by that counterparty.
Net interest income
The difference between interest earned on assets (such as loans and securities) and interest incurred on liabilities (such as deposits and subordinated indebtedness).
Net interest margin
Net interest income as a percentage of average assets.
Normal course issuer bid
Involves a listed company buying its own shares through a stock exchange, from time to time, and is subject to the various rules of the exchanges and securities commissions.
Notional amount
Principal amount or reference point used for the calculation of payments under derivative contracts. In most instances, this amount is not exchanged under the terms of the derivative contract.
Off-balance sheet financial instruments
Assets or liabilities that are not recorded on the balance sheet, but may produce positive or negative cash flows. Such instruments generally fall into two broad categories: (i) credit-related arrangements, which provide liquidity protection, and (ii) derivatives (excluding mark-to-market amounts).
Office of the Superintendent of Financial Institutions (OSFI)
OSFI supervises and regulates all banks, all federally incorporated or registered trust and loan companies, insurance companies, cooperative credit associations, fraternal benefit societies and pension plans in Canada.
Operational risk
The risk of loss resulting from inadequate or failed internal processes, systems, or from human error or external events.
Options
A contractual obligation under which the writer confers the right, but not the obligation, on the purchaser to either buy (call option) or sell (put option) a specific amount of a commodity, currency or financial instrument at a fixed price either at or by a set date.
Price-to-earnings multiple
Closing common share price divided by basic earnings per common share.
Provision for credit losses
An amount charged or credited to income so as to bring the allowance for credit losses to a level that is sufficient to cover expected credit losses.
Regular workforce headcount
Comprises regular full-time (counted as one) and regular part-time employees (counted as one-half), and commissioned employees.
Return on equity (ROE)
Net income, less preferred share dividends and premiums, expressed as a percentage of average common shareholders’ equity.
Risk-weighted assets
Calculated by applying risk-weighting factors specified by OSFI to all on-balance sheet assets and off-balance sheet instruments plus statistically estimated risk exposures in the trading book. The result is then used in the calculation of CIBC’s regulatory capital ratios.
Securities borrowed
Securities are typically borrowed to cover short positions. Borrowing requires the pledging of collateral by the borrower to the lender. The collateral may be cash or a highly rated security.
Securities lent
Securities are typically lent to a borrower to cover their short positions. Borrowing requires the pledging of collateral by the borrower to the lender. The collateral provided may be cash or a highly rated security.
Securities purchased under resale agreements
A transaction where a security is purchased by the buyer and, at the same time, the buyer commits to resell the security to the original seller at a specific price and date in the future.
Securities sold short
A transaction in which the seller sells securities it does not own. The seller borrows the securities in order to deliver them to the purchaser. At a later date, the seller buys identical securities in the market to replace the borrowed securities.
Securities sold under repurchase agreements
A transaction where a security is sold by the seller and, at the same time, the seller commits to repurchase the security from the original purchaser at a specific price and date in the future.
Securitization
The process of selling assets (normally financial assets such as loans, leases, trade receivables, credit card receivables or mortgages) to trusts or other special purpose entities (SPEs). An SPE normally issues securities or other form of interests to investors and/or the asset transferor, and the SPE uses the proceeds of the issue of securities to purchase the transferred assets. The SPE will generally use the cashflows generated by the assets to meet the obligations under the securities or other interests issued by the SPE, which may carry a number of different risk profiles.

Stock appreciation rights (SARs)
SARs issued by CIBC are rights attached to stock options, where the difference between the market price of CIBC common shares at the time of exercise, and the strike price established at the time of grant, is paid in cash.
Swap contracts
Agreements between two parties to exchange a series of cash flows, based on a specific notional amount over a specified period. The typical swap contracts are interest rate swaps and cross-currency swaps. Swap contracts are derivatives.
Taxable equivalent basis (TEB)
A non-GAAP measure that increases tax-exempt income to make it directly comparable to taxable income sources when comparing either total revenue or net interest income. There is an offsetting adjustment to the tax provision, thus generating the same after-tax income as reported under GAAP.
Tier 1 and total capital ratios
Regulatory capital divided by risk-weighted assets, based on guidelines set by OSFI, based on Bank for International Settlements standards.
Total shareholder return
The total return earned on an investment in CIBC’s common shares. The return measures the change in share price, assuming dividends are reinvested in additional shares.
Value-at-Risk (VaR)
Generally accepted risk measurement concept that uses statistical models to estimate the distribution of possible returns on a portfolio at a given level of confidence.
Variable interest entity (VIE)
An entity that by design does not have sufficient equity at risk to permit it to finance its activities without additional subordinated financial support, or in which equity investors do not have the characteristics of a controlling financial interest. SPEs are a type of VIE that are created for a single, well-defined and narrow purpose.

190 Shareholder Information	CIBC Annual Accountability Report 2005 For what matters
SHAREHOLDER INFORMATION
Dividends
Common shares

				Number of
Ex-dividend			Dividends	common shares
date	Record date	Payment date	per share	on record date
Sep.26/05	Sep.28/05	Oct.28/05	$0.68	333,970,938
Jun.24/05	Jun.28/05	Jul.28/05	$0.68	335,788,824
Mar.23/05	Mar.28/05	Apr.28/05	$0.65	340,410,351
Dec.23/04	Dec.29/04	Jan.28/05	$0.65	347,022,395

Preferred shares

Ex-dividend
date	Record date	Payment date	Series 18	Series 19	Series 20*		Series 21**	Series 22**		Series 23	Series 24	Series 25	Series 26	Series 27	Series 28***	Series 29	Series 30****
Sep.26/05	Sep.28/05	Oct.28/05	$0.343750	$0.309375	US$	0.321875				$0.331250	$0.375000	$0.375000	$0.359375	$0.350000	$0.020000	$0.337500	$0.300000
Jun.24/05	Jun.28/05	Jul.28/05	$0.343750	$0.309375	US$	0.321875	$0.375000	US$	0.390625	$0.331250	$0.375000	$0.375000	$0.359375	$0.350000	$0.020000	$0.337500	$0.471910	****
Mar.23/05	Mar.28/05	Apr.28/05	$0.343750	$0.309375	US$	0.321875	$0.375000	US$	0.390625	$0.331250	$0.375000	$0.375000	$0.359375	$0.350000	$0.020000	$0.337500
Dec.23/04	Dec.29/04	Jan.28/05	$0.343750	$0.309375	US$	0.321875	$0.375000	US$	0.390625	$0.331250	$0.375000	$0.375000	$0.359375	$0.350000	$0.020000	$0.337500

*	All issued and outstanding Non-cumulative Class A Preferred Shares Series 20 were redeemed for cash on October 31, 2005. The redemption price was US$25.50 per Series 20 share. The regular quarterly dividend payment of US $0.321875 per Series 20 share for the period from July 1, 2005 to October 31, 2005 was paid on October 28, 2005 to holders of record on September 28, 2005.

**	All issued and outstanding Non-cumulative Class A Preferred Shares Series 21 and 22 were redeemed for cash on August 2, 2005. The redemption price was C$26.00 per Series 21 share and US $26.00 per Series 22 share. The regular quarterly dividend payment of C$0.375000 per Series 21 share and US $0.390625 per Series 22 share for the period from May 1, 2005 to July 31, 2005 was paid on July 28, 2005 to holders of record on June 28, 2005. CIBC declared a dividend of C$0.008152 per Series 21 share and US$0.008492 per Series 22 share for the period from August 1, 2005 to August 2, 2005 that was paid on August 2, 2005 to holders of record on June 28, 2005.

***	The initial dividend paid on October 28, 2004 was $0.199565 per Series 28 share. Cash dividends payable from November 1, 2004 in respect of the Series 28 shares, as declared, were reduced to $0.08 per Series 28 perannum.
On November 25, 2005, CIBC announced that it is making an offer to purchase for cancellation all of the 17,658 outstanding Class A Preferred Shares at a price of $10.00 per share. The offer will remain open for acceptance for a minimum period of one year from November 25, 2005 , at which time CIBC reserves the right to withdraw the offer by providing 60 days notice, in French and English, in a national Canadian newspaper. The offer will expire without notice on June 17, 2009. Holders should contact their broker for assistance inorder to tender their Series 28 shares into this offer. Brokers should contact CIBC WorldM arkets Inc. at 416-956-6045, referencing the Series 28 shares for further information in order to tender their Series 28 shares into this offer.

****	Dividend for period from March 10, 2005 and ending July 31, 2005 inclusive.
Stock exchange listings
Common shares of CIBC are listed for trading in Canada on the Toronto Stock Exchange (ticker symbol — CM) and in the U.S. on the New York Stock Exchange (ticker symbol — BCM).
     All preferred shares are listed on the Toronto Stock Exchange and trade under the following ticker symbols.

Series 18	CM.PR.P
Series 19	CM.PR.R
Series 23	CM.PR.A
Series 24	CM.PR.B
Series 25	CM.PR.C
Series 26	CM.PR.D
Series 27	CM.PR.E
Series 29	CM.PR.G
Series 30	CM.PR.H
2006 record and dividend payment dates for common and preferred shares*

Record dates	Payment dates
December 28**	January 27
March 28	April 28
June 28	July 28
September 28	October 27

*	Subject to approval by the Board of Directors for common and preferred shares.

**	2005
Annual meeting 2006
CIBC’s Annual Meeting 2006 will be held on Thursday, March 2, 2006 at the Quebec City Convention Centre, 1000 René-Lévesque Boulevard East, Quebec City, Quebec at 10:00 a.m. (Eastern Standard Time).
Quarterly earnings reporting 2006
CIBC’s quarterly earnings dates are anticipated to be March 2, June 1, August 31 and December 7.
Credit ratings

	Senior debt	Preferred shares
DBRS	A(high)	Pfd-2(high)
FITCH	AA-
Moody’s	Aa3
S&P	A+	A-

CIBC Annual Accountability Report 2005 For what matters	Shareholder Information 191
Shareholder investment plan
Registered holders of CIBC common shares may participate in one or more of the following options, and pay no brokerage commissions or service charges:
Dividend reinvestment option: Common dividends may be reinvested in additional CIBC common shares. Residents of the United States and Japan are not eligible.
Share purchase option: Up to $50,000 of additional CIBC common shares may be purchased during the fiscal year. Residents of the United States and Japan are not eligible.
Stock dividend option: U.S. residents may elect to receive stock dividends on CIBC common shares.
For further information and a copy of the offering circular, contact CIBC Mellon Trust Company (see Transfer agent and registrar).
Price of common shares purchased under the shareholder investment plan

		Dividend
		reinvestment
	Share	& stock
Date	purchase	dividend
purchased	option	options
Oct. 28/05		$72.16
Oct. 3/05	$72.63
Sep. 1/05	$70.40
Aug. 2/05	$81.00
Jul. 28/05		$80.94
Jul. 4/05	$75.94
Jun. 1/05	$72.72
May 2/05	$75.21
Apr. 28/05		$74.05
Apr. 1/05	$73.75
Mar. 1/05	$69.40
Feb. 1/05	$68.28
Jan. 28/05		$68.66
Jan. 4/05	$72.33
Dec. 1/04	$72.64
Nov. 1/04	$73.57

Direct dividend deposit service
Canadian-resident holders of common shares may have their dividends deposited by electronic transfer directly into their account at any financial institution that is a member of the Canadian Payments Association. To arrange, please contact CIBC Mellon Trust Company (see Transfer agent and registrar).
Transfer agent and registrar
For information relating to shareholdings, dividends, dividend reinvestment accounts, lost certificates or to eliminate duplicate mailings of shareholder material, please contact:
CIBC Mellon Trust Company
P.O. Box 7010, Adelaide Street Postal Station
Toronto, Ontario
M5C 2W9
416-643-5500 or fax 416-643-5501
1-800-387-0825 (toll-free in Canada and the U.S.)
e-mail: inquiries@cibcmellon.com
Common and preferred shares are transferable in Canada at the offices of our agent,CIBC Mellon Trust Company, in Toronto, Montreal, Halifax, Calgary and Vancouver.
In the United States, common shares are transferable at:
Mellon Investor Services LLC
480 Washington Blvd., 27th Floor
Jersey City, New Jersey 07310
Visit www.cibc.com,
Investor Relations
section for additional
shareholder information.

192 Corporate Information	CIBC Annual Accountability Report 2005 For what matters
Corporate information
CIBC head office
Commerce Court, Toronto, Ontario,
Canada M5L 1A2
Telephone number: 416-980-2211
Telex number: 065 24116
Cable address: CANBANKTOR
Website: www.cibc.com
Incorporation
Canadian Imperial Bank of Commerce (CIBC) is a diversified financial institution governed by the Bank Act (Canada). CIBC was formed through the amalgamation of The Canadian Bank of Commerce and Imperial Bank of Canada in 1961. The Canadian Bank of Commerce was originally incorporated as Bank of Canada by special act of the legislature of the Province of Canada in 1858. Subsequently, the name was changed to The Canadian Bank of Commerce and it opened for business under that name in 1867. Imperial Bank of Canada was incorporated in 1875 by special act of the Parliament of Canada and commenced operations in that year.
Annual meeting
Shareholders are invited to attend the CIBC Annual Meeting on Thursday, March 2, 2006 at 10:00 a.m. (Eastern Time) at the Quebec City Convention Centre, 1000 René-Lévesque Boulevard East, Quebec City, Quebec, G1R 2B5.
CIBC Annual Accountability Report 2005
Additional print copies of the Annual Accountability Report may be obtained by calling 416-980-4523 or emailing financialreport@cibc.com
The Annual Accountability Report is also available online at www.cibc.com.
La version française: Sur simple demande, nous nous ferons un plaisir de vous faire parvenir la version française du présent rapport. Veuillez composer le 416-980-4523 ou nous faire parvenir un courriel à rapportfinancier@cibc.com
Le rapport annuel est aussi disponible en ligne à www.cibc.com.
Further Information
Investor Relations: Financial analysts, portfolio managers and other investors requiring financial information may call416-980-8691or fax 416-980-5028 or email investorrelations@cibc.com.
Communications and Public Affairs: Financial, business and trade media may call 416-980-4523 or fax 416-363-5347.
CIBC telephone banking: As part of our commitment to our clients, information about CIBC products and services is available by calling 1-800-465-2422 toll free across Canada.
Office of the CIBC Ombudsman: CIBC Ombudsman Donna MacCandlish can be reached by telephone at 1-800-308-6859 (Toronto 416-861-3313), or by fax at 1-800-308-6861 (Toronto 416-980-3754).

Paper used for the cover and pages 1 to 36 has 50% recycled content, including 15% post-consumer waste. It is acid free and elemental chlorine free. Paper used from pages 37 to 192 is an acid free and elemental chlorine free paper containing 30% post-consumer waste.
THE FOLLOWING ARE TRADEMARKS OF CIBC OR ITS SUBSIDIARIES:
CIBC Imperial Service, Private Wealth Management, Climb for the Cure, CIBC Access for All, CIBC Access, CIBC Bonus, CIBC Everyday,
CIBC Premium Growth, CIBC Bonus Rate GIC, CIBC Personal Portfolio Services, CIBC Financial HealthCheck, CIBC Home Power, CIBC Youthvision,
CIBC World Markets, G.E.T.S., Miracle Day, Miracle Makers, CIBC Better Than Prime Mortgage, CIBC Better Than Posted Mortgage, CIBC Advantage,
CIBC Investor’s Edge, CIBC Logo and “For what matters.”
THE FOLLOWING ARE TRADEMARKS OF OTHER PARTIES:
President’s Choice and President’s Choice Financial are trademarks of Loblaw Companies Limited; CIBC licensee of marks.
President’s Choice Financial services are provided by CIBC.
Run for the Cure is a trademark of Canadian Breast Cancer Foundation, used under licence.
A Caring Company Imagine & Design is a registered trademark of the Canadian Centre for Philanthropy, CIBC authorized user.
Energy Star is a trademark of the U.S. Environmental Protection Agency.
Certified Financial Planner is a registered trademark owned by Financial Standards Board, Ltd.